PROSPECTUS

This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-106493

$475,000,000

Offer to Exchange

8 7/8% Senior Notes due March 15, 2011,
which have been registered under the Securities Act of 1933, for any and all outstanding
8 7/8% Senior Notes due March 15, 2011,
which have not been registered under the Securities Act of 1933, of

•	We will exchange all original notes that are validly tendered and not withdrawn for an equal principal amount of new notes that we have registered under the Securities Act of 1933.

•	This exchange offer expires at 5:00 p.m., New York City time, on August 25, 2003, unless extended.

•	No public market exists for the original notes or the new notes. We do not intend to list the new notes on any securities exchange or to seek approval for quotation through any automated quotation system.

      The new notes will be unsecured and will rank equally with all of our existing and future senior unsecured indebtedness, including the original notes and our other existing senior notes and debentures, and will rank senior to any future subordinated debt. The new notes will be effectively subordinated to our secured debt, including obligations under our senior secured credit facility, to the extent of the value of the assets securing such debt and any obligations of our subsidiaries that are not guarantors. All of our domestic subsidiaries that guarantee the obligations under our senior secured credit facility will guarantee the new notes with unconditional guarantees that will be unsecured senior subordinated obligations of those subsidiaries and will rank pari passu with all of their existing and future senior subordinated debt and will be subordinated in right of payment to their existing and future senior debt, including their guarantees under our senior secured credit facility.

       See “Risk Factors” beginning on page 17 for a discussion of the risks that holders should consider prior to making a decision to exchange original notes for new notes.

       Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 25, 2003.

SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may not be accurate on dates other than the date of this prospectus.

      No person is authorized in connection with this exchange offer to give any information or to make any representation not contained in this prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by us or the initial purchasers. The information contained herein is as of the date hereof and is subject to change, completion or amendment without notice. Neither the delivery of this prospectus at any time nor the offer, sale or delivery of any note shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in our affairs since the date hereof.

      In making an investment decision regarding the notes, prospective investors must rely on their own examination of us and the terms of this exchange offer, including the merits and risks involved. No representation is made to any offeree or purchaser of the new notes regarding the legality of an investment therein by such offeree or purchaser under any applicable legal investment or similar laws or regulations. The contents of this prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult its own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of a purchase of the new notes.

      This prospectus contains summaries of the terms of several documents. These summaries are qualified in their entirety by reference to the full text of the documents.

      This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the notes to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

i

MARKET SHARE, RANKING AND SIMILAR INFORMATION

      The market share, ranking and other information contained in this prospectus is based either on our own estimates, independent industry publications, reports by market research firms or other published independent sources. In each case, we believe that they are reasonable estimates. Market share information is subject to changes, however, and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey of market share. In addition, customer preferences can and do change. As a result, you should be aware that market share, ranking and other similar information set forth in this prospectus and estimates and beliefs based on such data, may not be reliable. In this prospectus when we use the term North America with respect to market share data, we are referring to the United States.

      DOLE® is our principal registered trademark. Our other trademarks include FRUIT BOWLS®, FUN SHAPES®, FRUIT-N-GEL BOWLS™ and DOLE PREMIUM SELECT™.

ii

SUMMARY

      This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making a decision to exchange original notes for new notes. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 17 of this prospectus and the financial statements and notes to these statements contained in this prospectus. Unless the context requires otherwise, references to “the Company,” “we,” “us,” “our” and “Dole” refer to Dole Food Company, Inc. and its subsidiaries as a combined entity, except where it is clear that the terms mean only Dole Food Company, Inc. As used in this prospectus, the terms “FYE” and “fiscal year ended” refer to our fiscal year, which ends on the Saturday closest to December 31.

Dole Food Company, Inc.

      We are the world’s largest producer of fresh fruit, fresh vegetables and fresh-cut flowers, and we market a growing line of value-added products. We are one of the world’s largest producers of bananas and pineapples, a leading marketer of citrus and table grapes worldwide and an industry leader in packaged fruit products, ready-to-eat salads and vegetables. Our most significant products hold the number 1 or number 2 position in the respective markets in which we compete. For the fiscal year ended December 28, 2002 and the fiscal quarter ended March 22, 2003, we generated revenues of approximately $4.4 billion and $1.1 billion, respectively.

      We provide wholesale, retail and institutional customers around the world with high quality food products that bear the DOLE trademarks. The DOLE brand was introduced in 1933 and we believe it is one of the most recognized brands for fresh and packaged produce in the United States, as evidenced by our 42% unaided consumer brand awareness, twice that of our nearest competitor, according to C.A. Walker and Associates. We utilize product quality, food safety, brand recognition, competitive pricing, customer service and consumer marketing programs to enhance our position within the food industry. Consumer and institutional recognition of the DOLE trademarks and related brands and the association of these brands with high quality food products contribute significantly to our leading positions in the markets that we serve.

      We source or sell over 200 products in more than 90 countries. Our fully-integrated operations include sourcing, growing, processing, distributing and marketing our products. Our products are produced both directly on Dole-owned or leased land and through associated producer and independent grower arrangements under which we provide varying degrees of farming, harvesting, packing, storing, shipping, stevedoring and marketing services.

      We operate through four business segments: fresh fruit, fresh vegetables, packaged foods and fresh-cut flowers.

•	Fresh Fruit: Our fresh fruit segment is a leading worldwide producer and distributor of fresh bananas, pineapples and other tropical and deciduous fruits with operations in approximately 90 countries.

•	Fresh Vegetables: Our fresh vegetables segment produces and markets fresh and fresh packaged vegetables, including ready-to-eat salads, to retail and foodservice customers in North America and Asia.

•	Packaged Foods: Our packaged foods segment produces and markets packaged foods, including canned fruit, juices and snack foods. Our primary packaged foods products are packaged pineapple products, in which we have the leading global market share, and packaged fruit products such as our FRUIT BOWLS and FRUIT-N-GEL BOWLS lines of individual serving fruit cups packaged in easy to open plastic containers.

•	Fresh-Cut Flowers: We believe that our fresh-cut flowers segment is the largest fully-integrated supplier of fresh-cut flowers and bouquets in North America. We market to an array of retail, mass market and wholesale customers.

      The following chart sets forth a list of key products and operating data for each of our business segments for the fiscal year ended December 28, 2002 and the fiscal quarter ended March 22, 2003:

	Fresh Fruit	Fresh Vegetables	Packaged Foods	Fresh-cut Flowers

	(Dollars in millions)
Fiscal Year 2002
Revenues(1)	$2,773	$826	$589	$174
% total(2)	64%	19%	14%	4%

Quarter Ended March 22, 2003
Revenues(1)	$725	$177	$117	$49
% total(2)	68%	17%	11%	4%
Key products:	Bananas Pineapples Chilean fruit (grapes, apples, pears, stone fruit and kiwi )	Lettuce, celery, cauliflower, broccoli Value-added products such as ready-to-eat salads	Processed pineapple Other canned fruits FRUIT BOWLS FRUIT-N-GEL BOWLS	Roses, Carnations, Pompons, Alstroemeria, Bouquets
Market share(3):	# 1 global bananas # 1 exporter of winter fruits from Chile # 2 fresh pineapple	# 1 ready-to-eat salads # 1 iceberg lettuce, celery and cauliflower # 2 broccoli	# 1 canned pineapple # 1 canned pineapple juice # 1 plastic fruit cups # 1 canned tropical fruit cocktail	# 1 fresh-cut flowers

(1)	Excludes other operating segments and corporate.

(2)	Represents percentage of total revenues for the four segments presented herein.

(3)	All market share information refers to North America unless otherwise indicated.

Competitive Strengths

      The worldwide fresh produce industry is characterized by consistent underlying demand and favorable growth dynamics. In recent years, the market for fresh produce has grown at a rate above population growth, supported by ongoing trends such as:

•	greater consumer demand for healthy, fresh and convenient foods;

•	increased retail square footage devoted to produce; and

•	increased emphasis by retailers on fresh produce as a differentiating factor in attracting customers.

      Total wholesale fresh produce sales in the United States surpassed $80 billion in 2001, up from approximately $35 billion in 1987, representing a 6.1% compounded annual growth rate.

      Health conscious consumers are driving much of the growth in demand for fresh produce. Over the past 20 years, the benefits of natural, preservative free foods have become an increasingly prominent element of the public dialogue on health and nutrition. As a result, consumption of fresh fruit and vegetables has increased markedly. According to the USDA, Americans consumed 54 more pounds of fresh fruit and vegetables per capita in 2000 than they did in 1986. Time-starved consumers are also demonstrating continued demand for convenient, ready-to-eat products. Food manufacturers have responded with new product introductions and packaging innovations in segments such as bagged baby carrots and ready-to-eat salads, contributing to industry growth.

      Retail consolidation and the growing importance of food sales to mass merchandisers are also major factors affecting the food manufacturing and fresh produce industries. As food retailers have grown and expanded, they have sought to increase profitability through value-added product offerings and in-store services. As fresh produce has become a strategic focus, retailers expanded square footage dedicated to produce departments by almost 7% per annum between 1994 and 1999. This development has led to an increase in produce sales as a percentage of total supermarket sales, from 8.8% in 1987 to 9.8% in 2001, according to the Food Marketing Institute. The fresh produce category is also attractive to retailers due to its higher margins. According to the U.S. Department of Agriculture’s Agriculture Information Bulletin No. 758, gross margins for the produce department were 33% compared to a 26% average for the entire store in 1997. Fully-integrated produce companies, such as Dole, are well positioned to meet the needs of large retailers through the delivery of consistent, high quality produce, reliable service, competitive pricing and innovative products. Established produce companies have sought to strengthen relationships with leading retailers through value-added services such as banana ripening and distribution, category management, branding initiatives and establishment of long term supply agreements.

Competitive Strengths

      Our competitive strengths have contributed to our strong historical operating performance and should enable us to capitalize on future growth opportunities:

•	Market Share Leader. Our most significant products hold the number 1 or number 2 position in the respective markets in which we compete. We maintain number 1 market share positions in global bananas, winter fruits exported from Chile and in North American iceberg lettuce, celery, cauliflower, ready-to-eat salads and packaged fruit products, including our line of fruit cups called FRUIT BOWLS and FRUIT-N-GEL BOWLS. In addition, we believe that we are the only fully-integrated fresh-cut flower and bouquet supplier of our size in North America.

•	Strong Global Brand. Consumer and institutional recognition of the DOLE trademark and related brands and the association of these brands with high quality food products contribute significantly to our leading positions in each of the markets that we serve. By implementing a global marketing program, we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality recognized around the world. We believe that opportunities exist to leverage the DOLE brand through product extensions and new product introductions.

•	Low Cost Production Capabilities. We believe we are one of the lowest cost producers of many of our major product lines, including bananas, North American fresh vegetables and ready-to-eat salads and packaged fruit products. Over the last several years we have undertaken initiatives to achieve this low-cost position, including closing facilities, centralizing our raw material purchasing and leveraging our global logistics infrastructure more efficiently. We plan to maintain these low-cost positions through continued focus on operating efficiency.

•	State-of-the-Art Infrastructure. We have made significant investments in our production, processing, transportation and distribution infrastructure with the goal of efficiently delivering the highest quality and freshest product to our customers. We own or lease approximately 120,000 acres of land worldwide, over 50 processing, ripening and distribution centers, and the largest dedicated refrigerated containerized shipping fleet in the world, comprising 21 ships and approximately 10,800 refrigerated containers. The investments in our infrastructure should allow for continued growth without the need for sizable capital expenditures in the near term. In addition, our market-leading logistics and distribution capabilities allow us to act as a preferred fresh and packaged food provider to leading global supermarket and mass merchandisers.

•	Diversity of Sourcing Locations. We currently source our fresh fruits, vegetables and fresh-cut flowers in 20 countries and distribute products in more than 90 countries. We are not dependent on any one country for the sourcing of any of our products. The largest concentration of production is in Ecuador, where we sourced approximately one third of our Latin bananas in 2002. The diversity of our production sources reduces our risk from exposure to natural disasters and political disruptions in any one particular country.

•	Experienced Management Team. Our management team has a demonstrated history of delivering strong operating results through disciplined execution. The current management team has been instrumental in our continuing drive to transform Dole from a production driven company into a sales and marketing driven one. In addition, the management team has led our recent company-wide restructuring and improvement initiatives. Daily operations are led by Lawrence A. Kern, President and Chief Operating Officer.

Business Strategy Key

      Key elements of our strategy include:

•	Leveraging our Strong Brand and Market Leadership Position. Our most significant products hold number 1 or number 2 market positions in the respective markets in which we compete. We intend to maintain those positions and continue to expand our leadership both in new product areas and with new customers. We have a history of leveraging our strong brand to successfully enter, and in many cases become the leading player in, value-added food categories. For example, we attained the number 1 market share in the plastic fruit cups category only 3 years after introducing FRUIT BOWLS and FRUIT-N-GEL BOWLS. We intend to continue to evaluate and to strategically introduce other branded products in the value-added sectors of our business.

•	Focusing on Value-Added Products. Over the last 10 years, we have successfully shifted our product mix toward value-added food categories and away from commodity fruits and vegetables. For example, we have found major success in our ready-to-eat salad lines, bagged baby carrots, and, most recently, FRUIT BOWLS and FRUIT-N-GEL BOWLS. These value-added food categories are growing at a faster rate than our traditional commodity businesses and are generating higher margins. Overall, we have significantly increased our percentage of revenue from value-added products. This shift has been most pronounced in our North American fresh vegetables and packaged foods businesses, where value-added products now account for approximately 58% and 25%, respectively, of those businesses’ revenues. We plan to continue to address the growing demand for convenient and innovative products by investing in our higher margin, value-added food businesses.

•	Further Improving Operating Efficiency and Cash Flow. While we have greatly improved our profitability and cash flow over the last few years, we intend to continue to focus on profit improvement initiatives and maximizing cash flow. We will continue to:

•	analyze our current customer base and focus on profitable relationships with strategically important customers;

•	leverage our purchasing power to reduce our costs of raw materials; and

•	make focused capital investments to improve productivity.

Recent Profit Improvement Initiatives

      As a result of the oversupply situation affecting our banana business and market conditions affecting other areas of the fresh fruit segment, we embarked on a downsizing initiative in late 1999 and the first half of 2000. In Latin America, we ceased operations in Nicaragua and Venezuela and terminated certain ship charters and grower contracts. In Europe, we closed selected production and distribution sites, as well as sales offices. In North America, we exited our citrus business in Florida and our almond processing business in California. Additionally, we eliminated approximately 1,500 jobs. In connection with this initiative, we took a $48 million charge in the fourth quarter of 1999.

      Based upon the positive results of the initiatives undertaken in late 1999 and the first half of 2000, we began another initiative to further downsize our fresh fruit operations and recorded an additional $46 million charge in the third quarter of 2000. In our Latin American banana operations, we closed production sites, eliminated approximately 4,750 jobs, terminated selected contracts with independent growers and divested our controlling interest in a production joint venture. Additionally, in Honduras, we closed our melon and citrus farming activities. In our Asian banana operations, we ceased production on certain agricultural lands, eliminated 80 jobs, exited certain contracts with independent growers and reduced administrative overhead. In Europe, we downsized our distribution network, sales force and administrative staff.

      In the first quarter of 2001, we engaged Boston Consulting Group to assist us in our review of the strategy and operations of our fresh fruit and fresh-cut flowers segments with the goal of enhancing profitability and realizing cost savings through global strategic sourcing and logistics. Profit improvement initiatives developed in conjunction with Boston Consulting Group resulted in a charge of $133 million ($17 million in cash) and included:

•	focusing on higher margin customer relationships;

•	exiting costly fruit sourcing arrangements;

•	consolidating our selling, general and administrative functions;

•	eliminating certain outsourced shipping services; and

•	eliminating approximately 1,400 jobs.

      As a result of our cost reduction initiatives and by refocusing our businesses on higher margin products and customers, we have significantly improved the profitability of our fresh fruit segment. Indications of our success include:

•	the elimination of one-third of our overhead in Europe;

•	a reduction in our Latin American fruit cost per box; and

•	a significant improvement in profitability in our European and Asian banana businesses, which both had negative earnings prior to the implementation of these initiatives.

The Going-Private Merger Transactions

      On March 28, 2003, DHM Holding Company, Inc., or HoldCo, a corporation owned by David H. Murdock, acquired the approximately 76% of our common stock that he and his affiliates did not already own for approximately $1.44 billion in cash, which was effected through the merger of a wholly-owned subsidiary of HoldCo into Dole Food Company, Inc., which we refer to as the “going-private merger.” In connection with the going-private merger, we entered into other related transactions described below, which, collectively with the going-private merger, we refer to as the “going-private merger transactions.”

      In connection with the going-private merger,

•	we entered into a $1.125 billion senior secured credit facility,

•	HoldCo invested $125 million in our equity,

•	we issued $475 million in aggregate principal amount of our 8 7/8% senior notes due 2011,

•	we repaid or redeemed approximately $509.8 million of existing debt securities that were due in 2003 and 2005 and

•	we amended the terms of approximately $555.0 million of our senior notes and debentures.

      We and Solvest Ltd., a wholly-owned subsidiary, are the borrowers under our senior secured credit facility and HoldCo and, subject to certain limitations, each of its direct and indirect subsidiaries became guarantors thereunder. The senior secured credit facility is secured by a first priority perfected security interest in all tangible and intangible assets owned by the borrowers and guarantors, subject to certain exceptions. We borrowed $935 million under the senior credit facility in connection with the going-private merger transactions. For a more detailed description of our senior credit facility, please see “Description of Other Indebtedness — Senior Secured Credit Facility.”

      We modified the terms of the $400 million aggregate principal amount outstanding of our 7.25% senior notes due 2009 to provide for interest payments at a new rate of 8.625% per annum and for substantially the same provisions, other than maturity, interest rate and redemption provisions, and senior subordinated guarantees from our domestic subsidiaries that were provided under our 8 7/8% senior notes and that have been provided under the original notes and will be provided under the new notes. Also, the terms of the $155 million aggregate principal amount outstanding of our 7.875% debentures due 2013 were modified to provide for interest payments at a new rate of 8.75% per annum and for substantially the same provisions, other than maturity, interest rate and redemption provisions, and senior subordinated guarantees from our domestic subsidiaries that have been provided under the original notes and that will be provided under the new notes.

The Refinancing Transaction

      On May 29, 2003, we issued and sold $400 million aggregate principal amount of our 7 1/4% Senior Notes due 2010 in an offering exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. We used the net proceeds from this offering of approximately $392.7 million, together with $7.3 million of other available cash, to prepay $400.0 million of the term loans under our senior secured credit facility. In connection with the offering, we and the lenders under our senior secured credit facility effected certain amendments to our senior secured credit facility. See “Description of Other Indebtedness — Senior Secured Credit Facility.” In this prospectus, we refer to the offering of our senior notes due 2010 and the use of the net proceeds therefrom as the “refinancing transaction.”

Principal Shareholder

      Mr. Murdock acquired a controlling interest in Dole in 1985 when Dole (then called Castle & Cooke, Inc.) acquired Flexi-Van Leasing, Inc. Mr. Murdock was named Chairman and Chief Executive Officer of Dole in 1985. Castle & Cooke, Inc. changed its name to Dole Food Company, Inc. in 1991. In 1995, Dole divested most of its non-core real estate by spinning it out into a new company named Castle & Cooke, Inc. In 2000, Mr. Murdock took Castle & Cooke private. On March 28, 2003, Mr. Murdock took Dole private in the going-private merger. Mr. Murdock owns interests in a variety of other businesses and has been an active private investor for over 40 years, having owned over 150 companies and has completed, to date, eleven “going private” transactions for publicly traded companies.

Headquarters

      Our principal executive offices are located at One Dole Drive, Westlake Village, California 91362, and our telephone number is (818) 874-4000. We maintain an internet site at http://www.dole.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

The Exchange Offer

The Exchange Offer	We are offering to exchange up to $475,000,000 aggregate principal amount of our new 8 7/8% senior notes due March 15, 2011, or the new notes, for up to $475,000,000 aggregate principal amount of our original 8 7/8% senior notes due March 15, 2011, or the original notes, which are currently outstanding. Original notes may only be exchanged in $1,000 principal increments. In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

Resales Without Further Registration	Based on an interpretation by the staff of the Securities and Exchange Commission, or the Commission, set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you are acquiring the new notes issued in the exchange offer in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the new notes issued to you in the exchange offer in violation of the provisions of the Securities Act, and;

• you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

In addition, each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

The letter of transmittal states that, by so acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed to use our reasonable best efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for a period of 90 days after the consummation of the exchange offer, for use in connection with any such resale. See “Plan of Distribution.”

Expiration Date	5:00 p.m., New York City time, on August 25, 2003 unless we extend the exchange offer.

Accrued Interest on the New Notes and Original Notes	The new notes will bear interest from March 28, 2003 or the last interest payment date on which interest was paid on the original notes surrendered in exchange therefor. Holders of original notes that are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on such original notes accrued to the date of issuance of the new notes.

Conditions to the Exchange Offer	If the exchange offer would not be permitted by applicable law or SEC policy, we will not be required to consummate the exchange offer. See “The Exchange Offer — Conditions.”

Procedures for Tendering Original Notes	Each holder of original notes wishing to accept the exchange offer must:

• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

• if original notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent’s message to the exchange agent at the address listed in this prospectus.

You must mail or otherwise deliver the required documentation together with the original notes to the exchange agent.

Special Procedures for Beneficial Holders	If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offer, you should contact such registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your original notes, either arrange to have your original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable guaranteed delivery procedures for tendering if you wish to tender your original notes and:

• your original notes are not immediately available; or

• time will not permit your required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or

• you cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Withdrawal Rights	You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your original notes, you will not have further exchange or registration rights and your original notes will continue to be subject to restrictions on transfer under the Securities Act. Accordingly, the liquidity of the original notes will be adversely affected.

Material United States Federal Income Tax Consequences	The exchange of original notes for new notes pursuant to the exchange offer will not result in a taxable event. Accordingly, we believe that:

• no gain or loss will be realized by a United States holder upon receipt of a new note;

• a holder’s holding period for new notes will include the holding period for original notes; and

• the adjusted tax basis of the new notes will be the same as the adjusted tax basis of the original notes exchanged at the time of such exchange.

See “Material United States Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association, is serving as exchange agent. Wells Fargo Bank, National Association also serves as the trustee under the indenture governing the notes.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the new notes in the exchange offer. See “Use of Proceeds.”

The Exchange Agent

      We have appointed Wells Fargo Bank, National Association, as exchange agent for the exchange offer. Please direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. If you are not tendering under The Depository Trust Company’s automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

By Registered or Certified Mail, Hand Delivery and Air Courier:

Wells Fargo Bank, National Association

45 Broadway, 12th Floor
New York, New York 10006

Attention: Corporate Trust Department

Reference: Dole Food Company, Inc. Exchange

By Facsimile:

(213) 614-3355

Attention: Corporate Trust Department
Confirm by Telephone: (213) 614-3349
Reference: Dole Food Company, Inc. Exchange

To Confirm by Telephone or for Information:

(213) 614-3349

Reference: Dole Food Company, Inc. Exchange

Summary of Terms of New Notes

      The exchange offer constitutes an offer to exchange up to $475 million aggregate principal amount of the new notes for up to an equal aggregate principal amount of the original notes. The new notes will be obligations of Dole evidencing the same indebtedness as the original notes, and will be entitled to the benefit of the same indenture. The form and terms of the new notes are substantially the same as the form and terms of the original notes except that the new notes have been registered under the Securities Act. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Comparison with Original Notes

Freely Transferable	The new notes will be freely transferable under the Securities Act by holders who are not restricted holders. Restricted holders are restricted from transferring the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act.

Registration Rights	The holders of the original notes currently are entitled to certain registration rights pursuant to the Registration Rights Agreement dated as of March 17, 2003, by and among Dole, the subsidiary guarantors named therein and the initial purchasers named therein, including the right to cause Dole to register the original notes under the Securities Act if the exchange offer is not consummated on or prior to the date which is 210 days after March 28, 2003. However, pursuant to the registration rights agreement, such registration rights will expire upon consummation of the exchange offer. Accordingly, holders of original notes who do not exchange their original notes for new notes in the exchange offer will not be able to reoffer, resell or otherwise dispose of their original notes unless such original notes are subsequently registered under the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Additional interest with respect to the original notes will be assessed as described below if any of the following events occur (a registration default):

• on or prior to 90 days after March 28, 2003, the exchange offer registration statement has not been filed with the Commission;

• on or prior to 180 days after March 28, 2003, the Commission has not declared the exchange offer registration effective; or

• on or prior to 210 days after March 28, 2003, the exchange offer has not been completed.

If a registration default occurs, the annual interest rate on the original notes will increase by 0.5%. The annual interest rate on the original notes will increase by an additional 0.5% for each subsequent 90 day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year over the interest rate shown on the title of the original notes. If we correct the registration default, the interest rate on the original notes will revert to the original level. See “The Exchange Offer — Terms of the Exchange Offer.”

Terms of New Notes

Securities Offered	$475,000,000 aggregate principal amount of 8 7/8% Senior Notes due 2011. The form and terms of the new notes will be the same as the form and term of the original notes, including interest rate, maturity and restrictive covenants, except that:

• the new notes will bear a different CUSIP number than the original notes;

• the new notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer;

• the liquidated damages provisions of the registration rights agreement will not be applicable to the new notes; and

• you will not be entitled to any exchange or registration rights with respect to the new notes.

The new notes will evidence the same debt as the original notes. They will be entitled to the benefits of the indenture governing the original notes and will be treated under the indenture as a single class with the original notes. We refer to the new notes and the original notes collectively as the notes in this prospectus.

Issuer	Dole Food Company, Inc.

Maturity	The new notes will mature on March 15, 2011.

Interest Payment	Interest on the new notes will accrue from March 28, 2003, or the last interest payment date on which interest was paid on the original notes surrendered in exchange therefore, and is payable semi-annually on each March 15 and September 15, commencing September 15, 2003. The new notes will bear interest at a rate of 8 7/8% per annum, calculated using a 360-day year.

Ranking	The original notes are, and the new notes will be, our senior unsecured obligations and rank, and will rank, equally with all of our existing and future senior unsecured debt, including our existing senior notes (as defined) outstanding and senior to any future senior subordinated debt. As of March 22, 2003, after giving pro forma effect to the going-private merger transactions and the refinancing transaction, we would have had approximately $1,430.0 million of senior unsecured debt. The original notes are, and the new notes will be, effectively subordinated to our secured debt, including obligations under our senior secured credit facility, to the extent of the value of the assets securing such debt up to the then existing amount of such secured indebtedness, and any obligations of our subsidiaries that are not guarantors. As of March 22, 2003, after giving pro forma effect to the going-private merger transactions and the refinancing transaction, we would have had approximately $556.3 million of senior secured debt and other structurally senior debt outstanding, excluding $154.5 million of availability under the $300.0 million revolving credit portion of our senior secured credit facility, which is net of outstanding letters of credit and bank guarantee obligations of $35.5 million. All of our domestic subsidiaries that guarantee the obligations under our senior secured credit facility guarantee the original notes, and will guarantee the new notes, with unconditional senior subordinated guarantees, which are, and will be, unsecured obligations of those domestic subsidiaries and rank, and will rank, pari passu with all of their existing and future senior subordinated debt and are subordinated, and will be subordinated, to their existing and future senior debt, including obligations under our senior secured credit facility.

Guarantees	All of our domestic subsidiaries that guarantee the obligations under our senior secured credit facility will jointly and severally and unconditionally guarantee the new notes on an unsecured senior subordinated basis.

Optional Redemption	Except as described below, we cannot redeem the notes before March 15, 2007. Thereafter, we may redeem some or all of the new notes at the redemption prices listed in the “Description of the Notes” section under the heading “Redemption — Optional Redemption,” plus accrued and unpaid interest to the date of redemption.

Optional Redemption After Equity Offerings	At any time (which may be more than once) before March 15, 2006, we may redeem up to 35% of the aggregate principal amount of notes issued with the net proceeds that we raise in one or more equity offerings, as long as:

• we pay 108.875% of the face amount of the notes, plus accrued interest to the date of redemption;

• we redeem the notes within 90 days of completing the equity offering; and

• at least 65% of the aggregate principal amount of notes issued remains outstanding afterwards.

Change of Control Offer	If a change of control of Dole occurs, we must give holders of the new notes the opportunity to sell us their new notes at 101% of their face amount, plus accrued and unpaid interest.

We might not be able to pay you the required price for the new notes you present to us at the time of a change of control, because:

• we might not have enough funds at that time; or

• the terms of our other indebtedness (including our senior secured credit facility) may prevent us from paying you these amounts.

Asset Sale Proceeds	If we or our subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a specific period of time, prepay our secured debt or senior debt of the guarantors or make an offer to purchase a principal amount of the notes and our other outstanding senior notes and debentures equal to the net cash proceeds. The purchase price of the notes will be 100% of their principal amount, plus accrued and unpaid interest.

Restrictive Covenants	The indenture governing the notes will contain restrictive covenants limiting our, and most or all of our subsidiaries’, ability to:

• incur additional debt;

• pay dividends or distributions on our capital stock or repurchase our capital stock;

• repurchase subordinated indebtedness;

• issue preferred stock of subsidiaries;

• make certain investments;

• create liens on our assets to secure debt;

• engage in transactions with affiliates;

• merge or consolidate with another company; or

• transfer or sell all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions.

Absence of a Public Market for the Notes	The new notes are a new issue of securities for which there is currently no established trading market. Although the initial purchasers of the original notes have informed us that they currently intend to make a market in the new notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the new notes. Dole does not intend to apply for listing of the new notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. See “Risk Factors — An active trading market may not develop for the new notes.”

      For additional information regarding the new notes, see the “Description of the Notes” section of this prospectus.

Summary Unaudited Pro Forma and Historical Consolidated Financial Data

      The following table contains summary historical financial data derived from our audited consolidated financial statements as of December 28, 2002 and December 29, 2001 and for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 included elsewhere in this prospectus. We derived the following summary historical financial information for the fiscal quarters ended March 22, 2003 and March 23, 2002 from the unaudited condensed consolidated financial statements contained elsewhere herein, which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, which are of a normal, recurring nature, necessary for a fair presentation of our results of operations and financial position for such periods. Results for the fiscal quarters ended March 22, 2003 and March 23, 2002 are not necessarily indicative of results that may be expected for the entire year.

      The table also contains summary unaudited pro forma financial information derived from the financial information set forth under “Unaudited Pro Forma Condensed Consolidated Financial Statements” included elsewhere in this prospectus. The unaudited pro forma condensed financial data do not purport to present our actual financial position or results of operations had the going-private merger transactions and the refinancing transaction actually occurred on the dates specified. The summary financial data set forth in the following table should be read in conjunction with our audited and unaudited consolidated financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” and, in each case, the related notes included elsewhere in this prospectus.

						Pro Forma for the
						Going-Private Merger
						Transactions and the
	Fiscal Year Ended(1)			Fiscal Quarter Ended(2)		Refinancing Transaction

							Fiscal Quarter
							Ended
				March 23,	March 22,	Fiscal Year	March 22,
	2000(3)	2001(3)	2002	2002	2003	2002	2003

	(Dollars in thousands)
Income Statement Data:
Revenues, net(4):
Fresh Fruit	$2,756,256	$2,701,422	$2,772,758	$650,743	$725,115	$2,772,758	$725,115
Fresh Vegetables	845,776	827,528	825,559	223,977	176,865	825,559	176,865
Packaged Foods	560,365	556,143	588,991	127,889	116,712	588,991	116,712
Fresh-Cut Flowers	200,473	196,430	173,927	52,802	48,506	173,927	48,506
Other	37,243	33,298	30,838	4,004	5,972	30,838	5,972

Total revenues, net	$4,400,113	$4,314,821	$4,392,073	$1,059,415	$1,073,170	$4,392,073	$1,073,170
Gross margin	476,156	433,040	704,335	178,423	178,131	617,142	171,400
Operating income	130,849	49,781	283,445	93,922	88,790	196,252	82,059
Income (loss) from continuing operations, net of tax	36,090	(37,078)	156,198	56,279	60,788	31,521	39,359
Net income (loss)(5)	67,655	150,404	36,281	(63,638)	60,788	(5)	39,359
Other Financial Data:
EBITDA(6)	$271,425	$180,932	$398,553	$119,205	$118,830	$390,192	$117,018
EBITDA margin(7)	6.2%	4.2%	9.1%	11.3%	11.1%	8.9%	10.9%
Capital expenditures	$110,555	$119,752	$233,673	$16,637	$3,827	(5)	(5)
Depreciation and amortization	125,343	117,954	107,676	21,910	25,295	195,412	31,760
Interest expense	90,445	70,708	80,890	14,531	19,647	151,001	37,436

	March 22, 2003

	Actual	Pro Forma(8)

	(Dollars in thousands)
Balance Sheet Data:
Total working capital	$765,686	$444,295
Total assets	3,084,182	3,946,354
Total debt	1,125,477	1,984,595
Total shareholders’ equity	804,731	402,879

(1)	Our fiscal year ends on the Saturday closest to December 31 of the applicable year.

(2)	We operate under a 52/53 week year. The first quarter of each fiscal year is 12 weeks in duration.

(3)	Previously reported amounts have been restated to reflect the Honduran beverage business as a discontinued business segment in accordance with Accounting Principles Board Opinion No. 30.

(4)	Previously reported amounts have been adjusted to comply with Emerging Issues Task Force No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).” The effect was a reduction of revenues and selling, marketing and general and administrative expenses of $102 million, and $134 million for the previously reported 2000, and 2001, respectively.

(5)	Pro forma amounts are not presented.

(6)	“EBITDA” is defined throughout this prospectus as income from continuing operations before interest expense, income tax expense, and depreciation and amortization. We present EBITDA because management believes, similar to EBIT, that EBITDA is a useful performance measure which is monitored by Dole management. In addition, EBITDA is presented because management believes that it is a measure frequently used by securities analysts, investors and others in the evaluation of companies and because certain debt covenants contained in the instruments governing Dole’s outstanding indebtedness are based upon EBITDA. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States of America or as a measure of profitability or liquidity. Additionally, our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBITDA in the same fashion. EBITDA and Pro Forma EBITDA are calculated as follows:

				Fiscal Quarter
	Fiscal Year Ended(1)			Ended(2)		Pro Forma(8)

							Fiscal Quarter
							Ended
				March 23,	March 22,	Fiscal Year	March 22,
	2000(3)	2001(3)	2002	2002	2003	2002	2003

	(Dollars in thousands)
Income (loss) from continuing operations, net of income taxes(9)	$36,090	$(37,078)	$156,198	$56,279	$60,788	$31,521	$39,359
Interest expense	90,445	70,708	80,890	14,531	19,647	151,001	37,436
Income taxes	19,547	29,348	53,789	26,485	13,100	12,258	8,463
Depreciation and amortization	125,343	117,954	107,676	21,910	25,295	195,412	31,760

EBITDA	$271,425	$180,932	$398,553	$119,205	$118,830	$390,192	$117,018

(7)	“EBITDA margin” is defined as the ratio of EBITDA, as defined, relative to net revenues.

(8)	Pro forma to give effect to the going-private merger transactions and the refinancing transaction.

(9)	EBITDA is reconciled to income from continuing operations. Income from continuing operations excludes income from discontinued operations of $31.6 million and $18.9 million in 2000 and 2001, a gain on the disposal of discontinued operations, net of income taxes of $168.6 million in 2001, and the cumulative effect of a change in accounting principle of $119.9 million in 2002.

Risk Factors

      You should carefully consider the information under “Risk Factors” beginning on page 17 of this prospectus and all other information included in this prospectus prior to making a decision to exchange original notes for new notes.

RISK FACTORS

      You should carefully consider the risk factors described below, as well as the other information included or incorporated by reference in this prospectus prior to making a decision to exchange original notes for new notes. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known or that we currently believe to be less significant may also adversely affect us.

Risks Related to this Offering and our Capital Structure

Our substantial indebtedness could adversely affect our operations, including our ability to perform our obligations under the notes and our other debt obligations.

      We have a substantial amount of indebtedness. As of March 22, 2003, after giving pro forma effect to the going-private merger transactions and the refinancing transaction, we would have had approximately $556.3 million in senior secured indebtedness and other structurally senior indebtedness and $1,430.0 million in senior unsecured indebtedness, including the original notes.

      Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	expose us to the risk of increased interest rates, as certain of our borrowings are at variable rates of interest;

•	require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

Despite current indebtedness levels, we may still incur significant additional indebtedness, including secured indebtedness. Incurring more indebtedness could intensify the risks described above.

      Subject to the restrictions in our senior secured credit facility and the indentures governing the original notes and the new notes, our senior notes due 2009, our senior notes due 2010, our debentures due 2013, we may incur significant additional indebtedness. Although the terms of our senior secured credit facility and the indentures governing the original notes and the new notes, our senior notes due 2009, our senior notes due 2010, our debentures due 2013 contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. If new debt is added to our current debt levels, the related risks that we now face could increase.

The guarantees of the notes are subordinated to the guarantors’ existing and future senior obligations.

      The guarantees of the notes are unsecured obligations of all of our domestic subsidiaries that guarantee the obligations under our senior secured credit facility and are subordinated in right of payment to their existing and future senior debt, including under our senior secured credit facility. Under some circumstances, the guarantors may not make payments on their subordinated guarantees if a default exists relating to the guarantors’ senior debt, including under our senior secured credit facility.

Your right to receive payment on the notes will be effectively subordinated to our obligations under the senior secured credit facility and certain other secured indebtedness.

      The original notes are not, and the new notes will not be, secured. Our obligations and the obligations of our domestic subsidiaries under our senior secured credit facility are secured by a first priority security interest on substantially all of our and our domestic subsidiaries’ assets (excluding capital stock of subsidiaries, intercompany debt and “principal properties” referred to in our senior notes due 2009 and our debentures due 2013). The obligations of our foreign subsidiaries under our senior secured credit facility are secured by a first priority security interest on substantially all our domestic and foreign assets (excluding capital stock of subsidiaries, intercompany debt and “principal properties” described above, subject to certain limitations). Our foreign subsidiaries will not be providing any guarantees for the notes. Accordingly, any borrowings by our foreign subsidiaries under our senior secured credit facility and any other debt or other obligations of our foreign subsidiaries are “structurally senior” to the notes. In the event of our liquidation or insolvency, or if any of our secured indebtedness is accelerated, the assets securing such indebtedness will first be applied to repay our obligations under our secured indebtedness in full and then to repay our obligations under our unsecured indebtedness, including under the original notes and the new notes. As a result, the notes are effectively subordinated to our senior secured credit facility and our other secured indebtedness to the extent of the value of the assets securing that indebtedness. The holders of the notes would, in all likelihood recover ratably less than the lenders of our secured indebtedness in the event of a bankruptcy or insolvency. As of March 22, 2003, after giving pro forma effect to the going-private merger transactions and the refinancing transaction, we estimate that we would have had $556.3 million of senior secured debt and other structurally senior debt outstanding, which primarily includes our borrowings under the term loan and revolving credit portions of our senior secured credit facility, excluding $154.5 million of availability under the $300.0 million revolving credit portion of our senior secured credit facility, which is net of outstanding letters of credit and bank guarantee obligations of $35.5 million.

Our subsidiaries hold most of our assets and conduct most of our operations and, unless they are subsidiaries that guarantee the notes, they are not obligated to make payments on the notes.

      Most of our operations are conducted through our subsidiaries. Therefore, Dole Food Company, Inc., which is the issuer of the notes, depends on the cash flow of its subsidiaries to meet its obligations. Our subsidiaries are separate and distinct legal entities and, except for the existing and future domestic subsidiaries that will be subsidiary guarantors of the notes, they will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Because the creditors of our non-guarantor subsidiaries have direct claims on the subsidiaries and their assets, the claims of holders of the notes are “structurally subordinated” to any existing and future liabilities of our non-guarantor subsidiaries. This means that the creditors of the non-guarantor subsidiaries have priority in their claims on the assets of our subsidiaries over the creditors of Dole Food Company, Inc. In addition, substantial portions of our ordinary course liabilities, including accounts payable and accrued liabilities, as reflected on our consolidated balance sheet at March 22, 2003, were incurred by our subsidiaries. Our operating subsidiaries’ ability to make loans, distributions or other payments to Dole Food Company, Inc. will depend on their earnings, business, tax considerations and legal and contractual restrictions, which may adversely impact our ability to pay interest and principal due on the notes. As of and for the fiscal quarter ended March 22, 2003 and as of and for the fiscal year ended December 28, 2002, the non-guarantor subsidiaries represented more than half of our consolidated revenues and operating income and a significant portion of our consolidated assets. See note 19 to our 2002 consolidated financial statements and note 13 to our March 22, 2003 unaudited condensed consolidated financial statements contained elsewhere in this prospectus.

The financing arrangements for the going-private merger may increase our exposure to tax liability.

      A portion of our senior secured credit facility has been incurred by our foreign subsidiaries and was used to fund the going-private merger transactions. Although we believe, based in part upon the advice of our tax advisors, that our intended tax treatment of such transactions is appropriate, it is possible that the Internal Revenue Service could seek to characterize the going-private merger transactions in a manner that could result in the immediate recognition of taxable income by us. Any such immediate recognition of taxable income would result in a material tax liability which could have a material adverse effect on our business, results of operations and financial condition.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions, which could adversely affect us.

      The indentures governing the original notes and the new notes, our senior notes due 2009, our senior notes due 2010, our debentures due 2013 and our senior secured credit facility contain various restrictive covenants that will limit our discretion in operating our business. In particular, these agreements limit our ability to, among other things:

•	incur additional indebtedness;

•	make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

•	issue preferred stock of subsidiaries;

•	make certain investments or acquisitions;

•	create liens on our assets to secure debt;

•	engage in transactions with affiliates;

•	merge, consolidate or transfer substantially all of our assets; and

•	transfer and sell assets.

      In addition, our senior secured credit facility requires us to maintain specified financial ratios and limits our ability to make capital expenditures. These covenants and ratios could have a material adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other corporate opportunities and to fund our operations. Any future debt could also contain financial and other covenants more restrictive than those imposed under the indentures governing the original notes and new notes, our senior notes due 2009, our senior notes due 2010, our debentures due 2013 and our senior secured credit facility.

      A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to cross-default and cross-acceleration provisions, could result in a default under our other debt instruments. Upon the occurrence of an event of default under the senior secured credit facility or any other debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them, if any, to secure the indebtedness. If the lenders under our current or future indebtedness accelerate the payment of the indebtedness, we cannot assure you that our assets or cash flow would be sufficient to repay in full our outstanding indebtedness, including the notes.

We may be unable to repurchase the original notes and new notes, our senior notes due 2009, our senior notes due 2010 and/or our debentures due 2013 upon a change of control.

      In the event of a “change of control” (as defined in the indenture for the original notes and the new notes), we must offer to purchase the original notes and the new notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes — Change of Control.” We have a similar obligation under the indentures governing our senior notes due 2009, our senior notes due 2010 and our debentures due 2013. In the event that we are required to make such an offer, there can be no assurance that we would have sufficient funds available to purchase any original notes and new notes or our senior notes due 2009, our senior notes due 2010 or our debentures due 2013, and we may be required to refinance the notes, our senior notes due 2009, our senior notes due 2010 and/or our debentures due 2013. There can be no assurance that we would be able to accomplish a refinancing or, if a refinancing were to occur, that it would be accomplished on commercially reasonable terms.

      Our senior secured credit facility prohibits us from repurchasing any of the original notes and the new notes, our senior notes due 2009, our senior notes due 2010 or our debentures due 2013, except under limited circumstances. Our senior secured credit facility also provides that certain change of control events would constitute an event of default. In the event a change of control occurs at a time when we are prohibited from purchasing the original notes and the new notes, our senior notes due 2009, our senior notes due 2010 and/or our debentures due 2013, we could seek the consent of the lenders under our senior secured credit facility to purchase the original notes and the new notes, our senior notes due 2009, our senior notes due 2010 and our debentures due 2013. If we did not obtain such a consent, we would remain prohibited from purchasing the original notes and the new notes, our senior notes due 2009, our senior notes due 2010 and/or our debentures due 2013. In this case, our failure to purchase would constitute an event of default under the indenture governing the original notes and the new notes.

We may be unable to generate sufficient cash flow to service our debt, including the new notes.

      To service our debt, we will require a significant amount of cash. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. Our financial and operating performance, cash flow and capital resources depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond our control. These factors include among others:

•	economic and competitive conditions;

•	changes in laws and regulations;

•	operating difficulties, increased operating costs or pricing pressures we may experience; and

•	delays in implementing any strategic projects.

      If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt.

Insolvency proceedings involving us may hinder the receipt of payment on the new notes.

      An investment in the notes involves insolvency and bankruptcy considerations that investors should carefully consider. If we become a debtor subject to insolvency proceedings under the United States Bankruptcy Code, such circumstances are likely to result in delays in the payment of the new notes and may result in our inability to make payment of all or a portion of the amounts due under the new notes. Provisions of the United States Bankruptcy Code or general principles of equity that could result in the impairment of your rights include the automatic stay, avoidance of transfers by a trustee or debtor-in-possession, substantive consolidation, limitations on the collectibility of unmatured interest or attorneys’ fees, and forced restructuring of the new notes.

Federal and state fraudulent transfer and conveyance laws may permit a court to void the new notes and the guarantees, and, if that occurs, you may not receive any payments on these new notes.

      The issuance of the new notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent transfer or conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the new notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we or any of our guarantors were or was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

      If a court were to find that the issuance of the new notes or a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the new notes or such guarantee or further subordinate the new notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the new notes to repay any amounts received with respect to the new notes or such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the new notes. Further, the voidance of the new notes could result in an event of default with respect to our other debt and that of our subsidiaries that could result in acceleration of such debt.

      Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, were greater than the fair salable value of all its assets; or

•	the present fair salable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the new notes and the guarantees would not be subordinated to our or any guarantor’s other debt. If any other subsidiary of ours guarantees the new notes in the future, such guarantee will become subject to the same risks described above.

      If any of the guarantees were legally challenged, such challenged guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the new notes.

An active trading market may not develop for the new notes.

      The new notes are new securities for which there currently is no established market, and we cannot be sure if an active trading market will develop for these new notes. We do not intend to apply for listing of the new notes on any securities exchange or on any automated dealer quotation system. Although we have been informed by the initial purchasers that they currently intend to make a market in the new notes, they are not obligated to do so and any market making may be discontinued at any time without notice. In addition, market making activity may be limited during the pendency of the exchange offer or the effectiveness of the exchange offer registration statement.

      The liquidity of, and trading market for, the new notes, may also be adversely affected by, among other things:

•	changes in the overall market for high yield securities;

•	changes in our financial performance or prospects;

•	the prospects for companies in our industry generally;

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes; and

•	prevailing interest rates.

David H. Murdock and his controlled companies, which control us, may take actions that conflict with your interests.

      All of the voting power of our common stock is held by David H. Murdock and his controlled companies. Accordingly, Mr. Murdock controls the power to elect our directors, to appoint new management and to approve actions requiring stockholder approval, such as adopting most amendments to our certificate of incorporation and approving mergers or sales of all or substantially all of our assets.

      The interest of Mr. Murdock and his controlled companies could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of Mr. Murdock, as the equity holder, might conflict with your interests as a note holder. Mr. Murdock and his controlled companies may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you, as holders of the new notes.

You may have difficulty selling the original notes that you do not exchange.

      If you do not exchange your original notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes would be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange.”

Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.

      Any broker-dealer that:

•	exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the new notes, or

•	resells new notes that were received by it for its own account in the exchange offer,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

      In addition to broker-dealers, any noteholder that exchanges its original certificates in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that noteholder. See “Plan of Distribution.”

Risks Related to our Business

Adverse weather conditions and crop disease can impose costs on our business.

      Fresh produce, including produce used in canning and other packaged food operations, is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. Unfavorable growing conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

      Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. For example, black sigatoka is a fungal disease that affects banana cultivation in most areas where they are grown commercially. The costs to control this disease and other infestations vary depending on the severity of the damage and the extent of the plantings affected. These infestations can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Our business is highly competitive and we cannot assure you that we will maintain our current market share.

      Many companies compete in our different businesses. However, only a few well-established companies operate on both a national and a regional basis with one or several branded product lines. We face strong competition from these and other companies in all our product lines.

      Important factors with respect to our competitors include the following:

•	Some of our competitors may have greater operating flexibility and, in certain cases, this may permit them to respond better to changes in the industry or to introduce new products and packaging more quickly and with greater marketing support.

•	Several of our packaged food product lines are sensitive to competition from national or regional brands, and many of our product lines compete with imports, private label products and fresh alternatives.

•	We cannot predict the pricing or promotional actions of our competitors or whether those actions will have a negative effect on us.

      There can be no assurance that we will continue to compete effectively with our present and future competitors, and our ability to compete could be adversely affected by our leveraged position. See “Business — Competition.”

Our earnings are sensitive to fluctuations in market prices and demand for our products.

      Excess supplies often cause severe price competition in our industry. Growing conditions in various parts of the world, particularly weather conditions such as floods, droughts and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of product.

      Fresh produce is highly perishable and generally must be brought to market and sold soon after harvest. Some items, such as lettuce must be sold more quickly, while other items can be held in cold storage for longer periods of time. The selling price received for each type of produce depends on all of these factors, including the availability and quality of the produce item in the market, and the availability and quality of competing types of produce.

      In addition, general public perceptions regarding the quality, safety or health risks associated with particular food products could reduce demand and prices for some of our products. To the extent that consumer preferences evolve away from products that we produce for health or other reasons, and we are unable to modify our products or to develop products that satisfy new consumer preferences, there will be a decreased demand for our products. However, even if market prices are unfavorable, produce items which are ready to be, or have been harvested must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have a material adverse effect on our business, results of operations and financial condition.

Our earnings are subject to seasonal variability.

      Our earnings may be affected by seasonal factors, including:

•	the seasonality of our supplies and consumer demand;

•	the ability to process products during critical harvest periods; and

•	the timing and effects of ripening and perishability.

      Although banana production tends to be relatively stable throughout the year, banana pricing is seasonal because bananas compete against other fresh fruit that generally comes to market beginning in the summer. As a result, banana prices are typically higher during the first half of the year. Also, there is a seasonal aspect to our fresh-cut flower business, with peak demand generally around Valentine’s Day and Mother’s Day.

Currency exchange fluctuations may impact the results of our operations.

      We distribute our products in more than 90 countries throughout the world. Our international sales are usually transacted in U.S. dollars, and European and Asian currencies. Our results of operations are affected by fluctuations in currency exchange rates in both sourcing and selling locations. Although we enter into foreign currency exchange forward contracts to reduce our risk related to currency exchange fluctuation, our results of operations may still be impacted by foreign currency exchange rates, primarily the yen-to-U.S. dollar and euro-to-U.S. dollar exchange rates. For instance, we currently estimate that a 1% change in value of the yen-to-U.S. dollar and the euro-to-U.S. dollar exchange rates would each impact our EBIT by approximately $3 million and $2 million, respectively, before giving effect to our foreign currency hedges. Because we do not hedge against all of our foreign currency exposure, our business will continue to be susceptible to foreign currency fluctuations.

We face risks related to our former use of the pesticide DBCP.

      We formerly used dibromochloropropane, or DBCP, a nematocide that was used on a variety of crops throughout the world. The registration for DBCP with the U.S. government was cancelled in 1979 based in part on an apparent link to male sterility among factory workers. There are a number of pending lawsuits in the United States and other countries against the manufacturers of DBCP and the growers, including us, who used it in the past. We are aware of 790 DBCP lawsuits although we have not been served in all of them. The cost to defend or settle these lawsuits, and the costs to pay any judgments or settlements resulting from these lawsuits, or other lawsuits which might be brought, could have a material adverse effect on our business, financial condition or results of operations. See “Business — Legal Proceedings — DBCP Litigation.”

We face other risks in connection with our international operations.

      Our operations are heavily dependent upon products grown, purchased and sold internationally. In addition, our operations are a significant factor in the economies of many of the countries in which we operate, increasing our visibility and susceptibility to regulatory changes. These activities are subject to risks that are inherent in operating in foreign countries, including the following:

•	foreign countries could change regulations or impose currency restrictions and other restraints;

•	in some countries, there is a risk that the government may expropriate assets;

•	some countries impose burdensome tariffs and quotas;

•	political changes and economic crises may lead to changes in the business environment in which we operate;

•	international conflict, including terrorist acts, could significantly impact our financial condition and results of operations;

•	in some countries, our operations are dependent on leases and other agreements; and

•	economic downturns, political instability and war or civil disturbances may disrupt production and distribution logistics or limit sales in individual markets.

      The European Union, or EU, maintains regulations that impose quotas and tariffs on bananas. In April 2001, the EU reached agreements with the United States and Ecuador to implement a tariff-only import system no later than January 1, 2006, which will require future consultations between the EU and the banana supplying interests. In the interim period beginning July 1, 2001, European companies that imported Latin American bananas into the EU market during the years 1994 to 1996, including our European banana operations, are eligible for banana import licenses. The reformed system is to continue through 2005. Although our earnings have not been negatively impacted by the new interim regime, our earnings could be affected based on these or similar regulations implemented by the EU.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

      Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, the subsequent response by the United States in Afghanistan, Iraq and other locations, and other acts of violence or war in the United States or abroad may affect the markets in which we operate and our operations and profitability. From time to time in the past, our operations or personnel have been the targets of terrorist or criminal attacks, and the risk of such attacks impacts our operations and results in increased security costs. Further terrorist attacks against the United States or operators of United States-owned businesses outside the United States may occur, or hostilities could develop based on the current international situation. The potential near-term and long-term effect these attacks may have on our business operations, our customers, the markets for our products, the United States economy and the economies of other places we source or sell our products is uncertain. We do not maintain insurance for any such occurrences. The consequences of any terrorist attacks, or any armed conflicts, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our markets or our business.

Our worldwide operations and products are highly regulated in the areas of food safety and protection of human health and the environment.

      Our worldwide operations are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect day-today operations and violations of these laws and regulations can result in substantial fines or penalties. There can be no assurance that these fines or penalties would not have a material adverse effect on our business, results of operations and financial condition. To maintain compliance with all of the laws and regulations that apply to our operations, we have been and may be required in the future to modify our operations, purchase new equipment or make capital improvements. Actions by regulators may require operational modifications or capital improvements at various locations. In addition, we have been and in the future may become subject to private lawsuits alleging that our operations caused personal injury or property damage.

We are subject to the risk of product liability claims.

      The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases. We have from time to time been involved in product liability lawsuits, none of which were material to our business. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, we cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance in an amount which we believe to be adequate. However, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage.

We are subject to transportation risks.

      An extended interruption in our ability to ship our products could have a material adverse effect on our business, financial condition and results of operations. Similarly, any extended disruption in the distribution of our products could have a material adverse effect on our business, financial condition and results of operations. While we believe we are adequately insured and would attempt to transport our products by alternative means if we were to experience an interruption due to strike, natural disasters or otherwise, we cannot be sure that we would be able to do so or be successful in doing so in a timely and cost-effective manner.

Our business operations could be significantly disrupted if we lost members of our management team.

      We are dependent on the continued services of our senior management team, including David H. Murdock, our chairman and chief executive officer, and Lawrence M. Kern, our president and chief operating officer. Although we believe we could replace key employees in an orderly fashion should the need arise, the loss of any such key personnel could have a material adverse effect on our business, results of operations and financial condition. We do not maintain key-person insurance for any of our officers, employees or directors.

The use of herbicides and other hazardous substances in our operations may lead to environmental damage and result in increased costs to us.

      We use herbicides and other hazardous substances in the operation of our business. We may have to pay for the costs or damages associated with the improper application, accidental release or the use or misuse of such substances. Our insurance may not be adequate to cover such costs or damages or may not continue to be available at a price or under terms that are satisfactory to us. In such cases, payment of such costs or damages could have a material adverse effect on our business, results of operations and financial condition.

Events or rumors relating to the DOLE brand could significantly impact our business.

      Consumer and institutional recognition of the DOLE trademarks and related brands and the association of these brands with high quality and safe food products are an integral part of our business. The occurrence of any events or rumors that cause consumers and/or institutions to no longer associate these brands with high quality and safe food products may adversely affect the value of the DOLE brand name and demand for our products. We have licensed the DOLE brand name to several affiliated and unaffiliated companies for use in the United States and abroad. Acts or omissions by these companies over which we have no control may also have such adverse effects.

The loss of important intellectual property rights could adversely affect our competitiveness.

      Some of our trademarks such as the DOLE brand name and other intellectual property rights are important to our business. We rely upon a combination of copyright and trademark laws as well as, where appropriate, contractual arrangements, including licensing agreements to establish and protect our intellectual property rights. We are required from time to time to bring lawsuits against third parties to protect our intellectual property rights. Similarly, we are, and from time to time expect to be, party to proceedings where third parties challenge our rights. We cannot be sure that any lawsuits or other actions brought by us to enforce our rights will be successful or that we will not be found to infringe the intellectual property rights of third parties. The loss of important intellectual property such as trademarks could have a material adverse effect on our business, results of operations and financial condition.

A portion of our workforce is unionized and labor disruptions could decrease our profitability.

      As of December 28, 2002, approximately 56% of our employees worked under various collective bargaining agreements. Some of our collective bargaining agreements will expire in fiscal 2003, although each agreement is subject to automatic renewals unless we or the union party to the agreement provides notice otherwise. Our other collective bargaining agreements will expire in later years. While we believe that our relations with our employees are good, we cannot assure you that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. A prolonged labor dispute, which could include a work stoppage, could have a material adverse effect on the portion of our business affected by the dispute, which could impact our business, results of operations and financial condition.

We operate some of our businesses through joint ventures in which our rights to control business decisions are limited.

      We currently operate important parts of our business through joint ventures with other companies, and in the future may enter into additional joint ventures. Our forecasts and plans for these joint ventures assume that joint venture partners will fulfill their obligations to contribute capital, purchase products, and, in some cases, provide managerial talent. If any of our joint venture partners does not observe its commitments, it is possible that the affected joint venture would not be able to operate in accordance with its business plans or that we would have to increase the level of our investment to give effect to these plans. Furthermore, the approval requirements imposed by certain joint venture agreements may limit our flexibility and ability to implement strategies and tactics that we believe are in our and the joint venture’s best interest. In the event that a joint venture is unsuccessful, we may be required to unwind the joint venture, which could be costly and materially adversely affect our business, results of operations and financial condition.

      In addition, because we operate some of our business through joint ventures, our ability to pay interest on and principal of our debt, including the original notes and new notes, depends, in part, upon the earnings and cash flow of those joint ventures and the distribution of that cash to us. Distributions from our joint ventures are subject to the discretion of their respective management committees. We cannot assure you that our joint ventures will continue to make distributions to us at current levels or at all.

      Joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our joint venture partner might become bankrupt, that our joint venture partner might at any time have different interests or goals than we do, and that our joint venture partner may take action contrary to our instructions, requests, policies or objectives. Other risks of joint venture investments include impasse on decisions, such as sale, because neither we nor or our joint venture partner would have full control over the joint venture.

      Because there is no limitation under our organizational documents as to the amount of our funds that may be invested in joint ventures, we may invest a significant amount of our funds into joint ventures which ultimately may not be profitable as a result of disagreements with or among our joint venture partners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

      Some of the information included in this prospectus, including, without limitation, the statements under “Summary and “Risk Factors” and located elsewhere in this prospectus or incorporated by reference herein, and other materials filed or to be filed by us with the Commission (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

      The potential risks and uncertainties that could cause our actual financial condition, results of operations and future performance to differ materially from those expressed or implied in this prospectus include:

•	changes in common law, quotas, tariffs, export and import laws;
•	weather conditions that adversely affect the production, transportation, storage, import and export of fresh produce, packaged foods or fresh-cut flowers;
•	market responses to industry volume pressures;
•	DBCP litigation;
•	product and raw materials supplies and pricing;
•	electric power supply and pricing;
•	changes in interest and currency exchange rates;
•	economic crises and security risks in developing countries;
•	international conflict;
•	acts of terrorism;
•	labor disruptions, strikes or work stoppages;
•	loss of important intellectual property rights; and
•	other factors disclosed in our Annual Report on Form 10-K for the fiscal year ended December 28, 2002, our Quarterly Report on Form 10-Q for the quarter ended March 22, 2003, and in other reports filed by Dole from time to time with the Commission.

      We urge you to review carefully this prospectus, particularly the section “Risk Factors,” for a more complete discussion of the risks to our business.

      From time to time, oral or written forward-looking statements are also included in our reports on Forms 10-K, 10-Q and 8-K, press releases and other materials released to the public. Although we believe that at the time made, the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our reports on Forms 10-K, 10-Q and 8-K and any other public statements that are made by us may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Commission on Forms 10-K, 10-Q and 8-K.

THE EXCHANGE OFFER

Terms of the Exchange Offer

     Purpose of the Exchange Offer

      We sold the original notes on March 28, 2003 in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the original notes subsequently resold the original notes to qualified institutional buyers in reliance on Rule 144A and under Regulation S under the Securities Act.

      In connection with the sale of original notes to the initial purchasers pursuant to the purchase agreement, dated March 17, 2003, among us and the initial purchasers named therein, the holders of the original notes became entitled to the benefits of a registration rights agreement dated March 28, 2003, among us and the initial purchasers.

      The registration rights agreement provides that:

•	We and our subsidiaries that guarantee the notes will use our respective reasonable best efforts to file an exchange offer registration statement with the Commission on or prior to 90 days after March 28, 2003,

•	We and our subsidiaries that guarantee the notes will use our respective reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after March 28, 2003,

•	Upon the effectiveness of the exchange offer registration statement, we will commence the exchange offer and keep the exchange offer open for not less than 30 days after the date notice thereof is mailed to the holders of the original notes, or longer if required by applicable law, and

•	We will utilize the services of a depositary for the registered exchange offer with an address in the Borough of Manhattan, the City of New York.

      The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the registration rights agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders of original notes known to us.

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes accepted in the exchange offer. Holders may tender some or all of their original notes pursuant to the exchange offer.

      Based on no-action letters issued by the staff of the Commission to third parties we believe that holders of the new notes issued in exchange for original notes may offer for resale, resell and otherwise transfer the new notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the new notes are acquired in the ordinary course of the holder’s business, the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes. A broker dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      Each broker dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker dealer as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution” for additional information.

      We shall be deemed to have accepted validly tendered original notes when, as and if we have given oral or written notice of the acceptance of such original notes to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving the new notes from the issuer and delivering new notes to such holders.

      If any tendered original notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “— Conditions” without waiver by us, certificates for any such unaccepted original notes will be returned, without expense, to the tendering holder of any such original notes as promptly as practicable after the expiration date.

      Holders of original notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes, pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “— Fees and Expenses.”

     Shelf Registration Statement

      Pursuant to the registration rights agreement, we agreed to file a shelf registration statement if

•	any change in law or applicable interpretations thereof by the staff of the Commission do not permit us to effect the registered exchange offer;

•	the exchange offer registration statement is not declared effective within 180 days after March 28, 2003 or the exchange offer is not consummated within 210 days of March 28, 2003;

•	any initial purchaser of the original notes requests that we file such a shelf registration with respect to original notes not eligible to be exchanged for new notes in the registered exchange offer or, in the case of any initial purchaser that participates in any registered exchange offer, such initial purchaser does not receive freely tradable exchange securities;

•	any holder, other than an initial purchaser, is not eligible to participate in the registered exchange offer; or

•	any holder of original notes, other than an initial purchaser, is not eligible to participate in the exchange offer or does not receive freely tradable new notes in the exchange offer other than by reason of that holder being our affiliate within the meaning of the Securities Act.

We have agreed to file a shelf registration statement with the Commission as promptly as practicable, but in no event more than 30 days after being so required, and thereafter use our reasonable best efforts to cause a shelf registration statement to become effective under the Securities Act as soon as practicable but in no event later than 210 days after the filing of the shelf registration statement. In addition, we agreed to use our reasonable best efforts to keep that shelf registration statement continually effective, supplemented and amended for a period of two years following the date the shelf registration statement is declared effective (or for a period of one year from the date the shelf registration statement is declared effective and such shelf registration statement is filed at the request of an initial purchaser), or such shorter period which terminates when all notes covered by that shelf registration statement have been sold under it.

     Additional Interest in Certain Circumstances

      If any of the following, each a “registration default,” occurs:

•	the exchange offer registration statement has not been filed with the Commission on or before the 90th day following March 28, 2003;

•	the exchange offer registration statement has not been declared effective by the Commission on or before the 180th day following March 28, 2003; or

•	the registered exchange offer has not been completed nor has the shelf registration statement been declared effective on or before the 210th day following March 28, 2003;

the interest rate borne by the original notes will be increased by 0.50% per annum during the 90-day period immediately following the occurrence of a registration default and will increase by 0.50% per annum from and including the 91st day after the first such registration default and each successive 91st day thereafter, unless and until all registration defaults have been cured. If the exchange offer is completed on the terms and within the period contemplated by this prospectus, no additional interest will be payable. Such interest is payable in addition to any other interest payable from time to time with respect to the original notes on each interest payment date to the holders of record for such interest payment date. After the cure of registration defaults, the accrual of liquidated damages will stop and the interest rate will revert to the original rate. In no event will the additional interest exceed in the aggregate 1.0% per annum on the principal amount of the original notes.

      The sole remedy available to the holders of the original notes upon a registration default will be the immediate increase in the interest rate on the original notes as described above. Any amounts of additional interest due as described above will be payable in cash on the same interest payments dates as the original notes.

      The summary of the provisions of the registration rights agreement contained in this prospectus does not purport to be complete. This summary is subject to and qualified in its entirety by reference to all the provisions of the registration rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part.

     Expiration Date; Extensions; Amendment

      We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the original notes. The term “expiration date” means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

      In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right

•	to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer and not accept original notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the original notes.

      Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If the exchange offer is amended in a manner determined by us to constitute a material change, we promptly will disclose such amendment in a manner reasonably calculated to inform the holders of the original notes of such amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period.

      Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Exchange Offer Procedures

      To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures on the letter of transmittal guaranteed if required by instruction 2 of the letter of transmittal, and mail or otherwise deliver the letter of transmittal or such facsimile or an agent’s message in connection with a book entry transfer, together with the original notes and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the original notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

      The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the original notes that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

      The tender by a holder of original notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

      Each broker-dealer that receives new notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

      The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or original notes should be sent to us.

      Only a holder of original notes may tender original notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name original notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

      Any beneficial holder whose original notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the relevant letter of transmittal and delivering its original notes, either make appropriate arrangements to register ownership of the original notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless the original notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

•	for the account of an eligible guarantor institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by an eligible guarantor institution.

      If a letter of transmittal is signed by a person other than the registered holder of any original notes listed therein, such original notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the original notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the original notes.

      If a letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with such letter of transmittal.

      All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered original notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which, in the opinion of counsel for us, would be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of original notes, nor shall any of them incur any liability for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders of original notes without cost to such holder, unless otherwise provided in the relevant letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the absolute right in our sole discretion to

•	purchase or make offers for any original notes that remain outstanding subsequent to the expiration date or, as set forth under “— Conditions,” to terminate the exchange offer in accordance with the terms of the registration rights agreement, and

•	to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers may differ from the terms of the exchange offer.

      By tendering, each holder will represent to us that, among other things,

•	such holder or other person is not our “affiliate,” as defined under Rule 405 of the Securities Act, or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	the new notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person,

•	neither such holder or other person has any arrangement or understanding with any person to participate in the distribution of such new notes, and

•	if such holder is not a broker-dealer, neither such holder nor such other person is engaged in or intends to engage in a distribution of the new notes.

      We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of original notes by causing The Depository Trust Company to transfer such original notes into the exchange agent’s account with respect to the original notes in accordance with The Depository Trust Company’s procedures for such transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent’s account at The Depository Trust Company, a letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent’s message in lieu of a letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

      Holders who wish to tender their original notes and:

•	whose original notes are not immediately available; or

•	who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer; or

•	who cannot complete the procedures for delivery by book-entry transfer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, may effect a tender if:

•	the tender is made by or through an “eligible guarantor institution;”

•	prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer, the exchange agent receives from such “eligible guarantor institution” a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original notes, the certificate number or numbers of such original notes and the principal amount of original notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, a letter of transmittal, or facsimile thereof or agent’s message in lieu of such letter of transmittal, together with the certificate(s) representing the original notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	a properly completed and duly executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered original notes in proper form for transfer or an agent’s message in the case of delivery by book-entry transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      To withdraw a tender of original notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the depositor, who is the person having deposited the original notes to be withdrawn,

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes or, in the case of original notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited,

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the original notes register the transfer of such original notes into the name of the depositor withdrawing the tender, and

•	specify the name in which any such original notes are to be registered, if different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect to the original notes withdrawn unless the original notes so withdrawn are validly retendered. Any original notes which have been tendered but which are not accepted for exchange will be returned to its holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under “— Exchange Offer Procedures” at any time prior to the expiration date.

Conditions

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any new notes for any original notes, and may terminate or amend the exchange offer before the expiration date, if:

•	in the opinion of our counsel, the exchange offer or any part thereof contemplated herein violates any applicable law or interpretation of the staff of the Commission;

•	any action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or any material adverse development shall have occurred in any such action or proceeding with respect to us;

•	any governmental approval has not been obtained, which approval we shall deem necessary for the consummation of the exchange offer as contemplated hereby;

•	any cessation of trading on any securities exchange, or any banking moratorium, shall have occurred, as a result of which we are unable to proceed with the exchange offer; or

•	a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the registration statement or proceedings shall have been initiated or, to our knowledge, threatened for that purpose.

      If we determine in our reasonable discretion that the foregoing condition exists, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders,

•	extend the exchange offer and retain all original notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such original notes to withdraw their tendered original notes, or

•	waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered original notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

      We have appointed Wells Fargo Bank, National Association, as exchange agent for the exchange offer. Please direct questions ad requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent. If you are not tendering under The Depository Trust Company’s automated tender offer program, you should send the letter of transmittal and any other required documents to the exchange agent as follows:

By Registered or Certified Mail, Hand Delivery and Air Courier:

Wells Fargo Bank, National Association

45 Broadway, 12th Floor
New York, New York 10006

Attention: Corporate Trust Department

Reference: Dole Food Company, Inc. Exchange

By Facsimile:

(213) 614-3355

Attention: Corporate Trust Department
Confirm by Telephone: (213) 614-3349
Reference: Dole Food Company, Inc. Exchange

To Confirm by Telephone or for Information:

(213) 614-3349

Reference: Dole Food Company, Inc. Exchange

      Wells Fargo Bank, National Association, is the trustee under the indenture governing the original notes and the new notes.

Fees and Expenses

      We will pay the expenses of soliciting original notes for exchange. The principal solicitation is being made by mail by Wells Fargo Bank, National Association as exchange agent. However, additional solicitations may be made by telephone, facsimile or in person by our officers and regular employees and our affiliates and by persons so engaged by the exchange agent.

      We will pay Wells Fargo Bank, National Association as exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

      We will pay all transfer taxes, if any, applicable to the exchange of the original notes in connection with the exchange offer. If, however, certificates representing the new notes or the original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered, or if tendered original notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of the original notes in this exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other person, will be payable by the tendering holder.

Accounting Treatment

      The new notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the original notes will be amortized over the term of the new notes.

Consequences of Failure to Exchange

      Holders of original notes who are eligible to participate in the exchange offer but who do not tender their original notes will not have any further registration rights, and their original notes will continue to be subject to restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Regulatory Approvals

      We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

      Participation in the exchange offer is voluntary and holders of original notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the original notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations to register the outstanding notes under the registration rights agreement entered into in connection with the offering of the original notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive the outstanding original notes in like principal amount, the terms of which are identical in all material respects to the terms of the new notes, except as otherwise described herein. The original notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued.

      The net proceeds from the sale of the original notes after deducting the discounts and commissions to the initial purchasers and estimated offering expenses were approximately $455.0 million. We used the net proceeds that we received from the sale of the original notes, together with approximately $935.0 million borrowed under our senior secured credit facility, a cash equity investment of $125.0 million by Mr. Murdock, available cash of approximately $628.7 million, and proceeds from a sale and leaseback transaction totaling approximately $28.9 million to consummate the going-private merger transactions.

CAPITALIZATION

      The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 22, 2003 on an actual basis, on a pro forma basis giving effect to the going-private merger transactions, and on a pro forma basis giving effect to the going-private merger transactions as adjusted to reflect the refinancing transaction. You should read this table in conjunction with the “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 22, 2003

			Pro Forma as
			Adjusted for the
		Pro Forma as	Going-Private
		Adjusted for the	Merger Transactions
		Going-Private	and the Refinancing
	Actual	Merger Transactions	Transaction(7)

	(Dollars in millions)
Cash and cash equivalents(1)	$641.0	$12.3	$5.0

Debt:
Revolving credit facility(2)	$—	$110.0	$110.0
Term loan facilities	—	825.0	425.0
7% senior notes due 2003(3)	209.8	—	—
6.375% senior notes due 2005(3)	300.0	—	—
8.625% senior notes due 2009(4)(5)	400.0	400.0	400.0
8.75% debentures due 2013(4)(5)	155.0	155.0	155.0
8 7/8% senior notes due 2011(5)	—	475.0	475.0
7 1/4% senior notes due 2010(5)	—	—	400.0
Other debt	60.7	21.3	21.3

Total debt	$1,125.5	$1,986.3	$1,986.3
Total equity(6)	804.7	413.8	402.9

Total capitalization	$1,930.2	$2,400.1	$2,389.2

(1)	Dole’s available cash was used to help consummate the going-private merger transactions.

(2)	The revolving credit facility provides for borrowings of up to $300 million. Approximately $110 million of the proceeds from the facility were utilized to make payments owing in connection with the going-private merger transactions. As of March 22, 2003, after giving pro forma effect to the going-private merger transactions and the refinancing transaction, we estimate that we would have had $154.5 million of availability under the $300.0 million revolving credit portion of our senior secured credit facility, which is net of outstanding letters of credit and bank guarantee obligations of $35.5 million.

(3)	$209.8 million of senior notes due 2003 and $300.0 million of senior notes due 2005 were repaid and redeemed, respectively, as part of the going-private merger transactions.

(4)	$400.0 million of senior notes due 2009 and $155.0 million of debentures due 2013 were modified, as part of the going-private merger transactions, and remain outstanding.

(5)	The original notes, the 2009 notes, the 2010 notes and the 2013 debentures are, and the new notes will be, jointly and severally and unconditionally guaranteed on a senior subordinated basis by certain of the domestic subsidiaries of Dole.

(6)	Pro forma equity includes a $125.0 million cash investment by Mr. Murdock and 13 million shares in Dole owned by Mr. Murdock or his affiliates with a predecessor basis of $288.8 million which were contributed to us as equity, as part of the going-private merger transactions.

(7)	Refinancing transaction reflects the use of net proceeds of approximately $392.7 million, together with $7.3 million of other available cash, from the offering and sale of the $400.0 million of 7 1/4% senior notes due 2010 to repay $400.0 million outstanding under the term loan facilities of our senior secured credit facility.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our historical and unaudited pro forma ratios of earnings to fixed charges for the periods indicated. The historical ratios are prepared on a consolidated basis in accordance with generally accepted accounting principles, or GAAP, and, therefore, reflect all consolidated earnings and fixed charges, including non-recourse obligations of our consolidated subsidiaries. The unaudited pro forma adjusted ratios of earnings to fixed charges reflect the going-private merger transactions and the refinancing transaction, all as of the dates indicated and as more fully described in “Unaudited Pro Forma Combined Financial Information.” Results for the fiscal quarter ended March 22, 2003 are not necessarily indicative of results that may be expected for a full year.

      The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings, consisting of income (loss) from continuing operations before income taxes, by fixed charges, consisting of interest expense, amortization of debt expense and discounts, and the interest factor of rental expense under capital leases. We determine the interest factor of rental expense by dividing total rental expense for the period by three.

	Fiscal Quarter	Fiscal Year
	Ended March 22,
	2003	2002	2001		2000	1999	1998

Ratio of earnings to fixed charges	3.84x	2.87x	.93x	(1)	1.40x	1.14x	1.03x
Pro forma adjusted ratio of earnings to fixed charges	1.85x	1.24x	—		—	—	—

(1)	Due to our loss from continuing operations in 2001, the ratio coverage was less than 1:1. Our earnings were insufficient to cover fixed charges by $7.7 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated financial statements (the “pro forma financial statements”) are derived from the historical financial statements of Dole, included elsewhere herein. The historical financial statements have been adjusted to give effect to the following: (i) the receipt of proceeds from the offering of $475.0 million of the original notes offered in conjunction with the going-private merger and the borrowing under our senior secured credit facility; (ii) the receipt of proceeds from HoldCo, including $125.0 million in new equity; (iii) the use of available Dole cash to finance a portion of the going private merger; (iv) the acquisition of the approximately 76% of Dole’s outstanding common stock not currently owned by David Murdock or his affiliates; (v) the settlement of outstanding stock options; (vi) the sale and leaseback of an asset; (vii) the repayment of certain outstanding debt and related repurchase premium and accrued interest; (viii) the merger of DHM Acquisition with and into Dole (the “going-private merger”); and (ix) the payment of fees and expenses related to the aforementioned. All of the aforementioned are referred to herein as the “going-private merger transactions.” The historical financial statements have also been adjusted to give effect to (i) the receipt of proceeds from the offering of $400.0 million of our 7 1/4% senior notes due 2010 and (ii) the repayment of certain borrowings under our senior secured credit facility (the “refinancing transaction”). The going-private merger transactions and refinancing transaction are collectively referred to as the “transactions.”

      The unaudited pro forma condensed consolidated financial statements were prepared to illustrate the estimated effects of the transactions. The pro forma condensed consolidated balance sheet gives effect to the transactions as if the transactions had occurred as of March 22, 2003. The pro forma condensed consolidated statements of income for the fiscal year ended December 28, 2002 and for the fiscal quarter ended March 22, 2003 give effect to the transactions as if they had occurred as of December 30, 2001, the first day of the 2002 fiscal year. The pro forma adjustments are based upon available information and certain assumptions that Dole believes are reasonable. The pro forma financial statements do not purport to represent what Dole’s results of operations or financial condition would actually have been had the transactions in fact occurred as of such date or to project Dole’s results of operations or financial condition.

      The going-private merger will be accounted for as a purchase at the HoldCo level with the related purchase accounting pushed down to Dole. Mr. Murdock’s continuing residual interest in Dole will be reflected at its original cost adjusted for his share of Dole earnings, losses, dividends and equity adjustments since the date of original acquisition (“predecessor basis”). Under the purchase method of accounting, the total purchase cost will be allocated to the assets acquired and liabilities assumed based upon their respective fair values. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying pro forma financial statements based on Dole’s estimates. The actual allocation of purchase cost and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. To the extent that additional value is assigned to amortizable assets, the value of goodwill will be reduced, resulting in additional depreciation and amortization expense from the amounts presented in the accompanying statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 22, 2003

							March 22, 2003
							Pro Forma for
		Going-Private		March 22, 2003			the Going-
		Merger		Pro Forma for	Refinancing		Private Merger
		Transactions		the Going-	Transaction		Transactions
	March 22,	Pro Forma		Private Merger	Pro Forma		and Refinancing
	2003	Adjustments		Transactions	Adjustments		Transaction

	(Dollars in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$641,000	$(628,696	)(1)	$12,304	$(7,319	)(14)	$4,985
Receivables, net of allowances	586,307			586,307			586,307
Inventories	422,335	58,122	(2)	480,457			480,457
Prepaid expenses	47,152			47,152			47,152
Deferred tax assets	32,952			32,952			32,952

Total current assets	1,729,746	(570,574)		1,159,172	(7,319)		1,151,853
Investments	82,102	(7,562	)(2)	74,540			74,540
Property, plant and equipment, net of accumulated depreciation	1,003,809	365,456	(3)	1,369,265			1,369,265
Goodwill, net	132,089	292,199	(4)	424,288			424,288
Identifiable intangible assets	—	743,558	(4)	743,558			743,558
Other assets, net	136,436	49,995	(5)	186,431	(3,581	)(15)	182,850

Total Assets	$3,084,182	$873,072		$3,957,254	$(10,900)		$3,946,354

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$269,075	$—		$269,075	$—		$269,075
Accrued liabilities	433,161	(7,865	)(6)	425,296			425,296
Notes payable	12,733			12,733			12,733
Current portion of long-term debt	249,091	(248,637	)(7)	454			454

Total current liabilities	964,060	(256,502)		707,558	—		707,558
Long-term debt	863,653	1,107,755	(7)	1,971,408			1,971,408
Other long-term liabilities	421,175	412,771	(8)	833,946			833,946
Minority interests	30,563			30,563			30,563
Total shareholders’ equity	804,731	(390,952	)(9)	413,779	(10,900	)(16)	402,879

Total Liabilities and Shareholders’ Equity	$3,084,182	$873,072		$3,957,254	$(10,900)		$3,946,354

See the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Fiscal Quarter Ended March 22, 2003

							Fiscal Quarter
							Ended
				Fiscal Quarter			March 22, 2003
				Ended			Pro Forma for
		Going-Private		March 22, 2003			the Going-
		Merger		Pro Forma for	Refinancing		Private Merger
	Fiscal Quarter	Transactions		the Going-	Transaction		Transactions and
	Ended	Pro Forma		Private Merger	Pro Forma		Refinancing
	March 22, 2003	Adjustments		Transactions	Adjustments		Transaction

	(Dollars in thousands)
Revenues, net	$1,073,170	$—		$1,073,170	$—		$1,073,170
Cost of products sold	895,039	6,731	(10)	901,770	—		901,770

Gross margin	178,131	(6,731)		171,400	—		171,400
Selling, marketing and general and administrative expenses	89,341	—		89,341	—		89,341

Operating income	88,790	(6,731)		82,059	—		82,059
Interest income	2,700	(1,546	)(11)	1,154	—		1,154
Other income (expense) — net	2,045	—		2,045	—		2,045
Interest expense	19,647	15,657	(12)	35,304	2,132	(17)	37,436

Income from continuing operations before income taxes	73,888	(23,934)		49,954	(2,132)		47,822
Income taxes	13,100	(4,258	)(13)	8,842	(379	)(13)	8,463

Net income	$60,788	$(19,676)		$41,112	$(1,753)		$39,359

See the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 28, 2002

							Fiscal Year
							Ended
				Fiscal Year			December 28,
				Ended			2002 Pro Forma
		Going-Private		December 28,			for the Going-
	Fiscal Year	Merger		2002 Pro Forma	Refinancing		Private Merger
	Ended	Transactions		for the Going-	Transaction		Transactions
	December 28,	Pro Forma		Private Merger	Pro Forma		and Refinancing
	2002	Adjustments		Transactions	Adjustments		Transaction

	(Dollars in thousands)
Revenues, net	$4,392,073	$—		$4,392,073	$—		$4,392,073
Cost of products sold	3,687,738	87,193	(10)	3,774,931			3,774,931

Gross margin	704,335	(87,193)		617,142	—		617,142
Selling, marketing and general and administrative expenses	420,890	—		420,890			420,890

Operating income	283,445	(87,193)		196,252	—		196,252
Interest income	11,993	(8,904	)(11)	3,089			3,089
Other (expense) income — net	(4,561)	—		(4,561)			(4,561)
Interest expense	80,890	61,581	(12)	142,471	8,530	(17)	151,001

Income from continuing operations before income taxes	209,987	(157,678)		52,309	(8,530)		43,779
Income taxes	53,789	(39,142	)(13)	14,647	(2,389	)(13)	12,258

Income from continuing operations, net of income taxes	$156,198	$(118,536)		$37,662	$(6,141)		$31,521

See the Notes to Unaudited Pro Forma Condensed Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Notes Applying to the Going-Private Merger Transactions

      (1) Cash and Cash Equivalents: This reflects the net effect of the going-private merger transactions on the cash balance as follows (Dollars in thousands):

Sources:
Revolving credit facility (Note 7)	$110,000
Term loan facilities (Note 7)	825,000
Original 8 7/8% senior notes due 2011 (Note 7)	475,000
HoldCo equity investment (Note 9)	125,000
Proceeds from sale and leaseback transaction (Note 3)	28,920
Uses:
Purchase of public shares (43,162,409 shares at $33.50 per share, Note 4)	(1,445,941)
Settlement of outstanding stock options (Note 4)	(27,794)
Repayment of 7% and 6.375% senior notes (Note 7)	(509,756)
Acquisition of containers under operating leases	(37,538)
Repayment of container capital leases (Note 7)	(39,001)
Repayment of subsidiary debt (Note 7)	(2,427)
Repurchase premium on 6.375% senior notes due 2005 (Note 4)	(31,440)
Accrued interest (Note 6)	(14,121)
Debt issuance costs (Note 5)	(50,747)
Transaction fees and costs (Note 4)	(33,851)

Change in cash	$(628,696)

      (2) Net Tangible Assets: The going-private merger transaction will be accounted for as a purchase at the HoldCo level with the related purchase accounting pushed down to Dole. Under the purchase method of accounting, the total purchase price is allocated to the assets acquired and liabilities assumed based upon their respective fair values. In accordance with EITF Issue No. 90-12, Allocating Basis to Individual Assets and Liabilities for Transactions within the Scope of Issue No. 88-16, only a partial step-up of assets and liabilities to fair value has been recorded in purchase accounting. The partial step-up, which reflects Mr. Murdock’s acquisition of the common stock of the Company that he and his affiliates did not already own, will result in the Company’s assets and liabilities being adjusted by approximately 76% of the difference between their fair value at the date of acquisition and their historical carrying cost. The following represents the estimated purchase accounting adjustments attributable to tangible assets and liabilities resulting from the going-private merger transactions (Dollars in thousands):

Inventory	$58,122
Investments	(7,562)
Property, plant and equipment	356,385
Other long-term liabilities	(16,717)

Net tangible assets	$390,228

      The purchase accounting adjustment to inventory relates to the value of unharvested product, mainly pineapples and bananas, at the date of acquisition, as well as to finished goods inventory, primarily related to packaged foods.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      The purchase accounting adjustment to property, plant and equipment primarily relates to the step-up of land, buildings, machinery and equipment and cultivations, partially offset by a write down in the Company’s owned vessels.

      The purchase accounting adjustment to other long-term liabilities primarily relates to an adjustment to the net amount recognized for pension and other post retirement benefit obligations. The adjustment is primarily as a result of the step-up of the accrued benefit liability to 76% of its fair value.

      (3) Property, Plant and Equipment: Represents the sale of an asset under a sale and leaseback agreement, the acquisition of certain containers currently leased under operating lease agreements and the fair value adjustment to fixed assets resulting from the going-private merger transactions (Dollars in thousands):

Book value of asset sold in sale and leaseback transaction	$(28,467)
Acquisition of containers under operating leases	37,538
Fair value adjustment (Note 2)	356,385

Pro forma adjustment to property, plant and equipment	$365,456

      In order to raise funds, Dole sold an aircraft under a sale and leaseback agreement. The aircraft was sold at fair value and leased back under an operating lease agreement. The excess of fair value over book value of approximately $0.5 million has been deferred and will be amortized over the term of the lease.

      As part of the going-private merger transactions, Dole purchased certain containers that were previously leased under operating lease agreements.

      (4) Goodwill and Intangible Assets: In accordance with EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions, Mr. Murdock’s continuing residual interest is reflected at its original cost adjusted for his share of Dole earnings, losses, dividends and equity adjustments since the date of original acquisition (“predecessor basis”). A preliminary allocation of the purchase price has been made to Dole’s major categories of assets and liabilities in the accompanying pro forma financial statements. The final allocation of the purchase price may result in significant differences from the pro forma amounts included herein. The following represents the estimated value attributable to goodwill and intangibles resulting from the going-private merger transactions (Dollars in thousands):

Purchase of public shares (43,162,409 shares at $33.50 per share)	$1,445,941
Settlement of outstanding stock options	27,794
Repurchase premium on 6.375% senior notes due 2005	31,440
Deferred debt issuance costs and discount on notes to be repaid	1,054
Long-term incentive plan termination benefit	5,803
Transaction fees and costs	33,851

Total purchase price	1,545,883
Less: Historical net assets attributable to selling shareholders	616,616

Excess purchase price over historical net assets acquired	929,267

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

Fair value adjustments:
Net tangible assets (Note 2)	(390,228)
Historical goodwill	132,089
Identifiable intangible assets with finite lives	(49,039)
Identifiable intangible assets with indefinite lives	(694,519)
Increase in deferred tax liability (Note 8)	396,054

Excess purchase price over fair value of net assets acquired	$323,624

Allocation of excess purchase price:
Excess purchase price allocated to goodwill	323,624
Goodwill resulting from predecessor basis	100,664
Fair value adjustment to historical goodwill resulting from transactions	(132,089)

Pro forma adjustment to goodwill	$292,199

Historical net assets attributable to the selling shareholders is computed as follows:
Shareholders’ equity at March 22, 2003	$804,731
Ownership percentage attributable to selling shareholders	76.62%

Historical net assets attributable to selling shareholders	$616,616

      Dole’s management has estimated that approximately $694.5 million of the excess purchase price relates to its trademarks, trade names and other related intangibles, which have an indefinite life and as such, will not be amortized but will periodically be tested for impairment. The amount represents approximately 76% of the estimated fair value of these intangibles. Additionally, Dole management has estimated that $49 million of the excess purchase price relates to intangibles with finite lives, which will be amortized over their respective useful lives and periodically be tested for impairment.

      Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the goodwill created by the going-private merger transactions will not be amortized.

      Mr. Murdock contributed approximately 13 million Dole shares with a predecessor basis of $288.8 million to HoldCo. Immediately upon receipt, HoldCo contributed the shares to DHM Acquisition Company, Inc. as equity. DHM Acquisition Company, Inc. merged with and into Dole, and Dole was the surviving entity. The predecessor basis has been allocated to the assets and liabilities of Dole using their book value at March 22, 2003. The premium paid by Mr. Murdock of $100.7 million over his book value of $188.1 million at March 22, 2003 has been allocated to goodwill.

      (5) Other Assets: Represents Dole’s portion of the transaction fees and costs attributable to the debt financings and the write-off of deferred debt issuance costs on the notes that were repaid (Dollars in thousands):

Debt issuance costs on the original notes, term loan facilities and revolving credit facility	$50,747
Write-off of deferred debt issuance costs on notes to be repaid	(752)

Pro forma adjustment to other assets	$49,995

      The debt issuance costs were allocated to the different debt instruments based on their fair values. Such amounts will be amortized over the lives of the related indebtedness.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      (6) Accrued Liabilities: Represents the payment of accrued interest on the notes that were repaid and an accrual associated with the termination of the long-term incentive plan (Dollars in thousands):

Payment of accrued interest on 7% and 6.375% senior notes	$(14,121)
Long-term incentive plan termination accrual	5,803
Deferred gain on sale and leaseback transaction	453

Pro forma adjustment to accrued liabilities	$(7,865)

      The Board of Directors decided to terminate the long-term incentive plan after the consummation of the going-private merger transactions, resulting in an accelerated payout of benefits and an increase in the long-term incentive plan benefit liability.

      (7) Long-term Debt: Reflects the incurrence and repayment of debt as follows (Dollars in thousands):

Non-current portion:
Revolving credit facility	$110,000
Term loan facilities	825,000
Original 8 7/8% senior notes due 2011.	475,000
Repayment of 6.375% senior notes due 2005.	(300,000)
Repayment of subsidiary debt	(2,427)
Write-off of discount on notes to be repaid	182

Adjustment to non-current portion of long-term debt	$1,107,755

Current portion:
Write-off of discount on notes to be repaid	$120
Repayment of container capital leases	(39,001)
Repayment of 7% senior notes due 2003.	(209,756)

Adjustment to current portion of long-term debt	$(248,637)

      (8) Other Long-term Liabilities: Represents deferred taxes corresponding to estimated temporary differences resulting from the going-private merger transactions (Dollars in thousands):

Identifiable intangible assets resulting from the going-private merger transactions	$743,558
Fair value adjustments to net tangible assets resulting from the going-private	—
merger transactions	390,228

Purchase accounting adjustments resulting in temporary tax differences	1,133,786
Effective tax rate	34.9%

Total deferred tax liability adjustment	396,054
Other long-term liabilities (Note 2)	16,717

Pro forma adjustment to other long-term liabilities	$412,771

      The deferred tax liability adjustment has been determined by using the effective tax rate applicable in the tax jurisdictions in which each underlying temporary difference resulting from purchase accounting resides.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

      (9) Shareholders’ Equity: Shareholders’ equity is computed as follows (Dollars in thousands):

Contributed equity investment	$413,779
Less: Historical shareholders’ equity as of March 22, 2003	804,731

Pro forma adjustment to shareholders’ equity	$(390,952)

      Mr. Murdock contributed approximately 13 million Dole shares with a predecessor basis of $288.8 million and $125.0 million of cash to HoldCo. The shares and cash were contributed to DHM Acquisition Company, Inc. as equity. DHM Acquisition Company, Inc. merged with and into Dole, and Dole was the surviving entity.

      (10) Cost of Products Sold: Reflects the impact of (i) the amortization of inventory and intangibles and the depreciation of property, plant and equipment stepped up in purchase accounting, (ii) the sale and leaseback transaction, (iii) the purchase of certain containers leased under operating lease agreements prior to the going-private merger transactions, and (iv) the repayment of container leases capitalized in Dole’s books prior to the going-private merger transactions (Dollars in thousands):

		Fiscal Quarter
	Fiscal Year Ended	Ended
	December 28, 2002	March 22, 2003

Pro forma amortization of inventory step-up	$58,122	$—
Pro forma depreciation of property, plant and equipment	15,716	3,626
Pro forma amortization of intangibles with finite lives	10,305	2,378
Pro forma depreciation on containers acquired	3,636	909
Pro forma lease payments for sale and leaseback transaction and existing lease modification, net of amortization of deferred gain	3,810	953
Elimination of historical rental expense on containers currently leased under operating lease agreements	(4,353)	(687)
Elimination of historical depreciation on assets sold in sale and leaseback transaction	(43)	(448)

Total pro forma adjustment to cost of products sold	$87,193	$6,731

      (11) Interest Income: Represents the elimination of the historical interest income earned on cash balances. For pro forma purposes, interest income earned on Dole’s interest bearing amounts other than cash have not been eliminated.

      (12) Interest Expense: The pro forma adjustment to interest expense reflects the interest expense on the original notes, interest expense on the term loan and revolving credit facilities, additional interest expense on the existing notes and amortization of the related debt issuance costs, net of the elimination of interest expense on container leases repaid and net of the historical interest expense incurred by Dole under notes and debt that was repaid. The pro forma interest expense, after giving effect to the going-private merger transactions but before the refinancing transaction, would have been $142.5 million for the year ended December 28, 2002 and $35.3 million for the fiscal quarter ended March 22, 2003.

      Dole modified the terms of the 7.25% senior notes due 2009 to provide for interest payments at a new rate of 8.625% per annum and substantially the same provisions, other than maturity, interest rate and redemption provisions, and senior subordinated guarantees from our domestic subsidiaries that have been provided under the original notes and will be provided under the new notes and the terms of the 7.875% debentures due 2013 to provide for interest payments at a new rate of 8.75% per annum and substantially the same provisions, other than maturity, interest rate and redemption provisions, and senior subordinated guarantees from our domestic

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

subsidiaries that have been provided under the original notes and will be provided under the new notes. The annual incremental interest expense on the existing notes is estimated to be $6.9 million.

      At the end of April 2002, Dole completed the sale and issuance of $400.0 million aggregate principal amount of 7.25% senior notes due 2009. If the notes had been issued on the first day of the 2002 fiscal year, interest expense would have been $9.7 million higher for the year ended December 28, 2002.

      Estimated fees and expenses of $50.7 million were incurred related to the debt financings. The costs were allocated to the different debt instruments based on their fair values. Such costs will be amortized on a straight line basis, which approximates the interest method, over the term of the related indebtedness. The terms of the notes, the two term loan facilities and revolving credit facility are 8 years, 5 years, 5.5 years and 5 years, respectively.

      (13) Income Taxes: The pro forma income adjustments consist of items that would be taxed in both the U.S. and international jurisdictions. Accordingly, Dole reflected the tax impact of these adjustments using its consolidated effective tax rate of 28% for the year ended December 28, 2002 and for the three-month period ended March 22, 2003, using its consolidated effective tax rate for the first quarter of 2003 of approximately 18%.

Notes Applying to the Refinancing Transaction:

      (14) Cash and Cash Equivalents: The net effect of the refinancing transaction on cash is as follows (Dollars in thousands):

Sources:
Offering of 7 1/4% Senior Notes due 2010	$400,000
Uses:
Repayment of term loan facilities	(400,000)
Debt issuance costs (Note 15)	(7,319)

Change in cash	$(7,319)

      (15) Other Assets: Represents Dole’s estimated portion of the transaction fees and costs attributable to the offering of our 7 1/4% senior notes due 2010 and the write-off of deferred debt issuance costs on the term loan debt repaid from the proceeds of the note issuance (Dollars in thousands):

Debt issuance costs on the offering of our 7 1/4% senior notes due 2010.	$7,319
Write-off of deferred debt issuance costs on term loan facilities repaid	(10,900)

Pro forma adjustment to other assets	$(3,581)

      The debt issuance costs on our 7 1/4% senior notes due 2010 will be amortized over the debt life of approximately seven years. The debt issuance costs written off were determined based upon the relative outstanding balance of the term loan facilities repaid based on net proceeds of $392.7 million from the issuance of our 7 1/4% senior notes due 2010, together with $7.3 million of other available cash. The additional interest expense of $10.9 million related to the debt issuance costs written off has not been reflected in the accompanying pro forma consolidated statements of income.

      (16) Shareholders’ Equity: Shareholders’ equity pro forma adjustment is comprised of the write off of deferred issuance costs of $10.9 million related to the term loan facilities repaid.

      (17) Interest Expense: The pro forma adjustment to interest expense reflects the interest expense on our senior notes due 2010 and amortization of debt issuance costs on those notes, net of pro forma interest expense incurred by Dole under the term loan facilities repaid. The pro forma interest expense would have

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

been $151.0 million for the year ended December 28, 2002 and $37.4 million for the fiscal quarter ended March 22, 2003, after the effect of this pro forma adjustment for each of those respective periods.

      Fees and expenses of $7.3 million were incurred related to the offering of the notes. This cost will be amortized on a straight-line basis, which approximates the interest method, over the 7-year term of the related indebtedness.

      After the refinancing transaction, an increase or decrease of 0.125% in the interest rate of the term loan facilities and revolving credit facility would change the annual pro forma interest expense by $0.7 million, but would not have a balance sheet impact.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following table sets forth certain of our historical financial data. We have derived the selected historical consolidated financial data as of December 28, 2002 and December 29, 2001 and for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 from the audited financial statements and related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 30, 2000, January 1, 2000 and January 2, 1999 and for the years ended January 1, 2000 and January 2, 1999 have been derived from our audited financial statements for such years, which are not included in this prospectus. We derived the following summary historical financial information for the fiscal quarters ended March 22, 2003 and March 23, 2002 from the unaudited condensed consolidated financial statements contained elsewhere herein, which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for such periods. Results for the fiscal quarters ended March 22, 2003 and March 23, 2002 are not necessarily indicative of results that may be expected for the entire year. The selected historical consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical audited and unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus.

						Fiscal Quarter Ended
	Fiscal Year Ended(1)
						March 23,	March 22,
	1998(4)	1999(4)	2000(4)	2001	2002	2002	2003

	(Dollars in thousands)
Income Statement Data:
Revenues, net(3)	$3,877,449	$4,449,294	$4,400,113	$4,314,821	$4,392,073	$1,059,415	$1,073,170
Cost of products sold	3,379,812	3,993,964	3,923,957	3,881,781	3,687,738	880,992	895,039

Gross margin	$497,637	$455,330	$476,156	$433,040	$704,335	$178,423	$178,131

Selling, marketing and general and administrative expenses	$336,539	$385,185	$396,391	$383,259	$420,890	$84,501	$89,341
Operating income	63,169	90,031	130,849	49,781	283,445	93,922	88,790
Interest income	8,805	10,027	14,606	5,801	11,993	2,148	2,700
Other (expense) income — net	(4,262)	5,596	627	7,396	(4,561)	1,225	2,045
Interest expense	64,637	85,865	90,445	70,708	80,890	14,531	19,647
Income taxes	1,760	3,506	19,547	29,348	53,789	26,485	13,100
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	1,315	16,283	36,090	(37,078)	156,198	56,279	60,788
Income from discontinued operations, net of income taxes(4)	10,764	32,261	31,565	18,856	—	—	—
Gain on disposal of discontinued operations, net of income taxes(4)	—	—	—	168,626	—	—	—
Cumulative effect of a change in accounting principle	—	—	—	—	(119,917)	(119,917)	—
Net income (loss)	12,079	48,544	67,655	150,404	36,281	(63,638)	60,788

											Fiscal Quarter Ended
	Fiscal Year Ended(1)
											March 23,		March 22,
	1998(4)		1999(4)		2000(4)		2001		2002		2002		2003

	(Dollars in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$35,294		$40,347		$25,151		$361,326		$646,967		$284,848		$641,000
Receivables, net	603,453		584,623		570,166		531,923		505,427		638,246		586,307
Inventories	433,795		480,661		437,075		386,099		410,912		407,271		422,335
Total working capital	365,777		380,695		355,891		557,456		689,257		553,561		765,686
Total assets	2,863,750		2,994,491		2,801,334		2,767,822		3,036,852		2,663,810		3,084,182
Total debt	1,152,203		1,323,405		1,179,733		843,263		1,124,894		832,650		1,125,477
Shareholders’ equity	621,832		531,925		554,788		736,030		745,111		657,582		804,731
Other Financial Data:
EBITDA(5)	$183,524		$229,157		$271,425		$180,932		$398,553		$119,205		$118,830
Capital expenditures	118,184		136,599		110,555		119,752		233,673		16,637		3,827
Depreciation and amortization	$115,812		$123,503		$125,343		$117,954		$107,676		$21,910		$25,295
Ratio of earnings to fixed charges(6)	1.03	x	1.14	x	1.40	x	.93	x(7)	2.87	x	4.06	x	3.84	x
Net cash provided by (used in) operating activities from continuing operations	$144,755		$48,547		$120,801		$243,514		$227,168		$(50,163)		$1,405
Net cash (used in) provided by investing activities from continuing operations	(411,457)		(83,264)		(1,458)		458,480		(170,376)		(8,728)		(2,084)
Net cash provided by (used in) financing activities from continuing operations	288,958		43,449		(167,567)		(372,836)		224,608		(17,918)		(6,313)

(1)	Dole’s fiscal year ends on the Saturday closest to December 31 of the applicable year.

(2)	We operate under a 52/53 week year. The first quarter of each fiscal year is twelve weeks in duration.

(3)	Previously reported amounts have been adjusted to comply with Emerging Issues Task Force No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The effect was a reduction of revenues and selling, marketing and general and administrative expenses of $61 million, $94 million, $102 million, and $134 million for the previously reported fiscal years ended 1998, 1999, 2000, and 2001, respectively.

(4)	On November 28, 2001 we disposed of our 97% interest in Cervecería Hondureña S.A., a Honduran corporation principally engaged in the beverage business in Honduras, for which we received $537 million in cash and recognized a gain, net of taxes, of $169 million. Previously reported amounts have been restated to reflect the Honduran beverage business as a discontinued business segment in accordance with Accounting Principles Board Opinion No. 30.

(5)	“EBITDA” is defined throughout this prospectus as income from continuing operations before interest expense, income tax expense, and depreciation and amortization. We present EBITDA because management believes, similar to EBIT, that EBITDA is a useful performance measure which is monitored by Dole management. In addition, EBITDA is presented because management believes that it is a measure frequently used by securities analysts, investors and others in the evaluation of companies and because certain debt covenants contained in the instruments governing Dole’s outstanding indebtedness are based upon EBITDA. You should not consider EBITDA in isolation from or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States of America or as a measure of profitability or liquidity.

      Additionally, our computation of EBITDA may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBITDA in the same fashion. EBITDA is calculated as follows:

						Fiscal Quarter Ended
	Fiscal Year Ended
						March 23,	March 22,
	1998	1999	2000	2001	2002	2002	2003

	(Dollars in thousands)
Income (loss) from continuing operations, net of income taxes(8)	$1,315	$16,283	$36,090	$(37,078)	$156,198	$56,279	$60,788
Interest expense	64,637	85,865	90,445	70,708	80,890	14,531	19,647
Income taxes	1,760	3,506	19,547	29,348	53,789	26,485	13,100
Depreciation and amortization	115,812	123,503	125,343	117,954	107,676	21,910	25,295

EBITDA	$183,524	$229,157	$271,425	$180,932	$398,553	$119,205	$118,830

(6)	The ratio of earnings to fixed charges for each of the periods is determined by dividing earnings, consisting of income (loss) from continuing operations before income taxes, by fixed charges, consisting of interest expense, amortization of debt expense and discounts, and the interest factor of rental expense under capital leases. We determine the interest factor of rental expense by dividing total rental expense for the period by three. Our pro forma ratio of earnings to fixed charges for the fiscal quarter ended March 22, 2003 and for the fiscal year ended December 28, 2002 would have been 1.85x and 1.24x, respectively.

(7)	Due to our loss from continuing operations in 2001, the ratio coverage was less than 1:1. Our earnings were insufficient to cover fixed charges by $7.7 million.

(8)	EBITDA is reconciled to income from continuing operations. Income from continuing operations excludes income from discontinued operations of $31.6 million and $18.9 million in 2000 and 2001, a gain on the disposal of discontinued operations, net of income taxes of $168.6 million in 2001, and the cumulative effect of a change in accounting principle of $119.9 million in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Going Private Merger Transaction: On December 18, 2002, the Company signed a definitive merger agreement with David H. Murdock, the Company’s Chairman and Chief Executive Officer, pursuant to which Mr. Murdock would acquire the approximately 76% of the Company’s common stock that he and his affiliates did not already own for $33.50 per share in cash. On March 26, 2003, the merger was approved at a special meeting of the Company’s stockholders. The transaction was successfully completed on March 28, 2003 and the Company became wholly owned by Mr. Murdock through DHM Holding Company, Inc., a Delaware corporation (“HoldCo”). As a result of the transaction, the Company’s outstanding shares of common stock were retired and all outstanding stock options have been settled in cash, except that options held by Mr. Murdock were cancelled without payment.

      The purchase price of all of the outstanding common stock of the Company not already owned by Mr. Murdock and his affiliates, plus transaction costs, is estimated at approximately $1.55 billion. The funds necessary to purchase these shares of the Company consisted of a $125 million capital contribution by HoldCo, funds borrowed under $1.125 billion of new senior secured credit facilities (consisting of $825 million of term loan facilities and $300 million of revolving credit facilities) and the issuance of $475 million principal amount of 8 7/8% Senior Notes due 2011 (the “2011 Notes”). The 2011 Notes were offered within the United States only to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) and to persons outside the United States in compliance with Regulation S under the Securities Act. The Credit Agreement with respect to the new senior secured credit facilities and the Indenture with respect to the 2011 Notes contain significant restrictions and covenants affecting, among other things, the operations and finances of the Company and its subsidiaries.

      In addition, on March 28, 2003, the Company repaid its 7% Senior Notes due 2003 and called for redemption its 6.375% Senior Notes due 2005 that had outstanding balances of approximately $210 million and $300 million, respectively, at March 22, 2003. The Company’s 7.25% Senior Notes due 2009 and 7.875% Debentures due 2013 remain outstanding; however, the terms of both the Senior Notes due 2009 and Debentures due 2013 were modified to provide for substantially the same interest rates, covenants and guarantees from certain of the Company’s subsidiaries as are provided for by the 2011 Notes. The modifications provide for interest at 8.625% on the Senior Notes due 2009 and 8.75% on the Debentures due 2013.

      In connection with the transaction, the Company sold its interest in an aircraft under an operating sale-leaseback agreement for approximately $29 million, which approximated its book value. The Company also purchased shipping containers for approximately $77 million that were previously leased under separate capital and operating lease agreements and modified the provisions of its corporate headquarters operating lease to provide for substantially the same interest rate as the new senior secured credit facilities.

      The acquisition will be accounted for as a purchase by HoldCo with the related purchase accounting pushed down to the Company. The allocation of the purchase price to the assets and liabilities of the Company has not been completed; however, after completion, the Company’s consolidated financial statements will be significantly different from those presented historically.

      Refinancing Transaction: On May 29, 2003, the Company issued and sold $400 million aggregate principal amount of 7 1/4% Senior Notes due 2010 (the “2010 Notes”) in an offering exempt from the registration requirements of the Securities Act of 1933. The Company used the net proceeds from this offering of approximately $392.7 million, together with other available cash, to prepay $400 million of the term loans under the senior secured credit facility. In connection with the offering, the Company and the lenders under the senior secured credit facility effected certain amendments to the Company’s senior secured credit facility. The indenture with respect to the 2010 Notes contains covenants and restrictions substantially identical to those under the 2011 Notes.

      Results of Operations Overview: The Company’s revenues in the quarter ended March 22, 2003 increased 1% over the quarter ended March 23, 2002, to $1.1 billion. Earnings before interest expense and income taxes, or EBIT, from continuing operations decreased to $94 million in the quarter ended March 22, 2003 from $97 million in the comparable period in 2002. Net income in the first quarter of 2003 was $61 million, or $1.07 per share. The Company’s revenues in 2002 increased 2% over the prior year to $4.4 billion. EBIT from continuing operations increased to $291 million in 2002 from $63 million in 2001. Net income in 2002 was $36 million, or $0.64 per share, which includes a non-cash after tax charge of $120 million, or $2.12 per share, arising from the impairment of goodwill upon the adoption of a new accounting standard.

      In 2002, the Company’s results of operations were principally driven by higher volumes and favorable pricing in some of the Company’s core commodity and value-added businesses and by benefits realized from cost-cutting and profit improvement programs. During 2002, the Company’s banana business benefited from higher local pricing in Asia. The Company also experienced improved banana pricing in Europe, mainly due to a more favorable euro-to-dollar exchange rate compared to prior year. The Company also expanded activity in the European ripening and distribution business, with the further development of some of the Company’s distribution facilities. In addition, margins improved from the downsizing of its banana operations and its ongoing cost cutting efforts.

      The Company also continued to grow market share in its key value-added products. The Company increased its leadership position in the packaged salads category of the fresh vegetables business and benefited from the continued success of its FRUIT BOWLS and FRUIT-N-GEL BOWLS products. The fresh pineapple business benefited from higher volumes of DOLE PREMIUM SELECT pineapples in the Company’s North American and European markets. The Company also experienced better performance in the Company’s fresh cut flowers segment as a result of lower operating costs. In addition to these achievements, the Company completed the divestitures of two non-core businesses, Pascual Hermanos, S.A. (“Pascual Hermanos”) and Saman S.A. (“Saman”), during the year.

      In 2001, the Company began an extensive cost savings initiative and engaged the Boston Consulting Group to assist in performing strategic and operational reviews of its banana and fresh-cut flowers businesses and in executing programs to enhance profitability and achieve consolidated savings from global strategic sourcing and logistics. The business reconfiguration programs resulted in the recognition of $133 million of expense that was recorded as a component of cost of products sold in the 2001 Consolidated Statement of Income. Of the $133 million of expenses, $28 million was recognized in the second quarter of 2001 for the shutdown and related asset sales of the Company’s California deciduous and Pacific Northwest apples operations, which included packinghouses, ranches and orchards in California and Washington. The remaining $105 million was recognized in the third quarter of 2001 and included costs associated with the planned divestiture of the Company’s Pascual Hermanos vegetables subsidiary in Spain and the Saman dried fruit and nut subsidiary in France, as well as the downsizing of banana and flower operations in Latin America and banana production in the Philippines. The assets impacted by these reconfiguration programs were to be disposed of either by sale or closure. In connection with these reconfiguration programs, 2,906 management and production employees in the Company’s operations were initially identified for termination. The majority of the employees identified for termination worked in Pascual Hermanos and the banana and fresh-cut flowers businesses in Latin America. As of December 28, 2002, all employees, excluding the employees of Pascual Hermanos, whose employment was assumed by the new owner of Pascual Hermanos, had been severed under the Company’s 2001 reconfiguration program and substantially all of the assets identified for sale had been sold.

      Consistent with the Company’s strategy to divest non-core businesses, during 2001 the Company disposed of its 97% interest in the capital stock of Cervecería Hondureña S.A., a Honduran corporation principally engaged in the beverage business in Honduras (“CHSA” or the “Honduran beverage business”). The disposition was accomplished by means of a stock exchange transaction in which the Company acquired a subsidiary of South African Breweries, plc (“SAB”) that held as its sole asset $537 million in cash. The Company received $561 million as consideration for the disposition of CHSA, comprising $537 million in cash and $24 million of intercompany debt forgiveness between CHSA and a subsidiary of the Company. The cash proceeds from the divestiture were used primarily to pay down debt. The Company’s 2002 Consolidated Financial Statements and Notes to Consolidated Financial Statements, included elsewhere in this prospectus, reflect the Honduran beverage business as a discontinued operation.

      While the most significant accomplishments related to reconfiguration of the Company’s operations were made in 2001, the Company downsized and exited several businesses in earlier years. In the third quarter of 2000, the Company initiated a plan to scale back its fresh fruit operations, including the complete shutdown of some activities, due to continuing oversupply and other market conditions affecting the Company’s fresh fruit segment. In connection with its plan, the Company recorded a $46 million charge, which was reported in cost of products sold in the 2000 Consolidated Statement of Income. The $46 million charge included costs to reduce the Company’s existing productive capacity in its banana operations in Latin America and Asia, as well as costs to shut down its melon and citrus farming activities in Honduras and the downsizing of its distribution network in Europe. In its Latin America banana operations, the Company closed some production sites, terminated some employee arrangements and contracts with independent growers, and divested its controlling interest in a production joint venture in South America. In its Asian banana operations, the Company reduced production acreage and terminated some employees and contracts with independent growers. In its European operations, the Company reduced its workforce, primarily in northern Europe. The $46 million charge had been fully utilized by December 28, 2002. A total of 4,880 employees in the Company’s operations have been severed as of December 28, 2002 in connection with this charge.

      In 2000, the Company sold the assets of its citrus operations located in California and Arizona for approximately $55 million. Production assets were transferred to the buyer in the third quarter of 2000 for net cash proceeds of $45 million, resulting in a net gain of $8 million. The remaining $10 million of proceeds were for secured grower contracts, approximately half of which were transferred to the buyer in the fourth quarter of 2000, resulting in a net gain of $1 million. The combined $9 million net gain has been reported on a separate line in the 2000 Consolidated Statement of Income. Title to the remaining grower contracts was transferred at an amount approximating book value in the first quarter of 2001. The citrus operations had revenues and operating losses of $28 million and $0.3 million, respectively, in 2000.

Results of Operations

      The Company’s management evaluates and monitors segment performance primarily through earnings before interest expense and income taxes, or EBIT. EBIT is calculated by adding income taxes and interest expense to net income. Management believes that segment EBIT provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each segment in relation to the Company as a whole. EBIT is not defined under accounting principles generally accepted in the United States of America, or GAAP, and should not be considered in isolation or as a substitute for net income or cash flow measures prepared in accordance with GAAP or as a measure of the Company’s profitability or liquidity. Additionally, the Company’s computation of EBIT may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBIT in the same fashion.

Fiscal Quarter Ended March 22, 2003 Compared with Fiscal Quarter Ended March 23, 2002

      Revenues from external customers and EBIT for the reportable operating segments and corporate and other were as follows (in thousands):

	Quarter Ended

	March 22,	March 23,
	2003	2002

Revenues from external customers
Fresh fruit	$725,115	$650,743
Fresh vegetables	176,865	223,977
Packaged foods	116,712	127,889
Fresh-cut flowers	48,506	52,802
Other operating segments	5,972	4,004

	$1,073,170	$1,059,415

EBIT
Fresh fruit	$70,174	$46,807
Fresh vegetables	16,703	43,723
Packaged foods	11,693	13,411
Fresh-cut flowers	6,394	3,104
Other operating segments	65	7

Total operating segments	105,029	107,052
Corporate and other	(11,494)	(9,757)
Interest expense	(19,647)	(14,531)

Income before income taxes and cumulative effect of a change in accounting principle	$73,888	$82,764

      Fresh Fruit: Fresh fruit revenues in the first quarter of 2003 increased 11% to $725 million from $651 million in the first quarter of 2002. The increase in fresh fruit revenues in the first quarter was primarily due to favorable foreign currency exchange rates, higher volumes of bananas sold in Asia and higher volumes of DOLE PREMIUM SELECT pineapples sold in North America and Europe. These increases were partially offset by lower pricing of pineapples in North America, lower local pricing of bananas in Europe and Asia and lower local pricing of pineapples in Europe. In the current quarter, stronger euro, Japanese yen and Swedish krona exchange rates versus the U.S. dollar, positively impacted revenues by approximately $63 million.

      Fresh fruit EBIT in the first quarter of 2003 increased to $70 million from $47 million in the first quarter of 2002. EBIT increased primarily due to the same factors that drove the increase in revenues. In addition, EBIT for first quarter benefited from the absence of a $4 million legal expense in the first quarter of 2002 related to DBCP litigation. Favorable exchange rates positively impacted EBIT for the quarter by approximately $14 million.

      Fresh Vegetables: Fresh vegetables revenues for the first quarter of 2003 decreased to $177 million from $224 million in the first quarter of 2002. The decrease in first quarter revenues was mainly attributable to significantly lower North American commodity vegetable prices, primarily due to an industry-wide lettuce shortage in 2002, and the disposition of all of the Company’s interest in Pascual Hermanos, S.A. (“Pascual Hermanos”) in the third quarter of 2002, partially offset by higher commodity vegetable and packaged salads volumes. Pascual Hermanos revenues were approximately $16 million in the first quarter of 2002.

      Fresh vegetables EBIT for the first quarter of 2003 decreased to $17 million from $44 million in the first quarter of 2002. The decrease in first quarter EBIT was primarily due to the same factors that drove the decrease in revenues, partially offset by lower commodity growing costs. Pascual Hermanos EBIT was approximately $6 million in the first quarter of 2002.

      Packaged Foods: Packaged foods revenues for the first quarter of 2003 decreased to $117 million from $128 million in the first quarter of 2002. The decrease in revenues for the quarter was due to lower volumes of processed pineapples in Asia and North America, lower local pricing of processed pineapples in Asia and the disposal of Saman S.A. (“Saman”) during the third quarter of 2002. The lower volumes of processed pineapples was mainly due to timing of the Easter holiday. In 2002, Easter occurred in the first quarter, whereas Easter occurred in the second quarter in 2003. The decrease was partially offset by higher volumes of the Company’s FRUIT BOWLS and FRUIT-N-GEL BOWLS products and slightly higher pricing in North America. Saman revenues were approximately $8 million in the first quarter of 2002.

      EBIT in the packaged foods segment for the first quarter of 2003 decreased to $12 million from $13 million in the first quarter of 2002. EBIT for the quarter decreased primarily due to the same factors that drove the decrease in revenues with the exception of the disposal of Saman, which had a positive impact on EBIT due to an operating loss of approximately $1 million in the first quarter of 2002. EBIT was further impacted by higher advertising costs primarily to promote the Company’s FRUIT BOWLS and FRUIT-N-GEL BOWLS products. The decrease in EBIT was partially offset by lower product costs mainly due to decreased packaging costs in Asia.

      Fresh-Cut Flowers: Fresh-cut flowers revenues for the first quarter of 2003 decreased to $49 million from $53 million in the first quarter of 2002. The decrease in revenues for the quarter was due to lower pricing, primarily in the wholesale commodity sector, and lower volumes. The Company continues to right-size this business to match volumes with market demand.

      EBIT in the fresh-cut flowers segment for the first quarter of 2003 increased to $6 million from $3 million in the first quarter of 2002. EBIT for the quarter benefited from lower operating costs primarily as a result of the closure during 2002 of five production farms in Colombia and one in Mexico and favorable foreign currency exchange rates, primarily between the U.S. dollar and the Colombian Peso, resulting in lower U.S. dollar equivalent product costs.

      Corporate and Other: Corporate and other EBIT decreased in the first quarter of 2003 to a loss of $11 million from a loss of $10 million in the first quarter of 2002. The decrease in EBIT is primarily due to slightly higher consulting costs, long-term employee incentive costs and transportation expenses, partially offset by the absence of a write down of a note receivable, which occurred in the first quarter of 2002.

      Interest Expense and Income Taxes: Interest expense for the first quarter of 2003 was $20 million compared to $15 million in the first quarter of 2002. Interest expense increased in the quarter as a result of higher average debt levels resulting mainly from the issuance of $400 million 7.25% unsecured senior notes due 2009 during the second quarter of 2002.

      The income tax provision of approximately $13 million for the quarter ended March 22, 2003 reflects the Company’s effective income tax rate for the quarter of 18%. The income tax provision of approximately $26 million for the first quarter of 2002 reflects the Company’s then expected effective tax rate for the full fiscal year of 32%. For both the quarters ended March 22, 2003 and March 23, 2002, the Company’s effective tax rate differs from the U.S. federal statutory rate primarily due to earnings from operations being taxed in foreign jurisdictions at a net effective rate lower than the U.S. rate. No U.S. taxes have been provided on these earnings because such earnings are intended to be indefinitely invested outside the U.S.

      As a result of the consummation of the going-private merger transaction, the income tax provision for the quarter ended March 22, 2003 was based on earnings for the period from December 29, 2002 through March 28, 2003, to reflect the final separate financial reporting period for the Company in its predecessor form. After the consummation of the going-private transaction, the results of operations will be attributable to a new successor company. The income tax provision for the quarter ended March 23, 2002 was determined based on the Company’s best estimate of the effective tax rate expected to be applicable for the full fiscal year on an ongoing basis.

      Other: During the second quarter of 2002, the Company completed the two-step process of the transitional goodwill impairment test prescribed in Statement of Financial Accounting Standards No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets.” The transitional goodwill impairment test resulted in the Company recognizing a non-cash transitional goodwill impairment charge of $120 million related entirely to the fresh-cut flowers reporting unit. As required by FAS 142, the $120 million charge has been retroactively reflected in the first quarter of 2002 as a cumulative effect of a change in accounting principle in the Company’s Condensed Consolidated Statement of Operations.

      The Company distributes its products in more than 90 countries throughout the world. Some of the Company’s costs are incurred in currencies different from those received from the sale of products. Its international sales are mainly transacted in U.S. dollars, and euro, Swedish krona and Japanese yen currencies. Since the Company transacts business throughout the world, it is subject to risks associated with fluctuations in foreign currency exchange rates, primarily the euro, the Swedish krona and the Japanese yen. During the first quarter of 2003, these three currencies strengthened against the U.S. dollar, resulting in higher revenues for the quarter. The ultimate impact of future changes to these and other currency exchange rates in 2003 is not determinable at this time.

2002 Fiscal Year Compared with 2001 Fiscal Year

	Fiscal Year Ended

	2002	2001	2000

	(Dollars in thousands)
Revenues from external customers
Fresh fruit	$2,772,758	$2,701,422	$2,756,256
Fresh vegetables	825,559	827,528	845,776
Packaged foods	588,991	556,143	560,365
Fresh-cut flowers	173,927	196,430	200,473
Other operating segments	30,838	33,298	37,243

	$4,392,073	$4,314,821	$4,400,113

EBIT
Fresh fruit	$217,844	$48,478	$1,536
Fresh vegetables	82,699	47,793	77,084
Packaged foods	64,905	43,684	56,877
Fresh-cut flowers	(5,925)	(18,717)	293
Other operating segments	713	(837)	(878)

Total operating segments	360,236	120,401	134,912
Corporate and other EBIT	(69,359)	(57,423)	11,170
Interest expense	(80,890)	(70,708)	(90,445)

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	$209,987	$(7,730)	$55,637

      The Company adopted the provisions of Emerging Issues Task Force (“EITF”) Issue No. 01-9 (“EITF 01-9”) Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), during the first quarter of 2002. The impact of the adoption was limited to reclassifications of costs previously included in selling, marketing and general and administrative expenses. These costs are now reflected as a reduction of revenues. The adoption of EITF 01-9 reduced previously reported revenues and selling, marketing and general and administrative expenses by $9 million, $46 million and $79 million in the fresh fruit, fresh vegetables and packaged foods operating segments, respectively, in 2001 and by $8 million, $40 million and $54 million in the fresh fruit, fresh vegetables and packaged foods operating segments, respectively, in 2000. The adoption had no impact on the Company’s reported operating or net income or on segment EBIT.

      Fresh Fruit: Fresh fruit revenues increased 3% to $2.8 billion in 2002 from $2.7 billion in 2001. The increase in fresh fruit revenues was primarily due to higher volumes and pricing for bananas sold in Asia, higher volumes in the European ripening and distribution business and higher volumes of DOLE PREMIUM SELECT pineapples. Revenues, primarily in the fresh fruit segment, were also favorably impacted by foreign currency exchange rates. The net impact of exchange rates on the Company’s year-over-year revenues was approximately $30 million; this impact primarily consists of a $47 million revenue increase due to a stronger euro-to-dollar exchange rate, partially offset by a $17 million decrease from a weaker yen-to-dollar exchange rate. The increases in revenues were partially offset by lower volumes of bananas sold in Europe, lower pricing of bananas sold in North America and the winding down of the Company’s California deciduous and Pacific Northwest apples operations. The exiting of the Company’s California deciduous and Pacific Northwest apples operations accounted for revenue reductions of approximately $28 million in 2002 versus 2001.

      Fresh fruit EBIT increased to $218 million in 2002 from $48 million in 2001. EBIT increased primarily due to the same factors that drove the increase in revenues. In addition, the exiting of the Company’s California deciduous and Pacific Northwest apples operations increased EBIT in 2002 by the absence of approximately $4 million in operating losses incurred by these operations in 2001. EBIT in 2002 further benefited from the absence of $74 million of business reconfiguration expenses included in 2001 EBIT. The Company also incurred $5 million of expenses in 2001 related to the divestiture of the Company’s controlling interest in a banana production joint venture in South America. EBIT in 2002 also benefited from the absence of goodwill amortization, as a result of the Company’s adoption of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 142 (“FAS 142”), Goodwill and Other Intangible Assets, at the beginning of 2002. The Company recognized $7 million in goodwill amortization in 2001. The stronger average euro-to-dollar exchange rate impacted the Company’s year-over-year total EBIT, primarily in the fresh fruit segment, by approximately $11 million as compared to 2001. The weaker average yen-to-dollar exchange rate did not significantly impact EBIT in 2002 due to the effectiveness of the Company’s yen hedges.

      Fresh Vegetables: Fresh vegetables revenues for 2002 decreased slightly to $826 million from $828 million in 2001. Revenues were impacted by lower commodity vegetable volumes, the disposition of the Company’s interest in Pascual Hermanos in the third quarter of 2002 and higher marketing expenses, which are treated as a reduction of revenues as required under EITF 01-9. These decreases were partially offset by higher volumes in the packaged salads business.

      Fresh vegetables EBIT for 2002 increased to $83 million from $48 million in 2001. EBIT for 2002 benefited from the absence of $34 million of business reconfiguration expenses included in 2001 EBIT. EBIT in 2002 also included a $4 million gain on the sale of Pascual Hermanos. Excluding the impact of the 2001 business reconfiguration expense and the gain on sale of Pascual Hermanos, EBIT in 2002 decreased slightly due to lower commodity vegetable volumes, partially offset by higher volumes in the packaged salads business.

      In September 2002, the Company sold all of its 91% equity interest in, and outstanding loans due from, Pascual Hermanos, a Spanish corporation held for sale since 2001, for approximately $18.1 million, net of cash on hand at the date of sale. The financial results of Pascual Hermanos are included in the fresh vegetables reporting segment through the effective date of disposal. In the third quarter of 2002, the Company recorded a gain on this sale of approximately $4 million, net of transaction expenses. The gain is included in selling, marketing and general and administrative expenses in the Consolidated Statements of Income. Revenues related to Pascual Hermanos for 2002, 2001 and 2000 were $26 million, $45 million and $51 million, respectively. Operating income related to Pascual Hermanos for 2002 and 2001 was $4 million and $1 million, respectively, and operating losses for 2000 were $1 million.

      Packaged Foods: Packaged foods revenues in 2002 increased to $589 million from $556 million in 2001. The increase in revenues was due to higher volumes from the continued success of the Company’s FRUIT BOWLS and FRUIT-N-GEL BOWLS products. The increase in revenues was partially offset by higher marketing expenses, which are treated as a reduction of revenues as required under EITF 01-9, and the sale of Saman during the third quarter of 2002.

      Packaged foods EBIT in 2002 increased to $65 million from $44 million in 2001. EBIT in 2002 benefited from the absence of $17 million of business reconfiguration expenses included in 2001 EBIT. Excluding the impact of the 2001 business reconfiguration expenses, EBIT for packaged foods increased approximately $4 million compared to the prior year. This increase in EBIT was due to higher volumes from the continued success of the FRUIT BOWLS and FRUIT-N-GEL BOWLS products, lower product costs and slightly higher pricing in traditional canned products, partially offset by a $4 million loss recorded on the sale of Saman.

      On October 1, 2002, the Company sold its wholly owned subsidiary, Saman, for $6 million in cash, net of cash on hand at the date of sale. Saman is a European dried fruit and nut processor held for sale since 2001. The financial results of Saman are included in the packaged foods reporting segment through the effective date of disposal. In the third quarter of 2002, the Company recorded a loss on the sale of approximately $4 million, net of transaction expenses. The loss is included in selling, marketing and general and administrative expenses in the Consolidated Statements of Income. Revenues related to Saman for 2002, 2001 and 2000 were $27 million, $50 million and $64 million, respectively. Operating losses related to Saman for 2002 and 2001 were $4 million and $1 million, respectively, and operating income for 2000 was $1 million.

      Fresh-Cut Flowers: Fresh-cut flowers revenues in 2002 decreased to $174 million from $196 million in 2001. The decrease in revenues was attributable to lower volumes partially offset by a slight increase in pricing.

      EBIT in the fresh-cut flowers segment in 2002 improved to a loss of $6 million from a loss of $19 million in 2001. EBIT in 2002 benefited from the absence of $7 million of business reconfiguration expenses and the absence of $4 million of goodwill amortization included in 2001 EBIT. The Company did not record goodwill amortization related to fresh-cut flowers in 2002 as a result of the Company’s adoption of FAS 142. Excluding the impact of the business reconfiguration expenses and goodwill amortization, 2002 EBIT improved $1 million compared to the prior year, principally due to lower operating costs primarily as a result of the closure of six production farms, offset to an extent by lower revenues.

      Corporate and Other: Corporate and other EBIT includes general and administrative costs not allocated to operating segments. Corporate and other EBIT in 2002 was a loss of $69 million compared to a loss of $57 million in 2001. The difference between the years is largely due to approximately $9 million of higher legal expenses in 2002 attributable to ongoing lawsuits filed against the Company related to its past use of an agricultural chemical called DBCP, as discussed further in Note 16 to the 2002 Consolidated Financial Statements, and higher employee incentive costs as a result of the Company’s stronger earnings in 2002. EBIT in 2002 was further impacted by a loss on the early retirement of debt of approximately $3.4 million and $3.4 million in transaction costs related to the going-private merger. In contrast, 2001 EBIT included an $8 million gain on available-for-sale securities. The difference between the years was partially offset by lower consulting fees in 2002 and higher interest income. Interest income increased to $12 million in 2002 from $6 million in 2001 due to higher average cash balances, primarily resulting from the issuance of $400 million 7.25% unsecured senior notes due 2009 during the second quarter of 2002, and the proceeds from the divestiture of the Honduran beverage business in the fourth quarter of 2001.

      Interest Expense and Income Taxes: Interest expense increased to $81 million in 2002 from $71 million in 2001. This increase was primarily due to higher average debt levels resulting from the issuance of the $400 million 7.25% unsecured senior notes during the second quarter of 2002. Income tax expense increased in 2002 to $54 million from $29 million in 2001 primarily due to higher earnings in the current year, partially offset by a $5 million income tax refund received during 2002. The Company’s effective tax rate was 25.6% in 2002. In 2001, the Company’s income tax expense was $29 million on pretax losses of approximately $8 million. The difference in the effective rates is due primarily to the $133 million business reconfiguration expense recorded in 2001. Approximately $101 million of this business reconfiguration expense related to foreign tax jurisdictions. A valuation allowance was established to offset deferred tax assets related to the business reconfiguration expense in jurisdictions where the Company has determined that it is more likely than not that these benefits will not be realized.

      Cumulative Effect of Change in Accounting Principle: During the second quarter of 2002, the Company completed the two-step process of the transitional goodwill impairment test prescribed in FAS 142 with respect to existing goodwill. The first step of the transitional goodwill impairment test involved a comparison of the fair value of each of the Company’s reporting units, as defined under FAS 142, with its carrying amount. If the carrying amount exceeded the fair value of a reporting unit, the Company was required to perform the second step of the transitional goodwill impairment test. As a result of the outcome of the first step relative to the fresh-cut flowers reporting unit, the Company was required to perform the second step of the transitional goodwill impairment test for this reporting unit. The second step involved comparing the implied fair value of the fresh-cut flowers reporting unit’s goodwill to its carrying value to measure the amount of impairment. The transitional goodwill impairment test resulted in the Company recognizing a non-cash transitional goodwill impairment charge of $120 million related entirely to the fresh-cut flowers reporting unit. As required by FAS 142, the $120 million charge is reflected as a cumulative effect of a change in accounting principle in the Company’s Consolidated Statement of Income for the year ended December 28, 2002. There was no income tax effect on the impairment charge as the charge primarily related to goodwill in foreign operations where the Company believes it is more likely than not that future taxable income in these operations will not be sufficient to realize the related income tax benefits associated with the charge. The charge represented a total write-off of the goodwill in the fresh-cut flowers reporting unit. The fair value of the fresh-cut flowers reporting unit was determined based on discounted cash flows that the business expects to generate in the future. The circumstances leading to the goodwill impairment in the fresh-cut flowers reporting unit include the fact that the flower industry is less attractive than the Company had expected in 1998 when it made its acquisitions in this industry and that the Company’s progress in integrating the acquired businesses has been slower than expected.

2001 Fiscal Year Compared with 2000 Fiscal Year

      Fresh Fruit: Fresh fruit revenues decreased 2% to $2.7 billion in 2001 from $2.8 billion in 2000. The decreases were primarily due to the divestiture of businesses, the impact of weaker foreign currency exchange rates and the planned reduction of banana volumes to secondary markets in Europe. In the third quarter of 2000, the Company sold assets comprising its California and Arizona citrus business, and in the second quarter of 2001, the Company initiated the divestiture of assets comprising its California deciduous and Pacific Northwest apples business. These divestitures accounted for approximately $120 million of the decrease in revenues in 2001 versus 2000. The impact of the weaker euro-to-U.S. dollar and yen-to-U.S. dollar exchange rates unfavorably impacted the Company’s year-over-year total revenue (primarily in the fresh fruit segment) by approximately $85 million as compared to 2000. These revenue decreases were offset by higher banana volumes and pricing in North America and improved pricing in Europe. In addition, increased volumes and pricing in the Chilean fruit export business and higher volumes and stronger pricing for the Company’s DOLE PREMIUM SELECT pineapple favorably impacted 2001 revenues.

      EBIT in the fresh fruit segment increased to $48 million in 2001 from $2 million in 2000. Fresh fruit EBIT in 2001 included $74 million of business reconfiguration expenses related to programs initiated during the second and third quarters of 2001 as well as a $5 million expense in the first quarter of 2001 related to the divestiture of the Company’s controlling interest in a banana production joint venture in South America. Fresh fruit EBIT in 2000 included approximately $46 million related to a business downsizing charge in the third quarter of 2000. Excluding these business downsizing expenses, EBIT increased to $127 million in 2001 from approximately $47 million in 2000. Fresh fruit EBIT increased due to fruit, shipping and selling and general and administrative cost savings as a result of cost-cutting initiatives. In addition, EBIT improved due to increased volumes and pricing in the North America banana business, higher pricing in the European banana business and higher volumes and strong pricing for the Company’s DOLE PREMIUM SELECT pineapple. These improvements were partially offset by losses in the California deciduous and Northwest apples businesses, which the Company has exited, of $12 million in 2001 compared to EBIT of $1 million in 2000.

      Fresh Vegetables: Fresh vegetables revenues decreased to $828 million in 2001 from $846 million in 2000. The decrease was due to price normalization in the Company’s commodity vegetables business in 2001 from heightened pricing levels in 2000. Revenues were also impacted by higher marketing expenses, which are treated as a reduction of revenues as required under EITF 01-9. These decreases were offset by continued

growth in the Company’s North America fresh-cut salads business where volumes increased at approximately the same rate as the volumes sold in the product category “fresh-cut salads” by all producers.

      EBIT in the fresh vegetables segment decreased to $48 million in 2001 from $77 million in 2000. Fresh vegetables EBIT decreased due to a $34 million charge associated with the Company’s reconfiguration program initiated during the third quarter of 2001 primarily to divest Pascual Hermanos, its fresh vegetables subsidiary located in Spain. Excluding this charge, EBIT in 2001 increased by $5 million primarily due to volume growth in the Company’s fresh-cut salads business partially offset by higher marketing expense in that business and the impact of higher prices in 2000 in the Company’s commodity vegetables business. The segment also benefited significantly from cost savings initiatives.

      Packaged Foods: Packaged foods revenues decreased to $556 million in 2001 from $560 million in 2000. The decrease was primarily attributable to higher marketing expenses, which are treated as a reduction of revenues as required under EITF 01-9, as well as the Company’s sale of its California almond processing business in the third quarter of 2000, which had revenues of $23 million in 2000. This decrease was partially offset by the launch of FRUIT-N-GEL BOWLS in 2001 and the continued success of the Company’s FRUIT BOWLS products that were introduced in 2000.

      EBIT in the packaged foods segment decreased to $44 million in 2001 from $57 million in 2000. Packaged foods EBIT decreased due to a $17 million charge associated with the Company’s reconfiguration programs initiated during the second and third quarters of 2001. In addition, the second quarter of 2001 included $2 million related to contract terminations. The third quarter of 2001 included $15 million associated with the planned divestiture of a packaged foods business located in Europe. Higher earnings due to the growth of the Company’s FRUIT BOWLS products combined with lower product costs were partially offset by marketing expenses associated with the launch of the Company’s FRUIT-N-GEL BOWLS. The sale of the Company’s California almond processing business did not significantly impact EBIT in 2001 or 2000.

      Fresh-Cut Flowers: Fresh-cut flowers revenues decreased to $196 million in 2001 from $200 million in 2000. Revenues decreased due to unfavorable market conditions, primarily in the Company’s wholesale business in the second half of 2001. This decrease was partially offset by higher Valentine’s Day and Mother’s Day sales in the first half of 2001.

      EBIT in the fresh-cut flowers segment decreased to a loss of $19 million in 2001 from slightly above breakeven in 2000. Fresh-cut flowers EBIT in 2001 included a $7 million charge associated with the Company’s reconfiguration programs initiated during the third quarter to reduce flower production operations in Latin America. Additionally, in the third quarter of 2001, the Company recognized $3 million of lease termination related expenses in connection with its move to a new consolidated distribution facility in Miami, Florida. Losses in the second half of the year due to the per-unit margin impacts associated with lower sales volume were partially offset by higher earnings in the first half of 2001 due to higher Valentine’s Day and Mother’s Day sales.

      Corporate and Other: Corporate and other EBIT was a loss of $57 million in 2001 compared to earnings of $11 million in 2000. Corporate and other EBIT in 2000 included Hurricane Mitch insurance proceeds, net, of $43 million and a $9 million gain on the sale of citrus assets, resulting in positive EBIT. In contrast, 2001 EBIT included approximately $13 million of consulting expenses relating to cost savings initiatives undertaken by the Company in the first quarter of 2001 that were partially offset by an $8 million gain on the sale of available-for-sale securities. In addition, interest income declined in 2001 to $6 million from $15 million in 2000. The decline is primarily due to lower interest rates in 2001 as well as the inclusion in 2000 of the interest portion of a tax refund received from the Internal Revenue Service.

      Interest Expense and Income Taxes: Interest expense decreased to $71 million in 2001 from $90 million in 2000 due to lower average outstanding debt levels combined with lower interest rates throughout the year. In 2001, the Company recognized income tax expense of $29 million on a pretax loss of $8 million mainly resulting from a $133 million reconfiguration charge recognized during the second and third quarters, of which $101 million related to foreign tax jurisdictions for which the Company has not provided future tax benefits.

Future tax benefits, if any, will be recognized upon realization. During 2000, the Company recognized income tax expense of $20 million on pretax income of $56 million.

Liquidity and Capital Resources at March 22, 2003

      Cash flows provided by operating activities increased to $1 million in the first quarter of 2003 from cash used in operations of $50 million in the first quarter of 2002. The increase was primarily a result of a lower increase in net working capital (receivables, inventories and prepaid and other assets less accounts payable and accrued liabilities) in the first quarter of 2003, compared to the increase in net working capital in the first quarter of 2002. The lower increase in net working capital was partially due to a $12 million net tax refund received in the first quarter of 2003. In the first quarter of 2003, improved cash flows from operations were also impacted by higher earnings.

      Cash flows used in investing activities decreased to $2 million in the first quarter of 2003 from $9 million in the first quarter of 2002. The decrease is primarily a result of lower capital expenditures partially offset by lower proceeds from the sale of assets.

      The Company uses net debt (total debt less cash) as a supplementary measure of leverage. Net debt is not defined under GAAP and should not be considered in isolation as an indicator of leverage. Additionally, the Company’s calculation of net debt may not be comparable to other similarly titled measures computed by other companies. During the first quarter of 2003, net debt (derived by subtracting cash of $641 million from total debt of $1.125 billion) increased by approximately $7 million to $484 million. The increase during the first quarter of 2003 was primarily due to slightly lower cash balances, primarily due to the payment of dividends and capital additions in the first quarter, partially offset by proceeds from the exercise of stock options and slightly positive cash flows from operations. The Company’s net debt to net debt and equity percentage decreased to 38% at the end of the first quarter of 2003 from 39% at the end of 2002. The consummation of the going-private merger on March 28, 2003 will result in significantly higher net debt for the Company beginning in the second quarter of 2003. Refer to the discussion of the going-private merger transactions for further details.

      As of March 22, 2003, the Company had no outstanding balances under its uncommitted lines of credit and no outstanding borrowings under its $400 million, 5-year revolving credit facility. Provisions under these facilities require the Company to comply with certain financial covenants that include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. As of March 22, 2003, the Company was in compliance with these covenants. In connection with the consummation of the going-private merger transaction on March 28, 2003, the $400 million facility was cancelled.

      In connection with the going-private merger transaction, which closed on March 28, 2003, the Company and certain of its subsidiaries entered into $1.125 billion of senior secured credit facilities (consisting of $825 million of term loan facilities and $300 million of revolving credit facilities) and issued $475 million principal amount of 8 7/8% Senior Notes due 2011. The senior secured credit facility requires the Company to meet certain financial and other customary covenants. Refer to Description of Other Indebtedness, included elsewhere in this prospectus, for additional details. On May 29, 2003, the Company issued $400 million principal amount of 7 1/4% Senior Notes due 2010. The Company used the net proceeds of $392.7 million from this offering, together with available cash of $7.3 million to prepay $400 million of the term loans under the senior secured credit facility.

      The Company believes that its cash balances, cash flow from operations and available borrowings under the revolving credit portion of the senior secured credit facility will enable it to meet its working capital, capital expenditure, revolving and term debt maturity and other funding requirements.

      Factors impacting the Company’s cash flow from operations include such items as commodity prices, interest rates and foreign currency exchange rates, among other things, as set forth in this prospectus and in the Company’s Form 10-K for the fiscal year ended December 28, 2002 and in the Company’s Form 10-Q for the fiscal quarter ended March 22, 2003.

Liquidity and Capital Resources at December 28, 2002

      Cash flow generated by operating activities from continuing operations was $227 million in 2002 compared to $244 million in 2001. The decrease was primarily due to an increase in net working capital (receivables, inventories, prepaid and other assets less accounts payable and accrued liabilities) in 2002 versus a decrease in net working capital in 2001. Approximately $67 million of the increase in net working capital in 2002 is attributable to the payment of taxes related to the sale of the Honduran beverage business in 2001. The increase in net working capital was partially offset by significantly improved earnings from continuing operations before the cumulative effect of a change in accounting principle, which was a non-cash charge in 2002.

      Cash used in investing activities of $170 million in 2002 consisted primarily of capital additions, partially offset by proceeds from the sales of assets and businesses. Capital additions from continuing operations for the acquisition and improvement of productive assets increased to $234 million in 2002 from $120 million in 2001. The increase is primarily due to the acquisition of eight vessels for approximately $121 million and the purchase of an interest in a new aircraft for $23 million. Capital expenditures in 2002 were funded by operating cash flows. The Company expects operating capital expenditures in 2003 to be lower than 2002 levels.

      Proceeds from the sales of assets of $36 million in 2002 are primarily due to sales of assets in the Company’s California deciduous and Pacific Northwest apples operations, which the Company identified for disposal in 2001. Net proceeds from the sales of businesses of $24 million in 2002 relate to the sales of Pascual Hermanos and Saman in the third quarter of 2002.

      At December 28, 2002, the Company had obligations under non-cancelable operating leases, primarily for vessel charters and containers, as well as for equipment and office facilities. The leased assets are used in the Company’s operations where leasing offers advantages of operating flexibility and is less expensive than alternate types of funding. Some of the Company’s agricultural land leases provide for increases in minimum rentals based on production. Lease payments under a significant portion of the Company’s operating leases are based on variable interest rates, primarily the London Interbank Offered Rate (“LIBOR”). Lease payments are charged to operations, primarily through cost of sales. Total rental expense, including rent related to cancelable and non-cancelable leases, was $109 million, $126 million and $148 million (net of sublease income of $15 million, $13 million and $10 million) for 2002, 2001 and 2000, respectively. The Company capitalized equipment under capital leases of $15 million in 2002 and $25 million in 2001. The Company is required to comply with certain financial covenants, including minimum financial ratios, on both capitalized and operating leases, which, if not met, would require the Company to purchase the leased assets for amounts approximating their residual value.

      The Company renewed the provisions of some of its container leases in the third quarter of 2002. As a result of these renewals, the Company increased its assets under capital lease by $15 million to $40 million at December 28, 2002. The related capital lease obligation was $38 million at December 28, 2002.

      The Company has both purchase and renewal options under various off-balance sheet vessel, container and office leases. These leases include guarantees of the residual value of the underlying leased assets. As of December 28, 2002, the Company’s maximum potential undiscounted future payments on residual value guarantees on such leases totaled approximately $140 million. These guarantees generally become payable based on the difference, if any, between the guaranteed residual value and the fair market value of the leased asset at the lease termination date. At December 28, 2002, the fair market values of the underlying leased assets in each of these leases was greater than the applicable residual guarantees and accordingly no liability has been recorded for these guarantees. In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This statement may require the Company to consolidate some or all of the Company’s off-balance sheet leases, which would increase both assets and liabilities on the consolidated balance sheet by approximately $50 million. The Company is currently in the process of evaluating the impact of this statement on its financial condition and results of operations.

      At December 28, 2002, the Company’s net debt (derived by subtracting cash of $647 million from total debt of $1.125 billion) totaled $478 million versus $482 million at December 29, 2001. This slight decrease was due to positive cash flows from operations after investing activities of $57 million, substantially offset by the payment of dividends and the capitalization of a lease obligation of $15 million during 2002.

      Shareholders’ equity increased as a result of positive earnings, unrealized foreign currency translation gains and the issuance of common stock, primarily as a result of the exercise of stock options, partially offset by dividends declared, unrealized net losses on cash flow hedges and increased additional minimum pension liability. As a result of marginally lower net debt, combined with higher shareholders’ equity, the Company’s net debt to net debt and equity percentage improved to 39% at the end of 2002 from 40% at the end of 2001.

      In April 2002, the Company completed the sale and issuance of $400 million aggregate principal amount of 7.25% Senior Notes due 2009 (the “Original Notes”) at a discount of $2 million to face value. The Original Notes were sold in a private placement under Rule 144A and Regulation S promulgated by the Commission. The sale was exempt from the registration requirements of the Securities Act. The Company subsequently filed a registration statement with the Commission offering holders of the Original Notes the opportunity to exchange their Original Notes for publicly registered notes (the “Notes”) having substantially identical terms, except for restrictions on transfer that pertained only to the Original Notes. On July 23, 2002, this exchange offer expired; all of the Original Notes were tendered in the exchange offer and were accepted. Interest on the Notes will be paid semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2002. The Notes are unsecured senior obligations of the Company and rank equally with the Company’s outstanding senior unsecured debt.

      During the year ended December 28, 2002, the Company repurchased approximately $90 million of its $300 million 7% unsecured senior notes due in 2003 and approximately $20 million of its $175 million 7.875% unsecured debentures due in 2013. In connection with these repurchases, the Company recorded a loss on early retirement of debt of $3.4 million. The Company financed these repurchases using available cash on hand.

      The Company has outstanding notes and debentures that place restrictions on the Company’s ability to issue additional secured debt. At December 28, 2002, the Company was in compliance with these restrictions.

      At December 28, 2002 the Company had in place a $400 million, five-year revolving credit facility (“Long-Term Facility”), which was scheduled to mature in 2003. At the Company’s option, borrowings under the Long-Term Facility bore interest at specified percentages over the agent’s prime rate or LIBOR. Provisions under the Long-Term Facility required the Company to comply with financial covenants, which included a maximum permitted ratio of consolidated debt to net worth, and a minimum required fixed charge coverage ratio. As of December 28, 2002, the Company was in compliance with these covenants. The Company may also have borrowed under uncommitted lines of credit at rates offered from time to time by various banks that were not lenders under the Long-Term Facility. There were no outstanding borrowings under the Long-Term Facility or uncommitted lines of credit as of December 28, 2002. The Long-Term Facility was terminated in connection with the closing of the going-private merger transactions.

      In August 2002, the Company’s $200 million 364-day revolving credit facility expired. There were no outstanding borrowings under this facility during the year.

      The Company is a guarantor of indebtedness of some of its key fruit suppliers and other entities integral to the Company’s operations. At December 28, 2002, the Company’s guarantees primarily consisted of guarantees for bank loans to its growers of $5 million, guarantees to foreign regulatory authorities of $21 million, and various commercial bank guarantees of $8 million.

      Grower guarantees represent guarantees of amounts advanced to independent growers that supply the Company with product. The advances are made under third party bank agreements, which are guaranteed by the Company. The Company carefully monitors amounts outstanding under the bank agreements and records an allowance for any amounts which it believes will not be recoverable from the growers. This determination includes assessing the financial strength of the growers, their historical payment history and the age of outstanding and unpaid advances.

      The Company also provides guarantees to various regulatory authorities, primarily in Europe, in order to comply with foreign regulations when operating businesses overseas. The most significant of these guarantees, for banana import license fees, are granted to the European Union member states’ agricultural authority. The Company’s subsidiaries obtain guarantees from commercial banks for the amount of the licenses, which is then secured by the Company’s guarantee to the bank. The Company has not historically experienced any significant losses associated with these guarantees.

      The Company also provides various guarantees, mostly to foreign banks, in the course of its normal business operations to support the borrowings, leases and other obligations of its subsidiaries and key business partners. The Company has not historically experienced any significant losses associated with these guarantees.

      In connection with the acquisition of its 60% interest in Saba Trading AB in 1998, the Company has the right to purchase (the “call option”), at its sole discretion, the minority shareholders’ entire interest in Saba during either January 2004 or January 2008. In addition, each minority shareholder separately has the right to require the Company to purchase (the “put option”) the shareholders’ interest during either February 2005 or February 2008. The call option price and the put option price are computed based upon formulas as specified in the agreements. In the event that each minority shareholder exercises its put option, the minimum aggregate price payable by the Company for these minority interests under these formulas would approximate $56 million at December 28, 2002.

      As disclosed in Note 16 to the 2002 Consolidated Financial Statements, which are included elsewhere in this prospectus, the Company is subject to legal actions, most notably related to the Company’s prior use of the agricultural chemical DBCP. Although no assurance can be given concerning the outcome of these cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, the pending lawsuits are not expected to have a material adverse effect on the Company’s financial condition or results of operations.

      During 2002, the Company declared and paid quarterly dividends of 15 cents per share, at an annual rate of 60 cents per share, on its common stock totaling $34 million.

      The going-private merger transactions have resulted in an increase in the Company’s debt balances and lower cash on hand as a result of the redemption or retirement of existing debt. The Company believes that remaining cash on hand, cash flow from operations and available borrowings under the revolving credit portion of the senior secured credit facility will enable it to meet its working capital, capital expenditure, revolving and term debt maturity and other funding requirements.

      Factors impacting the Company’s cash flow from operations include such items as commodity prices, interest rates and foreign currency exchange rates, among other things, as set forth in this prospectus, including in “Risk Factors” and as set forth in “Market Risk” below.

Contractual Obligations and Commercial Commitments at December 28, 2002

      The following tables summarize the Company’s contractual obligations and commitments at December 28, 2002:

	Payments Due by Period

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

	(Dollars in thousands)
Contractual obligations:
Long-term debt	$1,075,436	$213,516	$305,486	$571	$555,863
Capital lease obligations	37,857	17,297	20,560	—	—
Operating leases	445,675	84,938	204,246	46,303	110,188

Total contractual cash obligations	$1,558,968	$315,751	$530,292	$46,874	$666,051

	Amount of Commitment Expiration Per Period

	Total
	Amounts
	Committed	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

	(Dollars in thousands)
Commercial commitments guarantees	$34,001	$26,202	$2,688	$4,232	$879

Total commercial commitments	$34,001	$26,202	$2,688	$4,232	$879

      The Company’s contractual obligations and commercial commitments are discussed in the Liquidity and Capital Resources section and in the notes to the 2002 Consolidated Financial Statements.

Market Risk

      As a result of its global operating and financing activities, the Company is exposed to market risks including changes in commodity pricing, fluctuations in interest rates and fluctuations in foreign currency exchange rates in both sourcing and selling locations. Commodity pricing exposures include the potential impacts of weather phenomena and their effect on industry volumes, prices, product quality and costs. The Company manages its exposure to commodity price risk primarily through its regular operating activities, however, significant commodity price fluctuations, particularly for bananas and pineapples, could have a material impact on the Company’s results of operations. The use of derivative financial instruments has been limited to foreign currency forward contracts related to specific sales and firm purchase commitments. The Company has not utilized derivatives for trading or other speculative purposes.

      The Company’s bunker fuel costs, used primarily for its container vessels, are subject to market fluctuations. From December 29, 2002 to April 30, 2003, the average price paid by the Company for bunker fuel was approximately 27% higher than the average price paid in 2002. As of June 1, 2003, the average price of bunker fuel per ton had declined to approximately 2002 levels. The Company currently estimates that a $1 change in the price of bunker fuel per ton would impact the Company’s EBIT by approximately $0.2 million annually. The Company did not hedge its exposure to fuel price fluctuations in 2002. During the first quarter of 2003, the Company entered into short-term fuel hedges to partially mitigate the Company’s exposure to significant bunker fuel fluctuations.

      Interest Rate Risk: As a result of its normal borrowing and leasing activities, the Company’s operating results are exposed to fluctuations in interest rates, which the Company manages primarily through its regular financing activities. The Company generally maintains limited investments in cash equivalents and has occasionally invested in marketable securities or debt instruments with original maturities greater than 90 days.

      The Company has short-term and long-term debt with both fixed and variable interest rates. Short-term debt is primarily comprised of the current portion of long-term debt maturing twelve months from the balance sheet date. Short-term debt also includes unsecured notes payable to banks and bank lines of credit used to finance working capital requirements.

      Long-term debt represents publicly-held unsecured notes and debentures, as well as notes payable to banks and uncommitted lines of credit, used to finance long-term investments such as business acquisitions. In addition, at December 28, 2002, the Company maintained a $400 million, five-year revolving credit facility (“Long-Term Facility”), which was scheduled to mature in 2003 and bore interest, at the Company’s option, at percentages over the agent’s prime rate or LIBOR. Provisions under this facility required the Company to comply with certain financial covenants, which included a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. At March 22, 2003, the Company was in compliance with these covenants. In August 2002, the Company’s $200 million 364-day revolving credit facility expired. The Company had no borrowings under this facility during the year.

      The Company may also borrow under uncommitted lines of credit at various rates offered from time to time by various banks that may not be lenders under the Long-Term Facility. At March 22, 2003, the Company had no outstanding borrowings under its uncommitted lines of credit and no outstanding borrowings under the Long-Term facility. The Long-Term Facility was terminated in connection with the closing of the going-private merger transactions. Generally, the Company’s short-term debt is at variable interest rates, while its long-term debt is at fixed interest rates. As of December 28, 2002, the Company had $1,075 million of fixed-rate debt, including short-term notes payable, with a weighted-average interest rate of 7.09% and a fair value of $1,073 million. As of December 29, 2001, the Company had $796 million of fixed-rate debt, including short-term notes payable, with a weighted-average interest rate of 7.00% and a fair value of $780 million.

      As of December 28, 2002, the Company had the following variable-rate arrangements: $12 million of variable-rate debt, including short-term notes payable, with a weighted-average interest rate of 2.78%, variable-rate capital leases for shipping containers, with a principal value of $38 million and a weighted-average interest rate of 2.06% and variable-rate operating leases, primarily for vessels, containers and office facilities, with a principal value of $168 million and a weighted-average interest rate of 2.99%. As of December 29, 2001, the Company had $22 million of variable-rate debt, including short-term notes payable, with a weighted-average interest rate of 4.94%, variable-rate capital leases for shipping containers, with a principal value of $25 million and a weighted-average interest rate of 2.51% and variable-rate operating leases, primarily for vessels, containers and office facilities, with a principal value of $317 million and a weighted-average interest rate of 3.46%. Interest and operating lease expenses under the majority of these arrangements are based on LIBOR.

      On March 28, 2003, the Company completed the going-private merger transaction. As a result, the Company issued additional debt in the form of senior debt securities and borrowed funds under new senior secured credit facilities consisting of variable-rate term loans and revolving credit facilities, repaid its 7% Notes due 2003, redeemed its 6.375% Senior Notes due 2005 and modified the terms of its Senior Notes due 2009 and Debentures due 2013. In addition, the Company purchased shipping containers that were previously under both capital and operating leases. On May 29, 2003, the Company issued $400 million aggregate principal amount of 7 1/4% Senior Notes due 2010. The Company used the net proceeds from this offering of approximately $392.7 million, together with available cash on hand, to prepay $400 million of the term loans under the senior secured credit facility. The purchase eliminated the Company’s obligations under these variable-rate capital and variable-rate operating leases. The new debt, debt modification and partial repayment of existing debt and lease obligations substantially change the Company’s exposure to interest rate fluctuations that occur after May 29, 2003. After giving effect to the above-mentioned changes, the Company estimates that a 100 basis point change in LIBOR would impact its annual pre tax income by approximately $7 million.

      Foreign Currency Risk: The Company has production, processing, distribution and marketing operations worldwide in more than 90 countries. Its international sales are usually transacted in U.S. dollars and major European and Asian currencies. Some of the Company’s costs are incurred in currencies different from those received from the sale of products. Results of operations may be affected by fluctuations in currency exchange rates in both sourcing and selling locations.

      The Company has significant Japanese sales denominated in yen as well as European sales denominated in euro or currencies with exchange rates pegged to the euro. Product and shipping costs associated with a portion of these sales are U.S. dollar-denominated. During 2002, the euro-to-dollar foreign currency exchange rate strengthened against the U.S. dollar increasing 6% on an average annual basis compared to the average in 2001. The strengthening of the euro impacted the Company’s 2002 revenues and EBIT by approximately $47 million and $11 million, respectively. In contrast, the dollar strengthened versus the yen in 2002, negatively impacting the Company’s 2002 revenues by approximately $17 million. The Company’s yen denominated hedges largely offset the EBIT impact of the weaker yen in 2002.

      Subsequent to December 28, 2002, the euro and related European currencies and the yen strengthened against the U.S. dollar. As of June 18, 2003, the spot exchange rate between the euro and the U.S. dollar and the yen and the U.S. dollar had strengthened approximately 23% and 5%, respectively, versus the average exchange rates in effect during 2002. In 2002, the Company had approximately $500 million of annual sales denominated in yen and approximately $800 million of annual sales denominated in the euro. The Company currently estimates that a 1% change in value of the yen-to-U.S. dollar and the euro-to-U.S. dollar exchange rates would impact EBIT by approximately $3 million and $2 million, respectively, before accounting for the Company’s foreign exchange hedges. The ultimate impact of future changes to these and other currency exchange rates on 2003 revenues, operating income, net income, equity and comprehensive income is not determinable at this time.

      Some of the Company’s divisions operate in functional currencies other than the U.S. dollar. The net assets of these divisions are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in shareholders’ equity. Such translation resulted in unrealized gains of $19 million in 2002. In 2002 the Company realized $6 million of previously unrealized foreign currency translation losses primarily as a result of the disposition of Pascual Hermanos and Saman. The Company has historically not attempted to hedge this equity risk.

Critical Accounting Policies and Estimates

      The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect reported amounts. The estimates and assumptions are evaluated on an on-going basis and are based on historical experience and on other factors that management believes are reasonable. Estimates and assumptions include, but are not limited to, the areas of customer and grower receivables, inventories, impairment of assets, useful lives of property, plant and equipment, intangible assets, marketing programs, income taxes, self-insurance reserves, retirement benefits, financial instruments and commitments and contingencies.

      The Company believes that the following represent the areas where more critical estimates and assumptions are used in the preparation of the Consolidated Financial Statements. See Note 2 to the 2002 Consolidated Financial Statements, which are included elsewhere in this prospectus, for a summary of all of the Company’s accounting policies.

      Grower Advances: The Company makes advances to third party growers primarily in Latin America and Asia for various farming needs. Some of these advances are secured with property or other collateral owned by the growers. The Company records an allowance for these grower receivables based on estimates of the growers’ ability to repay advances and the fair value of the collateral. The Company monitors these receivables on a regular basis. If the financial condition of the growers or the fair value of the collateral were to deteriorate, additional allowances may be required. The aggregate amounts of grower advances made during fiscal years 2002 and 2001 were approximately $114 million and $126 million, respectively. Net grower advances receivable were $31 million and $23 million at December 28, 2002 and December 29, 2001, respectively.

      Long-Lived Assets: The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated total undiscounted future cash flows directly associated with the asset is compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows expected to result from the use of the asset and its eventual disposition or comparable market values, depending on the nature of the asset. Changes in commodity pricing, weather-related phenomena and other market conditions are events that have historically caused the Company to assess the carrying amount of its long-lived assets. All long-lived assets, for which management has committed itself to a plan of disposal by sale, are reported at the lower of carrying amount or fair value less cost to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until the date of disposal.

      The Company depreciates long-lived assets principally by the straight-line method over the estimated useful lives of these assets. Estimates of useful lives are based on the nature of the underlying assets as well as the Company’s experience with similar assets. See Note 8 to the 2002 Consolidated Financial Statements, which are included elsewhere in this prospectus, for a summary of useful lives by major asset category.

      The Company reviews all leases at inception to establish whether the criteria for capitalization of the underlying leased assets have been met. These criteria require the Company to make estimates of discount rates and of the economic lives of the leased assets. In addition, on an ongoing basis, the Company makes estimates of the fair value of leased assets that are subject to residual value guarantees.

      Marketing Programs: The Company offers promotions such as coupons and other incentives to customers in the normal course of business. These promotional costs are accrued based on management’s best estimate of the redemption rates of these incentives. Management is able to make a reasonable estimate of actual redemption rates based on historical experience. Should actual redemption rates exceed amounts estimated, additional accruals may be required.

      Income Taxes: Deferred income taxes are recognized for the income tax effect of temporary differences between financial statement carrying amounts and the income tax bases of assets and liabilities. The Company regularly reviews its deferred income tax assets to determine whether future taxable income will be sufficient to realize the benefits of these assets. A valuation allowance is provided for deferred income tax assets for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets. The amount of the net deferred income tax asset that is considered realizable could, however, be adjusted if estimates of future taxable income are adjusted.

      The Company believes its tax positions comply with the applicable tax laws and that it is adequately provided for all tax related matters. The Company is subject to examination by taxing authorities in the various jurisdictions in which it files tax returns. Matters raised upon audit may involve substantial amounts and could be material if resolved unfavorably. Management considers it unlikely that the resolution of any such matters would have a material adverse effect upon the Company’s financial condition or results of operations.

      Pension and Other Post Retirement Benefits: The Company has qualified and non-qualified defined benefit pension plans covering some of its full-time employees. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for hourly plans, which are based on negotiated benefits. During 2001, the Company’s U.S. pension plans and a portion of its international pension plans were frozen. Effective January 1, 2002, no new pension benefits will accrue, with the exception of a transitional benefit for long-term employees. This curtailment of the Company’s pension plans limits the Company’s exposure to changes in interest rates and to any shortfall in actual returns on plan assets versus expected returns. Refer to Note 11 to the Company’s 2002 Consolidated Financial Statements beginning on page F-22 in this prospectus for additional details.

      In addition to pension plans, the Company has other postretirement benefit plans that provide health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age. Pension and other postretirement benefit costs and obligations are calculated based on actuarial assumptions including discount rates, health care cost trend rates, compensation increases, expected return on plan assets, mortality rates, and other factors.

      The Company determines the expected return on pension plan assets based on an expectation of average annual returns over an extended period of years. This expectation is based, in part, on the actual returns achieved by the Company’s pension plans over the prior ten-year period. The Company also considers the weighted-average historical rate of returns on securities with similar characteristics to those in which the Company’s pension assets are invested. In the absence of structural change to the investment environment or a change in the Company’s asset allocation or investment philosophy, this estimate is not expected to vary significantly from year to year. In 2002 and 2001, the Company’s expected rate of return on U.S. plan assets was 9.25%. At December 29, 2001, the actual ten-year return on the Company’s U.S. pension assets was over 10%.

      The Company’s discount rate of 6.75% in 2002 and 7.25% in 2001 was determined based on selected high-quality, fixed rate bond indices with maturities that approximate the duration of the liabilities in the Company’s pension plans.

      While management believes that the assumptions used are appropriate, actual results may differ materially from these assumptions. These differences may impact the amount of pension and other postretirement obligations and future expense.

      Litigation: The Company is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. The Company has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an on going worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. Changes in accruals, both up and down, are part of the ordinary, recurring course of business, in which management, after consultation with legal counsel, is required to make estimates of various amounts for business and strategic planning purposes, as well as for accounting and SEC reporting purposes. These changes are reflected in the reported earnings of the Company each quarter. The litigation accruals at any time reflect updated assessments of the then existing pool of claims and legal actions.

Recently Issued Accounting Pronouncements

      In the first quarter of 2003, the Company adopted new accounting policies in accordance with the provisions of the following recently issued accounting pronouncements. With the exception of the adoption of a new accounting policy for special-purpose entities, which is effective from February 1, 2003, these new accounting policies are effective December 29, 2002, the first day of the Company’s 2003 fiscal year:

      Asset Retirement Obligations: In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“FAS 143”), Accounting for Asset Retirement Obligations. This standard provides accounting guidelines for the cost of legal obligations associated with the retirement of long-lived assets. FAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. The resulting net cost is then depreciated over the remaining life of the underlying long-lived asset. The adoption of FAS 143 did not have a material impact on the Company’s financial condition or results of operations.

      Restructuring Costs: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“FAS 146”), Accounting for Costs Associated with Exit or Disposal Activities. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) (“EITF 94-3”). This statement requires that the fair value of an initial liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when the entity commits to an exit plan, thereby eliminating the definition and requirements for recognition of exit costs. The adoption of FAS 146 did not have a material impact on the Company’s financial condition or results of operations.

      Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain types of guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 specifically identifies obligations that are excluded from the provisions related to recognizing a liability at inception, however, these guarantees are subject to the disclosure requirements of FIN 45. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after the beginning of the fiscal year in which FIN 45 is adopted. The adoption of FIN 45 did not have a material impact on the Company’s financial condition or results of operations.

      Stock-Based Compensation: In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“FAS 148”), Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. FAS 148 amends Statement of Financial Accounting Standards No. 123 (“FAS 123”), Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Beginning on December 29, 2002 the Company elected to adopt the fair-value method of accounting for stock-based employee compensation. Prior to December 29, 2002, the Company applied the intrinsic value method of accounting for stock options issued to employees. The Company has elected to apply the prospective method of adoption outlined in FAS 148. The prospective method applies the recognition provisions of FAS 123 to all employee awards granted, modified or settled after the beginning of the fiscal years in which the recognition provisions are first applied. The adoption of the fair-value method of accounting for stock options issued to employees, on a prospective basis, did not have a material impact on the Company’s financial condition or results of operations for the quarter ended March 22, 2003.

      Special-Purpose Entities: In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. This standard clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and addresses consolidation by business enterprises of variable interest entities (more commonly known as Special Purpose Entities or SPEs). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN 46 also significantly enhances the disclosure requirements related to variable interest entities. This statement is effective for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, for all interests in variable entities acquired before February 1, 2003. The Company had no new interests in variable interest entities in the first quarter of 2003. The Company is in the process of evaluating the impact of this statement on its financial condition and results of operations as a result of interests the Company has in variable interest entities acquired prior to February 1, 2003. If the Company is required to consolidate some or all of its off-balance sheet leases, assets and liabilities would increase by approximately $50 million.

Other Matters

      European Union Quota: The European Union (“EU”) maintains banana regulations that impose quotas and tariffs on bananas. In April 2001, the EU reached agreements with the United States and Ecuador to implement a tariff-only import system no later than January 1, 2006. In the interim period beginning July 1, 2001, European companies (including subsidiaries of the Company) that operated and bought bananas and sold them into the EU market during the years 1994-1996 are eligible for banana import licenses. The licenses are renewed annually. Such renewal is automatic for the class of companies (including subsidiaries of the Company) that imported bananas into the EU in the 1994-1996 reference period (the “traditional operators”); the traditional operators possess, in the aggregate, EU licenses to import more than 83% of the total licensed import volume of bananas. The rest of the annual import licenses are issued to a class of companies (including other subsidiaries of the Company) that do not qualify under the 1994-1996 reference period test but that have imported bananas during the two most recent years, in an amount exceeding $1.2 million in at least one of those years (the “non-traditional operators”). To renew its licenses, a non-traditional operator must establish each year that it has used at least 50% of the licenses it possessed in the prior year. The Company currently anticipates being able to meet these requirements. By passing this 50% test, a non-traditional operator is included in the pool of non-traditional operators whose licenses will be renewed. The exact number of licenses that will be issued in a given year to a non-traditional operator in the pool will depend on how many other non-traditional operators apply for renewal in that year. The Company’s earnings have not been negatively impacted by the new interim regime, and it believes the ongoing impact of this regime will not be dilutive to its current earnings levels.

      Euro Conversion: On January 1, 2002, twelve participating members of the EU converted to the euro as their common legal currency. Aside from minor conversion efforts in 2001, the Company did not experience any significant impacts upon conversion.

      Financial Instruments: The Company’s financial instruments primarily comprise of short-term trade and grower receivables, notes receivable and notes payable, as well as long-term grower receivables, notes receivable, notes payable and debentures. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company’s financial instruments are not materially different from their recorded amounts as of December 28, 2002 and December 29, 2001.

      As of December 28, 2002, the Company’s derivative instruments, as defined by Statement of Financial Accounting Standards No. 133 (“FAS 133”), Accounting for Derivative Instruments and Hedging Activities and as amended by FASB Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — An amendment of FASB Statement No. 133, consisted of foreign currency exchange forwards. The Company enters into foreign currency exchange forward contracts to reduce its risk related to anticipated working capital collections and payments denominated in foreign currencies. At December 28, 2002, these contracts were denominated in Japanese yen and are designated as hedges under FAS 133. The Company’s foreign currency exchange forwards, in an aggregate outstanding notional amount of $78 million, were designated and effective as hedges of future cash flows. At December 28, 2002, the fair value of the Company’s outstanding foreign currency exchange forwards, of $(0.9) million, is included as a component of accumulated other comprehensive loss in shareholders’ equity. Settlement of these contracts will occur in 2003.

      The counter parties to the foreign currency exchange forward contracts consist of a number of major international financial institutions. The Company has established counterparty guidelines and regularly monitors its positions and the financial strength of these institutions. While counter parties to hedging contracts expose the Company to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. The Company does not anticipate any such losses. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

      During the first quarter of 2003, the Company entered into additional foreign currency exchange forward contracts. These contracts are denominated in yen and euro and are designated as hedges under FAS 133. At March 22, 2003, the outstanding notional amount of the Company’s yen and euro foreign currency exchange forwards totaled $142 million.

      During the first quarter of 2003 the Company also entered into short-term fuel hedges to partially mitigate the Company’s exposure to significant bunker fuel fluctuations. Due to their short-term nature, these contracts have not been designated as hedges under FAS 133. The remeasurement of these contracts to fair value at March 22, 2003 did not have a material impact on the Company’s results of operations in the first quarter. These contracts will mature in the second quarter of 2003.

      Related Party Transactions: In September 1998 the Company acquired 60% of Saba Trading AB, a Swedish company. The remaining 40% minority interest is held 25% by another Swedish company and 15% by a Swedish co-op. As part of its normal operations, Saba routinely sells fresh fruit, vegetables and flowers to entities in which these minority shareholders are principal owners. Revenues from the Swedish company-related entities were $72 million, $57 million and $65 million in 2002, 2001 and 2000, respectively. Revenues from the co-op related entities were $139 million, $129 million and $133 million for 2002, 2001 and 2000, respectively. Amounts due from the Swedish company and co-op related entities were $8.1 million and $9.6 million, respectively, at December 28, 2002 and $4.4 million and $8.6 million, respectively, at December 29, 2001.

      David H. Murdock, the Company’s Chairman and Chief Executive Officer, owns Castle & Cooke, Inc. (“Castle”) as well as a transportation equipment leasing company, a private dining club and a private country club, which supply products and provide services to numerous customers and patrons. During 2002, 2001 and 2000, the Company paid Mr. Murdock’s companies an aggregate of approximately $4 million, $3 million and $2 million, respectively, primarily for the rental of truck chassis, generator sets and warehousing services. Castle purchased approximately $0.4 million, $0.2 million and $0.3 million of products from the Company in fiscal 2002, 2001 and 2000, respectively.

      In October 2001, the Company and Castle entered into an agreement to replace an aircraft held 50% by each party. The ownership percentage in the new aircraft is 68% by the Company and 32% by Castle. Under co-ownership agreements, the Company and Castle have agreed that each party would be responsible for the direct costs associated with its use of these aircraft, and that all other indirect costs would be shared in proportion to each party’s ownership percentage. During 2002, 2001 and 2000, the Company’s proportionate share of the direct and indirect costs for these aircraft was $0.9 million, $1.3 million and $1.0 million, respectively. The Company’s Audit Committee and/or Board of Directors have approved all transactions with Mr. Murdock.

      This Management’s Discussion and Analysis contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements, which are based on management’s assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by the use of terms such as “anticipate”, “will”, “expect”, “believe”, “should” or similar expressions. The potential risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied herein include weather-related phenomena; market responses to industry volume pressures; product and raw materials supplies and pricing; electrical power supply and pricing; changes in interest and currency exchange rates; economic crises in developing countries; quotas, tariffs and other governmental actions and international conflict.

BUSINESS

Overview

      We are the world’s largest producer of fresh fruit, fresh vegetables and fresh-cut flowers, and we market a growing line of value-added products. We are one of the world’s largest producers of bananas and pineapples, a leading marketer of citrus and table grapes worldwide and an industry leader in packaged fruit products, ready-to-eat salads and vegetables. Our most significant products hold the number 1 or number 2 positions in the respective markets in which we compete. For the fiscal year ended December 28, 2002 and the fiscal quarter ended March 22, 2003, we generated revenues of approximately $4.4 billion and $1.1 billion, respectively.

      We provide wholesale, retail and institutional customers around the world with high quality food products that bear the DOLE trademarks. The DOLE brand was introduced in 1933 and we believe it is one of the most recognized for fresh and packaged produce in the United States as evidenced by our 42% unaided consumer brand awareness, twice that of our nearest competitor, according to C.A. Walker and Associates. We utilize product quality, food safety, brand recognition, competitive pricing, customer service and consumer marketing programs to enhance our position within the food industry. Consumer and institutional recognition of the DOLE trademarks and related brands and the association of these brands with high quality food products contribute significantly to our leading positions in the markets that we serve.

      We source or sell over 200 products in more than 90 countries. Our fully-integrated operations include sourcing, growing, processing, distributing and marketing our products. Our products are produced both directly on Dole-owned or leased land and through associated producer and independent grower arrangements under which we provide varying degrees of farming, harvesting, packing, storing, shipping, stevedoring and marketing services.

Industry

      The worldwide fresh produce industry is characterized by consistent underlying demand and favorable growth dynamics. In recent years, the market for fresh produce has grown at a rate above population growth, supported by ongoing trends including greater consumer demand for healthy, fresh and convenient foods, increased retailer square footage devoted to produce, and increased emphasis on fresh produce as a differentiating factor in attracting customers. According to the Food and Agriculture Organization, worldwide produce production grew 3.6% per annum from 814 million metric tons in 1990 to an estimated 1,244 million in 2002. Total wholesale fresh produce sales in the United States surpassed $80 billion in 2001, up from approximately $35 billion in 1987, representing a 6.1% compounded annual growth rate. In the US, wholesale fresh produce sales are split roughly evenly between the retail and foodservice channels.

      Health conscious consumers are driving much of the growth in demand for fresh produce. Over the past 20 years, the benefits of natural, preservative free foods have become an increasingly prominent element of the public dialogue on health and nutrition. As a result, consumption of fresh fruit and vegetables has increased markedly. According to the USDA, Americans consumed 54 more pounds of fresh fruit and vegetables per capita in 2000 than they did in 1986. Time-starved consumers are also demonstrating continued demand for convenient, ready to eat products. Food manufacturers have responded with new product introductions and packaging innovations in segments such as bagged baby carrots and ready-to-eat salads, contributing to industry growth. For example, the US market for fresh-cut produce has increased from an estimated $3 billion in 1994 to an estimated $11 billion in 2000. According to the International Fresh Cut Produce Association, growth in the fresh cut produce market is forecasted to continue at a compound annual rate of 6.4%, reaching approximately $15 billion by 2005.

      Retail consolidation and the growing importance of food to mass merchandisers are major factors affecting the food manufacturing and fresh produce industries. As food retailers have grown and expanded, they have sought to increase profitability through value-added product offerings and in-store services. As fresh produce has become a strategic focus, retailers have expanded square footage dedicated to produce departments by almost 7% per annum between 1994 and 1999. This development has led to an increase in produce sales as a percentage of total supermarket sales, from 8.8% in 1987 to 9.8% in 2001, according to the

Food Marketing Institute. The fresh produce category is also attractive to retailers due to its higher margins. According to the USDA’s Agriculture Information Bulletin No. 758, gross margins for the produce department were 33% compared to a 26% average for the entire store in 1997. Fully integrated produce companies, such as Dole, are well positioned to meet the needs of large retailers through the delivery of consistent, high quality produce, reliable service, competitive pricing and innovative products. Established produce companies have sought to strengthen relationships with leading retailers through value-added services such as banana ripening and distribution, category management, branding initiatives and establishment of long term supply agreements.

Competitive Strengths

      Our competitive strengths have contributed to our strong historical operating performance and should enable us to capitalize on future growth opportunities:

•	Market Share Leader. Our most significant products hold the number 1 or number 2 positions in the respective markets in which we compete. We maintain number 1 market share positions in global bananas, winter fruits exported from Chile, and in North American iceberg lettuce, celery, cauliflower, ready-to-eat salads and packaged fruit products, including our line of fruit cups called FRUIT BOWLS and FRUIT-N-GEL BOWLS. In addition, we believe that we are the only fully-integrated fresh-cut flower and bouquet supplier of our size in North America.

•	Strong Global Brand. Consumer and institutional recognition of the DOLE trademark and related brands and the association of these brands with high quality food products contribute significantly to our leading positions in each of the markets that we serve. By implementing a global marketing program, we have made the distinctive red “DOLE” letters and sunburst a familiar symbol of freshness and quality recognized around the world. We believe that opportunities exist to leverage the DOLE brand through product extensions and new product introductions.

•	Low-Cost Production Capabilities. We believe we are one of the lowest cost producers of many of our major product lines, including bananas, North American fresh vegetables and ready-to-eat salads and packaged fruit products. Over the last several years we have undertaken various initiatives to achieve this low-cost position, including closing facilities, centralizing our raw material purchasing and leveraging our global logistics infrastructure more efficiently. We plan to maintain these low-cost positions through a continued focus on operating efficiency.

•	State-of-the-Art Infrastructure. We have made significant investments in our production, processing, transportation and distribution infrastructure with the goal of efficiently delivering the highest quality and freshest product to our customers. We own or lease approximately 120,000 acres of land worldwide, over 50 processing, ripening and distribution centers, and the largest dedicated refrigerated containerized shipping fleet in the world, comprising 21 ships and approximately 10,800 refrigerated containers. The investments in our infrastructure should allow for continued growth without the need for sizable capital expenditures in the near term. In addition, our market-leading logistics and distribution capabilities allow us to act as a preferred fresh and packaged food provider to leading global supermarkets and mass merchandisers.

•	Diversity of Sourcing Locations. We currently source our fresh fruits, vegetables and fresh-cut flowers in 20 countries and distribute products in more than 90 countries. We are not dependent on any one country for the sourcing of any of our products. The largest concentration of production is in Ecuador, where we sourced approximately one third of our Latin bananas in 2002. The diversity of our production sources reduces our risk from exposure to natural disasters and political disruptions in any one particular country.

•	Experienced Management Team. Our management team has a demonstrated history of delivering strong operating results through disciplined execution. The current management team has been instrumental in our continuing drive to transform Dole from a production driven company into a sales and marketing driven one. In addition, the management team has led our recent company-wide restructuring and improvement initiatives. Daily operations are led by Lawrence A. Kern, President and Chief Operating Officer.

Business Strategy

      Key elements of our strategy include:

•	Leveraging our Strong Brand and Market Leadership Position. Our most significant products hold number 1 or number 2 market positions in the respective markets in which we compete. We intend to maintain those positions and continue to expand our leadership both in new product areas and with new customers. We have a history of leveraging our strong brand to successfully enter, and in many cases become the leading player in, value-added food categories. For example, we attained the number 1 market share in the plastic fruit cups category only 3 years after introducing FRUIT BOWLS and FRUIT-N-GEL BOWLS. We intend to continue to evaluate and to strategically introduce other branded products in the value-added sectors of our business.

•	Focusing on Value-Added Products. Over the last 10 years, we have successfully shifted our product mix toward value-added food categories and away from commodity fruits and vegetables. For example, we have found major success in our ready-to-eat salad lines, bagged baby carrots, and, most recently, FRUIT BOWLS and FRUIT-N-GEL BOWLS. These value-added food categories are growing at a faster rate than our traditional commodity businesses and are generating higher margins. Overall, we have significantly increased our percentage of revenue from value-added products. This shift has been most pronounced in our North American fresh vegetables and packaged foods businesses, where value-added products now account for approximately 58% and 25% of revenue, respectively, of those businesses’ revenues. We plan to continue to address the growing demand for convenient and innovative products by investing in our higher margin, value-added food businesses.

•	Further Improving Operating Efficiency and Cash Flow. While we have greatly improved our profitability and cash flow over the last few years, we intend to continue to focus on profit improvement initiatives and maximizing cash flow. We will continue to:

•	analyze our current customer base and focus on profitable relationships with strategically important customers;

•	leverage our purchasing power to reduce our costs of raw materials; and

•	make focused capital investments to improve productivity.

Business Segments

      We have four business segments: fresh fruit, fresh vegetables, packaged foods and fresh cut flowers. The fresh fruit segment contains several operating divisions that produce and market fresh fruit to wholesale, retail and institutional customers worldwide. The fresh vegetables segment contains two operating divisions that produce and market commodity and fresh-cut vegetables to wholesale, retail and institutional customers primarily in North America, Europe and Asia. The packaged foods segment contains several operating divisions that produce and market packaged foods including fruit, juices and snack foods. Our fresh-cut flowers segment sources, imports and markets fresh-cut flowers, grown mainly in Colombia and Ecuador, primarily to wholesale florists and retail grocers in the United States.

Fresh Fruit

      Our fresh fruit business segment has four primary operating divisions: bananas, fresh pineapple, European Ripening & Distribution and Dole Chile. We believe that we are the industry leader in growing, sourcing, shipping and distributing consistently high-quality fresh fruit. The fresh fruit business segment represented approximately 64% of 2002 total revenues of the four segments.

Bananas

      We are the world’s largest producer of bananas, growing and selling more than 120 million boxes of bananas annually. We sell all of our bananas under the DOLE brand unlike some of our competitors who also sell under a second, lower priced label. We primarily sell bananas to customers in North America, Europe and Asia. We are the number one brand of bananas in both North America (an approximate 33% market share) and Japan (an approximate 28% market share) and the number two brand in Europe (an approximate 17% market share). In Latin America, our bananas are primarily sourced in Honduras, Costa Rica, Ecuador, Colombia and Guatemala and grown on approximately 36,000 acres of company-owned farms and approximately 71,600 acres of independent producers’ farms. Bananas produced by us in Latin America are shipped primarily to North America and Europe on our refrigerated, containerized shipping fleet. In Asia, we source our bananas primarily in the Philippines. Bananas accounted for approximately 45% of our fresh fruit business segment revenues in 2002.

      Consistent with our strategy to focus on value-added products, we have continued to expand our focus on higher margin, niche bananas. While the traditional “green” bananas still comprise the majority of our banana sales, we have successfully introduced niche bananas such as organic, low chemical and sweet bananas. We have found that organic produce is a growing category in North America and Europe and there is a strong demand for low chemical and sweet bananas in Asia. We have also improved the profitability of our banana business by focusing on profitable customer relationships and markets. We have exited unprofitable customer relationships and ceased operations in low margin or unprofitable markets such as Eastern Europe.

      While bananas are sold year round, there is a seasonal aspect to the banana business. Banana prices and volumes are typically higher in the first and second calendar quarters before there is increased competition from summer fruits. North America, the largest of our banana markets, is our only market that is contract focused. Approximately 80% of our total retail volume in North America is under contract. The contracts are typically one year in duration and help to insulate us from fluctuations in the banana spot market.

European Ripening & Distribution

      Our European Ripening & Distribution business distributes DOLE and non-DOLE branded fresh produce in Europe. This business operates approximately 50 sales and distribution centers in nine countries, predominantly in Western Europe. This is a value-added business for us since European retailers generally do not self-distribute or self-ripen. This business assists us in firmly establishing customer relationships in Europe. We own 60% of Saba Trading AB in Sweden. Saba is Scandinavia’s leading importer and distributor of fruit, vegetables and flowers, with imports from more than 60 countries. Saba has a wholly owned subsidiary in the Netherlands that is one of Europe’s largest exotic fruit import and distribution companies. European Ripening & Distribution accounted for approximately 35% of our fresh fruit business segment’s revenues in 2002.

Fresh Pineapples

      We are the number two global producer of fresh pineapples, growing and selling more than 17 million boxes annually. We sell our pineapples globally and source them from company operated farms and independent growers in Latin America, Hawaii, the Philippines and Thailand. We produce and sell two principal varieties of pineapples: the Champaka (or green) pineapple and the sweet yellow pineapple. The Champaka pineapple, traditionally the most widely available type of pineapple, is primarily sold to the foodservice sector and is also used in our packaged products. The sweet yellow pineapple was introduced in 1999 under the DOLE PREMIUM SELECT label. The sweet yellow pineapple sells for a higher price than the Champaka, which translates into a higher margin for us and our customers. Our sweet yellow pineapple has had excellent market acceptance with our unit volume more than doubling in 2002 as compared with 2001. Our primary competition in fresh pineapples is Fresh Del Monte. Pineapples accounted for approximately 7% of our fresh fruit business segment’s revenues in 2002.

Dole Chile

      We began our Chilean operations in 1982 and have grown to become the largest exporter of Chilean fruit. We export grapes, apples, pears, stone fruit (e.g., peaches and plums) and kiwifruit from approximately 4,075 company-owned and 29,000 contracted acres. The weather and geographic features of Chile are similar to those of the Western United States, with opposite seasons. Accordingly, Chile’s harvest is counter-seasonal to that in the Northern hemisphere, offsetting the seasonality in our other fresh fruit. We primarily export Chilean fruit to North America, Latin America and Europe. Our Dole Chile business division accounted for approximately 7% of our fresh fruit business segment’s revenues in 2002.

Fresh Vegetables

      Our fresh vegetables business segment operates under two divisions: commodity and value-added. We source our fresh vegetables from company-owned and contracted farms. To satisfy the increasing demand for our products, we have continued to expand production and distribution capabilities of our fresh vegetables segment. We have recently completed expansion projects at our Springfield, Ohio and Yuma, Arizona ready-to-eat salad and vegetable facilities. Our Yuma production facility transitioned from a five-month seasonal operation to a year-round production operation in the fall of 2002 to accommodate growth in this segment. Under our arrangements with independent growers, we purchase fresh produce at the time of harvest and are generally responsible for harvesting, packing and shipping the product to our central cooling and distribution facilities. We have continued to focus on our value-added products, which now account for more than 50% of revenues for this segment. The fresh vegetables business segment accounted for approximately 19% of 2002 total revenues of the four segments.

Commodity Vegetables

      We source, harvest, cool, distribute and market more than 20 different types of fresh vegetables, including iceberg lettuce, red and green leaf lettuce, romaine lettuce, butter lettuce, celery, cauliflower, broccoli, carrots, brussels sprouts, spinach, red and green onions, asparagus, snow peas and artichokes. We sell our commodity vegetable products primarily in North America, Asia and, to a lesser extent, Western Europe. In North America, we are the number one provider of lettuce, celery and cauliflower and the number two provider of broccoli. Our primary competitors in this category include: Tanimura & Antle, Nunes, Growers Vegetable Express, Mann Packing, Apio and Ocean Mist.

Value-Added

      Our value-added vegetable products include ready-to-eat salads, bagged baby carrots, broccoli florets, and cauliflower florets. In 2002, consumers purchased more of our ready-to-eat salads than any other brand. Our unit market share of this category was approximately 39% for the 12-week period ended December 31, 2002 according to A.C. Nielsen. The ready-to-eat salad category experienced a compound annual growth rate of approximately 20% from 1994 through 2002, with higher growth rates in the earlier years, and is currently expected to be approximately 8% to 10%, reflecting the consumer’s increasing preference for convenience and healthy eating. Our value-added products typically have more stable margins than commodity vegetables, thereby helping to reduce our exposure to commodity price fluctuations. New product development continues to be a key driver in the growth of this segment. Our primary competitor in this segment is Fresh Express, a subsidiary of Performance Food Group Company.

Packaged Foods

      Our packaged food segment produces canned pineapple, canned pineapple juice, fruit juice concentrate, packaged fruit and plastic fruit cups (i.e., FRUIT BOWLS and FRUIT-N-GEL BOWLS). All of our significant packaged food products hold the number one market position in North America. We continue to dominate the plastic fruit cup category with seven of the top eight items in this category. Fruit for our packaged food products is sourced in Thailand and the Philippines, and packed in our three Asian canneries, two in Thailand and one in the Philippines. We have continued to focus on our value-added packaged food products which now account for approximately 25% of the segment’s revenues.

      Our FRUIT BOWLS products were introduced in 1998 and continue to exceed our volume and share expectations. The trend towards convenience and healthy snacking has been responsible for the explosive growth in the plastic fruit cup category. The plastic fruit cup category is now larger than the apple sauce cup and gelatin cup categories. In an effort to keep up with this demand, we have made significant investments in our Asian canneries. We have quadrupled our FRUIT BOWL capacity in the past three years. We are now able to produce approximately 500 million bowls annually. These investments should ensure our position as an industry innovator and low cost producer. We are now producing more plastic cups than traditional cans.

      With a broader line of convenience-oriented products, we are gaining expanded distribution in non-grocery channels. These channels are growing faster than the grocery channel and the cost of gaining new distribution in them is lower. We have gained significant new distribution in the drug, convenience store and mass merchandiser channels, and have become an increasingly dominant presence in the club store snack cup business.

      Our packaged foods segment accounted for approximately 14% of 2002 revenues of the four segments.

Fresh-Cut Flowers

      We entered the fresh-cut flowers business in 1998 and are now the largest producer of fresh flowers in Latin America with over 90% of our Latin American flowers shipped into North America. Our products include over 800 varieties of fresh-cut flowers such as roses, carnations and freesia. The fresh-cut flowers business fits our core competencies including

•	expertise in perishable products,

•	strong relationships with and knowledge of the grocery channel,

•	the ability to manage production in the Southern hemisphere, and

•	sophisticated logistics capabilities.

      We are the only flower importer with guaranteed daily deliveries by air. Immediately after harvesting, our flowers are flown to our Miami facility where temperatures are maintained within one-half degree of required levels in all warehouse and production operations. Maintaining the cold chain enables us to deliver the freshest and healthiest flowers to the market.

      In December 2001, in an effort to increase efficiencies and reduce costs, we consolidated our fresh-cut flowers operations, previously housed in seven separate buildings, into a new worldwide headquarters facility in Miami, Florida. A new management team assumed responsibility for the fresh-cut flower business in 2002, including John Schouten, who was part of the team instrumental in initiating the realignment of Dole’s fresh vegetables business in the 1990s. The new management team has recently implemented initiatives to reduce costs, improve customer profitability and improve demand planning. The customer profitability initiatives included SKU rationalization, customer rationalization and, most importantly, a new strategic focus on the retail grocery channel rather than the wholesale market. In the fresh-cut flowers business, the retail grocery channel is a higher margin market that exhibits less seasonality than the wholesale market. The emphasis on demand planning has given the fresh cut flowers segment a sales and market focus instead of a production focus. We now only produce flowers that we can sell, as opposed to selling flowers that we produce. Our fresh-cut flowers segment accounted for approximately 4% of revenues for 2002 and approximately 4% of revenues for the quarter ended March 22, 2003 of the four segments.

Global Logistics

      We have significant owned and operated food sourcing and related operations in Chile, Colombia, Costa Rica, Ecuador, Guatemala, Honduras, the Philippines, Thailand and the United States. We also source food products in Algeria, Argentina, Australia, Brazil, Cameroon, China, Greece, Italy, Ivory Coast, Mexico, New

Zealand, Peru, South Africa, South Korea, Spain, Syria, Tunisia and Turkey. Significant volumes of Dole’s fresh fruit and packaged products are marketed in Canada, Western Europe, Japan and the United States, with lesser volumes marketed in Australia, China, Hong Kong, New Zealand, South Korea, and certain other countries in Asia, Eastern Europe, Scandinavia, the Middle East and Central and South America.

      The produce which we distribute internationally is transported primarily by 21 owned or leased ocean-going vessels. We ship our tropical fruit in owned or chartered refrigerated vessels. All of our tropical fruit shipments into the North American and core European markets are delivered using pallets or containers. This increases efficiency and minimizes damage to the product from handling. All of the vessels are equipped with controlled atmosphere technology, which improves product quality. “Backhauling” services, transporting third-party cargo primarily from North America and Europe to Latin America, reduce net transportation costs. We use vessels that are both owned or controlled under long-term leases, as well as vessels chartered under contracts which typically last one year. In addition, our fresh cut flowers are transported via chartered flights which are under contract.

Customers

      Our top 10 customers in 2002 accounted for approximately 25% of total sales. No one customer accounted for more than 5% of total 2002 sales. Our customer base is highly diversified, both geographically and in terms of product mix. Each of our segment’s largest customers accounted for less than 15% of that segments’ revenues.

      Our largest customers are leading global and regional mass merchandisers and supermarkets in North America, Europe and Asia. Top customers include major retailers such as Ahold, Albertson’s, A&P, Costco, Kroger, Roundy’s and Wal-Mart/ SAM’S Club.

Sales and Marketing

      We sell and distribute our fruit and vegetable products through a network of fresh produce operations in North America, Europe and Asia. Some of these operations involve the sourcing, distribution and marketing of fresh fruits and vegetables while others involve only distribution and marketing. We have regional sales organizations to service major retail and wholesale customers. We also use the services of brokers in certain regions, primarily for sales of packaged foods and ready-to-eat salads. Retail customers include large chain stores with which Dole enters into product and service contracts, typically for a one-year term. Wholesale customers include large distributors in North America, Europe and Asia. We use consumer advertising and promotion support, together with trade spending, to support awareness of new items to maintain and grow our exceptional brand awareness.

Competition

      The global fresh and packaged produce markets are intensely competitive, and are generally dominated by a small number of global producers and filled out with independent growers, packers and middlemen. Our large, international competitors are Chiquita, Fresh Del Monte Produce and Del Monte Foods. In certain product lines, such as packaged salads, we compete with smaller national producers, such as Fresh Express. In fresh vegetables, a limited number of grower shippers in the US and Mexico supply a significant portion of the US market, with numerous smaller independent distributors also competing. We also face competition from grower cooperatives and foreign government sponsored producers. Competition in the various markets in which we operate is based on reliability of supply, product quality, brand recognition and perception, price and the ability to satisfy changing customer preferences through innovative product offerings.

Employees

      During fiscal year 2002, we had on average approximately 33,000 full-time permanent employees and 24,000 full-time seasonal or temporary employees, worldwide. This represents a reduced work force from prior years due in part to our profit improvement initiatives. Approximately 56% of our employees work under collective bargaining agreements, some of which expire in 2003, subject to automatic renewals unless a notice of non-extension is given by us or the union. We have not received any notice yet that a union intends not to extend a collective bargaining agreement. We believe our relations with our employees are generally good.

Research and Development

      Our research and development programs concentrate on sustaining the productivity of our agricultural lands, food safety, product quality of existing products and the development of new value-added products, as well as agricultural research and packaging design. Agricultural research is directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production (such as development of specifically adapted plant varieties, land preparation, fertilization, cultural practices, pest and disease control, post-harvesting, handling, packing and shipping procedures), and includes onsite technical services and the implementation and monitoring of recommended agricultural practices. Research efforts are also directed towards integrated pest management and biological pest control. Specialized machinery is developed for various phases of agricultural production and packaging that reduces labor costs, improves productivity and efficiency and increases product quality. Agricultural research is conducted at field facilities primarily in California, Hawaii, Latin America and Asia. We also sponsor research related to environmental improvements and the protection of worker and community health. The aggregate amounts we spent on research and development in each of the last three years have not been material in any of such years.

Trademark Licenses

      We have an agreement with Ice Cream Partners USA, LLC, pursuant to which we have licensed to Nestle our rights to market and manufacture processed products in key segments of the frozen novelty business in the United States and certain other countries, including FRUIT ‘N JUICE® and SORBET ‘N CREAM® bars. DOLEWHIP®, a soft-serve, non-dairy dessert, is manufactured and marketed by Precision Foods, Inc. under license from us. We also market DOLE canned pineapple juice and pineapple juice blend beverages. In connection with the sale of the majority of our juice business to Tropicana Products, Inc. in May of 1995, we received cash payments up front and granted to Tropicana a license, requiring no additional future royalty payments, to use certain trademarks.

Environmental and Regulatory Matters

      Our agricultural operations are subject to a broad range of evolving environmental laws and regulations in each country in which we operate. In the United States, these laws and regulations include the Food Quality Protection Act of 1996, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act.

      Compliance with these foreign and domestic laws and related regulations is an ongoing process that is not currently expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns are, however, inherent in most major agricultural operations, including those conducted by us, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, and further restrictions on the use of agricultural chemicals, could result in increased compliance costs.

      Our food operations are also subject to regulations enforced by, among others, the U.S. Food and Drug Administration and state, local and foreign equivalents and to inspection by the U.S. Department of Agriculture and other federal, state, local and foreign environmental, health and safety authorities. The U.S. Food and Drug Administration enforces statutory standards regarding the labeling and safety of food products, establishes ingredients and manufacturing procedures for certain foods, establishes standards of identity for foods and determines the safety of food substances in the United States. Similar functions are performed by state, local and foreign governmental entities with respect to food products produced or distributed in their respective jurisdictions.

      Portions of our fresh fruit and vegetable farm properties are irrigated by surface water supplied by local government agencies using facilities financed by federal or state agencies, as well as from underground sources. Water received through federal facilities is subject to acreage limitations under the 1982 Reclamation Reform Act. The quantity and quality of these water supplies varies depending on weather conditions and government regulations. We believe that under normal conditions these water supplies are adequate for current production needs.

Legal Proceedings

      We are involved from time to time in claims and legal actions incidental to our operations, both as plaintiff and defendant. We have established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. In the opinion of management, after consultation with outside counsel, the claims or actions to which we are a party are not expected to have a material adverse effect, individually or in the aggregate, on our financial condition or results of operations.

      A significant portion of our legal exposure relates to lawsuits pending in the United States and in several foreign countries, alleging injury as a result of exposure to the agricultural chemical DBCP (1,2-dibromo-3-chloropropane). DBCP was manufactured by several chemical companies including Dow and Shell and registered by the U.S. government for use on food crops. We and other growers applied DBCP on banana farms in Latin America and the Philippines and on pineapple farms in Hawaii. Specific periods of use varied among the different locations. We halted all purchases of DBCP, including for use in foreign countries, when the U.S. EPA cancelled the registration of DBCP for use in the United States in 1979. That cancellation was based in part on the apparent link between male sterility and exposure to DBCP among factory workers producing the product in 1977, as well as early product testing done by the manufacturers showing testicular effects on animals exposed to DBCP. To date, there is no reliable evidence demonstrating that field application of DBCP led to sterility among farm workers, although that claim is made in the pending lawsuits. Nor is there any reliable scientific evidence that DBCP causes any other injuries in humans, although plaintiffs in the various actions assert claims based on cancer, birth defects and other general illnesses.

      Currently there are 795 lawsuits, in various stages of proceedings, alleging injury as a result of exposure to DBCP. Eleven of these lawsuits are currently pending in various jurisdictions in the United States, with the remainder pending in Latin America and the Philippines. In the United States, plaintiffs recently moved to re-open and remand to state court two previously dismissed cases pursuant to the United States Supreme Court’s decision in Dole Food Company, Inc. v. Patrickson. Plaintiffs have also moved to remand five other cases currently pending before the United States district courts in Texas and Louisiana as a result of the Patrickson decision. Claimed damages total approximately $20.8 billion, with the lawsuits in Nicaragua representing approximately 80% of this amount. In almost all of these cases, we are a joint defendant with the major DBCP manufacturers and, typically, other banana growers. To date, none of these lawsuits has resulted in a verdict or judgment against us. However, as described below, a judgment has been rendered in a DBCP case in Nicaragua.

      In Nicaragua, we have been served in 46 of 313 pending cases, with the majority of the lawsuits brought pursuant to Law 364, an October 2000 Nicaraguan statute that contains substantive and procedural provisions that Nicaragua’s Attorney General formally opined are unconstitutional. Nine of the 46 cases served were consolidated into one case before a civil trial court in Managua, with the plaintiffs naming an entity denominated as “Dole Food Corporation Inc.” as a defendant. We are aware of no legal entity bearing that name, and we are certain that no such legal entity is related to us. As a result, we responded in these nine consolidated cases on behalf of Dole Fresh Fruit Company, a subsidiary of ours, which has been named as a defendant in other pending DBCP matters, including matters brought by Nicaraguan citizens. We paid a $100,000 non-refundable deposit to the Nicaraguan court, as required under Law 364, to participate in the litigation. On October 25, 2002, the civil trial court in Managua issued a ruling that Dole Fresh Fruit Company was not a party to the nine consolidated cases. Thereafter, counsel for Dole Fresh Fruit Company notified the court that no legal entity known as “Dole Food Corporation Inc.” exists and sought to appear on behalf of Dole Food Company, Inc. and to ratify all prior pleadings of Dole Fresh Fruit Company. On November 25, 2002, the civil trial court issued a ruling that Dole Food Company, Inc. is not a defendant in the nine consolidated cases.

      On December 13, 2002, the Nicaraguan civil trial court entered a judgment in the aggregate amount of $489.4 million on behalf of 468 plaintiffs against Dow Chemical Company, also known as Dow AgroSciences, Shell Chemical Company, Standard Fruit and Vegetable Company and “Dole Food Corporation Inc.” in the nine consolidated actions. Because the civil trial court had held that we are not a defendant in the case, the court also ordered that our $100,000 deposit be returned. Standard Fruit and Vegetable Company is a Texas corporation that is wholly unrelated to us. On May 14, 2003, an action was filed in Los Angeles County Superior Court against The Dow Chemical Company, Shell Chemical Company, and Dole Food Company, Inc. to enforce the Nicaraguan judgment. Dole is filing a motion to dismiss the enforcement action on the grounds that Dole Food Company, Inc. was not a party to the judgment. On July 17, 2003, Dow and Shell filed a motion to remove the enforcement action to the United States District Court for the Central District of California. Dole consented to that removal.

      We believe that the Nicaraguan civil trial court’s judgment will not be enforceable against any Dole entity in the U.S. or in any other country, because no Dole entity has been named in the judgment and Nicaragua’s Law 364 is unconstitutional and violates international due process. Among other things, Law 364 is an improper “special law” directed at particular parties, it requires defendants to pay large, non-refundable deposits in order to participate in the litigation, it provides a severely truncated procedural process, it establishes irrebutable presumptions of causation that are contrary to the evidence and scientific data, and it sets unreasonable minimum damages that must be awarded. In addition, although we sought to participate in the case, the Nicaraguan civil trial court ruled that we would not be heard and that our legal motions and papers would not be considered. Finally, as previously noted, the civil trial court ruled that neither Dole Food Company, Inc. nor Dole Fresh Fruit Company is a defendant in the case. For these reasons, we do not believe a U.S. court or that of any other nation would enforce this judgment.

      As to all the DBCP matters, we have denied liability and asserted substantial defenses. Although no assurance can be given concerning the outcome of these cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, the pending lawsuits are not expected to have a material adverse effect on our financial condition or results of operations.

Trade Issues

      Our foreign operations are subject to risks of expropriation, civil disturbances, political unrest, increases in taxes and other restrictive governmental policies, such as import quotas. Loss of one or more of our foreign operations could have a material adverse effect on our operating results. We attempt to maintain a cordial working relationship in each country where we operate. Because our operations are a significant factor in the economies of certain countries, our activities are subject to intense public and governmental scrutiny and may be affected by changes in the status of the host economies, the makeup of the government or even public opinion in a particular country.

      The European Union (“EU”) maintains banana regulations that impose quotas and tariffs on bananas. In April 2001, the EU reached agreements with the United States and Ecuador to implement a tariff-only import system no later than January 1, 2006. In the interim period beginning July 1, 2001, European companies (including our subsidiaries) that operated and bought bananas and sold them into the EU market during the years 1994-1996 are eligible for banana import licenses. Our earnings have not been negatively impacted by the new interim regime, and we believe the ongoing impact of this regime will not be dilutive to our current earnings levels.

      Exports of our products to certain countries or regions, particularly China, Japan, New Zealand, Russia, South Korea, Taiwan and the Middle East, are subject to various restrictions that may be increased or reduced in response to international economic, currency and political factors, thus affecting our ability to compete in these markets.

      We distribute our products in more than 90 countries throughout the world. Our international sales are usually transacted in U.S. dollars and major European and Asian currencies, while certain costs are incurred in currencies different from those that are received from the sale of products. Results of operations may be affected by fluctuations in currency exchange rates in both the sourcing and selling locations.

Seasonality

      Our sales volumes remain relatively stable throughout the year. We experience seasonal earnings characteristics, predominantly in the fresh fruit segment, because fresh fruit prices are lower in the second half of the year, when summer fruits are in the markets, than in the first half of the year. Our fresh vegetables segment does not experience significant seasonality as a result of its dispersed growing regions. Our packaged foods and fresh-cut flowers segments experience peak demand during certain well-known holidays and observances; the impact is less than in the fresh-fruit segment.

Properties

      Our executive office facility, in Westlake Village, California is leased from a third party. We also maintain divisional offices in Salinas, California and Miami, Florida, which are owned by us. We own our Latin American regional headquarters building in San Jose, Costa Rica, as well as offices in Bogota/ Santa Marta, Colombia and La Ceiba, Honduras. We also maintain offices in Chile, Costa Rica and Ecuador, which are leased from third parties. We maintain our European headquarters in Paris, France and regional offices in Antwerp, Belgium, Athens, Greece, Hamburg, Germany, Milan, Italy and Stockholm, Sweden, which are leased from third parties. We own our offices in Madrid, Spain and Rungis, France. We maintain offices in Japan, the People’s Republic of China, the Philippines, Thailand, Hong Kong and Korea, which are leased from third parties. The inability to renew any of the above office leases by us would not have a material adverse effect on our operating results. We believe that our property and equipment are generally well maintained, in good operating condition and adequate for our present needs.

      The following is a description of our significant properties.

North America

      Our Hawaii pineapple operations for the fresh produce market are located on the island of Oahu and total approximately 3,100 acres which we own.

      We own approximately 1,400 acres of farmland in California and Arizona, and lease approximately 12,000 acres of farmland in California and another 4,000 acres in Arizona in connection with our vegetable operations. The majority of this acreage is farmed under joint growing arrangements with independent growers, while the remainder is farmed by us. We own cooling, packing and shipping facilities in Yuma, Arizona and the following California cities: Marina, Gonzales and Huron. Additionally, we have partnership interests in facilities in Yuma, Arizona and Salinas, California, and leases in facilities in Oxnard, California. We own and operate state-of-the-art, ready-to-eat salad and vegetable plants in Yuma, Arizona, Soledad, California and Springfield, Ohio.

      We produce almonds from approximately 300 acres, pistachios from approximately 2,000 acres and olives from approximately 900 acres on orchards in the San Joaquin Valley through agricultural partnerships in which we have an interest. We produce stone fruit on approximately 60 acres of owned property in the San Joaquin Valley.

      We have entered into contracts of sale for a packinghouse we own in Chelan, Washington and for a cold storage facility we own in Pateros, Washington.

      Our Florida based fresh-cut flowers distribution operates from a new 328,000 square foot building completed in 2001, which we own. Approximately 200,000 square feet of this facility is refrigerated. Our fresh-

cut flowers group also operates another cooling and distribution facility in the Miami area, which we own. We also operate leased facilities in Dallas, Texas and Los Angeles, California.

Latin America

      We produce bananas directly from owned plantations in Costa Rica, Colombia, Ecuador and Honduras as well as through associated producers or independent growing arrangements in those countries and others, including Guatemala. We own approximately 2,200 acres in Colombia, 28,140 acre in Costa Rica, 4,000 acres in Ecuador and 27,600 acres in Honduras, all related to banana production, although some of the acreage is not presently under production. We own a 50% interest in a Guatemala banana producer which owns or controls approximately 9,600 acres in that country. Our Honduran plantations sustained damage in varying degrees of severity as a result of Hurricane Mitch in 1998 and have required significant rehabilitation, which is substantially complete.

      We own approximately 5,000 acres of land in Honduras, 3,000 acres of land in Costa Rica and 1,700 acres of land in Ecuador, all related to pineapple production, although some of the acreage is not presently under production. Pineapple is grown primarily for the fresh produce market. We own a juice concentrate plant in Honduras for pineapple and citrus. Coconuts are produced on approximately 500 acres of owned land in Honduras.

      We grow grapes, stone fruit, kiwi and pears on approximately 4,075 acres owned by us in Chile. We own and operate 11 packing and cold storage facilities, a corrugated box plant and a wooden box plant in Chile. We also operate a fresh-cut salad plant and a small local fruit distribution company in Chile.

      We also own and operate corrugated box plants in Colombia, Costa Rica, Ecuador and Honduras and a value-added vegetable plant in Costa Rica.

      Our operations in Honduras include a majority interest in an edible oils refinery, a laundry soap factory, a palm oil extraction operation and approximately 3,800 acres of palm oil plantation. These assets sustained damage in varying degrees of severity due to Hurricane Mitch but have now been successfully rehabilitated.

      We formally accepted a new Ecuadorian port (Bananapuerto) on September 6, 2002. We indirectly own 35% of Bananapuerto and operate the port pursuant to a port services agreement, the term of which is up to 30 years.

      Dole Latin America operates a fleet of six refrigerated container ships, of which four are owned and two are long-term chartered. In addition, Dole Latin America operates a fleet of fifteen breakbulk refrigerated ships, of which nine are owned and six are long-term chartered. We also cover part of our requirements under contracts with existing liner services and occasionally charter vessels for short periods on a time or voyage basis as and when required. We own or lease approximately 10,800 refrigerated containers, 2,500 dry containers, 4,600 chassis and 3,300 generator sets. We renewed the provisions of some container leases in the third quarter of 2002 for approximately $15 million. As a result of this renewal, we had containers under capital lease for a total of approximately $38 million at December 28, 2002.

      We produce flowers on approximately 1,600 acres in Colombia and Ecuador. We own and operate packing and cooling facilities at each of our flower farms and lease a facility in Bogota, Colombia for making bouquets.

Asia

      We operate a pineapple plantation of approximately 31,400 leased acres in the Philippines. Approximately 20,600 acres of the plantation are leased to us by a cooperative of our employees that acquired the land pursuant to agrarian reform law. The remaining 10,800 acres are leased from individual land owners. A cannery, freezer, juice concentrate plant, a box forming plant and a can manufacturing plant, each owned by us, are located at or near the pineapple plantation.

      We own and operate a multi-fruit cannery, can manufacturing plant and juice concentrate plant located in central Thailand and a second multi fruit cannery in southern Thailand. Through a subsidiary in Thailand controlled by us, we grow pineapple on approximately 3,900 acres of leased land and purchase additional supplies of pineapple in Thailand on the open market.

      We operate 15 fresh-cut fruit and vegetable distribution facilities in Japan through joint ventures with local distributors. Three of the distribution centers are located in Tokyo. Through independent growing arrangements, we source products from over 1,200 Japanese farmers. We own a produce processing and distribution center in Shanghai, China and own a vegetable processing facility in Qingdao, China that produces value-added vegetable products for the Chinese and Japanese markets.

      We produce bananas and asparagus from leased lands in the Philippines and also source bananas through associated producers or independent growing arrangements in the Philippines. A plastic extruding plant and two box forming plants, all owned by us, are located near the banana plantations. We also operate banana ripening and distribution centers in Hong Kong and the Philippines.

Europe

      We operate eight banana ripening, produce and flower distribution centers in Sweden, nine in France, five in Spain, four in Italy, one in Belgium and three in Germany; with the exception of two owned facilities in Sweden, six owned facilities in France, three owned facilities in Spain, three owned facilities in Germany and one owned facility in Italy, these facilities are leased. We own and operate one distribution center in the Netherlands, which specializes in the distribution of exotic fruits throughout Europe. We have a minority interest in a French company that owns a majority interest in banana and pineapple plantations in Cameroon and the Ivory Coast. We own a minority interest in a banana ripening and fruit distribution company with four facilities in the United Kingdom. We are the majority owner in a company operating a port terminal and distribution facility in Livorno, Italy. We own a banana ripening and fruit distribution facility near Istanbul, Turkey.

      We have a majority interest in Saba Trading AB, which owns and operates a state-of-the-art, ready-to-eat salad and vegetable plant in Helsingborg, Sweden.

MANAGEMENT

      Below is a list of the names and ages of the directors, officers and senior management of Dole as of May 14, 2003, indicating their positions with Dole and their principal occupations during the past five years.

      David H. Murdock, Chairman of the Board and Chief Executive Officer. Mr. Murdock, 80, joined the Company as Chairman of the Board and Chief Executive Officer in July 1985. He has been Chairman of the Board, Chief Executive Officer and Director of Castle & Cooke, Inc., a Hawaii corporation, since October 1995 (indirectly wholly owned by Mr. Murdock since September 2000). Since June 1982, he has been Chairman of the Board and Chief Executive Officer of Flexi-Van Leasing, Inc., a Delaware corporation wholly owned by Mr. Murdock. Mr. Murdock also is the sole owner and developer of the Sherwood Country Club in Ventura County, California, and numerous other real estate developments; also is the sole stockholder of numerous corporations engaged in a variety of business ventures and in the manufacture of industrial and building products.

      Lawrence A. Kern, President and Chief Operating Officer, and Director. Mr. Kern, 55, joined the Company as President, Dole Fresh Vegetables in 1993. In July 2000, he was promoted to the position of President, Worldwide Fresh Vegetables, Packaged Salads and Non-Tropical Fresh Fruit. Mr. Kern was appointed President and Chief Operating Officer of the Company in February 2001. He holds a B.S. and an M.B.A. from Indiana University.

      C. Michael Carter, Vice President, General Counsel and Corporate Secretary, and Director. Mr. Carter, 60, joined the Company in October, 2000, after serving as Executive Vice President, General Counsel and Corporate Secretary of Pinkerton’s Inc. Prior to Pinkerton’s, Inc., Mr. Carter held positions at Concurrent Computer Corporation, Nabisco Group Holdings, The Singer Company and the law firm of Winthrop, Stimson, Putnam and Roberts. He holds a B.S. from the University of California at Berkeley and a J.D. from George Washington University.

      Richard J. Dahl, Vice President and Chief Financial Officer, and Director. Mr. Dahl, 51, joined Dole Food Company as Vice President and Chief Financial Officer in June, 2002, after serving as President and Chief Operating Officer of Pacific Century Financial Corporation and Bank of Hawaii. Prior to Pacific Century, Mr. Dahl held various positions at Ernst & Young. He holds a B.S. in Accounting from the University of Idaho and is a Certified Public Accountant.

      Jonathan Y. Bass, Vice President and General Manager, Chilean Division. Mr. Bass, 56, joined the Company in 1977 as Manager of Financial Analysis in the Costa Rican banana division. He held various financial and operational positions in the Latin American banana organization and was ultimately promoted to Vice President for Banana Production. Mr. Bass was appointed Vice President and General Manager of the Chilean Division in 1989. He holds a B.S. from the University of North Carolina and an M.B.A. from the University of Hawaii.

      Michael J. Cavallero, President, North America Tropical Fresh Fruit. Mr. Cavallero, 56, joined the Company in 1974 as a technical service representative with the Fresh Marketing organization. He transferred to Fresh Vegetables in 1986 as Vice President, Sales, and, in 1992 was promoted to Vice President, Sales and Marketing, North America. He was promoted to President, North America Tropical Fresh Fruit in March 2001. Mr. Cavallero holds a B.A. from San Francisco State University.

      David A. DeLorenzo, Director. Mr. DeLorenzo, 56, joined the Company in 1970. He was President of Dole Fresh Fruit Company from September 1986 to June 1992, Executive Vice President of Dole from July 1990 to March 1996, President of Dole Food Company-International from September 1993 to March 1996, President and Chief Operating Officer of Dole from March 1996 to February 2001, and Vice Chairman of Dole from February 2001 through December 2001. Mr. DeLorenzo holds a B.A. from Colgate University and an M.B.A. from the Wharton School of Finance and Commerce at the University of Pennsylvania.

      William F. Feeney, President, Dole Europe. Mr. Feeney, 61, joined the Company in 1981 as Vice President and General Manager of Chile. He became President and Managing Director of Dole Europe in 1990 with the creation of a European headquarters, then in London. Dole Europe’s headquarters moved to

Paris in 1993. Mr. Feeney holds a B.S. from the U.S. Naval Academy and an M.B.A. from Columbia University.

      Scott A. Griswold, Director. Mr. Griswold, 49, has been Executive Vice President of Finance of Castle & Cooke, Inc., which is wholly owed by David H. Murdock, since 2000, and previously, from 1993, Vice President and Chief Financial Officer of Pacific Holding Company, a sole proprietorship of David H. Murdock. Since 1987, he has served as an officer and/or director of various other companies held by Mr. Murdock. Mr. Griswold holds a B.A. from Luther College.

      Sue Hagen, Vice President, Human Resources. Ms. Hagen, 41, joined the Company in 1986 as Personnel Administrator. She subsequently was promoted to be Manager of Human Resources in 1990, Director of Human Resources in 1993, Vice President, Human Resources North America Operations in 2000 and Vice President, Human Resources Food Operations in 2003. Ms. Hagen holds a B.A. from the University of Redlands and an M.B.A. from the University of Southern California.

      Richard A. Harrah, President, Dole Latin America. Mr. Harrah, 49, joined the Company in 2000 as Vice President of Operations for Dole Fresh Flowers, and was recently appointed President of Dole Latin America. He previously worked for Noboa Corporation as Chief Financial Officer and as Chief Operating Officer. Prior to Noboa, Mr. Harrah also held positions with Geest and Del Monte Fresh Produce. He holds a B.A. from Sonoma State University and is a Certified Public Accountant.

      Javier H. Idrovo, Vice President — Strategy. Mr. Idrovo, 35, joined the Company in 2001 as Vice President-Strategy. He previously worked as a Manager for Boston Consulting Group. Mr. Idrovo holds a B.S. and a M.S. in Engineering from Harvey Mudd College, and an M.B.A. from Harvard Business School.

      David H. Murdock, Jr., Director. Mr. Murdock, 34, has been Vice President of Development of Castle & Cooke, Inc., which is wholly owned by David H. Murdock, since 2001, and CEO & President of JEDCO, a builder of high-end custom homes in the Los Angeles, California area since 1987. Mr. Murdock holds a B.A. from Bradford College.

      Justin M. Murdock, Director. Mr. Murdock, 30, has been Vice President of Investments of Castle & Cooke, Inc., which is wholly owned by David H. Murdock, since 2001, and previously, from 1999, Vice President of Mergers and Acquisitions of Pacific Holding Company, a sole proprietorship of David H. Murdock.

      Peter M. Nolan, President, Worldwide Packaged Foods. Mr. Nolan, 60, joined the Company as Senior Vice President, Sales and Marketing, for North America before becoming President of Packaged Foods in 1995. He was promoted to President, North America Operations in 2000, and was subsequently promoted to President, Worldwide Packaged Foods. Mr. Nolan previously worked for Van De Kamp’s Frozen Foods and Vlasic Foods, as well as Sanwa Food. He holds a B.S. from Boston University.

      Beth Potillo, Treasurer. Ms. Potillo, 44, joined Dole in 1986. She was Manager of Financial Planning from January 1995 to July 1995. She held the position of Manager of Corporate Finance from July 1995 to July 1997. She became Assistant Treasurer of Dole in July 1997, and has been Treasurer of Dole since November 1998. Ms. Potillo holds a B.M. from Southern Illinois University and an M.B.A. from the University of California, Los Angeles.

      Edward C. Roohan, Director. Mr. Roohan, 39, has been President and Chief Operating Officer of Castle & Cooke, Inc., which is wholly owed by David H. Murdock, since December 2000. He was Vice President and Chief Financial Officer of Castle & Cooke, Inc. from April 1996 to December 2000. He has served as an officer and/or director of various companies held by Mr. Murdock for more than five years. Mr. Roohan holds a B.B.A. from the University of Notre Dame.

      John T. Schouten, President, Dole Fresh Flowers. Mr. Schouten, 41, joined the Company in 1985 and held various positions in the sales and production organizations of Dole Fresh Vegetables. He was promoted to Senior Vice President and General Manager, Commodity Operations in 2000, and was recently promoted to President, Dole Fresh Flowers, in May 2002. Mr. Schouten holds a B.A. from the University of Oregon.

      Eric M. Schwartz, President, Worldwide Vegetables. Mr. Schwartz, 44, joined Dole in 1993 as Plant Manager, Dole Fresh Vegetables. He left the company in 1996 and returned in 1998 as Vice President of Manufacturing, Dole Fresh Vegetables. He most recently was Senior Vice President of Operations at Dole Fresh Vegetables, and was promoted to President, Worldwide Vegetables in March 2001. Mr. Schwartz holds a B.S. from Pennsylvania State University.

      Roberta Wieman, Director. Ms. Wieman, 58, joined the Company in 1991 as Executive Assistant to the Chairman of the Board and Chief Executive Officer. She became a Vice President of the Company in 1995. Ms. Wieman has been Executive Vice President of Castle & Cooke, Inc. since August 2001; Vice President and Corporate Secretary of Castle & Cooke, Inc. from April 1996 to August 2001; Corporate Secretary of Castle & Cooke, Inc. from April 1996; and a Director of Flexi-Van Leasing, Inc., which is wholly owned by Mr. Murdock, since August 1996, and Assistant Secretary thereof for more then five years.

      David H. Murdock, Jr. and Justin M. Murdock are sons of David H. Murdock. Otherwise, there is no family relationship between any other officer or director of Dole.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Mr. Murdock, our Chairman and Chief Executive Officer, owns, among other businesses, a transportation equipment leasing company, a private dining club and a private country club, which supply products and provide services to numerous customers and patrons. During fiscal 2002, we paid Mr. Murdock’s companies an aggregate of $4 million of which $1.9 million related to the rental of truck chassis and generator sets.

      Mr. Murdock, a director and executive officer, and Ms. Roberta Wieman, an executive officer, of ours also serve as directors and executive officers of privately-held entities controlled by Mr. Murdock that do not have compensation committees. Any compensation paid by those companies is within the discretion of their respective boards of directors.

Transactions with Castle & Cooke, Inc.

      On December 28, 1995, we distributed to our stockholders all of the common stock of Castle & Cooke, Inc. (“Castle”), our former real estate and resorts operations (the “Distribution”). Following a tender offer and merger, Castle became a private company indirectly wholly-owned by Mr. Murdock. Pursuant to the Distribution, we and Castle each hold a 50% interest in an airplane, which was formerly owned solely by us.

      Under an Aircraft Co-Ownership Agreement, we and Castle agreed that each party would be responsible for the direct costs associated with its use of the airplane, and that all indirect costs would be equally shared. Our and Castle’s proportionate shares of the direct and indirect costs for the aircraft during 2002 were approximately $880,000 and $947,000, respectively. In October 2001, we and Castle entered into an agreement to purchase a replacement aircraft. The co-ownership arrangements for this new aircraft provide that each party is responsible for the direct costs associated with its use of the aircraft, and that all other indirect costs are shared 68% by us and 32% by Castle, based upon the proportionate share of the aircraft owned by the parties. Mr. Murdock reimbursed us for our share of the incremental cost of his use of the existing airplane for personal and for other business usage during 2002 and during the first fiscal quarter of 2003.

      Pursuant to the agreements governing the Distribution, we and Castle paid each other for certain general and administrative services provided during the first fiscal quarter of 2003 and during fiscal 2002, none of which were material. During 2001 and 2002, we also paid Castle approximately $21,000 and $24,000, respectively, pursuant to three eight-year leases commencing in December 1995 for three plots of agricultural land covering approximately 1,600 acres on Oahu, Hawaii. We expect to pay similar annual rents in future years under the leases, subject to changes in property tax payable on such properties. We also paid Castle approximately $48,000 during 2002 for holding various meetings and sales functions at Castle’s Lanai resort hotels. Castle purchases products from us for its retail store and hotels in Hawaii, and also pays us licensing fees pursuant to a long-term trademark license agreement. These transactions, or similar transactions, are expected to continue.

      Part of the financing for the going-private merger transactions included a sale leaseback transaction for one of our aircraft. Castle and Cooke and one of its subsidiaries were a participant in such transactions.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

      We and Solvest, Ltd., a wholly-owned Bermuda subsidiary, are parties to a senior secured credit facility. We and Solvest are referred to in this prospectus as the “Borrowers.” After the repayment of $400.0 million of term loans under the senior secured credit facility that occurred as part of the refinancing transaction, our senior secured credit facility consists of:

•	a $128.8 million five-year “A” term loan facility in U.S. Dollars drawn by Dole;

•	a $296.2 million five and one-half year “B” term loan facility in U.S. Dollars drawn by Solvest;

•	a $150.0 million five-year multicurrency revolving credit facility in U.S. Dollars or Euros available to Solvest, of which up to $50.0 million is available to Dole; and

•	a $150.0 million five-year dollar denominated revolving credit facility in U.S. Dollars available to Dole and Solvest on a several (but not joint) basis.

      Subject to certain exceptions and limitations, the senior secured credit facility has been guaranteed by HoldCo and each of its direct and indirect subsidiaries (other than a given Borrower as to its direct obligations under our senior secured credit facility). None of the non-U.S. subsidiaries of HoldCo are required to guarantee Dole’s obligations under the senior secured credit facility if furnishing that guarantee would give rise to a material adverse tax consequence to HoldCo.

      The senior secured credit facility is secured by a first priority perfected security interest in all tangible and intangible assets now or hereafter owned by the Borrowers or the guarantors under the senior secured credit facility, subject to certain exceptions. The senior credit facility is not and will not be secured by intercompany debt, certain equity interests and certain “principal properties” referred to in the indentures governing our senior notes due 2009 and debentures due 2013.

      The senior secured credit facility requires HoldCo and Dole to meet specified financial tests on an ongoing basis, including a minimum consolidated interest coverage ratio, a maximum leverage ratio, a minimum fixed charge coverage ratio, minimum consolidated EBITDA and maximum capital expenditures. In addition, the senior secured credit facility includes customary representations and warranties, customary events of default (including change of control), and other customary covenants, including covenants that limit HoldCo’s, each Borrower’s and their respective subsidiaries’ ability to:

•	merge with other entities or make acquisitions;

•	create or become subject to liens;

•	incur additional indebtedness;

•	make investments or advances;

•	pay dividends or make distributions;

•	enter into transactions with affiliates;

•	prepay principal of or redeem or repurchase the notes or make amendments to the indenture governing the notes and other material debt; and

•	issue equity interests.

      Interest on outstanding balances under the senior secured credit facility are determined by adding a margin to the base rate, LIBOR rate or Euro rate existing for each interest calculation date. For the revolving credit facility and the A term loan facility, the margin is (x) in the case of base rate loans, 2.25% and (y) in the case of LIBOR and Euro denominated loans, 3.25%, provided that those margins are subject to adjustment under a pricing grid based on the achievement of specified leverage ratios. For the B term loan facility, the interest margin is (x) in the case of base rate loans, 2.75% and (y) in the case of LIBOR and Euro denominated loans, 3.75%. The Borrowers will also pay commitment fees on the unused commitments under the revolving credit facilities based on a percentage of the utilization of such facilities.

      The senior secured credit facility requires the Borrowers to repay term loans and/or reduce the commitments under the revolving credit facilities with 100% of the net proceeds of certain asset sales, the incurrence of certain indebtedness, the sale or issuance of equity interests and certain insurance events. The Borrowers are also required to repay term loans and/or reduce the commitments under the revolving credit facilities with 75% (subject to reduction to lower percentages based on meeting specified leverage tests and so long as no default or event of default exists under the senior secured credit facility) of annual excess cash flow of HoldCo and its subsidiaries.

      The Borrowers may also voluntarily prepay loans under the senior secured credit facility, without premium or penalty, subject to minimum notice and amount requirements.

2009 Notes and 2013 Debentures

      We have outstanding $400 million aggregate principal amount of 8.625% Senior Notes due 2009 and $155 million aggregate principal amount of 8.75% debentures due 2013. The senior notes will mature on May 1, 2009 and the debentures will mature on July 15, 2013. The senior notes are redeemable at any time at a price equal to the sum of 100% of the principal amount of the notes being redeemed, accrued but unpaid interest and a make-whole amount. The debentures are not redeemable prior to their maturity.

      The 2009 Notes and the 2013 Debentures have substantially the same provisions, other than maturity, interest rate and redemption provisions, and have the same senior subordinated guarantees from our domestic subsidiaries that are provided under the original notes and that will be provided under the new notes.

2010 Notes

      We have outstanding $400 million aggregate principal amount of 7 1/4% senior notes due 2010 that were issued in an offering exempt from the registration obligations of the Securities Act under Section 144A and Regulation S of the Securities Act under an indenture dated as of May 29, 2003. The 2010 notes have the same provisions, other than maturity, interest rate and redemption provisions, as the original notes have and that the new notes will have and have the same senior subordinated guarantees from our domestic subsidiaries that are provided under the original notes and that will be provided under the new notes. We have entered into a registration rights agreement pursuant to which we have agreed to exchange the 2010 notes for 2010 notes that have been registered under the Securities Act. We intend to launch the exchange offer for the 2010 notes simultaneously with the exchange offer for the original notes pursuant to this prospectus.

DESCRIPTION OF THE NOTES

      The original notes were, and the new notes will be, issued under an indenture, dated as of March 28, 2003, (the “Indenture”), among the Company, the Guarantors and Wells Fargo Bank, National Association, as Trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the new notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). A copy of the Indenture may be obtained from the Company or the Initial Purchasers. You can find definitions of certain capitalized terms used in this description under “— Certain Definitions.” For purposes of this section, references to the “Company” include only Dole Food Company, Inc. and not its Subsidiaries.

      The original notes are, and the new notes will be, senior unsecured obligations of the Company, ranking pari passu in right of payment with all senior unsecured obligations of the Company, including the 2010 Notes and the Existing Notes. The original notes are, and the new notes will be, effectively subordinated to all existing and future secured debt of the Company, including its obligations under the Credit Agreement, to the extent of the assets securing such debt. After giving effect to the going-private merger transactions and the refinancing transaction, on a pro forma basis, at March 22, 2003, the aggregate amount of the Company’s outstanding secured debt and other structurally senior debt would have been approximately $556.3 million.

      The form and terms of the new notes are the same in all material respects as the form and terms of the original notes, except that the new notes will have been registered under the Securities Act and therefore will not bear legends restricting their transfer. The original notes have not been registered under the Securities Act and are subject to certain transfer restrictions.

      The Company will issue the new notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the new notes. The new notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the new notes (the “Holders”). The Company will pay principal (and premium, if any) on the new notes to the Trustee by wire transfer of immediately available funds. Any original notes that remain outstanding after the completion of the Exchange Offer, together with the new notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

      The original notes and new notes will mature on March 15, 2011. $475.0 million in aggregate principal amount of the original notes were originally issued. Additional notes may be issued from time to time, subject to the limitations set forth under “— Certain Covenants — Certain Covenants Before and After the Existing Notes Remain Outstanding — Limitation on Incurrence of Additional Indebtedness.” Interest on the original notes and new notes will accrue at the rate of 8 7/8% per annum and will be payable semiannually in cash on each March 15 and September 15, commencing on September 15, 2003, to the persons who are registered Holders at the close of business on the March 1 and September 1 immediately preceding the applicable interest payment date. Interest on the original notes and new notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The original notes are not and the new notes will not be entitled to the benefit of any mandatory sinking fund.

      Optional Redemption. Except as described below, the notes are not redeemable before March 15, 2007. Thereafter, the Company may redeem the notes at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on March 15 of the year set forth below:

Year	Percentage

2007	104.438%
2008	102.219%
2009 and thereafter	100.000%

      In addition, the Company must pay accrued and unpaid interest on the notes redeemed.

      Optional Redemption Upon Equity Offerings. At any time, or from time to time, on or prior to March 15, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the notes issued under the Indenture at a redemption price of 108.875% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

(1) at least 65% of the principal amount of notes initially issued under the Indenture remains outstanding immediately after any such redemption; and

(2) the Company makes such redemption not more than 90 days after the consummation of any such Equity Offering.

      “Equity Offering” means any public or private sale or issuance of Qualified Capital Stock of Holdings or the Company; provided that, in the event of an Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the net cash proceeds of such Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the notes to be redeemed pursuant to the preceding paragraph.

Selection and Notice of Redemption

      In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

(2) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

      No notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, then the notice of redemption that relates to such note must state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Senior Subordinated Guarantees

      The Guarantors have jointly and severally guaranteed the Company’s obligations under the Indenture and the original notes on a senior subordinated basis and will also guaranty the Company’s obligations under the new notes on a senior subordinated basis (collectively, the “Guarantees”). Each Guarantee will be subordinated in right of payment to Guarantor Senior Debt and will rank pari passu with all senior subordinated indebtedness of the applicable Guarantor, including the 2010 Note Guarantees and the Existing Note Guarantees. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting (after giving effect to all Guarantor Senior Debt of the respective

Guarantor) a fraudulent conveyance or fraudulent transfer under applicable law. The Guarantors have guaranteed on a senior secured basis all obligations of the Company under the Credit Agreement. See “Description of Other Indebtedness — New Senior Secured Credit Facility.”

      Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation, or with or to other Persons upon the terms and conditions set forth in the Indenture. See “— Certain Covenants — Certain Covenants Before and After the Existing Notes Remain Outstanding — Merger, Consolidation and Sale of Assets.” In the event all of the Capital Stock of a Guarantor is sold by the Company and the sale complies with the provisions of clauses (1) and (2) of the first paragraph set forth in “— Certain Covenants — Certain Covenants Before and After the Existing Notes Remain Outstanding — Limitation on Asset Sales,” the Guarantor’s Guarantee will be released. In addition, if the Company designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture, the Guarantee of such Guarantor will be released.

Subordination of the Guarantees

      The payment by the Guarantors of all Obligations on or relating to the Guarantees is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations on Guarantor Senior Debt (including all Obligations with respect to the Credit Agreement). Notwithstanding the foregoing, payments and distributions made relating to the Guarantees pursuant to the trust described under “— Legal Defeasance and Covenant Defeasance” shall not be so subordinated in right of payment so long as the payments into the trust were made in accordance with the requirements described under “— Legal Defeasance and Covenant Defeasance” and did not violate the subordination provisions when they were made.

      The holders of Guarantor Senior Debt will be entitled to receive payment by the Guarantors in full in cash or Cash Equivalents of all Obligations due in respect of Guarantor Senior Debt (including interest accruing after the commencement of any bankruptcy or other like proceeding at the rate specified in the applicable Guarantor Senior Debt, whether or not such interest is an allowed claim in any such proceeding) before the Holders of original notes or new notes will be entitled to receive any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Guarantees in the event of any distribution to creditors of the Guarantors:

(1) in a total or partial liquidation, dissolution or winding up of the Guarantors;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Guarantors or their respective properties;

(3) in an assignment for the benefit of creditors; or

(4) in any marshalling of the Guarantors’ respective assets and liabilities.

      The Guarantors also may not make any payment or distribution of any kind or character with respect to any Obligations on, or relating to, the Guarantees or acquire any original notes or new notes for cash or property or otherwise if:

(1) a payment default on any Guarantor Senior Debt occurs and is continuing; or

(2) any other default occurs and is continuing on Guarantor Designated Senior Debt that permits holders of the Guarantor Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Representative of any Guarantor Designated Senior Debt.

      Payments on and distributions with respect to any Obligations on, or with respect to, the Guarantees may and shall be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, the earliest of (x) the date on which all nonpayment defaults are cured or waived (so long as no other event of default exists), (y) 180 days after the date on which the applicable Payment Blockage Notice is received or (z) the date on which the Trustee receives notice from the Representative for such Guarantor Designated Senior Debt rescinding the Payment Blockage Notice, unless the maturity of any Guarantor Designated Senior Debt has been accelerated.

      No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of delivery of such initial Payment Blockage Notice that in either case would give rise to a default pursuant to any provisions under which a default previously existed or was continuing shall constitute a new default for this purpose).

      The Guarantors must promptly notify holders of Guarantor Senior Debt or their Representative if payment of the notes and related Guarantees is accelerated because of an Event of Default; provided that any failure to give such notice shall have no effect whatsoever on the subordination provisions described herein.

      As a result of the subordination provisions described above in the event of a bankruptcy, liquidation or reorganization of any Guarantor, Holders of the notes may recover less ratably than creditors of such Guarantor who are holders of Guarantor Senior Debt. See “Risk Factors — The guarantees of the original notes or new notes are subordinated to the guarantors’ existing and future senior obligations.”

      After giving effect to the going-private merger transactions and the refinancing transaction, on a pro forma basis, at March 22, 2003, the aggregate amount of Guarantor Senior Debt and other structurally senior debt outstanding would have been approximately $556.3 million.

Holding Company Structure

      The Company is significantly dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. In addition, the claims of the Holders are subject to the prior payment of all liabilities (whether or not for borrowed money) and to any preferred stock interest of its Restricted Subsidiaries that are not Guarantors. There can be no assurance that, after providing for all prior claims, there would be sufficient assets available from the Company and its Subsidiaries to satisfy the claims of the Holders of original notes or new notes.

Change of Control

      Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

      Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

      Prior to the mailing of the notice referred to above, but in any event within 30 days following any Change of Control, the Company covenants to:

(1) repay in full all Obligations, and terminate all commitments, under the Credit Agreement and all other Guarantor Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full all Obligations, and terminate all commitments under, the Credit Agreement and all other such Guarantor Senior Debt and to repay the Indebtedness owed to (and terminate the commitments of) each lender which has accepted such offer; or

(2) obtain the requisite consents under the Credit Agreement and all other Guarantor Senior Debt to permit the repurchase of the notes as provided below.

      The Company shall first comply with the covenant in the immediately preceding paragraph before it shall be required to either repurchase notes or send the notice pursuant to the provisions described above. The Company’s failure to comply with the covenant described in the immediately preceding paragraph (and any failure to send the notice referred to in the second preceding paragraph as a result of the prohibition in the preceding paragraph) may (with notice and lapse of time) constitute an Event of Default described in clause (3), but shall not constitute an Event of Default described in clause (2), under “— Events of Default” below.

      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

      If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

      A Change of Control will be an event of default under the Credit Agreement, upon which event all amounts outstanding under the Credit Agreement shall, unless otherwise agreed by the required lenders thereunder, become due and payable. There can be no assurance that in the event of a Change of Control the Company will be able to obtain the necessary consents from the lenders under the Credit Agreement to waive such default or consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the applicable Change of Control purchase price when due would result in an Event of Default and would give the Trustee and the Holders of the notes the rights described under “— Events of Default.”

      Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder’s right to receive and accept a Change of Control Offer upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

Certain Covenants Before and After the Existing Notes Remain Outstanding

      Set forth below are summaries of certain covenants contained in the Indenture that will apply at all times so long as the notes remain outstanding.

      Limitation on Incurrence of Additional Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary of the Company that is not or will not, upon such incurrence, become a Guarantor may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

      (b) Notwithstanding the preceding paragraph above, the Company will not incur any Indebtedness if such Indebtedness is by its terms subordinate or junior in right of payment to any other Indebtedness of the Company, unless such Indebtedness is also by its terms made subordinate or junior in right of payment to the notes to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company.

      Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock;

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

(3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled redemption or repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

(4) make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”) if at the time of such Restricted Payment or immediately after giving effect thereto,

(i) a Default or an Event of Default shall have occurred and be continuing; or

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with paragraph (a) of the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

(v) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned during the period commencing on and including March 23, 2003 and ending on the last day of the most recent fiscal quarter for which financial information is available to the Company (treating such period as a single accounting period); plus

(w) 100% of the aggregate net cash proceeds and the fair market value (as determined in good faith by the Board of Directors of the Company) of any asset or property other than cash received by the Company from any Person (other than a Subsidiary of the Company) as a contribution to capital or from the issuance and sale subsequent to the Issue Date and on or prior to the date such Restricted Payment is made of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock until such debt security has been converted into, or exchanged for, Qualified Capital Stock); plus

(x) without duplication of any amounts included in clause (iii)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock (excluding, in the case of clauses (iii)(w) and (x), any net cash proceeds from an Equity Offering to the extent used to redeem the notes in compliance with the provisions set forth under “— Redemption — Optional Redemption Upon Equity Offerings”); plus

(y) without duplication, the sum of:

(1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(2) the net cash proceeds and the fair market value (as determined in good faith by the Board of Directors of the Company) of any asset or property other than cash received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company); and

(3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

      provided, however, the amounts included in clauses (1), (2) and (3) above shall not be included in “Consolidated Net Income” for purposes of clause (iii)(v) above; plus

(z) $35.0 million.

      Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

(2) the acquisition of any shares of Capital Stock of the Company either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3) the repurchase, redemption or other payment or an acquisition of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company for cash or (b) Refinancing Indebtedness;

(4) so long as no Default or Event of Default shall have occurred and be continuing, dividends or distributions to Holdings to permit it to repurchase Common Stock of Holdings or purchases by the Company of Common Stock of Holdings from employees of Holdings or the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $2.0 million in any calendar year;

(5) loans, advances, dividends or distributions by the Company to Holdings not to exceed an amount necessary to permit Holdings to pay any costs (including, without limitation, all professional fees and expenses) incurred to comply with its reporting obligations under federal or state laws in connection with the Credit Agreement or any other agreement or instrument relating to Indebtedness of Holdings, the Company or any Restricted Subsidiary, or otherwise incurred in connection with compliance with applicable laws or applicable rules of any governmental, regulatory or self-regulatory body or stock exchange, including in respect of reports filed with respect to the Securities Act, the Exchange Act or the respective rules and regulations promulgated thereunder and, for so long as Holdings’ primary business is to hold the Capital Stock of the Company, all other costs incurred by Holdings relating to Holdings’ ownership of the Capital Stock of the Company;

(6) payments by the Company to Holdings to pay (x) any taxes, charges or assessments (other than federal, state and local income taxes and withholding imposed on payments made by Holdings) required to be paid by Holdings by virtue of its being incorporated or having capital stock outstanding (but not by virtue of owning stock or other equity interests of any corporation other than the Company or any of its Subsidiaries), or being a holding company parent of the Company or receiving actual or, in the case of Subsidiaries of the Company, deemed dividends from or other distributions in respect of the stock of the Company or any of its Subsidiaries, or having guaranteed any obligations of the Company or any Subsidiary, or having made any payment in respect of any of the items for which the Company is permitted to make payments to Holdings pursuant to this covenant or (y) any other federal, state, foreign, provincial or local taxes for which Holdings is liable up to an amount not to exceed with respect to any such taxes the total amount of such taxes which the Company would have been required to pay on a separate company basis or on a consolidated basis if the Company had filed a consolidated return on behalf of an affiliated group (as defined in Section 1504 of the Internal Revenue Code of 1986, as amended, or an analogous provision of state, local or foreign law) of which it were the common parent, or with respect to state and local taxes, on a combined basis if the Company had filed a combined return on behalf of an affiliated group of which it were a member;

(7) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of the Company pursuant to provisions requiring the Company to offer to purchase, redeem, defease or otherwise acquire or retire for value such Subordinated Indebtedness upon the occurrence of a “change of control” as defined in the agreements or instruments governing such Subordinated Indebtedness; provided, however, that the Company has made a Change of Control Offer and has purchased all notes tendered in connection with such Change of Control Offer;

(8) repurchase of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of those options;

(9) payments to the Dole Food Company Inc. Excess Savings Plan or any trust established with respect to the Dole Food Company Inc. Excess Savings Plan; and

(10) payments made to the holders of Capital Stock in any Person that is merged or consolidated with or into the Company or any Restricted Subsidiary pursuant to any merger, consolidation or sale of assets effected in accordance with the “Merger, Consolidation and Sale of Assets” covenant; provided, however, that no such payment may be made pursuant to this clause (10) unless, after giving pro forma effect to such transaction, and the incurrence of any Indebtedness in connection with such transaction and the use of the proceeds from such transaction, the Company would be able to incur $1.00 of additional Indebtedness under paragraph (a) of the “Limitation on Incurrence of Additional Indebtedness” covenant.

      In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the second preceding paragraph, amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a) and (4) of the immediately preceding paragraph shall be included in such calculation.

      Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors);

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash, Cash Equivalents or Replacement Assets and shall be received at the time of such disposition; provided that:

(a) the amount of any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the notes or any Guarantee of a Guarantor) that are assumed by the transferee of any such assets, and

(b) the fair market value of any securities or other assets received by the Company or any such Restricted Subsidiary in exchange for any such assets that are converted into cash within 180 days after such Asset Sale, shall be deemed to be cash for purposes of this provision; and

(3) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof (provided that if the Company or such Restricted Subsidiary, as the case may be, has entered into an agreement in definitive form to so apply such Net Cash Proceeds, the transaction contemplated by such agreement must be consummated within the later of such 365 day period and 120 days from the date of the execution of such agreement) either:

(a) to repay any Obligations under the Credit Agreement or any Guarantor Senior Debt and, in the case of any such Indebtedness under a revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility;

(b) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets (including Capital Stock) that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”); and/or

(c) a combination of repayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

      Pending the final application of such Net Cash Proceeds, the Company may temporarily reduce borrowings under the Credit Agreement or any other revolving credit facility, if any. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph, or, in the event that a definitive agreement has been entered into prior to such 366th day pursuant to which the Net Cash Proceeds are to be applied, on the later of the 366th day and the 121st day after the execution of such agreement (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) to all Holders and, to the extent required by the terms of any Pari Passu Debt, an offer to purchase to all holders of such Pari Passu Debt, on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net

Proceeds Offer Trigger Date, from all Holders (and holders of any such Pari Passu Debt) on a pro rata basis, that amount of notes (and Pari Passu Debt) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the notes (and Pari Passu Debt) to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder as of the date of such conversion or disposition and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

      The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $15.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $15.0 million, shall be applied as required pursuant to this covenant).

      In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “— Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

      In the event the Company or any of its Restricted Subsidiaries consummate a single Asset Sale for which the Company or its Restricted Subsidiaries receive aggregate consideration at the time of such Asset Sale in excess of $100.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such Asset Sale to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

      Notwithstanding the first two paragraphs of this covenant, the Company and its Restricted Subsidiaries will be permitted to enter into and consummate an Asset Swap without complying with such paragraphs to the extent that:

(1) at the time of entering into such Asset Swap or immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof, and

(2) in the event that such Asset Swap involves an aggregate amount in excess of $10.0 million, a majority of the members of the Board of Directors of the Company shall have approved the terms of such Asset Swap and determined that the consideration received in such Asset Swap is at least equal to the fair market value of the assets disposed of in such Asset Swap.

      Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender notes and holders of Pari Passu Debt properly tender such Indebtedness in an amount exceeding the Net Proceeds Offer Amount, the tendered notes and Pari Passu Debt will be purchased on a pro rata basis based on aggregate amounts of notes and Pari Passu Debt tendered (and the Trustee shall select the tendered notes of tendering Holders on a pro rata basis based on the amount of notes tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. If any Net Cash Proceeds remain after the consummation of any Net Proceeds Offer, the Company may use those Net Cash Proceeds for any purpose not otherwise prohibited by the Indenture without regard to this covenant. Upon completion of each Net Proceeds Offer, the Net Proceeds Offer Amount will be reset at zero.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

      Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock;

(2) make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except in each case for such encumbrances or restrictions existing under or by reason of:

(a) applicable law or any rule, regulation or order;

(b) the Indenture, the original notes, the new notes, the Guarantees, the Existing Notes and the Existing Note Guarantees;

(c) customary non-assignment provisions or restrictions on cash or other deposits and net worth covenants contained in any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company;

(d) any agreement or instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) agreements or instruments existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date, including the Existing Notes Indenture;

(f) the Credit Agreement;

(g) an agreement governing Guarantor Senior Debt permitted to be incurred under the Indenture (other than Guarantor Senior Debt under, or with respect to, the Credit Agreement); provided that, with respect to any agreement governing such Guarantor Senior Debt, the provisions relating to such encumbrance or restriction are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in its reasonable and good faith judgment than the provisions contained in the Credit Agreement as in effect on the Issue Date;

(h) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(i) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(j) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(k) other Indebtedness of Restricted Subsidiaries that are not Guarantors permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date in accordance with the covenant described under “— Limitation on Incurrence of Additional Indebtedness”; provided, however, that the Board of Directors of the Company determines in good faith at the time such dividend and other payment restrictions are created that such dividend and other payment restrictions do not materially adversely affect the Company’s ability to pay principal of, and interest on, the notes;

(l) purchase money obligations (including any Capitalized Lease Obligations) relating to property acquired in the ordinary course of business;

(m) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described under the caption “— Certain Covenants While the Existing Notes Remain Outstanding — Limitation Upon Liens” and “— Certain Covenants After the Existing Notes Do Not Remain Outstanding — Limitation on Liens” (including Permitted Liens) that limit the right of the debtor to dispose of the assets subject to such Liens; and

(n) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e) and (g) through (m) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are not in the aggregate materially less favorable to the Company as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b),(d), (e) and (g) through (m).

      Limitation on Issuance of Preferred Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company that is not a Guarantor.

      Prohibition on Incurrence of Senior Subordinated Guarantees. The Company will not permit any Restricted Subsidiary that is a Guarantor to incur or suffer to exist Indebtedness that is senior in right of payment to such Guarantor’s Guarantee and subordinate in right of payment to any other Indebtedness of such Guarantor.

      Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) the Company shall be the surviving or continuing corporation; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to paragraph (a) of the “Limitation on Incurrence of Additional Indebtedness” covenant;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4) the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

      For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

      Notwithstanding the foregoing clauses (1), (2) and (3), the Company may merge with an Affiliate that is a Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing the Company in another jurisdiction.

      The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes with the same effect as if such surviving entity had been named as such.

      Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of the “Limitation on Asset Sales” covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee, the Indenture and the Registration Rights Agreement;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (2) of the first paragraph of this covenant.

      Any merger or consolidation of a Restricted Subsidiary with and into the Company (with the Company being the surviving entity) or another Guarantor need only comply with clause (4) of the first paragraph, or clause (1) of the fifth paragraph, as the case may be, of this covenant.

      Limitations on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under the third paragraph below or (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

      All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments with a fair market value in excess of $7.5 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $20.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

      The restrictions set forth in this covenant shall not apply to:

(1) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(3) any agreement, or any arrangement the terms of which have been disclosed prior to the Issue Date in this prospectus, as in effect as of the Issue Date or any amendment or replacement agreement thereto or any transaction contemplated thereby (including pursuant to any amendment or replacement agreement thereto) so long as any such amendment or replacement agreement taken as a whole is not materially more disadvantageous to the Holders than the original agreement as in effect on the Issue Date;

(4) payments and Investments permitted by the Indenture;

(5) the payment of fees and expenses incurred in connection with the consummation of the going-private merger transactions;

(6) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise (other than issuances, payments, awards or grants to David H. Murdock) pursuant to, or the funding of, employment arrangements, employee stock options and employee stock ownership plans approved by the applicable Board of Directors;

(7) loans or advances to employees in the ordinary course of business of the Company or any of its Restricted Subsidiaries consistent with past practice;

(8) transactions with customers, clients, vendors, suppliers or other purchasers or sellers of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the Indenture;

(9) any transaction on arm’s-length terms with any non-Affiliate that becomes an Affiliate as a result of such transaction;

(10) purchases and sales of product and raw materials, insurance arrangements and payments, all of the foregoing in the ordinary course of business consistent with past practice or as may be necessary to accommodate legal, regulatory or other changes in the business of the Company and its Restricted Subsidiaries;

(11) employment agreements and similar arrangements with employees and independent contractors other than David H. Murdock;

(12) the issuance and sale of Qualified Capital Stock; and

(13) payments made pursuant to the following conditions: if the Company is to file consolidated federal income tax returns with Holdings or combined or unitary state income tax returns with Holdings, the Company may enter into a tax sharing agreement with Holdings and may pay to Holdings amounts when due and payable pursuant to such tax sharing agreement in respect of amounts of tax due with respect to such consolidated, combined or unitary returns and any additional taxes due from time to time as a result of any audit thereof, as the case may be, in each case in an amount not to exceed the amount of tax that the Company would have been obligated to pay to the appropriate taxing authority if the Company and its Subsidiaries had filed a hypothetical separate consolidated, combined or unitary return for the then current year and all prior years ending after the Issue Date.

      Limitation of Guarantees by Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries that is not a Guarantor, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any other Restricted Subsidiary of the Company (other than: (1) Indebtedness or other obligations under the Credit Agreement; (2) Permitted Indebtedness of a Restricted Subsidiary of the Company; (3) Indebtedness under Currency Agreements in reliance on clause (5) of the definition of Permitted Indebtedness; or (4) Interest Swap Obligations incurred in reliance on clause (4) of the definition of Permitted Indebtedness), unless, in any such case, such Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a senior subordinated guarantee of payment of the notes by such Restricted Subsidiary. Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon: the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to this paragraph; if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or any sale or other disposition (by merger or otherwise) to any Person which is not a Restricted Subsidiary of the Company of all of the Company’s Capital Stock in, or all or substantially all of the assets of, such Restricted Subsidiary; provided that (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture and (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

      Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any Domestic Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary and that is not a Guarantor, or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another Domestic Restricted Subsidiary that is a Wholly Owned Restricted Subsidiary, in either case, after giving effect to such transfer or other such event, having total assets with a book value in excess of $2.5 million, then such transferee or acquired or other Restricted Subsidiary shall, within 15 Business Days of such organization, acquisition or investment:

(1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee on a senior subordinated basis all of the Company’s obligations under the notes and the Indenture on the terms set forth in the Indenture (provided that such Guarantee shall be limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law); and

(2) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture (until released from its Guarantee in accordance with the terms of the Indenture).

      Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are currently engaged on the Issue Date or which are contemplated in this prospectus except to such extent as is not material to the Company and its Restricted Subsidiaries taken as a whole, or with respect to businesses acquired by the Company or its Restricted Subsidiaries that are intended to be disposed of within a reasonable time after the acquisition thereof.

      Payments for Consent. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

      Reports to Holders. The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish the Holders of notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries ( including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

      In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file electronically via the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system or any successor system maintained by the Commission a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

      Capital Call Agreement. The Company agrees that to the extent that it receives any net cash proceeds pursuant to the terms of the Capital Call Agreement to which it is entitled thereunder with respect to the four full fiscal quarter period commencing on March 23, 2003, it will use such net cash proceeds to repay Indebtedness, as described in the following paragraph, in compliance with the Capital Call Agreement.

      Pursuant to the Capital Call Agreement, David H. Murdock has agreed that, if necessary, he or certain of his affiliates will contribute to the Company additional cash common equity, which we will use to repay Indebtedness under the Credit Agreement. The amount of such contribution shall be equal to the lesser of

$50 million and an amount necessary to reduce our consolidated leverage ratio (as defined in the Capital Call Agreement) to 4.65 to 1.0 for the four full fiscal quarter period commencing on March 23, 2003.

Certain Covenants While the Existing Notes Remain Outstanding

      Set forth below are summaries of certain covenants contained in the Indenture that will apply to the original and new notes at all times so long as the Existing Notes remain outstanding or in the event that the requisite consents from the holders of the Existing Notes have not been received to have the obligations of the Company released with respect to the covenants comparable to those described below in the Existing Notes Indenture. Notwithstanding the foregoing, the following covenants shall not apply to the original and new notes if the comparable covenants are no longer applicable as a result of defeasance under the terms of the Existing Notes Indenture.

      Limitation Upon Liens. The Company will not itself, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable for or suffer to exist any Indebtedness secured by a Lien on (i) any Principal Property of the Company or any Restricted Subsidiary or (ii) any shares of capital stock or Indebtedness of any Restricted Subsidiary (which Indebtedness is then held by the Company or any Restricted Subsidiary), without effectively providing that the original and new notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary then existing or thereafter created which is not Subordinated Funded Debt) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured Indebtedness, so long as such secured Indebtedness shall be so secured, unless immediately thereafter, after giving effect thereto, the aggregate amount of all such secured Indebtedness plus all Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale and Leaseback Transactions (but excluding leases exempt from the prohibition of clauses (2) through (6) of the “Limitation Upon Sale and Leaseback Transactions” covenant described below) would not exceed 10% of Net Tangible Assets; provided, however, that this covenant shall not apply to, and there shall be excluded from secured Indebtedness in any computation under this covenant, Indebtedness secured by:

(1) Liens on, and limited to, property of or shares of capital stock or Indebtedness of any corporation existing at April 30, 2002 or at the time such corporation becomes a Restricted Subsidiary;

(2) Liens in favor of the Company or any Restricted Subsidiary;

(3) Liens in favor of any governmental body to secure progress, advance or other payments pursuant to any contract or provision of any statute;

(4) (i) if made in the ordinary course of business, any Lien as security for the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money or the securing of Indebtedness, or (ii) any Lien with any governmental agency required or permitted to qualify the Company or any Restricted Subsidiary to conduct business, to maintain self-insurance or to obtain the benefits of any law pertaining to workmen’s compensation, employment insurance, old age pensions, social security or similar matters;

(5) Liens for taxes, assessments or governmental charges or levies if such taxes, assessments, governmental charges or levies shall not at the time be due and payable, or if the same thereafter can be paid without penalty, or if the same are being contested in good faith by appropriate proceedings;

(6) Liens created by or resulting from any litigation or legal proceeding which at the time is currently being contested in good faith by appropriate proceedings, or Liens arising out of judgments or awards as to which the time for prosecuting an appeal or proceeding for review has not expired;

(7) Liens on, and limited to, property (including leasehold estates) or shares of capital stock or Indebtedness, existing at the time of acquisition thereof (including acquisition through merger or consolidation) or to secure the payment of all or any part of the purchase price thereof or construction thereon or to secure any Indebtedness incurred prior to, at the time of, or within 120 days after the latest of the acquisition, the completion of construction or the commencement of full operation of such property for the purpose of financing all or any part of the purchase price thereof or construction thereon;

(8) Liens securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia, to finance the acquisition or construction or development of property, and on which the interest is not, in the opinion of tax counsel of recognized standing or in accordance with a ruling issued by the Internal Revenue Service, includible (in whole or in part) in gross income of the holder by reason of Section 103(a)(1) of the Internal Revenue Code (or any successor to such provision) as in effect at the time of the issuance of such obligations;

(9) Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; or

(10) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (1) through (9), to the extent the Indebtedness secured by such Lien is not increased from the amount originally so secured, provided that such extension, renewal or replacement Lien shall be limited to all or a part of the same property or shares of capital stock or Indebtedness that secured the Lien extended, renewed or replaced (plus improvements on such property).

      Limitation Upon Sale and Leaseback Transactions. Except as hereinafter provided, the Company will not itself, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction; provided, however, that this covenant shall not apply to any Sale and Leaseback Transaction if:

(1) the Company or such Restricted Subsidiary could create Indebtedness secured by a Lien pursuant to the “Limitation Upon Liens” covenant described under “— Certain Covenants While the Existing Notes Remain Outstanding,” excluding from secured Indebtedness in any computation under that covenant Indebtedness secured by Liens of the type described in clauses (1) through (10) thereof, on the Principal Property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the Existing Notes and the notes, or

(2) the Company or a Restricted Subsidiary, within 180 days after the sale or transfer shall have been made by the Company or by a Restricted Subsidiary, applies an amount equal to the greater of the net proceeds from the sale of the Principal Property leased pursuant to such arrangement or the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined in any manner approved by the applicable Board of Directors) to either (x) the retirement of Senior Funded Debt of the Company or Funded Debt of a Restricted Subsidiary; provided, however, that notwithstanding the foregoing, no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision, or (y) the purchase of other property which will constitute Principal Property of the Company or its Restricted Subsidiaries having a fair market value, in the opinion of the Board of Directors of the Company, at least equal to the fair market value of the Principal Property leased in such Sale and Leaseback Transaction, or

(3) the lease in such Sale and Leaseback Transaction is for a period, including renewals, of no more than three years, or

(4) the lease in such Sale and Leaseback Transaction secures or relates to obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia, to finance the acquisition or construction of property, and on which the interest is not, in the opinion of tax counsel of recognized standing or in accordance with a ruling issued by the Internal Revenue Service, includible (in whole or in part) in gross income of the holder by reason of Section 103(a)(1) of the Internal Revenue Code (or any successor to such provision) as in effect at the time of the issuance of such obligations, or

(5) the lease payment obligation is created in connection with a project financed with, and such obligation constitutes, a Nonrecourse Obligation, or

(6) such arrangement is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

      For purposes of the covenants set forth under the heading “Certain Covenants While the Existing Notes Remain Outstanding,” the following terms have the following meanings:

      “Attributable Debt” means, as to any particular lease under which the Company or any Restricted Subsidiary is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid under that lease during its remaining term (including any period for which the lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per year equal to the weighted average interest rate per year borne by the Existing Notes compounded semiannually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to that period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under the lease subsequent to the first date upon which it may be so terminated.

      “Funded Debt” means (i) all Indebtedness of the Company and the Restricted Subsidiaries maturing on, or renewable or extendible at the option of the obligor to, a date more than one year from the date of the determination thereof that is or would be classified as long-term debt on a balance sheet prepared in accordance with generally accepted accounting principles (including Indebtedness under any revolving credit arrangement with banks), (ii) guarantees, direct or indirect, and other contingent obligations of the Company and the Restricted Subsidiaries in respect of, or to purchase or otherwise acquire or be responsible or liable for (through the investment of funds or otherwise), any Indebtedness of others (but not including contingent liabilities on customers’ receivables sold with recourse) and (iii) amendments, renewals, extensions and refunding of any such Indebtedness.

      “Indebtedness” means, with respect to any Person, every obligation of such Person for money borrowed or evidenced by bonds, debentures, notes or other similar instruments, whether or not for money borrowed or given in connection with the acquisition of any business, properties or assets, including securities.

      “Lien” means, with respect to any property or assets, any mortgage, pledge, security interest, lien, conditional sale or other title retention agreement or other similar encumbrance.

      “Net Tangible Assets” means the net book value of all assets of the Company and the Restricted Subsidiaries, excluding any amount carried as assets for shares of capital stock held in treasury, debt discount and expense, investments in and advances to Subsidiaries other than Restricted Subsidiaries, goodwill, patents and trademarks, less all liabilities of the Company and of the Restricted Subsidiaries (except Funded Debt, minority interests in Restricted Subsidiaries, deferred taxes and general contingency reserves of the Company and of the Restricted Subsidiaries), all as determined on a consolidated basis in accordance with generally accepted accounting principles.

      “Nonrecourse Obligation” means indebtedness or lease payment obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any of the Company’s Restricted Subsidiaries or (ii) the financing of a project involving the development or expansion of the Company’s properties or any properties of the Restricted Subsidiaries, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company’s general corporate funds or the general corporate funds of any of the Restricted Subsidiaries or any of the Company’s assets or any assets of the Restricted Subsidiaries other than the assets that were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and funds generated by such assets or project) except pursuant to a covenant to pay to such obligee or to the obligor of such indebtedness or obligation an amount equal to all or a portion of the amount of any dividends received from such obligor within the previous twelve months.

      “Principal Property” means any manufacturing plant or processing facility, including the equipment constituting a part thereof, which is located within the United States or its territories or possessions, of the Company or a Restricted Subsidiary, having a net book value exceeding 1% of Net Tangible Assets.

      “Restricted Subsidiary” means any Subsidiary of the Company, other than any Subsidiary that is engaged primarily in the management, development and sale or financing of real property.

      “Sale and Leaseback Transaction” of any Person means an arrangement with any bank, insurance company or other lender or investor, or to which any such bank, company, lender or investor is a party, providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property that has been or is to be sold or transferred more than 180 days after the latest of the acquisition, completion of construction or commencement of full operation by the Company or any Restricted Subsidiary to such bank, insurance company, lender or investor, or to any Person to whom funds have been or are to be advanced by such bank, insurance company, lender or investor on the security of such Principal Property.

      “Senior Funded Debt” means all Funded Debt except Subordinated Funded Debt.

      “Subordinated Funded Debt” means any of the Company’s unsecured Funded Debt that is expressly made subordinate and junior in rank and right of payment to the Existing Notes and the original and new notes in the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings relative to the Company or the Company’s creditors, as such, or to the Company’s property, or in the event of any proceedings for the Company’s voluntary liquidation, dissolution or other winding up, whether or not involving insolvency or bankruptcy.

      “Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock that ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

Certain Covenant After the Existing Notes Do Not Remain Outstanding

      Set forth below is a summary of a covenant contained in the Indenture that will apply to the original notes and the new notes after the Existing Notes no longer remain outstanding or in the event that the requisite consents from the holders of Existing Notes have been received to have the obligations of the Company released with respect to the covenants comparable to those in the Existing Notes Indenture described above under “— Certain Covenants While the Existing Notes Remain Outstanding.” In addition, the following covenant shall apply to the original and new notes if the comparable covenants described above are no longer applicable as a result of defeasance under the terms of the Existing Notes Indenture.

      Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(1) in the case of Liens securing Subordinated Indebtedness, the original and new notes or the Guarantee of such Guarantor, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

(2) in all other cases, the original and new notes or the Guarantee of such Guarantor, as the case may be, are equally and ratably secured by a Lien on such property, assets, proceeds, income or profits.

Events of Default

      The following events are defined in the Indenture as “Events of Default”:

(1) the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

(2) the failure to pay the principal of any notes when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 45 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the “Certain Covenants Before and After the Existing Notes Remain Outstanding — Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated (in each case with respect to which the 30-day period described above has elapsed), aggregates $25.0 million or more at any time; provided that if such failure to pay shall be remedied, waived or extended within 30 days of receipt by the Company or such Restricted Subsidiary of notice of such acceleration, then any Default or Event of Default hereunder shall be deemed likewise to be remedied, waived or extended without further action by the Company;

(5) one or more judgments in an aggregate amount in excess of $25.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; provided, however, that the rendering of any such judgment(s) shall not be an Event of Default under this clause (5) unless (i) the Company and its Restricted Subsidiaries which are subject to the order, as of the date of the issuance of such judgment(s), have at least $25.0 million in net assets located in such court’s jurisdiction or (ii) a final and non-appealable order enforcing such judgment(s) is entered by a court of competent jurisdiction in a jurisdiction where the Company and its Restricted Subsidiaries subject to the order, as of the date of the entry of such order of enforcement, have at least $25.0 million in net assets located in such jurisdiction;

(6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

(7) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor that is a Significant Subsidiary denies its liability under its Guarantee (other than by reason of release of such Guarantor in accordance with the terms of the Indenture).

      If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a

“notice of acceleration” (the “Acceleration Notice”), and upon proper delivery of such Acceleration Notice, the same:

(1) shall become immediately due and payable; or

(2) if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or 5 business days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing.

      If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

      The Indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived.

      No such rescission shall affect any subsequent Default or impair any right consequent thereto.

      The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

      Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

      Under the Indenture, the Company is required to provide an Officers’ Certificate to the Trustee promptly upon any such Officer obtaining knowledge of any Default or Event of Default (provided that such Officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No past, present or future director, officer, employee, incorporator, agent, stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. No past, present or future director, officer, employee, incorporator, agent, stockholder or Affiliate of any of the Guarantors, as such, shall have any liability for any obligations of the Guarantors under the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes and Guarantees by accepting a note and a Guarantee waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the notes and the Guarantees. Such waiver may not be effective to waive liabilities under the federal securities law and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

      The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “— Events of Default” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant

Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to fund the deposit referred to in clause (1) above);

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings), the Credit Agreement or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

      Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

(1) either:

(a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the Indenture by the Company; and

(3) the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

      From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including (a) curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect, (b) providing for uncertificated notes in addition to or in place of certificated notes, (c) providing for the assumption of the Company’s obligations to Holders of the notes in case of a merger or consolidation or sale of all or substantially all of the Company’s assets, (d) complying with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA, (e) adding or releasing the Guarantees of Guarantors in compliance with the Indenture, or (f) making any change that would provide any additional rights or benefits to the Holders of the notes or that does not adversely affect the legal rights under the Indenture of any Holder of the notes in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of notes whose Holders must consent to an amendment;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor, other than prior to the Company’s obligation to purchase notes under provisions relating to the Company’s obligation to make and consummate a Change of Control Offer in the event of a Change of Control or to make and consummate a Net Proceeds Offer with respect to any Asset Sale;

(4) make any notes payable in money other than that stated in the notes;

(5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

(6) between the date on which a Change of Control or an Asset Sale giving rise to the Company’s obligation to make a Net Proceeds Offer occurs and the date on which the payments are made with respect to the related Change of Control Offer or Net Proceeds Offer, as the case may be, amend, change or modify in any material respect (A) the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to Asset Sales that have been consummated or (B) any of the provisions or definitions with respect thereto;

(7) modify or change any provision of the Indenture or the related definitions affecting the ranking of the notes or subordination of any Guarantee in a manner which adversely affects the Holders in any material respect; or

(8) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

      The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

      No amendment of, or supplement or waiver to, the Indenture shall adversely affect the rights of the holders of any Guarantor Senior Debt under the subordination provisions of the Indenture (including any defined terms as used therein) without the consent of each holder of Guarantor Senior Debt affected thereby.

Governing Law

      The Indenture provides that it, the notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

      The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

      The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

      “Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

      “Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitutes all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

      “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that none of the following shall be considered an Asset Sale: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $5.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the

Company as permitted under “— Certain Covenants Before and After the Existing Notes Remain Outstanding — Merger, Consolidation and Sale of Assets”; (c) the grant of Liens not prohibited by the Indenture; (d) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment; (e) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; and (f) disposals or replacements of obsolete, worn out, uneconomical or surplus property or equipment.

      “Asset Swap” means the execution of a definitive agreement, subject only to customary closing conditions that the Company in good faith believes will be satisfied, for a substantially concurrent purchase and sale, or exchange, of assets (of a kind used or usable by the Company and its Restricted Subsidiaries in their business as it exists on the date thereof, or in businesses that are the same as such business of the Company and its Restricted Subsidiaries on the date thereof or similar or reasonably related thereto) between the Company or any of its Restricted Subsidiaries and another Person or group of affiliated Persons; provided, however, that any amendment to or waiver of any closing condition that individually or in the aggregate is material to the Asset Swap shall be deemed to be a new Asset Swap.

      “Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

      “Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

      “Capital Call Agreement” means the Capital Call Agreement, dated as of March 28, 2003, by and among David H. Murdock, Holdings and Deutsche Bank AG New York, as administrative agent.

      “Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

      “Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

      “Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, Euros or, in the case of any Foreign Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued by, or unconditionally guaranteed by, the United States Government, the governments of the United Kingdom, Canada, Japan, Sweden, Switzerland or the member states of the European Union or issued by any agency thereof and backed by the full faith and credit of the United States, the United Kingdom, Canada, Japan, Sweden, Switzerland or the member states of the European Union, in each case maturing within one year from the date of acquisition thereof;

(3) securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(4) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(5) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million or by a commercial bank organized under the laws of a country recognized by the United States which has a combined capital and surplus of not less than $250.0 million (or the foreign currency equivalent thereof); or money market funds sponsored by a registered broker dealer or mutual fund distributor;

(6) eurodollar time deposits;

(7) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (1) or (2) above entered into with any bank meeting the qualifications specified in clause (5) above; and

(8) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (7) above;

provided that for purposes of the subordination provisions, the term “Cash Equivalents” shall not include obligations of the type referred to in clause (7).

      “Change of Control” means the occurrence of one or more of the following events:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or Holdings to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture), other than to the Permitted Holders;

(2) the approval by the holders of Capital Stock of the Company or Holdings, as the case may be, of any plan or proposal for the liquidation or dissolution of the Company or Holdings, as the case may be (whether or not otherwise in compliance with the provisions of the Indenture);

(3) any Person or Group (other than the Permitted Holders and any entity formed by the Permitted Holders for the purpose of owning Capital Stock of the Company) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company or Holdings; or

(4) the replacement of a majority of the Board of Directors of the Company or Holdings over a two-year period from the directors who constituted the Board of Directors of the Company or Holdings, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of either the holders of a majority of the shares of Common Stock of Holdings (so long as the Permitted Holders hold a majority of the Common Stock of Holdings) or at least a majority of the Board of Directors of the Company or Holdings, as the case may be, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

      “Commission” means the Securities and Exchange Commission.

      “Commodities Agreements” means commodity agreements, hedging agreements and other similar agreements or arrangements designed to protect the Company or any Restricted Subsidiary of the Company against price fluctuations of commodities (e.g., fuel) used in their respective businesses.

      “Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

      “Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(b) Consolidated Interest Expense; and

(c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

      “Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any Asset Sales or other disposition or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

      For purposes of this definition, whenever pro forma effect is to be given to an Asset Acquisition and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company and shall comply with the requirements of Rule 11-02 of Regulation S-X promulgated by the Commission, except that such pro forma calculations may include operating expense reductions for such period resulting from the acquisition which is being given pro forma effect that have been realized or for which the steps necessary for realization have been taken or are reasonably expected to be taken within six months following any such Asset Acquisition, including, but not limited to, the execution or termination of any contracts, the termination of any personnel or the closing (or approval by the Board of Directors of the Company of any closing) of any facility, as applicable, provided that, in either case, such adjustments are set forth in an Officers’ Certificate signed by the Company’s chief financial officer and another Officer which states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such

Officers’ Certificate at the time of such execution and (iii) that any related incurrence of Indebtedness is permitted pursuant to the Indenture.

      If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

      Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

      “Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense (excluding the amortization or write-off of deferred financing costs); plus

(2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person and, to the extent permitted under the Indenture, its Restricted Subsidiaries (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

      “Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

(1) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

(2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

      “Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (without duplication):

(1) after-tax gains and losses from Asset Sales (without regard to the $5.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

(2) after-tax items classified as extraordinary or nonrecurring gains and losses;

(3) the net income of any Person acquired in a “pooling of interests” transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

(4) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, unless received;

(5) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person;

(6) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(7) income or loss attributable to discontinued operations; and

(8) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

Notwithstanding the foregoing, “Consolidated Net Income” shall be calculated without giving effect to:

(i) any premiums, fees or expenses incurred in connection with the going-private merger transactions and

(ii) the amortization, depreciation or non-cash charge of any amounts required or permitted by Statement of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” or any successor pronouncements of the Financial Accounting Standards Board or with respect to the impairment of the value of any long-lived assets.

      “Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

      “Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

      “Credit Agreement” means the Credit Agreement entered into on March 28, 2003, among Holdings, the Company, Solvest Ltd., the lenders party thereto in their capacities as lenders thereunder and Deutsche Bank AG New York, as administrative agent, The Bank of Nova Scotia and Bank of America, N.A., as co-syndication agents, and Fleet National Bank and Societe Generale, as co-documentation agents, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including, without limitation, increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

      “Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

      “Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

      “Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control or an Asset Sale and other than an event of default as a result of the bankruptcy, insolvency or similar event of the issuer thereof contained in a security into which such Capital Stock is convertible or for which it is exchangeable), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control or an Asset Sale and other than an event of default as a result of the bankruptcy, insolvency or similar event of the issuer thereof contained in a security into which such Capital Stock is convertible or for which it is exchangeable) on or prior to the final maturity date of the notes.

      “Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

      “Existing Note Guarantees” means the joint and several guarantees of the Company’s obligations under the Existing Notes Indenture and the Existing Notes on a senior subordinated basis.

      “Existing Notes” means (i) the $400.0 million in aggregate principal amount of the Company’s senior notes due 2009 and (ii) the $155.0 million in aggregate principal amount of the Company’s debentures due 2013.

      “Existing Notes Indenture” means that certain Indenture, dated as of July 15, 1993, between the Company and Chemical Trust Company of California, as trustee, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

      “fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

      “Foreign Restricted Subsidiary” means any Restricted Subsidiary other than a Domestic Restricted Subsidiary.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which were in effect as of March 28, 2003.

      “Guarantor” means: (1) certain of the Company’s Domestic Restricted Subsidiaries as of the Issue Date; and (2) each of the Company’s Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

      “Guarantor Designated Senior Debt” means (1) Indebtedness of a Guarantor under or in respect of the Credit Agreement and (2) any other Indebtedness of a Guarantor constituting Guarantor Senior Debt which, at the time of determination, has an aggregate principal amount of at least $50.0 million and is specifically designated in the instrument evidencing such Guarantor Senior Debt as “Guarantor Designated Senior Debt” by the Company.

      “Guarantor Senior Debt” means, with respect to any Guarantor: the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of, or guaranteed by, a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, “Guarantor Senior Debt” shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of (including guarantees of the foregoing obligations):

(x) all monetary obligations of every nature of such Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal, premium and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities (and guarantees thereof);

(y) all Interest Swap Obligations (and guarantees thereof); and

(z) all obligations under Currency Agreements (and guarantees thereof);

in each case whether outstanding on the Issue Date or thereafter incurred.

      Notwithstanding the foregoing, “Guarantor Senior Debt” shall not include:

(1) any Indebtedness of such Guarantor to a Subsidiary of such Guarantor;

(2) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of such Guarantor or any Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation);

(3) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services; provided that obligations incurred pursuant to the Credit Agreement shall not be excluded pursuant to this clause (3);

(4) Indebtedness represented by Disqualified Capital Stock;

(5) any liability for federal, state, local or other taxes owed or owing by such Guarantor;

(6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under “— Certain Covenants Before and After the Existing Notes Remain Outstanding — Limitation on Incurrence of Additional Indebtedness” (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holder(s) of such obligation or their representative shall have received an officers’ certificate (and/or a representation or warranty) from the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

(7) with respect to any Guarantor, Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Guarantor;

(8) the guarantees of the Existing Notes or the Guarantees; and

(9) with respect to any Guarantor, any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

      “Holdings” means DHM Holding Company, Inc., a Delaware corporation and the parent of the Company.

      “Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and payables under the Company’s grower loans program in the ordinary course of business and consistent with past practices);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8) all Obligations under Currency Agreements and Interest Swap Obligations of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

      For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

      “Independent Financial Advisor” means a firm: (1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

      “Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall also include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

      “Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) , or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

      “Issue Date” means the date of original issuance of the original notes.

      “Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

      “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale or that is required, pursuant to an agreement or instrument existing on the Issue Date, to be repaid from the proceeds of such Asset Sale other than pursuant to the Indenture; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

      “Obligations” means all obligations for principal, premium, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or Secretary of the Company.

      “Officers’ Certificate” means a certificate signed by two officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

      “Pari Passu Debt” means any Indebtedness of the Company or any Guarantor that ranks pari passu in right of payment with the original notes and new notes or such Guarantee, as applicable, including the 2010 Notes and the Existing Notes and the 2010 Note Guarantees and the Existing Note Guarantees, respectively.

      “Permitted Holders” means (i) David H. Murdock, his estate, spouse, heirs, ancestors, lineal descendants, legatees, legal representatives or the trustee of a bona fide trust of which one or more of the foregoing are the principal beneficiaries or grantors thereof and (ii) any entity controlled, directly or indirectly, by any Persons referred to in the preceding clause (i), whether through the ownership of voting securities, by contract or otherwise.

      “Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the original notes and new notes or the Exchange Notes (as defined in the Registration Rights Agreement) in an aggregate principal amount not to exceed $475.0 million and the Guarantees;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $1,125.0 million less the amount of all repayments of term loans and permanent commitment reductions in the revolving credit portion of the Credit Agreement actually made with Net Cash Proceeds of Asset Sales applied thereto as required by the “Limitation on Asset Sales” covenant;

(3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (including the Existing Notes and the Existing Note Guarantees and any “put” or similar rights of minority holders of Restricted Subsidiaries in existence as of the Issue Date) reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon

(4) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the initial incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(5) (A) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder and (B) Indebtedness under Commodities Agreements;

(6) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7) (A) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (7) by the Company and (B) Indebtedness of the Company or any of its Restricted Subsidiaries to Saba Trading AB or any other Restricted Subsidiary of the Company that is not a Wholly Owned Restricted Subsidiary of the Company in the ordinary course of business consistent with past practice;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(9) Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, completion or performance guarantees or standby letters of credit issued for the purpose of supporting such obligations and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(10) Indebtedness represented by Capitalized Lease Obligations, mortgage financings and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $25.0 million at any one time outstanding;

(11) Refinancing Indebtedness;

(12) Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture;

(13) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets or the Capital Stock of Subsidiaries;

(14) guarantees furnished by the Company or its Restricted Subsidiaries in the ordinary course of business of Indebtedness of another Person in an aggregate amount not to exceed $25.0 million at any one time outstanding;

(15) Indebtedness incurred under commercial letters of credit issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of business (and not for the purpose of, directly or indirectly, incurring Indebtedness or providing credit support or a similar arrangement in respect of Indebtedness), provided that any drawing under any such letter of credit is reimbursed in full within seven days;

(16) Indebtedness of the Company or any of its Restricted Subsidiaries relating to any “earn-out” obligations payable in connection with any acquisition made by the Company or any Restricted Subsidiary not prohibited by the Indenture;

(17) Indebtedness of Foreign Restricted Subsidiaries in an aggregate principal amount not to exceed $50.0 million at any one time outstanding;

(18) Indebtedness of Foreign Restricted Subsidiaries (and any guarantee thereof by the Company) incurred in connection with grower loan programs in an aggregate principal amount not to exceed $50.0 million at any one time outstanding;

(19) without duplication, Indebtedness of the Company or any of its Restricted Subsidiaries under letters of credit and bank guarantees required by governmental laws, orders and regulations which letters of credit will be backstopped by letters of credit under the Credit Agreement;

(20) Indebtedness of the Company or any of its Restricted Subsidiaries incurred in connection with vehicle inventory loans in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(21) Indebtedness of the Company and its Restricted Subsidiaries representing Obligations in existence on the Issue Date that become Indebtedness after the Issue Date as a result of the implementation of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”; and

(22) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $35.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

      For purposes of determining compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (22) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or from time to time may reclassify) such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such categories. Accrual of interest, accretion or amortization of original issue discount, a change in the amount of Indebtedness due solely to fluctuations in the exchange rates of currencies, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “Limitation on Incurrence of Additional Indebtedness” covenant.

      “Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company;

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness (other than Indebtedness to Saba Trading AB or any other Restricted Subsidiary of the Company that is not a Wholly Owned Restricted Subsidiary of the Company in the ordinary course of business consistent with past practice) evidencing such Investment and held by a Restricted Subsidiary that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the notes and the Indenture;

(3) Investments in cash and Cash Equivalents;

(4) loans to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any one time outstanding;

(5) Obligations under Currency Agreements, Interest Swap Obligations and Commodities Agreements entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and not for speculative purposes and otherwise in compliance with the Indenture;

(6) additional Investments not to exceed $50.0 million at any one time outstanding;

(7) Investments in securities of trade creditors, licensors, licensees or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(8) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant, whether or not such consideration is equal to or greater than $5.0 million;

(9) Investments represented by guarantees that are otherwise permitted under the Indenture;

(10) Investments the payment for which is Qualified Capital Stock of the Company;

(11) Investments resulting from the creation of Liens on the assets of the Company or any of its Restricted Subsidiaries in compliance with the “Limitation on Liens” covenant;

(12) Investments by the Company or any Restricted Subsidiary in connection with grower loan programs in an amount not to exceed $75.0 million at any one time outstanding;

(13) Investments arising as a result of the exercise of any “put” or similar rights of minority holders of Restricted Subsidiaries or “call” or similar rights of the Company in existence as of the Issue Date; and

(14) advances to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes.

      “Permitted Liens” means the following types of Liens:

(1) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(2) Liens securing Indebtedness and any other Obligations under the Credit Agreement;

(3) Liens securing Guarantor Senior Debt;

(4) Liens securing the notes and the Guarantees;

(5) Liens of the Company or a Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company;

(6) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

(7) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(8) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, maritime and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(9) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations or to secure or which results from required payments or deposits in connection with litigation (in each case, exclusive of obligations for the payment of borrowed money);

(10) judgment Liens (other than with respect to judgments that cause an Event of Default under the Indenture) so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(11) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(12) any interest or title of a lessor under any Capitalized Lease Obligation permitted to be incurred under the Indenture; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(13) Liens securing Purchase Money Indebtedness incurred in the ordinary course of business; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment plus the amount of reasonable fees and expenses incurred in connection with such financing and shall not be secured by any property or equipment of the Company or any Restricted Subsidiary of the Company other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 120 days of such acquisition;

(14) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(16) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(17) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted pursuant to clause (4) of the definition of “Permitted Indebtedness”;

(18) Liens securing Indebtedness under Currency Agreements and Commodities Agreements permitted to be incurred pursuant to clause (5) of the definition of “Permitted Indebtedness”;

(19) Liens securing Acquired Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(20) Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under the Indenture;

(21) leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

(22) banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(23) Liens arising from filing Uniform Commercial Code financing statements regarding leases; and

(24) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods.

      “Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or any entity similar to any of the foregoing organized under the laws of other countries, or a governmental agency or political subdivision thereof.

      “Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

      “Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

      “Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

      “Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to clauses (2), (4), (5), (6), (7), (8) , (9), (10), (12), (13) through (20) and (22) of the definition of Permitted Indebtedness), in each case that does not:

(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing above the sum of (i) the aggregate principal amount of such Indebtedness, plus (ii) the accrued interest on and the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness, plus (iii) the amount of reasonable expenses incurred by the Company in connection with such Refinancing; or

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced;

provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the original notes and new notes or the Guarantees, then such Refinancing Indebtedness shall be subordinate to the original notes and new notes or the Guarantees, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

      “Representative” means the indenture trustee or other trustee, agent or representative in respect of any Guarantor Designated Senior Debt; provided that if, and for so long as, any Guarantor Designated Senior Debt lacks such a representative, then the Representative for such Guarantor Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Guarantor Designated Senior Debt.

      “Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

      “Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

      “Significant Subsidiary”, with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

      “Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the original notes and new notes or the Guarantee of such Guarantor, as the case may be.

      “Subsidiary”, with respect to any Person, means:

(1) any corporation, association or other business entity of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors, managers or trustees of such corporation, association or other business entity under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person and its Subsidiaries; or

(2) any partnership (a) the sole general partner or the managing partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person and its Subsidiaries.

      “2010 Note Guarantees” means the joint and several guarantees of the Company’s obligations under the 2010 Notes Indenture and the 2010 Notes on a senior subordinated basis.

      “2010 Notes” means the $400.0 million in aggregate principal amount of the Company’s 7 1/4% senior notes due 2010 that were issued under the 2010 Notes Indenture on May 29, 2003.

      “2010 Notes Indenture” means that certain Indenture, dated as of May 29, 2003, by and among the Company, the guarantors named therein and Wells Fargo Bank, National Association, as trustee, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

      “Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1) the Company certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

      For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the “Limitation on Restricted Payments” covenant, the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the “Limitation on Restricted Payments” covenant.

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with paragraph (a) of the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

      “Wholly Owned Restricted Subsidiary” of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

      “Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

Form, Denomination, Transfer, Exchange and Book-Entry Transfer

      The exchange notes will initially be represented in the form of one or more global notes in definitive, fully-registered book-entry form, without interest coupons, that will be deposited with or on behalf of The Depository Trust Company, or DTC, and registered in the name of DTC or its participants.

      Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may not exchange your beneficial interest in the global notes for Notes in certificated form except in the limited circumstances described below under “— Exchanges of Book-Entry Notes for Certificated Notes.”

Exchanges of Book-Entry Notes for Certificated Notes

      You may not exchange your beneficial interest in a global note for a note in certificated form unless:

•	DTC (a) notifies us that it is unwilling or unable to continue as depository for the global note or (b) has ceased to be a clearing agency registered under the Exchange Act and in either case we thereupon fail to appoint a successor depository; or

•	We, at our option, notify the Trustee in writing that we are electing to issue the notes in certificated form; or

•	an Event of Default shall have occurred and be continuing with respect to the notes.

      In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures). Any certificated notes issued in exchange for an interest in a global note will bear the legend restricting transfers that is borne by such global note. Any such exchange will be effected through the DWAC system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant global note.

Certain Book-Entry Procedures

      The description of the operations and procedures of DTC, that follows is provided solely as a matter of convenience. These operations and procedures are solely within its control and are subject to changes by it from time to time. We take no responsibility for these operations and procedures and urges you to contact the system or their participants directly to discuss these matters.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants (“participants”) and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

      DTC has advised Dole that its current practice, upon the issuance of the global notes, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interests of participants).

      As long as DTC, or its nominee, is the registered Holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the Notes represented by such global note for all purposes under the Indenture and the Notes. Except in the limited circumstances described above under “— Exchanges of Book-Entry Notes for Certificated Notes,” you will not be entitled to have any portions of a global note registered in your names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owner or Holder of a global note (or any Note represented thereby) under the Indenture or the Notes.

      You may hold your interests in the global notes directly through DTC, if you are participants in such system, or indirectly through organizations which are participants in such system. All interests in a global note will be subject to the procedures and requirements of DTC.

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, your ability to transfer your beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, your ability to pledge your interests in a global note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      We will make payments of the principal of, premium, if any, and interest on global notes to DTC or its nominee as the registered owner thereof. Neither we nor the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of DTC or its nominee. Dole also expects that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payment will be the responsibility of such participants.

      Interests in the global note will trade in DTC’s settlement system, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

      DTC has advised Dole that DTC will take any action permitted to be taken by a Holder of Notes (including the presentation of Notes for exchange as described below and the conversion of Notes) only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, the global notes will be exchanged for legended Notes in certificated form, and distributed to DTC’s participants.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of Dole, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, its participants or indirect participants of its respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

      The following is a discussion of the material United States federal income tax consequences of:

•	the exchange offer relevant to United States holders and

•	the ownership and disposition of the notes by United States holders and non-United States holders who acquired the original notes from the initial purchasers at their original offering price.

      Except where noted, this summary deals only with notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, hereafter referred to as the Code, and does not deal with special situations, such as those of broker-dealers, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, or persons holding the notes as part of a hedging or conversion transaction or straddle, or a constructive sale, or persons who have ceased to be United States citizens or to be taxed as resident aliens. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

      As used herein, a “United States holder” is a beneficial owner of a note that is, for United States federal income tax purposes,

•	a citizen or resident of the United States,

•	a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to United States federal income taxation regardless of its source,

•	a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

•	a certain type of trust in existence on August 20, 1996, which was treated as a United States person under the Code in effect immediately prior to such date and which has made a valid election to be treated as a United States person under the Code or

•	any person otherwise subject to United States federal income tax on a net income basis in respect of its worldwide taxable income.

      A “non-United States holder” is a beneficial owner of a note who is not a United States holder. If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding outstanding Notes, we suggest that you consult your tax advisor.

      Special rules may apply to non-United States holders, such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies,” that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them or to their shareholders.

      Persons considering the purchase, ownership or disposition of notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

The Exchange Offer

      Pursuant to the exchange offer, holders are entitled to exchange the original notes for new notes that will be substantially identical in all material respects to the original notes, except that the new notes will be registered with the Commission and therefore will not be subject to transfer restrictions. We believe that the exchange pursuant to the exchange offer as described above will not result in a taxable event. Accordingly,

•	no gain or loss will be realized by a U.S. Holder upon receipt of a new note,

•	the holding period of the new note will include the holding period of the original note exchanged therefor, and

•	the adjusted tax basis of the new note will be the same as the adjusted tax basis of the original note exchanged at the time of such exchange.

U.S. Federal Income Taxation of United States Holders

Payments of Interest on Notes

      Interest on the notes will be taxable to a United States holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the United States holder’s regular method of accounting for tax purposes.

Sale, Exchange, Redemption or Retirement of the Notes

      Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a United States holder will generally recognize gain or loss in an amount equal to the difference between:

•	the amount of cash and the fair market value of other property received in exchange therefor and

•	the holder’s adjusted tax basis in such note.

      Amounts attributable to accrued but unpaid interest on the notes will be treated as ordinary interest income. A United States holder’s adjusted tax basis in a note will equal the purchase price paid by the holder for the note.

      Gain or loss realized on the sale, exchange, retirement or other taxable disposition of a note will be capital gain or loss if held as a capital asset and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other taxable disposition, the note has been held by the United States holder as a capital asset for more than twelve months. The maximum rate of tax on long-term capital gains with respect to notes held by an individual is 15% through 2008. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

      Backup withholding and information reporting requirements may apply to payments of interest on a note and to the proceeds of the sale, redemption or other disposition of a note if the holder is subject to backup withholding. We, our agent, a broker, the trustee or the paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding a backup withholding tax if a United States holder, other than an exempt recipient such as a corporation, fails to furnish its taxpayer identification number, certify that such number is correct, certify that such holder is not subject to withholding or otherwise comply with the applicable backup withholding rules. Pursuant to legislation enacted in 2001, the backup withholding rate is 30% for calendar year 2003; 29% for calendar years 2004 and 2005 and 28% for calendar years 2006 through 2010. This legislation is scheduled to expire and the backup withholding rate will be 31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. A United States holder will generally be eligible for an exemption from backup withholding by providing a properly completed Internal Revenue Service Form W-9 to the applicable payor. Backup withholding is not an additional tax and any amounts withheld may be credited against a holder’s ultimate federal income tax liability.

U.S. Federal Income Taxation of Non-United States Holders

U.S. Federal Withholding Tax

      The payment to a non-United States holder of interest on a note generally will not be subject to United States federal withholding tax pursuant to the “portfolio interest exception,” provided that

•	the non-United States holder does not directly, indirectly or constructively own 10% or more of the total combined voting power of all of our classes of stock,

•	the non-United States holder is not a controlled foreign corporation that is related to us through stock ownership within the meaning of the Code,

•	the non-United States holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code and

•	either

•	the beneficial owner of the note certifies to us or our paying agent, under penalties of perjury, that it is not a United States holder and provides its name and address on an Internal Revenue Service Form W-8BEN, or a suitable substitute form, or

•	a securities clearing organization, bank or other financial institution that holds the Notes on behalf of such non-United States holder in the ordinary course of its trade or business certifies to us or our paying agent, under penalties of perjury, that such a Form W-8BEN or W-8IMY, or suitable substitute form, has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

      Alternative methods may be applicable for satisfying the certification requirement described in the first paragraph of the last bullet point above. These methods will generally require, in the case of notes held by a foreign partnership, that the certificate described in the second bullet point above be provided by the partners in addition to the foreign partnership, and that the partnership provide certain additional information. A look through rule would apply in the case of tiered partnerships.

      If a non-United States holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest made to such non-United States holder will be subject to a 30% withholding tax, unless the beneficial owner of the note provides us or our paying agent with a properly executed

•	Form W-8BEN, or successor form, claiming an exemption from or reduction in the rate of withholding under the benefit of an applicable income tax treaty or

•	Form W-8ECI, or successor form, stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

In addition, the non-United States holder may under some circumstances be required to obtain a United States taxpayer identification number and make certifications to us. Prospective investors should consult their tax advisors regarding the effect, if any, of the withholding regulations.

U.S. Federal Income Tax

      Except for the possible application of United States federal withholding tax discussed above, or backup withholding tax discussed below, a non-United States holder generally will not be subject to United States federal income tax on payments of interest and principal on the notes, or on any gain realized upon the sale, exchange, redemption or retirement of a note, provided

•	such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the non-United States holder to United States taxation on a net income basis, the gain is not attributable to a permanent establishment maintained in the United States, and

•	in the case of gains derived by an individual, such individual is not present in the United States for 183 days or more in the taxable year of disposition and other conditions are met.

      If a non-United States holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business, such non-United States holder will be subject to United States federal income tax on such interest in the same manner as if it were a United States holder. In addition, if such non-United States holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (which may include both any interest on a note and any gain on a disposition of a note), subject to adjustment, for that taxable year unless it qualifies for a lower rate under an applicable income tax treaty.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-United States holder any interest that is subject to withholding, or that is exempt from United States withholding tax pursuant to a tax treaty, or interest that is exempt from United States withholding tax under the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities of the country in which the non-United States holder resides.

      Non-United States holders may be subject to backup withholding and additional information reporting requirements. However, backup withholding and additional information reporting requirements do not generally apply to payments of portfolio interest made by us or a paying agent to non-United States holders if the certification described above under “U.S. Federal Withholding Tax” is received. If the foreign office of a foreign broker, as defined in the applicable Treasury regulations, pays the proceeds of a sale, redemption or other disposition of a note to the seller thereof outside the United States, backup withholding and additional information reporting requirements will generally not apply. However, additional information reporting requirements, but not backup withholding, will generally apply to a payment by a foreign office of a broker that is a United States person or a “United States related person,” unless the broker has documentary evidence in its records that the holder is a non-United States holder and other conditions are met or the holder otherwise establishes an exemption. For this purpose, a “United States related person” is:

•	a foreign person that derives 50% or more of its gross income from all sources in specified periods from activities that are effectively connected with the conduct of a trade or business in the United States,

•	a “controlled foreign corporation,” which is a foreign corporation controlled by those United States shareholders who own or are considered as owning 10 percent or more of the total combined voting power of such foreign corporation, or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in the regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or if at any time during its taxable year such foreign partnership is engaged in a trade or business in the United States.

      Payment by a United States office of any United States or foreign broker is generally subject to both backup withholding and additional information reporting unless the holder certifies under penalties of perjury that it is a non-United States holder or otherwise establishes an exemption.

      Pursuant to legislation enacted in 2001, the backup withholding rate is 30% for calendar years 2003; 29% for calendar years 2004 and 2005 and 28% for calendar years 2006 through 2010. This legislation is scheduled to expire and the backup withholding rate will be 31% for amounts paid after December 31, 2010 unless Congress enacts legislation providing otherwise. Backup withholding is not an additional tax and any amounts withheld may be credited against a non-United States holder’s ultimate United States federal income tax liability.

CERTAIN ERISA CONSIDERATIONS

      The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA and any Similar Laws) of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

      ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

      In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction maybe subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes by an ERISA Plan with respect to which we are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective 133 investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

      Because of the foregoing, the notes and exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding (and the exchange of notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

      Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the exchange of notes for exchange notes by such transferee will not constitute a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

      The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes (and holding the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable.

PLAN OF DISTRIBUTION

      If you wish to exchange your original notes in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer — Exchange Offer Procedures” in this prospectus and in the letter of transmittal. In addition, each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      A broker-dealer that acquired original notes directly from us cannot exchange the original notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the new notes cannot rely on the no-action letters of the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      For a period of 90 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the original notes, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the original notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The legality of the new notes offered in this prospectus and other matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

EXPERTS

      The consolidated financial statements as of December 29, 2001 and December 28, 2002 and for each of the three years in the period ended December 28, 2002 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for goodwill), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Commission a registration statement on Form S-4 (SEC File No. 333-106493). This prospectus, which forms part of that registration statement, does not contain all the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and exhibits.

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

      We maintain an internet site at http://www.dole.com which contains information concerning us and our subsidiaries. The information contained on our internet site and those of our subsidiaries is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

      Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number and within the time periods specified in “Incorporation by Reference.”

      We are “incorporating by reference” important business, financial and other information about us into this prospectus. This means that we are disclosing important information to you by referring you to another document filed separately with the SEC that is not delivered with this prospectus. The information incorporated by reference into this prospectus is considered to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference the following documents filed by us (SEC File No. 1-4455) and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the date that this exchange offer terminates:

•	our Annual Report on Form 10-K for the fiscal year ended December 28, 2002, except for the financial statements listed in Item 8;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 22, 2003, except for the financial statements listed in Item 1; and

•	our Current Reports on Form 8-K filed with the SEC on March 4, 2003, March 5, 2003, March 18, 2003, March 28, 2003 and April 7, 2003.

      You may request a copy of the information we incorporate by reference into this prospectus at no cost, by writing or telephoning us at the following address and telephone number:

Attn: Corporate Secretary

Dole Food Company, Inc.
One Dole Drive
Westlake Village, California 91362
(818) 874-4000

      To obtain timely delivery of any information requested from us, you must request this information no later than August 18, 2003, or five business days before this exchange offer expires.

INDEX TO FINANCIAL STATEMENTS

      We are including the following financial statements in this prospectus, rather than incorporating them by reference to our Annual Report on Form 10-K for the year ended December 28, 2002 and Quarterly Report on Form 10-Q for the quarter ended March 22, 2003, because they include an additional note, “Guarantor Financial Information.” This additional note appears as Note 19 in the annual financial statements and as Note 13 in the quarterly financial statements. We were not required to include the additional note in our Annual Report on Form 10-K for the year ended December 28, 2002 or in our Quarterly Report on Form 10-Q for the quarter ended March 22, 2003. However, the additional note is required in this prospectus because the new registered 8 7/8% notes we are offering in this exchange offer are guaranteed by all of our wholly owned domestic subsidiaries.

I.     Index to Consolidated Financial Statements of Dole Food Company, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Dole Food Company, Inc.

      We have audited the accompanying consolidated balance sheets of Dole Food Company, Inc. and subsidiaries (the “Company”) as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 28, 2002. Our audits also included the financial statement schedule of the Company for the each of the three years in the period ended December 28, 2002, included elsewhere in this prospectus. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2002 and December 29, 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America. Additionally, in our opinion, the financial statement schedule for each of the three years in the period ended December 28, 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Note 2, the Company changed its method of accounting for goodwill and other intangible assets in 2002 to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”).

DELOITTE & TOUCHE LLP

Los Angeles, California

June 19, 2003

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	2002	2001	2000

	(In thousands, except per share amounts)
Revenues, net	$4,392,073	$4,314,821	$4,400,113
Cost of products sold	3,687,738	3,881,781	3,923,957

Gross margin	704,335	433,040	476,156
Selling, marketing and general and administrative expenses	420,890	383,259	396,391
Gain on sale of citrus assets	—	—	(8,578)
Hurricane Mitch insurance proceeds, net	—	—	(42,506)

Operating income	283,445	49,781	130,849
Interest income	11,993	5,801	14,606
Other (expense) income—net	(4,561)	7,396	627
Interest expense	80,890	70,708	90,445

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	209,987	(7,730)	55,637
Income taxes	53,789	29,348	19,547

Income (loss) from continuing operations, net of income taxes	156,198	(37,078)	36,090
Income from discontinued operations, net of income taxes	—	18,856	31,565
Gain on disposal of discontinued operations, net of income taxes	—	168,626	—

Income before cumulative effect of a change in accounting principle	156,198	150,404	67,655
Cumulative effect of a change in accounting principle	119,917	—	—

Net income	$36,281	$150,404	$67,655

Earnings (loss) per common share — basic
Continuing operations	$2.78	$(0.66)	$0.65
Discontinued operations	—	3.35	0.56
Cumulative effect of a change in accounting principle	(2.14)	—	—

Net income	$0.64	$2.69	$1.21

Earnings (loss) per common share — diluted
Continuing operations	$2.76	$(0.66)	$0.65
Discontinued operations	—	3.33	0.56
Cumulative effect of a change in accounting principle	(2.12)	—	—

Net income	$0.64	$2.67	$1.21

Weighted-average number of common shares outstanding — basic	56,089	55,895	55,854
Weighted-average number of common shares outstanding — diluted	56,588	56,319	55,989

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

As of December 28, 2002 and December 29, 2001

	2002	2001

	(In thousands,
	except share data)
ASSETS
Cash and cash equivalents	$646,967	$361,326
Receivables, net of allowances of $70,938 and $89,331	505,427	531,923
Inventories	410,912	386,099
Prepaid expenses	42,467	46,430
Deferred income tax assets	36,842	46,053

Total current assets	1,642,615	1,371,831
Investments	80,939	81,061
Property, plant and equipment, net of accumulated depreciation of $917,983 and $882,445	1,026,565	917,225
Goodwill, net of accumulated amortization of $33,300 and $49,764	132,080	255,946
Other assets, net	154,653	141,759

Total assets	$3,036,852	$2,767,822

LIABILITIES AND SHAREHOLDERS’ EQUITY
Notes payable	$11,601	$17,347
Current portion of long-term debt	230,813	9,792
Accounts payable	262,461	249,582
Accrued liabilities	448,483	537,654

Total current liabilities	953,358	814,375
Long-term debt	882,480	816,124
Other long-term liabilities	426,613	369,275
Minority interests	29,290	32,018
Commitments and contingencies (Notes 15 and 16)
Shareholders’ equity
Preferred stock, no par value	—	—
Authorized: 30 million shares, issued and outstanding: none
Common stock, no par value	316,853	316,512
Authorized: 80 million shares, 56.2 million shares issued and outstanding at December 28, 2002 and 55.9 million shares issued and outstanding at December 29, 2001
Additional paid-in capital	66,319	57,220
Retained earnings	449,334	446,689
Accumulated other comprehensive loss	(87,395)	(84,391)

Total shareholders’ equity	745,111	736,030

Total liabilities and shareholders’ equity	$3,036,852	$2,767,822

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

	2002	2001	2000

	(In thousands)
Operating activities
Net income	$36,281	$150,404	$67,655
Less: Income from discontinued operations, net of income taxes	—	187,482	31,565

Income (loss) from continuing operations	36,281	(37,078)	36,090
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle	119,917	—	—
Depreciation and amortization	107,676	117,954	125,343
Income tax benefit on the exercise of certain stock options	1,797	—	—
Provision for bad debts	20,714	24,716	32,091
Net gain on sale of assets	(907)	(1,413)	(12,098)
Non-cash portion of special charges related to asset write-downs	—	60,527	12,430
Gain on sale of available-for-sale securities	—	(8,173)	—
Equity earnings, net of distributions	(8,930)	(3,077)	(7,260)
Provision for deferred income taxes	16,488	17,347	4,447
Hurricane Mitch insurance proceeds	—	—	(52,856)
Other	8,876	10,329	17,843
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions:
Receivables	(6,717)	1,836	10,269
Inventories	(38,159)	44,637	35,860
Prepaid expenses and other assets	3,048	226	(15,832)
Accounts payable and accrued liabilities	(40,771)	10,186	(49,117)
Other long-term liabilities	7,855	5,497	(16,409)

Cash flow provided by operating activities of continuing operations	227,168	243,514	120,801
Cash flow provided by operating activities of discontinued operations	—	23,946	48,870

Cash flow provided by operating activities	227,168	267,460	169,671

Investing activities
Proceeds from sale of available-for-sale securities	—	34,411	—
Investments in available-for-sale securities	—	(26,238)	—
Proceeds from sales of assets	35,845	35,126	57,151
Proceeds from sales of businesses, net of cash disposed	23,724	—	—
Capital additions	(233,673)	(119,752)	(110,555)
Proceeds from disposal of discontinued operations, net of cash disposed	—	536,951	—
Hurricane Mitch insurance proceeds	—	—	52,856
Other	3,728	(2,018)	(910)

Cash flow (used in) provided by investing activities of continuing operations	(170,376)	458,480	(1,458)
Cash flow used in investing activities of discontinued operations	—	(11,052)	(13,077)

Cash flow (used in) provided by investing activities	(170,376)	447,428	(14,535)

Financing activities
Short-term debt borrowings	23,901	11,000	49,824
Short-term debt repayments	(133,557)	(27,338)	(61,730)
Long-term debt borrowings	400,583	3,394	246,536
Long-term debt repayments	(28,496)	(337,751)	(376,347)
Dividends paid to common shareholders	(33,636)	(22,341)	(22,338)
Dividends paid to minority shareholders	(9,379)	(132)	(3,639)
Proceeds from issuance of common stock	5,192	332	127

Cash flow provided by (used in) financing activities of continuing operations	224,608	(372,836)	(167,567)
Cash flow used in financing activities of discontinued operations	—	(4,847)	(2,174)

Cash flow provided by (used in) financing activities	224,608	(377,683)	(169,741)

Effect of foreign exchange rate changes on cash	4,241	(1,030)	(591)

Increase (decrease) in cash and cash equivalents	285,641	336,175	(15,196)
Cash and cash equivalents at beginning of period	361,326	25,151	40,347

Cash and cash equivalents at end of period	$646,967	$361,326	$25,151

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 28, 2002, December 29, 2001 and December 30, 2000

					Accumulated
	Common		Additional		Other	Total
	Shares	Common	Paid-in	Retained	Comprehensive	Shareholders’	Comprehensive
	Outstanding	Stock	Capital	Earnings	Loss	Equity	Income

	(In thousands, except per share data)
Balance, January 1, 2000	55,835	$316,478	$56,795	$273,309	$(114,657)	$531,925
Net income	—	—	—	67,655	—	67,655	$67,655
Cash dividends declared ($0.40 per share)	—	—	—	(22,338)	—	(22,338)	—
Unrealized foreign currency translation gain (loss), net	—	—	—	—	(19,788)	(19,788)	(19,788)
Additional minimum pension liability adjustments	—	—	—	—	(2,793)	(2,793)	(2,793)
Issuance of common stock	10	10	117	—	—	127	—

Comprehensive income — 2000	—	—	—	—	—	—	$45,074

Balance, December 30, 2000	55,845	$316,488	$56,912	$318,626	$(137,238)	$554,788
Net income	—	—	—	150,404	—	150,404	$150,404
Cash dividends declared ($0.40 per share)	—	—	—	(22,341)	—	(22,341)	—
Unrealized foreign currency translation gain (loss), net	—	—	—	—	(13,809)	(13,809)	(13,809)
Reclassification of translation losses realized upon the disposition of a foreign entity	—	—	—	—	72,467	72,467	72,467
Unrealized net gains on cash flow hedging instruments	—	—	—	—	15,282	15,282	15,282
Additional minimum pension liability adjustments	—	—	—	—	(21,093)	(21,093)	(21,093)
Issuance of common stock	24	24	308	—	—	332	—

Comprehensive income — 2001	—	—	—	—	—	—	$203,251

Balance, December 29, 2001	55,869	$316,512	$57,220	$446,689	$(84,391)	$736,030
Net income	—	—	—	36,281	—	36,281	$36,281
Cash dividends declared ($0.60 per share)	—	—	—	(33,636)	—	(33,636)	—
Unrealized foreign currency translation gain (loss), net	—	—	—	—	19,002	19,002	19,002
Reclassification of translation losses realized upon the disposition of foreign entities	—	—	—	—	5,917	5,917	5,917
Unrealized net losses on cash flow hedging instruments	—	—	—	—	(16,152)	(16,152)	(16,152)
Additional minimum pension liability adjustments	—	—	—	—	(11,771)	(11,771)	(11,771)
Income tax benefit on the exercise of certain stock options	—	—	1,797	—	—	1,797	—
Issuance of common stock	341	341	7,302	—	—	7,643	—

Comprehensive income—2002	—	—	—	—	—	—	$33,277

Balance, December 28, 2002	56,210	$316,853	$66,319	$449,334	$(87,395)	$745,111

See Notes to Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Nature of Operations

      Dole Food Company, Inc. was incorporated under the laws of Hawaii in 1894 and was reincorporated under the laws of Delaware in July 2001.

      Dole Food Company, Inc. and its consolidated subsidiaries (the “Company”) are engaged in the worldwide sourcing, processing, distributing and marketing of high-quality, branded food products, including fresh fruit and vegetables, as well as packaged foods. Additionally, the Company markets a full-line of premium fresh-cut flowers.

      Operations are conducted throughout North America, Latin America, Europe (including eastern European countries), Asia (primarily in Japan, the Philippines and Thailand) and Africa (primarily in South Africa and west African countries). As a result of its global operating and financing activities, the Company is exposed to certain risks including changes in commodity pricing, fluctuations in interest rates, fluctuations in foreign currency exchange rates, as well as other environmental and business risks in both sourcing and selling locations.

      The Company’s principal products are produced on both Company-owned and leased land and are also acquired through associated producer and independent grower arrangements. The Company’s products are primarily packed and processed by the Company and sold to wholesale, retail and institutional customers and other food product and flower companies.

Note 2 — Summary of Significant Accounting Policies

      Principles of Consolidation: The Company’s consolidated financial statements include the accounts of Dole Food Company, Inc. and its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

      Annual Closing Date: The Company’s fiscal year ends on the Saturday closest to December 31. Fiscal years 2002, 2001 and 2000 ended on December 28, 2002, December 29, 2001 and December 30, 2000, respectively, and included 52 weeks each.

      Concentration of Credit Risk: Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash equivalents, foreign currency exchange contracts, grower advances and trade receivables. The Company maintains its temporary cash investments with high quality financial institutions, which are invested in primarily short-term U.S. government instruments and certificates of deposit. The counter parties to the Company’s foreign currency exchange contracts are major financial institutions. Grower advances are principally with farming enterprises located throughout Latin America and Asia and are secured by the underlying crop harvests. Credit risk related to trade receivables is mitigated due to the large number of customers dispersed worldwide. To reduce credit risk, the Company performs periodic credit evaluations of its customers but does not generally require advance payments or collateral. Additionally, the Company maintains allowances for credit losses.

      Revenue Recognition: Revenue is recognized when product has been delivered and legal title and risk of loss transfer to the customer, collection is reasonably assured, persuasive evidence of an arrangement exists and the price is fixed or determinable. Revenue is recorded net of discounts, rebates and certain sales incentives in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”).

      EITF 01-9 requires companies to report certain consideration given by a vendor to a customer as a reduction in revenues rather than as marketing expense. This consensus was required to be adopted no later than the first quarter of 2002 and upon adoption, companies were required to retroactively reclassify such amounts in previously issued financial statements to comply with the income statement classification

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requirements of the consensus. The Company adopted the provisions of EITF 01-9 during the first quarter of 2002. The impact of the adoption was limited to reclassifications of costs previously included in selling, marketing and general and administrative expenses as a reduction of revenues. The change in presentation had no impact on the Company’s reported operating or net income. Prior year comparative amounts have been reclassified to comply with EITF 01-9. The effect of the adoption of EITF 01-9 was a reduction of $134 million and $102 million, respectively, in both revenues and selling, marketing and general and administrative expenses for the previously reported fiscal years ended 2001 and 2000.

      Agricultural Costs: Recurring agricultural costs for bananas, pineapples and flowers are charged to operations as incurred. Recurring agricultural costs related to other crops are recognized when the crops are harvested and sold. Non-recurring agricultural costs, primarily comprised of soil and farm improvements and other long-term crop growing costs, are deferred and amortized over the estimated production period, currently from two to seven years.

      Shipping and Handling Costs: The Company follows the provisions of EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. Any amounts billed to third party customers for shipping and handling are included as a component of revenues. Shipping and handling costs incurred are included as a component of costs of products sold and represent costs incurred by the Company to ship product from the sourcing locations to the end consumer markets.

      Marketing and Advertising Costs: Marketing and advertising costs, which include media, production and other promotional costs, are generally expensed in the period in which the marketing or advertising first takes place. In limited circumstances, the Company capitalizes payments related to the right to stock products in customer outlets or to provide funding for various merchandising programs over a specified contractual period. In such cases, the Company amortizes the costs over the life of the underlying contract. The amortization of these costs, as well as other marketing and advertising costs that relate to discounts, rebates and certain sales incentives, are classified as a reduction in revenue in accordance with EITF 01-9. Advertising and marketing costs, included in selling, marketing and general and administrative expenses, amounted to $72 million, $61 million and $87 million in 2002, 2001 and 2000, respectively.

      Research and Development Costs: Research and development costs are expensed as incurred. Research and development costs were not material in 2002, 2001 and 2000.

      Stock-Based Compensation: The Company uses the intrinsic value method of accounting for stock options granted to employees, and accordingly does not recognize compensation expense if the exercise price of the Company’s stock options is equal to or greater than the market price of the underlying stock on the date of grant. The Company has decided to adopt the fair value method of accounting for stock options in the first quarter of 2003. See Note 12 for pro-forma information on the impact of the fair value method of accounting for stock options.

      Income Taxes: Deferred income taxes are recognized for the income tax effect of temporary differences between financial statement carrying amounts and the income tax bases of assets and liabilities. Income taxes, which would be due upon the repatriation of foreign subsidiary earnings, have not been provided where the undistributed earnings are considered indefinitely invested. A valuation allowance is provided for deferred income tax assets for which it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefits from these assets.

      Earnings per Common Share: Basic earnings per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the year. The basic weighted-average number of common shares outstanding was 56.1 million for 2002 and 55.9 million for both 2001 and 2000. Diluted earnings per common share is calculated using the weighted-average number of common and common equivalent shares outstanding during the year. Potential common shares are excluded from the computation in periods in which they have an anti-dilutive effect. The difference between basic and diluted

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings per common share for the Company is solely attributable to stock options. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect. For 2002, 2001 and 2000, options for 1.1 million, 1.9 million and 2.5 million shares, respectively, were excluded from the diluted earnings per common share calculation because they were anti-dilutive. The diluted weighted-average number of common and common equivalent shares outstanding was 56.6 million for 2002, 56.3 million for 2001 and 56.0 million for 2000.

      Comprehensive Income: Other comprehensive income is comprised of changes to shareholders’ equity, other than contributions from or distributions to shareholders, excluded from the determination of net income under accounting principles generally accepted in the United States of America. The Company’s other comprehensive income is principally comprised of unrealized foreign currency translation gains and losses, unrealized gains and losses on cash flow hedging instruments and additional minimum pension liability. Comprehensive income is presented in the Company’s Consolidated Statements of Shareholders’ Equity.

      Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and highly liquid investments, primarily money market funds and time deposits, with original maturities of three months or less.

      Grower Advances: Grower advances are stated at the gross advance amount less allowances for potential uncollectible balances. Such advances are generally secured by productive assets.

      Inventories: Inventories are valued at the lower of cost or market. Cost is determined principally on a first-in, first-out basis and includes materials, labor and overhead. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

      Investments: Investments in affiliates and joint ventures with ownership of 20% to 50% are recorded using the equity method, provided the Company has the ability to exercise significant influence. All other non-consolidated investments are accounted for using the cost method. At December 28, 2002 and December 29, 2001, substantially all of the Company’s investments relate to equity method investments. The Company accounts for investments in equity securities that have readily determinable fair values and debt securities as available-for-sale. Unrealized gains and losses, net of tax, on available-for-sale investments are reflected in accumulated other comprehensive loss. At December 28, 2002 and December 29, 2001, the Company did not hold any available-for-sale securities.

      Property, Plant and Equipment: Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of these assets. The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset is compared to the asset’s carrying amount. If this comparison indicates that there is an impairment, the amount of the impairment is calculated by comparing the carrying value to discounted expected future cash flows or comparable market values, depending on the nature of the asset. All long-lived assets, for which management has committed itself to a plan of disposal by sale, are reported at the lower of carrying amount or fair value less cost to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until the date of disposal.

      In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 144 (“FAS 144”), Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and amends other guidance related to the accounting and reporting of long-lived assets. The Company adopted FAS 144 as of December 30, 2001, the first day of its 2002 fiscal year. The adoption of FAS 144 did not have a material impact on the Company’s financial condition or results of operations.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Goodwill: Goodwill represents the excess cost of a business acquisition over the fair value of the net identifiable assets acquired. The Company adopted Statement of Financial Accounting Standards No. 142 (“FAS 142”), Goodwill and Other Intangible Assets, effective December 30, 2001, the first day of its 2002 fiscal year. As a result, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain impairment indicators arise. Goodwill amortization expense for 2001 and 2000 totaled $11 million and $12 million, respectively.

      In the second quarter of 2002, the Company completed its transitional goodwill impairment review resulting in a non-cash impairment charge of $120 million, which has been reflected in the Consolidated Statements of Income as a cumulative effect of a change in accounting principle. Additionally, the 2001 and 2000 financial statements have been revised to include the transitional disclosures required by FAS 142 (see Note 9).

      Financial Instruments: The Company’s financial instruments are primarily comprised of short-term trade and grower receivables, notes receivable and notes payable, as well as long-term grower receivables, notes receivable, notes payable and debentures. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company’s financial instruments are not materially different from their recorded amounts as of December 28, 2002 and December 29, 2001.

      Effective December 31, 2000, the first day of its 2001 fiscal year, the Company adopted Statement of Financial Accounting Standards No. 133 (“FAS 133”), Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No.133. FAS 133 requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be reported at fair value with changes in fair value recognized in earnings or other comprehensive income. Recognition depends on whether the derivative is designated and effective as part of a hedge transaction and on the type of hedge transaction (fair value or cash flow). Gains or losses on derivative instruments recorded in other comprehensive income must be reclassified to income during the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges impacts earnings as incurred.

      The Company’s derivative instruments, as defined by FAS 133, consisted of foreign currency exchange forwards. The Company enters into foreign currency exchange forward contracts to reduce its risk related to anticipated working capital collections and payments denominated in foreign currencies. At December 28, 2002, these contracts are denominated in Japanese yen and are designated as cash flow hedges under FAS 133. The Company’s foreign currency exchange forwards, in an aggregate outstanding notional amount of $78 million, were designated and effective as hedges of future cash flows. The fair value of the Company’s outstanding foreign currency exchange forwards totaled $(0.9) million and $15 million as of December 28, 2002 and December 29, 2001, respectively, and were included as a component of accumulated other comprehensive loss in shareholders’ equity. Settlement of these contracts will occur in 2003. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

      Foreign Exchange: For subsidiaries with transactions denominated in currencies other than their functional currency, net foreign exchange transaction gains or losses are included in determining net income. These transactions resulted in a net gain of $19 million in 2002, and net losses of $3 million and $8 million in 2001 and 2000, respectively. Net foreign exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries whose functional currency is not the U.S. dollar are recognized as a component of accumulated other comprehensive loss in shareholders’ equity. The impact of such foreign exchange differences has been excluded from the applicable changes in operating assets and liabilities, and the

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impact on cash has been reflected on the effect of foreign exchange rate changes line as shown in the Consolidated Statements of Cash Flows.

      Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements. Management’s use of estimates also affects the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Reclassifications: Certain prior year amounts have been reclassified to conform with the 2002 presentation. These reclassifications had no impact on previously reported net income or total shareholders’ equity.

      Recently Issued Accounting Pronouncements: In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 (“FAS 143”), Accounting for Asset Retirement Obligations. This standard provides accounting guidelines for the cost of legal obligations associated with the retirement of long-lived assets. FAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. The resulting net cost is then depreciated over the remaining life of the underlying long-lived asset. FAS 143 is effective for fiscal years beginning after June 15, 2002. As required, the Company will adopt the provisions of FAS 143 on December 29, 2002, the first day of its 2003 fiscal year. The Company does not expect the adoption of FAS 143 to have a material impact on its financial condition or results of operations.

      In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 (“FAS 145”), Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. FAS 145 rescinds both Statement of Financial Accounting Standards No. 4 (“FAS 4”), Reporting Gains and Losses from Extinguishment of Debt, and Statement of Financial Accounting Standards No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. In so doing, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless the criteria in Accounting Principles Board Opinion No. 30 (“APB 30”), Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, are met. FAS 145 amends Statement of Financial Accounting Standards No. 13 (“FAS 13”), Accounting for Leases, to require that certain lease modifications that have economic effects similar to sale-leaseback transactions are accounted for in the same manner as sale-leaseback transactions. FAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of FAS 145 related to the rescission of FAS 4 are effective for fiscal years beginning after May 15, 2002. The provisions of FAS 145 related to the amendment of FAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of FAS 145 are effective for financial statements issued on or after May 15, 2002. The Company early adopted the provisions of FAS 145 and included losses from early retirement of debt of $3.4 million for the year ended December 28, 2002 in other (expense) income — net in the Consolidated Statements of Income.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“FAS 146”), Accounting for Costs Associated with Exit or Disposal Activities. FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)(“EITF 94-3”). This statement requires that the fair value of an initial liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when the entity commits to an exit plan, thereby eliminating the definition and requirements for recognition of exit costs. The provisions of FAS 146 are effective for exit or disposal activities that are initiated

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after December 31, 2002. The Company is in the process of evaluating the impact of this statement and does not expect the adoption of FAS 146 to have a material impact on the Company’s financial condition or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 specifically identifies certain obligations that are excluded from the provisions related to recognizing a liability at inception, however, these guarantees are subject to the disclosure requirements of FIN 45. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all annual periods ending after December 15, 2002. The Company has included the necessary disclosures in Note 15, Leases and Other Commitments, and Note 16, Contingencies. The Company does not expect the adoption of the recognition requirements of FIN 45 in 2003 to have a material impact on the Company’s financial condition or results of operations.

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“FAS 148”), Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. FAS 148 amends Statement of Financial Accounting Standards No. 123 (“FAS 123”), Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends certain disclosure requirements of FAS 123. FAS 148 is effective for fiscal years ending after December 15, 2002. As discussed in Note 12, the Company has decided to adopt the fair value method of accounting for stock-based employee compensation in the first quarter of 2003. The Company will apply the prospective method of adoption outlined in FAS 148. The prospective method applies the recognition provisions of FAS 123 to all employee awards granted, modified or settled after the beginning of the fiscal years in which the recognition provisions are first applied. The Company does not expect the adoption of FAS 148 to have a material impact on the Company’s financial condition or results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. This standard clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and addresses consolidation by business enterprises of variable interest entities (more commonly known as Special Purpose Entities or SPEs). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN 46 also significantly enhances the disclosure requirements related to variable interest entities. This statement is effective for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003 for all interests in variable interest entities acquired before February 1, 2003. Consolidation of the Company’s off-balance sheet leases, if required by the statement, would increase assets and liabilities on the consolidated balance sheet by approximately $50 million. The Company is currently in the process of evaluating the impact of this statement on its financial condition and results of operations.

Note 3 — Discontinued Operations

      On November 28, 2001, the Company disposed of its 97% interest in the capital stock of Cervecerìa Hondureña S.A., a Honduran corporation principally engaged in the beverage business in Honduras (“CHSA” or the “Honduran beverage business”). Such interest in CHSA had been held by two subsidiaries of the Company. The disposition was accomplished by means of a stock exchange transaction in which the Company acquired a subsidiary of South African Breweries plc (“SAB”) that held as its sole asset $537 million in cash. The Company received $561 million as consideration for the disposition of CHSA,

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprised of $537 million in cash and $24 million of intercompany debt forgiveness between CHSA and a subsidiary of the Company.

      The Company’s Consolidated Financial Statements and Notes to Consolidated Financial Statements for 2001 and 2000 have been restated to reflect the Honduran beverage business as a discontinued business segment in accordance with APB 30.

      Summarized financial information for the discontinued operations, through November 28, 2001, is as follows (in thousands):

	2001	2000

Revenues	$239,006	$260,604

Income before income taxes	$23,648	$43,855
Income taxes	4,792	12,290

Income from discontinued operations, net of income taxes	$18,856	$31,565

Gain on disposal of discontinued operations, net of income taxes of $128 million	$168,626

      Income before income taxes includes an interest expense allocation of $7 million in both 2001 and 2000. The allocation was based on the ratio of net assets of discontinued operations to consolidated net assets, plus consolidated debt other than debt directly attributed to discontinued operations assumed and debt that was directly attributed to other operations of the Company.

Note 4 — Business Dispositions

      On October 1, 2002, the Company sold its wholly owned subsidiary, Saman S.A. (“Saman”), for $6.2 million in cash, net of cash on hand at the date of sale. Saman is a European dried fruit and nut processor held for sale since 2001. The financial results of Saman are included in the packaged foods reporting segment through the effective date of disposal. In the third quarter of 2002, the Company recorded a loss on the sale of approximately $4.1 million, net of transaction expenses. The loss is included in selling, marketing and general and administrative expenses in the Consolidated Statements of Income. Revenues related to Saman for 2002, 2001 and 2000 were $27 million, $50 million and $64 million, respectively. Operating losses related to Saman for 2002 and 2001 were $4 million and $1 million, respectively, and operating income for 2000 was $0.7 million.

      In September 2002, the Company sold all of its 91% interest in and outstanding loans due from Pascual Hermanos, S.A. (“Pascual Hermanos”), a Spanish corporation held for sale since 2001, for approximately $18.1 million, net of cash on hand at the date of sale. The financial results of Pascual Hermanos are included in the fresh vegetables reporting segment through the effective date of disposal. In the third quarter of 2002, the Company recorded a gain on this sale of approximately $4.3 million, net of transaction expenses. The gain is included in selling, marketing and general and administrative expenses in the Consolidated Statements of Income. Revenues related to Pascual Hermanos for 2002, 2001 and 2000 were $26 million, $45 million and $51 million, respectively. Operating income related to Pascual Hermanos for 2002 and 2001 was $4 million and $1 million, respectively, and operating losses for 2000 were $1 million.

      On September 27, 2000, the Company sold the assets of its citrus operations located in California and Arizona for approximately $55 million. Production assets were transferred to the buyer in the third quarter of 2000 for net cash proceeds of $45 million, resulting in a net gain of $8 million. The remaining $10 million of proceeds were for secured grower contracts, approximately half of which were transferred to the buyer in the fourth quarter of 2000, resulting in a net gain of $1 million. The combined $9 million net gain has been

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported on a separate line in the Consolidated Statements of Income. Title to the remaining grower contracts was transferred at an amount approximating book value in the first quarter of 2001. The citrus operations had revenues and operating losses of $28 million and $0.3 million, respectively, in 2000.

Note 5 — Other Gains and Charges

      Gain on Investment in Available-For-Sale Securities: During the first quarter of 2001, the Company invested in available-for-sale securities with an aggregate cost of $26 million. The securities were sold during the second quarter of 2001 for $34 million, resulting in a nonoperating gain of $8 million. The $8 million gain is recorded in other (expense) income — net in the Consolidated Statement of Income for 2001. For segment reporting purposes, this gain is included in the Corporate and other segment.

      Business Downsizing Charges: In the third quarter of 2000, the Company initiated a plan to downsize its fresh fruit operations, including the complete shutdown of certain activities, due to continuing oversupply and other market conditions affecting the Company’s fresh fruit segment. In connection with its plan, the Company recorded a $46 million charge, which was reported in cost of products sold in the Consolidated Statements of Income. The $46 million charge included costs to reduce the Company’s existing productive capacity in its banana operations in Latin America and Asia, as well as costs to shut down its melon and citrus farming activities in Honduras and the downsizing of its distribution network in Europe. In its Latin America banana operations, the Company closed certain production sites, severed some employee arrangements, terminated some contracts with independent growers, and divested its controlling interest in a production joint venture in South America. In its Asian banana operations, the Company exited production on certain agricultural lands and terminated some employees and contracts with independent growers. In its European operations, the Company reduced its workforce, primarily in northern Europe. The $46 million charge had been fully utilized by December 28, 2002. A total of 4,880 employees in the Company’s operations have been severed as of December 28, 2002.

      In the first quarter of 2001, the Company effected the divestiture of its controlling interest in a banana production joint venture in South America. In its $46 million charge in the third quarter of 2000, the Company recognized asset impairments related to this divestiture totaling $8 million, primarily for goodwill. Upon divestiture, the Company recognized an additional $5 million of asset write-offs in its fresh fruit segment.

      During the second and third quarters of 2001, the Company implemented business reconfiguration programs resulting in $133 million of expenses that were recognized as a component of cost of products sold in the Consolidated Statements of Income. Of the $133 million of expenses, $28 million was recognized in the second quarter of 2001 for the shutdown and related asset sales of the Company’s California deciduous and Pacific Northwest apples operations, which included packinghouses, ranches and orchards in California and Washington. The remaining $105 million was recognized in the third quarter of 2001 and included costs associated with the planned divestiture of the Company’s Pascual Hermanos vegetables subsidiary in Spain and certain other non-core businesses in Europe, as well as the downsizing of banana and flower operations in Latin America and banana production in the Philippines. The assets impacted by these reconfiguration programs were to be disposed of either by sale or closure. In connection with these reconfiguration programs, 2,906 management and production employees in the Company’s operations were initially identified for termination. The majority of the employees identified for termination worked in Pascual Hermanos and the banana and fresh-cut flowers businesses in Latin America.

      As discussed in Note 4, the Company sold all of its interest in Pascual Hermanos in the third quarter of 2002. As part of this transaction, the buyer relieved the Company of approximately $20 million of severance liabilities related to Pascual Hermanos employees. As a result, the Company included the severance accruals as part of the net assets in the computation of the sale calculation. Approximately 1,500 employees of the 2,906 employees that were originally identified for termination by the Company worked at Pascual Hermanos.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 28, 2002, all employees, excluding the employees of Pascual Hermanos whose employment was assumed by the new owner of Pascual Hermanos, had been severed under the Company’s 2001 reconfiguration program. The remaining employee severance accrual at December 28, 2002 relates to unpaid severance costs for terminated employees.

      The amounts recorded, utilized and accrued as of December 28, 2002 in each asset, liability and expense category for the 2001 business reconfiguration programs were as follows (in thousands):

				Accrued as of
				December 28,
	2001 Expense	Adjustments	Utilized to Date	2002

Property, plant and equipment	$60,527	$—	$60,527	$—
Goodwill	4,246	—	4,246	—
Long-term advances	6,881	—	6,881	—
Receivables and other assets	18,882	—	18,882	—
Accrued costs:
Employee severance	31,878	(20,079)	11,133	666
Contract terminations	4,292	(386)	3,755	151
Other accrued costs	5,978	(679)	2,042	3,257

Total business reconfiguration costs	$132,684	$(21,144)	$107,466	$4,074

      Of the total $133 million reconfiguration expense, the Company recognized approximately $90 million in non-cash charges and made cash payments of approximately $17 million through December 28, 2002. Adjustments represent accruals, including the severance accrual discussed above, that were no longer required as a result of the sale of Pascual Hermanos.

      Hurricane Mitch Insurance Proceeds: In 2000, the Company received insurance proceeds of $53 million in final settlement of substantially all insurance claims related to losses sustained from Hurricane Mitch (“Mitch”), which devastated portions of Latin America in the fourth quarter of 1998. These proceeds were partially offset by $10 million in rehabilitation and other Mitch-related costs. The net proceeds, which have been reported on a separate line in the Consolidated Statements of Income, were $43 million in 2000.

Note 6 — Income Taxes

      Income tax expense (benefit) was as follows (in thousands):

	2002	2001	2000

Current
Federal, state and local	$29,625	$1,213	$1,432
Foreign	7,676	10,788	13,668

	37,301	12,001	15,100

Deferred
Federal, state and local	13,424	17,856	6,379
Foreign	3,064	(509)	(1,932)

	16,488	17,347	4,447

	$53,789	$29,348	$19,547

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pretax earnings attributable to foreign operations were $225 million, $15 million and $14 million, for 2002, 2001 and 2000, respectively. Undistributed earnings of foreign subsidiaries, which are intended to be indefinitely invested, aggregated $1.4 billion at December 28, 2002. It is not currently practicable to estimate the tax liability that might be payable if these foreign earnings were repatriated.

      The Company’s reported income tax expense on continuing operations differed from the expense calculated using the U.S. federal statutory tax rate for the following reasons (in thousands):

	2002	2001	2000

Expense computed at U.S. federal statutory income tax rate of 35%	$73,495	$(2,706)	$19,473
Foreign income taxed at different rates	(37,469)	(6,906)	(5,995)
Dividends from subsidiaries	—	116	—
State and local income tax, net of federal income tax benefit	9,742	5,960	1,698
Valuation allowances	12,756	33,727	7,479
Refund of prior years’ taxes	(5,008)	—	(3,376)
Other	273	(843)	268

Reported income tax expense	$53,789	$29,348	$19,547

      Total income tax cash payments, net of refunds, for 2002, 2001 and 2000 were $95 million, $18 million and $18 million, respectively.

      Deferred tax assets (liabilities) were comprised of the following (in thousands):

	2002	2001

Operating accruals	$37,312	$67,216
Depreciation and amortization	14,160	(13,053)
Inventory valuation methods	2,586	2,316
Effect of differences between book values assigned in prior acquisitions and historical tax values	(33,445)	(28,894)
Postretirement benefits	30,029	8,750
Tax credit carryforwards	18,388	11,674
Net operating loss carryforwards	26,614	20,151
Asset impairments	5,835	7,740
Valuation allowances	(63,722)	(50,966)
Other, net	(3,374)	(10)

	$34,383	$24,924

      The Company has gross net operating loss carryforwards of $88.8 million at December 28, 2002. The Company has recorded deferred tax assets of $26.6 million for foreign net operating loss carryforwards, which, if unused, will expire between 2003 and 2012.

      A valuation allowance was established to offset the deferred tax assets related to certain deferred taxes in foreign jurisdictions. The entire valuation allowance is included in non-current deferred tax assets. The Company has deemed it more likely than not that future taxable income in the relevant foreign taxing jurisdictions will not be sufficient to realize the related income tax benefits for these assets.

      The tax credit carryforward amount of $18.4 million is primarily comprised of foreign tax credits, which can be utilized to reduce regular tax liabilities, which, if unused, will expire in 2006.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total deferred tax assets and deferred tax liabilities were as follows (in thousands):

	2002	2001

Deferred tax assets	$208,618	$223,113
Deferred tax asset valuation allowance	(63,722)	(50,966)

	144,896	172,147
Deferred tax liabilities	(110,513)	(147,223)

Net deferred tax assets	$34,383	$24,924

Current deferred tax assets consist of:
Deferred tax assets	$36,859	$46,053
Deferred tax liabilities	(17)	—

Net current deferred tax assets	36,842	46,053
Non-current deferred tax liabilities consist of:
Deferred tax assets, net of valuation allowance	108,037	126,094
Deferred tax liabilities	(110,496)	(147,223)

Net non-current deferred tax liabilities	(2,459)	(21,129)

Net deferred tax assets	$34,383	$24,924

      Net non-current deferred tax liabilities are included in other long-term liabilities in the Consolidated Balance Sheets.

      The Company is subject to examination by taxing authorities in the various jurisdictions in which it files tax returns. Matters raised upon audit may involve substantial amounts and could be material if resolved unfavorably. However, as of December 28, 2002, management considered it unlikely that the resolution of any such matters would have a material adverse effect upon the Company’s financial condition or results of operations.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Details of Certain Assets and Liabilities

      Details of receivables and inventories were as follows (in thousands):

	2002	2001

Receivables
Trade	$462,652	$466,329
Notes and other	68,538	110,763
Grower advances	34,924	31,935
Other	10,251	12,227

	576,365	621,254
Allowance for doubtful accounts	(70,938)	(89,331)

	$505,427	$531,923

Inventories
Finished products	$180,580	$157,776
Raw materials and work in progress	111,725	110,989
Crop growing costs	59,672	55,251
Operating supplies and other	58,935	62,083

	$410,912	$386,099

      Accrued liabilities as of December 28, 2002 and December 29, 2001 included $104 million and $94 million, respectively, of employee-related costs and benefits, $68 million and $65 million, respectively, of amounts due to growers, $47 million and $52 million, respectively, of marketing and advertising costs, and $39 million and $41 million, respectively, of materials and supplies costs. Also included in accrued liabilities at December 29, 2001 is $68 million of income taxes payable, principally related to the sale of the Honduran beverage business. Remaining amounts included in accrued liabilities are comprised of individually insignificant balances in comparison with total current liabilities and aggregated to $190 million and $218 million at December 28, 2002 and December 29, 2001, respectively.

      Other long-term liabilities were as follows (in thousands):

	2002	2001

Accrued postretirement and other employee benefits	$207,859	$160,238
Accrued taxes	161,612	144,988
Other	57,142	64,049

	$426,613	$369,275

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Property, Plant and Equipment

      Major classes of property, plant and equipment were as follows (in thousands):

	2002	2001

Land and land improvements	$400,711	$418,063
Buildings and improvements	383,084	344,893
Machinery and equipment	1,058,953	925,230
Equipment under capital leases	40,460	25,400
Construction in progress	61,340	86,084

	1,944,548	1,799,670
Accumulated depreciation	(917,983)	(882,445)

	$1,026,565	$917,225

      Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Years

Land improvements	5 to 40
Buildings and improvements	3 to 50
Machinery and equipment	2 to 35
Equipment under capital leases	Shorter of useful life
or life of lease

      Depreciation expense for 2002, 2001 and 2000 totaled $108 million, $97 million and $104 million, respectively.

Note 9 — Goodwill

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (“FAS 141”), Business Combinations, and No. 142 (“FAS 142”), Goodwill and Other Intangible Assets. These statements, among other things, eliminate the pooling of interests method of accounting for business combinations as of June 30, 2001, eliminate the amortization of goodwill for all fiscal years beginning after December 15, 2001, and require that goodwill be reviewed annually, or more frequently if impairment indicators arise, for impairment. The Company adopted FAS 141 and FAS 142 with respect to new goodwill as of July 1, 2001 and adopted FAS 142 with respect to existing goodwill as of December 30, 2001, the first day of its 2002 fiscal year. The adoption of FAS 141 did not impact the Company’s financial condition or results of operations. Upon the adoption of FAS 142, the Company ceased amortizing existing goodwill.

      During the second quarter of 2002, the Company completed the two-step process of the transitional goodwill impairment test prescribed in FAS 142 with respect to existing goodwill. The first step of the transitional goodwill impairment test involved a comparison of the fair value of each of the Company’s reporting units, as defined under FAS 142, with its carrying amount. If the carrying amount exceeded the fair value of a reporting unit, the Company was required to perform the second step of the transitional goodwill impairment test. As a result of the outcome of the first step relative to the fresh-cut flowers reporting unit, the Company was required to perform the second step of the transitional goodwill impairment test for this reporting unit. The second step involved comparing the implied fair value of the fresh-cut flowers reporting unit’s goodwill to its carrying value to measure the amount of impairment. The transitional goodwill impairment test resulted in the Company recognizing a non-cash transitional goodwill impairment charge of $120 million related entirely to the fresh-cut flowers reporting unit. As required by FAS 142, the $120 million

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

charge is reflected as a cumulative effect of a change in accounting principle in the Company’s Consolidated Statement of Income for the year ended December 28, 2002. There was no income tax effect on the impairment charge as the charge primarily related to goodwill in foreign operations where the Company believes it is more likely than not that future taxable income in these operations will not be sufficient to realize the related income tax benefits associated with the charge. The charge represented a total write-off of the goodwill in the fresh-cut flowers reporting unit. The fair value of the fresh-cut flowers reporting unit was determined based on discounted cash flows that the business expects to generate in the future. The circumstances leading to the goodwill impairment in the fresh-cut flowers reporting unit include the fact that the flower industry is less attractive than the Company had expected in 1998 when it made its acquisitions in this industry and that the Company’s progress in integrating the acquired businesses has been slower than expected.

      The following presents a reconciliation of reported net income and earnings per share from continuing operations, adjusted to exclude goodwill amortization (in thousands, except per share amounts). The goodwill amortization associated with discontinued operations was immaterial.

	2001	2000

(Loss) income from continuing operations, net of income taxes, as reported	$(37,078)	$36,090
Add: goodwill amortization	11,408	12,400

Adjusted net (loss) income from continuing operations	$(25,670)	$48,490

(Loss) earnings per common share from continuing operations, as reported — basic	$(0.66)	$0.65
Add: goodwill amortization	0.20	0.22

Adjusted (loss) earnings per common share from continuing operations — basic	$(0.46)	$0.87

(Loss) earnings per common share from continuing operations, as reported — diluted	$(0.66)	$0.65
Add: goodwill amortization	0.20	0.22

Adjusted (loss) earnings per common share from continuing operations — diluted	$(0.46)	$0.87

      The following table displays the changes in the carrying amount of goodwill by operating segment for the year ended December 28, 2002 (in thousands):

	Balance			Foreign	Balance
	December 29,	Impairment		Exchange	December 28,
	2001	Charge	Dispositions	and Other	2002

Fresh fruit	$132,553	$—	$—	$(473)	$132,080
Packaged foods	3,476	—	(3,476)	—	—
Fresh-cut flowers	119,917	(119,917)	—	—	—

	$255,946	$(119,917)	$(3,476)	$(473)	$132,080

      The $3.5 million disposition of goodwill relates to the sale of Saman, as discussed in Note 4. There were no additions made to goodwill during the year.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Debt

      Long-term debt consisted of the following amounts (in thousands):

	2002	2001

Unsecured debt
7% notes due 2003.	$209,756	$300,000
6.375% notes due 2005.	300,000	300,000
7.25% notes due 2009.	400,000	—
7.875% debentures due 2013.	155,000	175,000
Various other notes due 2003 — 2005 at an average interest rate of 16.5% (17.3% in 2001)	4,382	7,828
Secured debt
Contracts and notes due 2003 — 2014, at an average interest rate of 4.5% (5.8% in 2001)	9,011	18,997
Capital lease obligation	37,857	25,400
Unamortized debt discount	(2,713)	(1,309)

	1,113,293	825,916
Current maturities	(230,813)	(9,792)

	$882,480	$816,124

      The Company estimates the fair value of its fixed interest rate unsecured debt based on current quoted market prices. The estimated fair value of unsecured notes (face value $1,065 million in 2002 and $775 million 2001) was approximately $1,063 million as of December 28, 2002 and $760 million as of December 29, 2001.

      In April 2002, the Company completed the sale and issuance of $400 million aggregate principal amount of 7.25% Senior Notes due 2009 (the “Original Notes”) at a discount of $2 million to face value. The Original Notes were sold in a private placement under Rule 144A and Regulation S promulgated by the Securities and Exchange Commission (“SEC”). The sale was exempt from the registration requirements of the Securities Act of 1933, as amended. The Company subsequently filed a registration statement with the SEC offering holders of the Original Notes the opportunity to exchange their Original Notes for publicly registered notes (the “Notes”) having substantially identical terms, except for certain restrictions on transfer that pertained only to the Original Notes. On July 23, 2002, this exchange offer expired; all of the Original Notes were tendered in the exchange offer and were accepted. Interest on the Notes will be paid semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2002. The Notes are unsecured senior obligations of the Company and rank equally with the Company’s outstanding senior unsecured debt.

      The Company’s issued notes and debentures place certain restrictions on the Company’s ability to issue secured debt. At December 28, 2002, the Company was in compliance with these restrictions.

      During the year ended December 28, 2002, the Company repurchased approximately $90 million of its $300 million 7% unsecured Senior Notes due in 2003 and approximately $20 million of its $175 million 7.875% unsecured debentures due in 2013. In connection with these repurchases, the Company recorded a loss on early retirement of debt of $3.4 million.

      In July 1998, the Company extended its five-year, $400 million revolving credit facility (the “Long-Term Facility”) to 2003. At the Company’s option, borrowings under the Long-Term Facility, which are unsecured, bear interest at certain percentages over the agent’s prime rate or the London Interbank Offered Rate (“LIBOR”). Provisions under the Long-Term Facility require the Company to comply with certain financial

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

covenants, which include a maximum permitted ratio of consolidated debt to net worth and a minimum required fixed charge coverage ratio. As of December 28, 2002, the Company was in compliance with these covenants. The Company may also borrow under uncommitted lines of credit at rates offered from time to time by various banks that may not be lenders under the Long-Term Facility. As of December 28, 2002 and December 29, 2001, the Company had no outstanding borrowings under its uncommitted lines of credit and no outstanding borrowings under the Long-Term Facility.

      In August 2002, the Company’s $200 million 364-day revolving credit facility expired. The Company had no borrowings under this facility during the year.

      Maturities with respect to long-term debt as of December 28, 2002 were as follows (in thousands):

Year	Amount

2003	$230,813
2004	24,946
2005	301,100
2006	310
2007	261
2008 and thereafter	555,863

Total	$1,113,293

      Interest payments on borrowings, excluding amounts related to discontinued operations, totaled $76 million, $72 million and $95 million during 2002, 2001 and 2000, respectively.

      Notes payable consist of short-term amounts due to various suppliers received by the Company in the normal course of business.

Note 11 — Employee Benefit Plans

      The Company has qualified and non-qualified defined benefit pension plans covering certain full-time employees. Benefits under these plans are generally based on each employee’s eligible compensation and years of service, except for certain hourly plans, which are based on negotiated benefits. In addition to pension plans, the Company has other postretirement benefit (“OPRB”) plans that provide certain health care and life insurance benefits for eligible retired employees. Covered employees may become eligible for such benefits if they fulfill established requirements upon reaching retirement age.

      For U.S. plans, the Company’s general policy is to fund the normal cost plus a 15-year amortization of the unfunded liability. Most of the Company’s international pension plans and all of its OPRB plans are unfunded.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The status of the Company’s defined benefit pension plans was as follows (in thousands):

			International
	U.S. Pension Plans		Pension Plans		OPRB Plans

	2002	2001	2002	2001	2002	2001

Change in projected benefit obligation
Benefit obligation at beginning of year	$279,680	$307,745	$32,663	$29,370	$70,864	$63,339
Service cost	2,281	3,684	2,003	1,996	113	110
Interest cost	19,311	22,074	3,664	3,790	4,802	4,343
Participant contributions	—	—	22	22	—	—
Plan amendments	—	—	—	1,977	—	(3,193)
Foreign exchange rate changes	—	—	(1,755)	(660)	—	—
Actuarial (gain) loss	(1,240)	(13,902)	(3,308)	(298)	2,450	12,139
Reduction in projected benefit obligation for plan freeze	—	(13,071)	—	(120)	—	—
Curtailments, settlements and terminations, net	—	—	(1,014)	814	—	—
Benefits paid	(26,594)	(26,850)	(3,155)	(4,228)	(6,213)	(5,874)

Benefit obligation at end of year	$273,438	$279,680	$29,120	$32,663	$72,016	$70,864

Change in plan assets
Fair value of plan assets at beginning of year	$263,118	$309,554	$2,232	$1,930	$—	$—
Actual return on plan assets	(25,409)	(22,437)	207	201	—	—
Company contributions	1,444	2,851	8,311	4,348	6,213	5,874
Participant contributions	—	—	22	22	—	—
Foreign exchange rate changes	—	—	(117)	(41)	—	—
Settlements	—	—	(5,183)	—	—	—
Benefits paid	(26,594)	(26,850)	(3,155)	(4,228)	(6,213)	(5,874)

Fair value of plan assets at end of year	$212,559	$263,118	$2,317	$2,232	$—	$—

Funded status	$(60,879)	$(16,562)	$(26,797)	$(30,431)	$(72,016)	$(70,864)
Unrecognized net loss (gain)	75,315	24,621	486	1,252	(6,250)	(5,734)
Unrecognized prior service cost (benefit)	47	2,132	2,769	3,706	(4,247)	(4,837)
Unrecognized net transition (asset) obligation	(51)	(97)	817	982	—	—

Net balance sheet asset (liability)	$14,432	$10,094	$(22,725)	$(24,491)	$(82,513)	$(81,435)

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			International
	U.S. Pension Plans		Pension Plans		OPRB Plans

	2002	2001	2002	2001	2002	2001

Net amount recognized in the Consolidated Balance Sheets
Prepaid benefit cost	$20,883	$17,580	$234	$18	$—	$—
Accrued benefit liability	(69,349)	(34,276)	(27,361)	(30,199)	(82,513)	(81,435)
Intangible asset	—	2,072	3,333	4,045	—	—
Accumulated other comprehensive loss	62,898	24,718	1,069	1,645	—	—

	$14,432	$10,094	$(22,725)	$(24,491)	$(82,513)	$(81,435)

	U.S. Pension
	Plans		International Pension Plans		OPRB Plans

	2002	2001	2002	2001	2002	2001

Rate assumptions:
Discount rate	6.75%	7.25%	6.75% to 20%	7.25% to 20%	6.75%	7.25%
Compensation increases	4.50%	4.50%	4.5% to 17.5%	4.5% to 17.5%	4.50%	4.50%
Rate of return on plan assets	9.25%	9.25%	9.25% to 15%	9.25% to 20%

      International plan discount rates, assumed rates of increase in future compensation and expected long-term return on assets differ significantly from the assumptions used for U.S. plans due to differences in the local economic conditions in which the international plans are based.

      The accumulated postretirement benefit obligation (“APBO”) for the Company’s OPRB plans in 2002 was determined using an assumed annual rate of increase in the per capita cost of covered health care benefits of 9% in 2003 decreasing to 5.5% in 2007 and thereafter. The annual rate of increase assumed in the 2001 APBO was 10% in 2002 decreasing to 5.5% in 2007 and thereafter. An increase in the assumed health care cost trend rate of one percentage point in each year would have increased the Company’s APBO as of December 28, 2002 by $9.7 million and would have increased the service and interest cost components of postretirement benefit expense for 2002 by $0.7 million, in aggregate. A decrease in the assumed health care cost trend rate by one percentage point in each year would have decreased the Company’s APBO as of December 28, 2002 by $9.1 million and would have decreased the service and interest cost components of postretirement benefit expense for 2002 by $0.6 million, in aggregate.

      The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $267 million, $263 million and $171 million, respectively, as of December 28, 2002, and $277 million, $270 million and $212 million, respectively, as of December 29, 2001.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of net periodic benefit cost for the U.S. and international plans were as follows (in thousands):

	Pension Plans			OPRB Plans

	2002	2001	2000	2002	2001	2000

Components of net periodic benefit cost
Service cost	$4,284	$5,680	$6,329	$113	$110	$225
Interest cost	22,975	25,864	26,383	4,802	4,343	4,862
Expected return on plan assets	(27,764)	(27,654)	(26,959)	—	—	—
Amortization of:
Unrecognized net loss (gain)	279	112	10	(126)	(1,476)	(1,473)
Unrecognized prior service cost (benefit)	476	572	337	(590)	(590)	(196)
Unrecognized net transition obligation (asset)	75	76	(75)	—	—	—
Curtailment, settlements and terminations, net	2,400	1,464	—	—	—	—

	$2,725	$6,114	$6,025	$4,199	$2,387	$3,418

      In 2001, the Company recognized $1 million for special termination benefits associated with the downsizing of banana operations in Asia. During 2001, the Company’s U.S. pension plans and a portion of its international pension plans were frozen. Effective January 1, 2002, no new pension benefit will accrue, with the exception of a transition benefit for long-term employees. The Company recognized curtailment losses of less than $1 million for the pension plan freeze. The $13 million associated with the reduction of the projected benefit obligation associated with the freezing of such plans was offset against unrecognized net loss.

      The Company offers defined contribution plans to eligible employees. Such employees may defer a percentage of their annual compensation primarily to supplement their retirement income. Some of these plans provide for Company contributions based on a percentage of each participant’s contribution, subject to a maximum contribution by the Company. Company contributions to its defined contribution plans totaled $10 million in 2002 and $7 million in both 2001 and 2000. The Company has doubled its match of the participant’s contribution to the U.S. defined contribution plan, effective January 1, 2002. The Company also provides postretirement benefits to the employees of certain of its international subsidiaries under various government-mandated plans. Accrued benefits and costs related to such plans totaled $21 million and $3 million at December 28, 2002 and for the year then ended, respectively.

      The Company is also party to various industry-wide collective bargaining agreements that provide pension benefits. Total contributions to these plans and direct payments to eligible participants were approximately $1 million in each of 2002, 2001 and 2000.

Note 12 —	Stock-Based Compensation

      Under the 1991 and 2001 Stock Option and Award Plans (the “Option Plans”), the Company can grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards and performance share awards to officers and key employees of the Company. Stock options generally vest over a three-year period or based on stock price appreciation and may be exercised for up to 10 years from the date of grant, as determined by the Corporate Compensation and Benefits Committee of the Company’s Board of Directors. In 2001, all remaining options outstanding under the 1982 Stock Option and Award Plan expired.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the 1995 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”), each active non-employee director receives a grant of 1,500 non-qualified stock options (the “Options”) on February 15th (or the first trading day thereafter) of each year. The Options vest over three years and expire 10 years after the date of grant or upon early termination as defined by the plan agreement.

      The Company has a long-term incentive award plan that provides an award to employees upon achieving specific performance targets, including earnings per share and stock price performance. The awards can be paid in stock or cash at the discretion of the Corporate Compensation and Benefits Committee of the Company’s Board of Directors. During 2002, a total of 9,729 shares were awarded to employees for meeting certain performance targets of the plan.

      Changes in outstanding stock options were as follows (shares in thousands):

	Options Outstanding		Options Exercisable

		Weighted-		Weighted-
	Shares	Average Price	Shares	Average Price

January 1, 2000	3,309	$31.94	1,224	$33.85
Granted at market price	639	12.91
Granted above market price	74	34.20
Exercised	—	—
Cancelled	(327)	33.02

December 30, 2000	3,695	28.60	1,410	$33.71
Granted at market price	670	16.17
Exercised	(18)	13.63
Cancelled	(767)	31.19

December 29, 2001	3,580	25.79	2,059	$24.18
Granted at market price	986	26.59
Exercised	(320)	16.22
Cancelled	(238)	28.50

December 28, 2002	4,008	$26.59	2,275	$23.02

      The following tables summarizes information about stock options outstanding as of December 28, 2002 (shares in thousands):

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Years	Price	Exercisable	Price

$12.69 to $17.00	1,393	7.69	$14.52	1,311	$14.44
$22.20 to $27.49	1,104	7.19	26.22	288	26.13
$28.25 to $32.80	591	5.61	28.97	216	29.49
$38.50 to $54.81	920	4.17	43.78	460	42.49

$12.69 to $54.81	4,008	6.43	$26.59	2,275	$23.02

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted-average fair values of each stock option granted during 2002, 2001 and 2000 of $9.29, $5.34, $4.02, respectively, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000

Dividend yields	2.3%	2.5%	2.9%
Expected volatility	34.3%	33.7%	32.6%
Risk free interest rates	4.8%	5.0%	5.9%
Expected lives	7 years	7 years	7 years

      The Company accounts for employee stock-based compensation related to the Option Plans under Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. As the Company’s stock options were granted at or above market price on the date of grant, no compensation costs were recognized in the accompanying Consolidated Statements of Income for 2002, 2001 and 2000. Had compensation costs been determined under FAS 123, pro-forma net income and net income per common share would have been as follows (in thousands, except per share data):

	2002	2001	2000

Net income
As reported	$36,281	$150,404	$67,655
Pro-forma	$33,762	$148,053	$64,981
Earnings per common share — basic
As reported	$0.64	$2.69	$1.21
Pro-forma	$0.60	$2.65	$1.16
Earnings per common share — diluted
As reported	$0.64	$2.67	$1.21
Pro-forma	$0.60	$2.63	$1.16

      The Company has decided to expense the cost of employee stock options and, accordingly, will adopt the fair value method defined in FAS 123 in the first quarter of 2003. FAS 148 provides three alternatives for transitioning to the fair value method of accounting: the prospective method which recognizes the fair value expense for all awards granted in the year of adoption but not previous awards; the modified prospective method which recognizes the fair value expense for the unvested portion of all stock options granted, modified or settled since 1994 (i.e., the unvested portion of the prior awards or those granted in the year of adoption must be recorded using the fair value method); and the retroactive restatement method which is similar to the modified prospective method except that all prior periods are restated. The Company will apply the prospective method of adoption in FAS 148, and accordingly, all employee stock option grants or modifications from the first quarter 2003 and forward will be expensed over the stock option vesting period based on the fair value at the date the options are granted or modified. The Company does not anticipate significant changes to future option awards after the adoption of the fair value method. However, if the transaction described in Note 18 is consummated, the Company expects that no further options will be granted.

Note 13 —	Shareholders’ Equity

      The Company’s authorized share capital as of December 28, 2002 consisted of 80 million shares of no par value common stock of which approximately 56.2 million and 55.9 million were issued and outstanding as of December 28, 2002 and December 29, 2001, respectively, and 30 million shares of no par value preferred stock, issuable in series, none of which has been issued. As of December 28, 2002, approximately 5.6 million shares and 0.1 million shares of common stock were reserved for issuance under the Company’s Option Plans and Directors’ Plan, respectively. As of December 28, 2002, approximately 3.3 million shares

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remain authorized for repurchase under the Company’s existing stock repurchase program. No shares were repurchased during 2002, 2001 and 2000.

      The Company’s policy is to pay quarterly dividends on its common shares based on current and expected earnings, cash needs of the Company and future prospects. In December 2001, the Company’s Board of Directors approved an increase in the annual dividend paid to shareholders by 50% from 40 cents to 60 cents. As a result, effective the first quarter of 2002, quarterly dividends on common shares are paid at an annual rate of 60 cents per share. Total dividends for the years ended December 28, 2002, December 29, 2001 and December 30, 2000 amounted to $33.6 million, $22.3 million and $22.3 million, respectively.

Note 14 —	Business Segments

      The Company has four primary reportable operating segments: fresh fruit, fresh vegetables, packaged foods, and fresh-cut flowers. The fresh fruit segment contains several operating segments that produce and market fresh fruit to wholesale, retail and institutional customers worldwide. The fresh vegetables segment contains operating segments that produce and market commodity vegetables and ready-to-eat packaged vegetables to wholesale, retail and institutional customers primarily in North America, Europe and Asia. Both the fresh fruit and fresh vegetable segments sell produce grown by a combination of Company-owned and independent farms. The packaged foods segment contains several operating segments that produce and market packaged foods, including fruit, juices and snack foods. The Company’s fresh-cut flowers segment sources, imports and markets fresh-cut flowers, grown mainly in Colombia and Ecuador, primarily to wholesale florists and supermarkets in the United States. These reportable segments are managed separately due to differences in their products, production processes, distribution channels and customer bases.

      Management evaluates and monitors segment performance primarily through earnings on continuing operations before interest expense and income taxes (“EBIT”). EBIT is calculated by adding income taxes and interest expense to net income. Management believes that segment EBIT provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each segment in relation to the Company as a whole. EBIT is not defined under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered in isolation or as a substitute for net income or cash flow measures prepared in accordance with GAAP or as a measure of the Company’s profitability or liquidity. Additionally, the Company’s computation of EBIT may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBIT in the same fashion.

      Accounting policies of the four primary reportable operating segments, other operating segments, and Corporate and other are the same as those described in the summary of significant accounting policies.

      The results of operations and financial position of the four primary reportable operating segments, other operating segments, and corporate and other were as follows (in thousands):

	2002	2001	2000

Revenues from external customers
Fresh fruit	$2,772,758	$2,701,422	$2,756,256
Fresh vegetables	825,559	827,528	845,776
Packaged foods	588,991	556,143	560,365
Fresh-cut flowers	173,927	196,430	200,473
Other operating segments	30,838	33,298	37,243

	$4,392,073	$4,314,821	$4,400,113

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

EBIT
Fresh fruit	$217,844	$48,478	$1,536
Fresh vegetables	82,699	47,793	77,084
Packaged foods	64,905	43,684	56,877
Fresh-cut flowers	(5,925)	(18,717)	293
Other operating segments	713	(837)	(878)

Total operating segments	360,236	120,401	134,912
Corporate and other EBIT	(69,359)	(57,423)	11,170
Interest expense	(80,890)	(70,708)	(90,445)

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	$209,987	$(7,730)	$55,637

Assets
Fresh fruit	$1,509,424	$1,407,979	$1,494,214
Fresh vegetables	274,867	340,975	354,279
Packaged foods	347,395	355,499	573,864
Fresh-cut flowers	155,863	288,142	278,704
Other operating segments	10,575	8,963	21,546

Total operating segments	2,298,124	2,401,558	2,722,607
Corporate and other	738,728	366,264	78,727

	$3,036,852	$2,767,822	$2,801,334

Depreciation and amortization
Fresh fruit	$69,257	$70,512	$77,281
Fresh vegetables	13,179	14,557	14,308
Packaged foods	12,245	14,006	15,409
Fresh-cut flowers	6,166	9,578	9,176
Other operating segments	608	610	683
Corporate and other	6,221	8,691	8,486

	$107,676	$117,954	$125,343

Capital additions
Fresh fruit	$171,249	$58,853	$60,485
Fresh vegetables	13,523	16,770	13,012
Packaged foods	16,785	10,011	15,766
Fresh-cut flowers	2,629	31,297	15,864
Other operating segments	867	217	1,589
Corporate and other	28,620	2,604	3,839

	$233,673	$119,752	$110,555

      The adoption of EITF 01-9, in 2002, reduced previously reported revenues and selling, marketing and general and administrative expenses by $9 million, $46 million and $79 in the fresh fruit, fresh vegetables and

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

packaged foods operating segments, respectively, in 2001 and by $8 million, $40 million and $54 million in the fresh fruit, fresh vegetables and packaged foods operating segments, respectively, in 2000. The adoption had no impact on segment EBIT (see Note 2).

      Corporate and other EBIT includes general and administrative costs not allocated to operating segments. In 2000, Corporate and other EBIT included net Hurricane Mitch insurance proceeds of $43 million and a gain on the sale of citrus assets of $9 million.

      The Company’s revenues from external customers and net property, plant and equipment by geographic area were as follows (in thousands):

	2002	2001	2000

Revenues from external customers
United States	$2,117,889	$2,048,629	$2,029,992
Japan	559,256	516,317	594,823
Sweden	366,405	353,092	362,854
Germany	310,702	311,629	307,571
France	133,646	149,097	164,453
Italy	101,067	101,010	90,051
Other international	803,108	835,047	850,369

	$4,392,073	$4,314,821	$4,400,113

Property, plant and equipment, net
United States	$320,934	$332,614	$358,042
Oceangoing assets	192,820	76,597	62,261
Ecuador	79,859	67,287	60,333
Costa Rica	77,632	79,085	92,795
Philippines	74,370	76,978	70,775
Colombia	58,454	66,978	91,217
Other international	222,496	217,686	242,247

	$1,026,565	$917,225	$977,670

Note 15 —	Leases and Other Commitments

      The Company has obligations under non-cancelable operating leases, primarily for vessel charters and containers, as well as for certain equipment and office facilities. Certain agricultural land leases provide for increases in minimum rentals based on production. Lease payments under a significant portion of the Company’s operating leases are based on variable interest rates. Total rental expense, including rent related to cancelable and non-cancelable leases was $109 million, $126 million and $148 million (net of sublease income of $15 million, $13 million and $10 million) for 2002, 2001 and 2000, respectively. The Company capitalized equipment under capital leases of $15 million in 2002 and $25 million in 2001. The Company is required to maintain certain financial covenants, including minimum financial ratios, on both capitalized and operating leases, which, if not met, would require the Company to purchase the leased assets for amounts approximating its residual value.

      The Company has both purchase and renewal options under various off-balance sheet vessel, container and office leases. As of December 28, 2002, the Company’s maximum potential undiscounted future payments on residual value guarantees on such leases totaled approximately $140 million. These guarantees generally

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

become payable based on the difference, if any, between the fair market value of the leased asset at the lease termination date and the guaranteed residual value. At December 28, 2002, the fair market values of the underlying leased assets in each of these leases was greater than the applicable residual guarantees, and accordingly, no liability has been recorded for these guarantees. As disclosed in Note 2, the Company is currently in the process of evaluating the impact, if any, of the adoption of FIN 46 on its financial condition and results of operations. Consolidation of the Company’s off-balance sheet leases, if required by the statement, would increase assets and liabilities on the consolidated balance sheet by approximately $50 million.

      As of December 28, 2002, the Company’s aggregate non-cancelable minimum lease commitments, including residual value guarantees, before sublease income, were as follows (in thousands):

2003	$84,938
2004	119,752
2005	84,494
2006	27,260
2007	19,043
2008 and thereafter	110,188

Total	$445,675

      Total future sublease income is $38 million.

Note 16 — Contingencies

      The Company is a guarantor of indebtedness of certain key fruit suppliers and other entities integral to the Company’s operations. At December 28, 2002, the Company’s guarantees primarily comprise of guarantees for bank loans to its growers of $5 million, guarantees to foreign regulatory authorities of $21 million, and various commercial bank guarantees of $8 million.

      Grower guarantees represent guarantees of amounts advanced to independent growers that supply the Company with product. The advances are made under third party bank agreements, which are guaranteed by the Company. The Company carefully monitors amounts outstanding under the bank agreements and records an allowance for any amounts which it believes will not be recoverable from the growers. This determination includes assessing the financial strength of the growers, their historical payment history and the age of outstanding and unpaid advances.

      The Company also provides guarantees to various regulatory authorities, primarily in Europe, in order to comply with foreign regulations when operating businesses overseas. The most significant of these guarantees, for banana import license fees, are granted to the European Union member states’ agricultural authority. The Company’s subsidiaries obtain guarantees from commercial banks, which are then secured by the Company’s guarantee to the bank. The Company has not historically experienced any significant losses associated with these guarantees.

      The Company also provides various guarantees, mostly to foreign banks, in the course of its normal business operations to support the borrowings, leases and other obligations of its subsidiaries and key business partners. The Company has not historically experienced any significant losses associated with these guarantees.

      In connection with the acquisition of its 60% interest in Saba Trading AB in 1998, the Company has the right to purchase (the “call option”), at its sole discretion, the minority shareholders’ entire interest in Saba during either January 2004 or January 2008. In addition, each minority shareholder separately has the right to

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

require the Company to purchase (the “put option”) the shareholders’ interest during either February 2005 or February 2008. The call option price and the put option price are computed based upon formulas as specified in the agreements. In the event that each minority shareholder exercises its put option, the minimum aggregate price payable by the Company for these minority interests under these formulas would approximate $56 million at December 28, 2002.

      The Company is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. The Company has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. In the opinion of management, after consultation with outside counsel, the claims or actions to which the Company is a party are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s financial condition or results of operations.

      A significant portion of the Company’s legal exposure relates to lawsuits pending in the United States and in several foreign countries, alleging injury as a result of exposure to the agricultural chemical DBCP (1,2-dibromo-3-chloropropane). DBCP was manufactured by several chemical companies including Dow and Shell and registered by the U.S. government for use on food crops. The Company and other growers applied DBCP on banana farms in Latin America and the Philippines and on pineapple farms in Hawaii. Specific periods of use varied among the different locations. The Company halted all purchases of DBCP, including for use in foreign countries, when the U.S. EPA cancelled the registration of DBCP for use in the United States in 1979. That cancellation was based in part on the apparent link between male sterility and exposure to DBCP among factory workers producing the product in 1977, as well as early product testing done by the manufacturers showing testicular effects on animals exposed to DBCP. To date, there is no reliable evidence demonstrating that field application of DBCP led to sterility among farm workers, although that claim is made in the pending lawsuits. Nor is there any reliable scientific evidence that DBCP causes any other injuries in humans, although plaintiffs in the various actions assert claims based on cancer, birth defects and other general illnesses.

      Currently there are 793 lawsuits, in various stages of proceedings, alleging injury as a result of exposure to DBCP. Eleven of these lawsuits are currently pending in various jurisdictions in the United States, with the remainder pending in Latin America and the Philippines. In the United States, plaintiffs recently moved to re-open and remand to state court two previously dismissed cases pursuant to the United States Supreme Court’s decision in Dole Food Company, Inc. v. Patrickson. Plaintiffs have also moved to remand five other cases currently pending before the United States district courts in Texas and Louisiana as a result of the Patrickson decision. Claimed damages total approximately $19.6 billion, with the lawsuits in Nicaragua representing 79% of this amount. In almost all of these cases, the Company is a joint defendant with the major DBCP manufacturers and, typically, other banana growers. To date, none of these lawsuits has resulted in a verdict or judgment against the Company. However, as described below, a judgment has been rendered in a DBCP case in Nicaragua.

      In Nicaragua, the Company has been served in 31 of 311 pending cases, with the majority of the lawsuits brought pursuant to Law 364, an October 2000 Nicaraguan statute that contains substantive and procedural provisions that Nicaragua’s acting Attorney General formally opined are unconstitutional. Nine of the 31 cases served were consolidated into one case before a civil trial court in Managua, with the plaintiffs naming an entity denominated as “Dole Food Corporation Inc.” as a defendant. The Company is aware of no legal entity bearing that name, and the Company is certain that no such legal entity is related to the Company. As a result, the Company responded in these nine consolidated cases on behalf of Dole Fresh Fruit Company, a subsidiary

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the Company, which has been named as a defendant in other pending DBCP matters, including matters brought by Nicaraguan citizens. The Company paid a $100,000 non-refundable deposit to the Nicaraguan court, as required under Law 364, to participate in the litigation. On October 25, 2002, the civil trial court in Managua issued a ruling that Dole Fresh Fruit Company was not a party to the nine consolidated cases. Thereafter, counsel for Dole Fresh Fruit Company notified the court that no legal entity known as “Dole Food Corporation Inc.” exists and offered to appear on behalf of Dole Food Company, Inc. and to ratify all prior pleadings of Dole Fresh Fruit Company. On November 25, 2002, the civil trial court issued a ruling that Dole Food Company, Inc. is not a defendant in the nine consolidated cases.

      On December 13, 2002, the Nicaraguan civil trial court entered a judgment in the aggregate amount of $489 million on behalf of 468 plaintiffs against Dow Chemical Company, also known as Dow AgroSciences, Shell Chemical Company, Standard Fruit and Vegetable Company and “Dole Food Corporation Inc.” in the nine consolidated actions. Because the civil trial court had held that the Company is not a defendant in the case, the court also ordered that the Company’s $100,000 deposit be returned. Standard Fruit and Vegetable Company is a Texas corporation that is wholly unrelated to the Company. On May 14, 2003, an action was filed in Los Angeles County Superior Court against The Dow Chemical Company, Shell Chemical Company, and Dole Food Company, Inc. to enforce the Nicaraguan judgment.

      The Company believes that the Nicaraguan civil trial court’s judgment will not be enforceable against any Dole entity in the U.S. or in any other country, because no Dole entity has been named in the judgment and Nicaragua’s Law 364 is unconstitutional and violates international due process. Among other things, Law 364 is an improper “special law” directed at particular parties, it requires defendants to pay large, non-refundable deposits in order to participate in the litigation, it provides a severely truncated procedural process, it establishes irrebutable presumption of causation that are contrary to the evidence and scientific data, and it sets unreasonable minimum damages that must be awarded. In addition, although the Company sought to participate in the case, the Nicaraguan civil trial court ruled that the Company would not be heard and that the Company’s legal motions and papers would not be considered. Finally, as previously noted, the civil trial court ruled that neither Dole Food Company, Inc. nor Dole Fresh Fruit Company is a defendant in the case. For these reasons, the Company does not believe a U.S. court or that of any other nation would enforce this judgment.

      As to all the DBCP matters, the Company has denied liability and asserted substantial defenses. Although no assurance can be given concerning the outcome of these cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, the pending lawsuits are not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 17 — Related Party Transactions

      In September 1998 the Company acquired 60% of Saba Trading AB, a Swedish company. The remaining 40% minority interest is held 25% by another Swedish company and 15% by a Swedish co-op. As part of its normal operations, Saba routinely sells fresh fruit, vegetables and flowers to certain entities in which these minority shareholders are principal owners. Revenues from the Swedish company-related entities were $72 million, $57 million and $65 million in 2002, 2001 and 2000, respectively. Revenues from the co-op related entities were $139 million, $129 million and $133 million in 2002, 2001 and 2000, respectively. Amounts due from the Swedish company and co-op related entities were $8.1 million and $9.6 million, respectively, at December 28, 2002 and $4.4 million and $8.6 million, respectively, at December 29, 2001.

      David H. Murdock, the Company’s Chairman and Chief Executive Officer, owns Castle & Cooke, Inc. (“Castle”) as well as a transportation equipment leasing company, a private dining club and a private country club, which supply products and provide services to numerous customers and patrons. During fiscal 2002, 2001 and 2000, the Company paid Mr. Murdock’s companies an aggregate of approximately $4 million, $3 million

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and $2 million, respectively, primarily for the rental of truck chassis, generator sets and warehousing services. Castle purchased approximately $0.4 million, $0.2 million and $0.3 million of products from the Company in 2002, 2001 and 2000, respectively.

      In October 2001, the Company and Castle entered into an agreement to replace an aircraft held 50% by each party. The ownership percentage in the new aircraft is 68% by the Company and 32% by Castle. Under co-ownership agreements, the Company and Castle have agreed that each party would be responsible for the direct costs associated with its use of these aircraft, and that all other indirect costs would be shared in proportion to each party’s ownership percentage. During 2002, 2001 and 2000, the Company’s proportionate share of the direct and indirect costs for these aircraft was $0.9 million, $1.3 million and $1.0 million, respectively.

Note 18 — Going Private Merger and Refinancing Transactions

      On December 18, 2002, the Company signed a definitive merger agreement with David H. Murdock, the Company’s Chairman and Chief Executive Officer, pursuant to which Mr. Murdock would acquire the approximately 76% of the Company’s common stock that he and his affiliates did not already own for $33.50 per share in cash. On March 26, 2003, the merger was approved at a special meeting of the Company’s stockholders. The transaction was successfully completed on March 28, 2003 and the Company became wholly owned by Mr. Murdock through DHM Holding Company, Inc., a Delaware corporation (“HoldCo”). As a result of the transaction, the Company’s outstanding shares of common stock were retired and all outstanding stock options have been settled in cash, except that options held by Mr. Murdock were cancelled without payment.

      The purchase price of all of the outstanding common stock of the Company not already owned by Mr. Murdock and his affiliates, plus transaction costs, is estimated at approximately $1.55 billion. The funds necessary to purchase these shares of the Company consisted of a $125 million capital contribution by HoldCo, funds borrowed under $1.125 billion of new senior secured credit facilities (consisting of $825 million of term loan facilities and $300 million of revolving credit facilities) and the issuance of $475 million principal amount of 8 7/8% Senior Notes due 2011 (the “2011 Notes”). The 2011 Notes were offered within the United States only to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) and to persons outside the United States in compliance with Regulation S under the Securities Act. The Credit Agreement with respect to the new senior secured credit facilities and the Indenture with respect to the 2011 Notes contain significant restrictions and covenants affecting, among other things, the operations and finances of the Company and its subsidiaries.

      In addition, on March 28, 2003, the Company repaid its 7% Senior Notes due 2003 and called for redemption its 6.375% Senior Notes due 2005 that had outstanding balances of approximately $210 million and $300 million, respectively, at March 22, 2003. The Company’s 7.25% Senior Notes due 2009 and 7.875% Debentures due 2013 remain outstanding; however, the terms of both the Senior Notes due 2009 and Debentures due 2013 were modified to provide for substantially the same interest rates, covenants and guarantees from certain of the Company’s subsidiaries as are provided for by the 2011 Notes. The modifications provide for interest at 8.625% on the Senior Notes due 2009 and 8.75% on the Debentures due 2013.

      In connection with the transaction, the Company sold its interest in an aircraft under an operating sale-leaseback agreement for approximately $29 million, which approximated its book value. The Company also purchased shipping containers for approximately $77 million that were previously leased under separate capital and operating lease agreements and modified the provisions of its corporate headquarters operating lease to provide for substantially the same interest rate as the new senior secured credit facilities.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The acquisition will be accounted for as a purchase by HoldCo with the related purchase accounting pushed down to the Company. The allocation of the purchase price to the assets and liabilities of the Company has not been completed; however, after completion, the Company’s consolidated financial statements will be significantly different from those presented historically.

      On May 29, 2003, the Company issued and sold $400 million aggregate principal amount of 7 1/4% Senior Notes due 2010 (the “2010 Notes”) in an offering exempt from the registration requirements of the Securities Act of 1933. The Company used the net proceeds from this offering of approximately $392.7 million, together with other available cash, to prepay $400 million of the term loans under the senior secured credit facility. In connection with the offering, the Company and the lenders under the senior secured credit facility effected certain amendments to the Company’s senior secured credit facility. The indenture with respect to the 2010 Notes contains covenants and restrictions substantially identical to those under the 2011 Notes.

Note 19 — Guarantor Financial Information

      In connection with the issuance of the 2011 Notes in March 2003 and the 2010 Notes in May 2003, the Company and all of its wholly owned domestic subsidiaries (“Guarantors”) have fully and unconditionally guaranteed, on a joint and several basis, the Company’s obligations under the related indentures (the “Guarantees”). Each Guarantee is subordinated in right of payment to the Guarantors’ existing and future senior debt, including obligations under the senior secured credit facility, and will rank pari passu with all senior subordinated indebtedness of the applicable Guarantor. All Guarantors are 100% owned by the Company.

      The accompanying Guarantor condensed financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company’s share in the subsidiaries’ cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions.

      The following are consolidating condensed statements of income of the Company for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, the consolidating condensed balance sheets as of December 28, 2002 and December 29, 2001, and the consolidating condensed statements of cash flows for the years ended December 28, 2002, December 29, 2001 and December 30, 2000.

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Year Ended December 28, 2002

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
Revenues, net	$439,189	$1,765,725	$3,176,619	$(989,460)	$4,392,073
Cost of products sold	307,751	1,558,202	2,811,245	(989,460)	3,687,738

Gross margin	131,438	207,523	365,374	—	704,335
Selling, marketing and general and administrative expenses	140,643	120,004	160,243	—	420,890

Operating income (loss)	(9,205)	87,519	205,131	—	283,445
Equity in subsidiary income	125,709	9,800	—	(135,509)	—
Interest income	4,999	516	6,478	—	11,993
Other income (expense) — net	(3,323)	2,015	(3,253)	—	(4,561)
Interest expense	72,279	171	8,440	—	80,890

Income from continuing operations before income taxes and cumulative effect of a change in accounting principle	45,901	99,679	199,916	(135,509)	209,987
Income taxes	9,620	33,428	10,741	—	53,789

Income from operations before cumulative effect of a change in accounting principle	36,281	66,251	189,175	(135,509)	156,198
Cumulative effect of a change in accounting principle	—	7,259	112,658	—	119,917

Net income	$36,281	$58,992	$76,517	$(135,509)	$36,281

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Year Ended December 29, 2001

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

		(Dollars in thousands)
Revenues, net	$404,863	$1,809,038	$2,873,306	$(772,386)	$4,314,821
Cost of products sold	304,361	1,584,295	2,765,511	(772,386)	3,881,781

Gross margin	100,502	224,743	107,795	—	433,040
Selling, marketing and general and administrative expenses	110,673	115,024	157,562	—	383,259

Operating income (loss)	(10,171)	109,719	(49,767)	—	49,781
Equity in subsidiary income	234,986	226,185	—	(461,171)	—
Interest income	124	336	5,341	—	5,801
Other income (expense) — net	521	8,541	(1,666)	—	7,396
Interest expense	72,471	466	(2,229)	—	70,708

Income (loss) from continuing operations before income taxes	152,989	344,315	(43,863)	(461,171)	(7,730)
Income taxes	(28,413)	47,482	10,279	—	29,348

Income (loss) from operations, net of income taxes	181,402	296,833	(54,142)	(461,171)	(37,078)
Income from discontinued operations, net of income taxes	—	—	18,856	—	18,856
Gain on disposal of discontinued operations, net of income taxes	(30,998)	(96,870)	296,494	—	168,626

Net income	$150,404	$199,963	$261,208	$(461,171)	$150,404

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Year Ended December 30, 2000

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
Revenues, net	$363,441	$1,869,944	$2,886,591	$(719,863)	$4,400,113
Cost of products sold	313,392	1,628,757	2,701,671	(719,863)	3,923,957

Gross margin	50,049	241,187	184,920	—	476,156
Selling, marketing and general and administrative expenses	91,975	137,411	167,005	—	396,391
Gain on sale of citrus assets	—	(8,578)	—	—	(8,578)
Hurricane Mitch insurance proceeds, net	(42,506)	—	—	—	(42,506)

Operating income	580	112,354	17,915	—	130,849
Equity in subsidiary income	110,427	(3,412)	—	(107,015)	—
Interest income	6,433	1,682	6,491	—	14,606
Other income (expense) — net	(2,937)	10,572	(7,008)	—	627
Interest expense	86,437	732	3,276	—	90,445

Income from continuing operations before income taxes	28,066	120,464	14,122	(107,015)	55,637
Income taxes	(39,589)	47,401	11,735	—	19,547

Income from continuing operations, net of income taxes	67,655	73,063	2,387	(107,015)	36,090
Income from discontinued operations, net of income taxes	—	—	31,565	—	31,565

Net income	$67,655	$73,063	$33,952	$(107,015)	$67,655

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 28, 2002

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$395,106	$(2,857)	$254,718	$—	$646,967
Receivables, net of allowances	97,088	135,985	330,260	(57,906)	505,427
Inventories	63,763	84,099	263,050	—	410,912
Deferred income taxes	14,048	22,794	—	—	36,842
Prepaid expenses	2,532	10,702	29,233	—	42,467

Total current assets	572,537	250,723	877,261	(57,906)	1,642,615
Investments	2,673,449	502,016	76,534	(3,171,060)	80,939
Property, plant and equipment, net	48,617	274,836	703,112	—	1,026,565
Goodwill, net	28	1,127	130,925	—	132,080
Other assets, net	57,868	2,183	92,212	2,390	154,653

Total Assets	$3,352,499	$1,030,885	$1,880,044	$(3,226,576)	$3,036,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	$—	$678	$10,923	$—	$11,601
Current portion of long-term debt	209,252	—	21,561	—	230,813
Accounts payable and accrued liabilities	100,272	279,898	369,755	(38,981)	710,944

Total current liabilities	309,524	280,576	402,239	(38,981)	953,358
Intercompany payables (receivables)	1,140,247	(966,127)	(174,120)	—	—
Long-term debt	852,791	1,693	27,996	—	882,480
Other long-term liabilities	304,826	60,948	77,374	(16,535)	426,613
Minority interests	—	6,720	22,570	—	29,290
Total shareholders’ equity	745,111	1,647,075	1,523,985	(3,171,060)	745,111

Total Liabilities and Shareholders’ Equity	$3,352,499	$1,030,885	$1,880,044	$(3,226,576)	$3,036,852

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET

As of December 29, 2001

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

		(Dollars in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$93,282	$(4,656)	$272,700	$—	$361,326
Receivables, net of allowances	42,827	152,903	336,193	—	531,923
Inventories, net	72,549	75,751	237,799	—	386,099
Deferred income taxes	9,887	36,166	—	—	46,053
Prepaid expenses	6,604	17,544	22,282	—	46,430

Total current assets	225,149	277,708	868,974	—	1,371,831
Investments	1,886,791	490,256	76,464	(2,372,450)	81,061
Property, plant and equipment, net	31,934	324,502	560,789	—	917,225
Goodwill, net	28	8,387	247,531	—	255,946
Other assets	29,373	45,920	108,232	(41,766)	141,759

Total Assets	$2,173,275	$1,146,773	$1,861,990	$(2,414,216)	$2,767,822

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	$—	$549	$16,798	$—	$17,347
Current portion of long-term debt	(335)	2,455	7,672	—	9,792
Accounts payable and accrued liabilities	114,009	261,633	411,594	—	787,236

Total current liabilities	113,674	264,637	436,064	—	814,375
Intercompany payables (receivables)	265,346	(397,416)	132,070	—	—
Long-term debt	774,027	24,857	17,240	—	816,124
Other long-term liabilities	284,198	37,978	88,865	(41,766)	369,275
Minority interests	—	5,686	26,332	—	32,018
Total shareholders’ equity	736,030	1,211,031	1,161,419	(2,372,450)	736,030

Total Liabilities and Shareholders’ Equity	$2,173,275	$1,146,773	$1,861,990	$(2,414,216)	$2,767,822

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 28, 2002

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flow provided by operating activities	$43,427	$24,275	$159,466	$—	$227,168

INVESTING ACTIVITIES
Proceeds from sales of assets	1,546	23,197	11,102	—	35,845
Proceeds from sales of businesses	—	—	23,724	—	23,724
Capital additions	(4,572)	(45,670)	(183,431)	—	(233,673)
Other	—	—	3,728	—	3,728

Cash flow used in investing activities	(3,026)	(22,473)	(144,877)	—	(170,376)

FINANCING ACTIVITIES
Short-term debt borrowings	1,836	1,746	20,319	—	23,901
Short-term debt repayments	(90,244)	(1,584)	(41,729)	—	(133,557)
Long-term debt borrowings	398,275	764	1,544	—	400,583
Long-term debt repayments	(20,000)	(929)	(7,567)	—	(28,496)
Dividends paid to common shareholders	(33,636)	—	—	—	(33,636)
Other financing activities	5,192	—	(9,379)	—	(4,187)

Cash flow provided by (used in) financing activities	261,423	(3)	(36,812)	—	224,608

Effect of foreign exchange rate changes on cash	—	—	4,241	—	4,241

Increase (decrease) in cash and cash equivalents	301,824	1,799	(17,982)	—	285,641
Cash and cash equivalents at beginning of period	93,282	(4,656)	272,700	—	361,326

Cash and cash equivalents at end of period	$395,106	$(2,857)	$254,718	$—	$646,967

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 29, 2001

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flow provided by (used in) operating activities	$434,930	$29,936	$(197,406)	$—	$267,460

INVESTING ACTIVITIES
Proceeds from sale available-for-sale securities	34,411	—	—	—	34,411
Investments in available-for-sale securities	(26,238)	—	—	—	(26,238)
Proceeds from sales of assets	6,001	17,610	11,515	—	35,126
Proceeds from disposal of discontinued operations, net of cash disposed	—	—	536,951	—	536,951
Capital additions	(688)	(49,537)	(69,527)	—	(119,752)
Other	(2,000)	—	(18)	—	(2,018)

Cash flow provided by (used in) investing activities	11,486	(31,927)	478,921	—	458,480
Cash flow used in investing activities of discontinued operations	—	—	(11,052)	—	(11,052)

Cash flow provided by (used in) investing activities	11,486	(31,927)	467,869	—	447,428

FINANCING ACTIVITIES
Short-term debt borrowings	—	—	11,000	—	11,000
Short-term debt repayments	—	(2,216)	(25,122)	—	(27,338)
Long-term debt borrowings	—	—	3,394	—	3,394
Long-term debt repayments	(332,666)	(636)	(4,449)	—	(337,751)
Dividends paid to common shareholders	(22,341)	—	—	—	(22,341)
Other financing activities	332	—	(132)	—	200

Cash flow used in financing activities	(354,675)	(2,852)	(15,309)	—	(372,836)
Cash flow used in financing activities of discontinued operations	—	—	(4,847)	—	(4,847)

Cash flow used in financing activities	(354,675)	(2,852)	(20,156)	—	(377,683)

Effect of foreign exchange rates changes on cash	—	—	(1,030)	—	(1,030)

Increase (decrease) in cash and cash equivalents	91,741	(4,843)	249,277	—	336,175
Cash and cash equivalents at beginning of period	1,541	187	23,423	—	25,151

Cash and cash equivalents at end of period	$93,282	$(4,656)	$272,700	$—	$361,326

DOLE FOOD COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 30, 2000

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

		(Dollars in thousands)
OPERATING ACTIVITIES
Cash flow provided by (used in) operating activities	$84,752	$(16,627)	$101,740	$(194)	$169,671

INVESTING ACTIVITIES
Proceeds from sales of assets	4,292	49,489	3,370	—	57,151
Capital additions	1,717	(35,318)	(76,954)	—	(110,555)
Hurricane Mitch insurance proceeds	52,856	—	—	—	52,856
Other	—	28	(938)	—	(910)

Cash flow provided by (used in) investing activities	58,865	14,199	(74,522)	—	(1,458)
Cash flow used in investing activities of discontinued operations	—	—	(13,077)	—	(13,077)

Cash flow provided by (used in) investing activities	58,865	14,199	(87,599)	—	(14,535)

FINANCING ACTIVITIES
Short-term debt borrowings	40,070	(536)	10,290	—	49,824
Short-term debt repayments	(40,000)	(526)	(21,204)	—	(61,730)
Long-term debt borrowings	245,000	1,499	37	—	246,536
Long-term debt repayments	(370,665)	(553)	(5,129)	—	(376,347)
Dividends paid to common shareholders	(22,338)	—	—	—	(22,338)
Other financing activities	127	—	(3,639)	—	(3,512)

Cash flow used in financing activities	(147,806)	(116)	(19,645)	—	(167,567)
Cash flow used in financing activities of discontinued operations	—	—	(2,174)	—	(2,174)

Cash flow provided by (used in) financing activities	(147,806)	(116)	(21,819)	—	(169,741)

Effect of foreign exchange rate changes on cash	—	—	(591)	—	(591)

Decrease in cash and cash equivalents	(4,189)	(2,544)	(8,269)	(194)	(15,196)
Cash and cash equivalents at beginning of period	5,730	2,731	31,692	194	40,347

Cash and cash equivalents at end of period	$1,541	$187	$23,423	$—	$25,151

DOLE FOOD COMPANY, INC.

VALUATION AND QUALIFYING ACCOUNTS

		Additions

	Balance at	Charged to	Charged to
	Beginning	Costs and	Other		Balance at
	of Year	Expenses	Accounts(B)	Deductions(A)	End of Year

	(In thousands)
Year Ended December 28, 2002
Allowance for doubtful accounts
Trade receivables	$54,128	$15,083	$579	$(15,210)	$54,580
Notes and other current receivables	35,203	4,410	(5,135)	(18,120)	16,358
Long-term notes and other receivables	60,294	2,927	8,470	(6,774)	64,917
Year Ended December 29, 2001
Allowance for doubtful accounts
Trade receivables	50,499	13,454	177	(10,002)	54,128
Notes and other current receivables	59,149	3,300	550	(27,796)	35,203
Long-term notes and other receivables	58,458	7,962	273	(6,399)	60,294
Year Ended December 30, 2000
Allowance for doubtful accounts
Trade receivables	48,625	9,522	(49)	(7,599)	50,499
Notes and other current receivables	48,442	7,579	5,913	(2,785)	59,149
Long-term notes and other receivables	49,763	14,990	(1,136)	(5,159)	58,458

Note:

(A)	Write-off of uncollectible amounts and adjustments for business dispositions and reconfigurations

(B)	Purchase accounting and transfers among allowance accounts

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Quarter Ended

	March 22,	March 23,
	2003	2002

	(In thousands, except per
	share amounts)
Revenues, net	$1,073,170	$1,059,415
Cost of products sold	895,039	880,992

Gross margin	178,131	178,423
Selling, marketing and general and administrative expenses	89,341	84,501

Operating income	88,790	93,922
Interest income	2,700	2,148
Other income (expense) — net	2,045	1,225
Interest expense	19,647	14,531

Income before income taxes and cumulative effect of a change in accounting principle	73,888	82,764
Income taxes	13,100	26,485

Income before cumulative effect of a change in accounting principle	60,788	56,279
Cumulative effect of a change in accounting principle	—	(119,917)

Net income (loss)	$60,788	$(63,638)

Earnings (loss) per common share — basic
Income before cumulative effect of a change in accounting principle	$1.08	$1.01
Cumulative effect of a change in accounting principle	—	(2.14)

Net income (loss)	$1.08	$(1.13)

Earnings (loss) per common share — diluted
Income before cumulative effect of a change in accounting principle	$1.07	$0.99
Cumulative effect of a change in accounting principle	—	(2.11)

Net income (loss)	$1.07	$(1.12)

Weighted-average number of common shares outstanding — basic	56,294	55,945
Weighted-average number of common shares outstanding — diluted	56,898	56,832

See Accompanying Notes to Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 22,	December 28,
	2003	2002

	(In thousands, except share
	data)
ASSETS
Current assets
Cash and cash equivalents	$641,000	$646,967
Receivables, net of allowances of $70,678 and $70,938.	586,307	505,427
Inventories	422,335	410,912
Prepaid expenses	47,152	42,467
Deferred income tax assets	32,952	36,842

Total current assets	1,729,746	1,642,615
Investments	82,102	80,939
Property, plant and equipment, net of accumulated depreciation of $884,173 and $917,983	1,003,809	1,026,565
Goodwill, net of accumulated amortization of $33,315 and $33,300	132,089	132,080
Other assets, net	136,436	154,653

Total assets	$3,084,182	$3,036,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$702,236	$710,944
Current portion of long-term debt	249,091	230,813
Notes payable	12,733	11,601

Total current liabilities	964,060	953,358
Long-term debt	863,653	882,480
Other long-term liabilities	421,175	426,613
Minority interests	30,563	29,290
Commitments and contingencies (See Note 10)
Shareholders’ equity
Preferred stock, no par value	—	—
Authorized: 30 million shares, issued and outstanding: none
Common stock, no par value	316,973	316,853
Authorized: 80 million shares, 56.3 million shares issued and outstanding at March 22, 2003 and 56.2 million shares issued and outstanding at December 28, 2002
Additional paid-in capital	69,474	66,319
Retained earnings	501,682	449,334
Accumulated other comprehensive loss	(83,398)	(87,395)

Total shareholders’ equity	804,731	745,111

Total liabilities and shareholders’ equity	$3,084,182	$3,036,852

See Accompanying Notes to Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended

	March 22,	March 23,
	2003	2002

	(In thousands)
Operating activities
Net income (loss)	$60,788	$(63,638)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Cumulative effect of a change in accounting principle	—	119,917
Depreciation and amortization	25,295	21,910
Net loss (gain) on asset disposals and abandonments	1,884	(867)
Equity earnings, net of distributions	(2,273)	(2,681)
Provision for deferred income taxes	2,201	12,703
Minority interests	1,073	1,426
Other	894	229
Changes in operating assets and liabilities, net of effects from non-cash transactions:
Receivables	(79,192)	(113,692)
Inventories	(11,367)	(20,447)
Prepaid expenses and other assets	(47)	4,406
Accounts payable and accrued liabilities	5,253	(11,154)
Other long-term liabilities	(3,104)	1,725

Cash flow provided by (used in) operating activities	1,405	(50,163)

Investing activities
Proceeds from sales of assets	1,743	8,420
Purchases of investments	—	(511)
Capital additions	(3,827)	(16,637)

Cash flow used in investing activities	(2,084)	(8,728)

Financing activities
Short-term debt borrowings	8,777	5,861
Short-term debt repayments	(10,659)	(9,511)
Long-term debt borrowings	4,193	—
Long-term debt repayments	(2,952)	(7,089)
Dividends paid to common shareholders	(8,440)	(8,389)
Proceeds from issuance of common stock	2,768	1,210

Cash flow used in financing activities	(6,313)	(17,918)

Effect of foreign exchange rate changes on cash and cash equivalents	1,025	331

Decrease in cash and cash equivalents	(5,967)	(76,478)
Cash and cash equivalents at beginning of period	646,967	361,326

Cash and cash equivalents at end of period	$641,000	$284,848

See Accompanying Notes to Condensed Consolidated Financial Statements

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Basis of Presentation

      In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Dole Food Company, Inc. and its consolidated subsidiaries (the “Company”) include all adjustments necessary, which are of a normal recurring nature, to present fairly the Company’s financial position as of March 22, 2003, its results of operations for the quarters ended March 22, 2003 and March 23, 2002 and its cash flows for the quarters then ended. The Company operates under a 52/53-week year and the quarters ended March 22, 2003 and March 23, 2002 are twelve weeks in duration. For a summary of significant accounting policies used in the preparation of these financial statements, refer to the Notes to Consolidated Financial Statements in Item 8 of the Company’s Annual Report on Form 10-K (“10-K”) for the year ended December 28, 2002 and the new accounting policies adopted by the Company in the first fiscal quarter of 2003 (see Note 2 below).

      Interim results are subject to seasonal variations and are not necessarily indicative of the results of operations for a full year. The Company’s operations are sensitive to a number of factors including weather-related phenomena and their effects on industry volumes, prices, product quality and costs. Operations are also sensitive to fluctuations in currency exchange rates in both sourcing and selling locations as well as economic crises and security risks in developing countries. For additional information on market risks and related matters affecting the Company’s financial position and results of operations, refer to Items 1, 7 and 7A of the Company’s 10-K for the year ended December 28, 2002.

      Certain prior year amounts have been reclassified to conform with the 2003 presentation.

Note 2 — Adoption of New Accounting Policies

      In the first quarter of 2003 the Company adopted new accounting policies in accordance with the provisions of the following recently issued accounting pronouncements. With the exception of the adoption of a new accounting policy for special-purpose entities, which is effective from February 1, 2003, these new accounting policies are effective December 29, 2002, the first day of the Company’s 2003 fiscal year:

      Asset Retirement Obligations: In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143 (“FAS 143”), “Accounting for Asset Retirement Obligations.” This standard provides accounting guidelines for the cost of legal obligations associated with the retirement of long-lived assets. FAS 143 requires that companies recognize the fair-value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. The resulting net cost is then depreciated over the remaining life of the underlying long-lived asset. The adoption of FAS 143 did not have a material impact on the Company’s financial condition or results of operations.

      Restructuring Costs: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“FAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This statement requires that the fair-value of an initial liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when the entity commits to an exit plan, thereby eliminating the definition and requirements for recognition of exit costs. The adoption of FAS 146 did not have a material impact on the Company’s financial condition or results of operations.

      Guarantees: In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

types of guarantees. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair-value of the obligation undertaken in issuing the guarantee. FIN 45 specifically identifies obligations that are excluded from the provisions related to recognizing a liability at inception; however, these guarantees are subject to the disclosure requirements of FIN 45. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after the beginning of the fiscal year in which FIN 45 is adopted. The adoption of FIN 45 did not have a material impact on the Company’s financial condition or results of operations.

      Stock-Based Compensation: In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“FAS 148”), “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.” FAS 148 amends Statement of Financial Accounting Standards No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. Beginning on December 29, 2002 the Company elected to adopt the fair-value method of accounting for stock-based employee compensation. Prior to December 29, 2002, the Company applied the intrinsic value method of accounting for stock options issued to employees. The Company has elected to apply the prospective method of adoption outlined in FAS 148. The prospective method applies the recognition provisions of FAS 123 to all employee awards granted, modified or settled after the beginning of the fiscal years in which the recognition provisions are first applied. The adoption of the fair-value method of accounting for stock options issued to employees, on a prospective basis, did not have a material impact on the Company’s financial condition or results of operations for the quarter ended March 22, 2003.

      Special-Purpose Entities: In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” This standard clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and addresses consolidation by business enterprises of variable interest entities (more commonly know as Special-Purpose Entities or SPEs). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN 46 also significantly enhances the disclosure requirements related to variable interest entities. This statement is effective for variable interest entities created or in which an enterprise obtains an interest after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, for all interests in variable entities acquired before February 1, 2003 and will therefore be applicable to these entities in the Company’s third quarter of 2003. The Company had no new interests in variable interest entities in the first quarter of 2003. The Company is in the process of evaluating the impact of this statement on its financial condition and results of operations as a result of interests the Company has in variable interest entities acquired prior to February 1, 2003.

Note 3 — Segment Information

      The Company has four primary reportable operating segments: fresh fruit, fresh vegetables, packaged foods and fresh-cut flowers. These reportable segments are managed separately due to differences in their products, production processes, distribution channels and customer bases.

      Management evaluates and monitors segment performance primarily through earnings before interest expense and income taxes (“EBIT”). EBIT is calculated by adding income taxes and interest expense to net income. Management believes that segment EBIT provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each segment in relation to the Company as a whole. EBIT is not defined under accounting principles generally accepted in the United States (“GAAP”) and should not be considered in isolation or as a substitute for net income or cash flow measures prepared in accordance with GAAP or as a measure of the Company’s profitability or liquidity.

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Additionally, the Company’s computation of EBIT may not be comparable to other similarly titled measures computed by other companies, because all companies do not calculate EBIT in the same fashion.

      Revenues from external customers and EBIT for the reportable operating segments and corporate and other were as follows (in thousands):

	Quarter Ended

	March 22,	March 23,
	2003	2002

Revenues from external customers
Fresh fruit	$725,115	$650,743
Fresh vegetables	176,865	223,977
Packaged foods	116,712	127,889
Fresh-cut flowers	48,506	52,802
Other operating segments	5,972	4,004

	$1,073,170	$1,059,415

EBIT
Fresh fruit	$70,174	$46,807
Fresh vegetables	16,703	43,723
Packaged foods	11,693	13,411
Fresh-cut flowers	6,394	3,104
Other operating segments	65	7

Total operating segments	105,029	107,052
Corporate and other	(11,494)	(9,757)
Interest expense	(19,647)	(14,531)

Income before income taxes and cumulative effect of a change in accounting principle	$73,888	$82,764

      Total assets for the reportable operating segments and corporate and other were as follows (in thousands):

	March 22,	December 28,
	2003	2002

Fresh fruit	$1,593,171	$1,509,424
Fresh vegetables	271,250	274,867
Packaged foods	364,835	347,395
Fresh-cut flowers	163,274	155,863
Other operating segments	9,265	10,575

Total operating segments	2,401,795	2,298,124
Corporate and other	682,387	738,728

	$3,084,182	$3,036,852

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Note 4 — Inventories

      The major classes of inventory were as follows (in thousands):

	March 22,	December 28,
	2003	2002

Finished products	$206,585	$180,580
Raw materials and work in progress	115,985	111,725
Crop growing costs	44,823	59,672
Operating supplies and other	54,942	58,935

	$422,335	$410,912

Note 5 — Earnings Per Common Share

      The basic weighted-average number of common shares outstanding was 56.3 million and 55.9 million for the quarters ended March 22, 2003 and March 23, 2002, respectively. The difference between basic and diluted earnings per common share for the Company is solely attributable to stock options. For the quarters ended March 22, 2003 and March 23, 2002, stock options for approximately 0.9 million and 1.1 million shares, respectively, were excluded from the diluted earnings (loss) per share calculation, as these options were anti-dilutive. For the quarters ended March 22, 2003 and March 23, 2002 the diluted weighted-average number of common and common share equivalent outstanding was 56.9 million and 56.8 million, respectively.

Note 6 — Dividends

      During the first quarter of 2003, the Company declared and paid dividends of approximately $8 million on its common shares representing its regular quarterly dividends of 15 cents per share. During the first quarter of 2002, the Company declared dividends of $17 million on its common shares, representing its quarterly dividends of 15 cents per share for the first and second quarters of 2002, of which $8 million was paid.

Note 7 — Stock-Based Compensation

      During the first quarter of fiscal 2003, the Company adopted the fair-value recognition provisions of FAS 123, as amended by FAS 148, for stock-based employee compensation, effective as of the beginning of the 2003 fiscal year. Under the prospective method of adoption selected by the Company, the recognition provisions of FAS 123 apply to all new employee awards granted after December 28, 2002; prior awards will continue to be accounted for under the intrinsic value method. No stock compensation expense is included in the results of operations for the quarters ended March 22, 2003 and March 23, 2002.

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

      The following table illustrates the pro forma effect on net income (loss) and earnings (loss) per share as if the fair-value method had been applied to all outstanding and unvested awards in each period.

	Quarter Ended

	March 22,	March 23,
	2003	2002

	(in thousands, except per
	share amounts)
Net income (loss)
As reported	$60,788	$(63,638)
Pro forma	$60,408	$(64,204)
Earnings (loss) per common share – basic
As reported	$1.08	$(1.13)
Pro forma	$1.07	$(1.15)
Earnings (loss) per common share – diluted
As reported	$1.07	$(1.12)
Pro forma	$1.06	$(1.13)

Note 8 — Comprehensive Income

      Components of comprehensive income (loss) for the quarters ended March 22, 2003 and March 23, 2002 were as follows (in thousands):

	Quarter Ended

	March 22,	March 23,
	2003	2002

Net income (loss)	$60,788	$(63,638)
Unrealized foreign currency translation (loss) gain, net	(195)	81
Unrealized net gains on cash flow hedging instruments	4,192	680

Comprehensive income (loss)	$64,785	$(62,877)

Note 9 — Goodwill

      During the second quarter of 2002, the Company completed the two-step process of the transitional goodwill impairment test prescribed in Statement of Financial Accounting Standards No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets,” with respect to existing goodwill. The transitional goodwill impairment test resulted in the Company recognizing a non-cash transitional goodwill impairment charge of $120 million in the second fiscal quarter of 2002. Details of this impairment charge can be found in Note 9 to the Consolidated Financial Statements in Item 8 of the Company’s 10-K for the year ended December 28, 2002. As required by FAS 142, net income for the first quarter of 2002 has been restated to reflect this charge in the first interim period of the year of initial adoption. The $120 million charge has been reflected as a cumulative effect of a change in accounting principle in the Company’s Condensed Consolidated Statement of Operations.

Note 10 — Commitments and Contingencies

      The Company is involved from time to time in claims and legal actions incidental to its operations, both as plaintiff and defendant. The Company has established what management currently believes to be adequate reserves for pending legal matters. These reserves are established as part of an ongoing worldwide assessment

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

of claims and legal actions that takes into consideration such items as changes in the pending case load (including resolved and new matters), opinions of legal counsel, individual developments in court proceedings, changes in the law, changes in business focus, changes in the litigation environment, changes in opponent strategy and tactics, new developments as a result of ongoing discovery, and past experience in defending and settling similar claims. In the opinion of management, after consultation with outside counsel, the claims or actions to which the Company is a party are not expected to have a material adverse effect, individually or in the aggregate, on the Company’s financial condition or results of operations.

      A significant portion of the Company’s legal exposure relates to lawsuits pending in the United States and in several foreign countries, alleging injury as a result of exposure to the agricultural chemical DBCP (1,2-dibromo-3-chloropropane). DBCP was manufactured by several chemical companies including Dow and Shell and registered by the U.S. government for use on food crops. The Company and other growers applied DBCP on banana farms in Latin America and the Philippines and on pineapple farms in Hawaii. Specific periods of use varied among the different locations. The Company halted all purchases of DBCP, including for use in foreign countries, when the U.S. EPA cancelled the registration of DBCP for use in the United States in 1979. That cancellation was based in part on the apparent link between male sterility and exposure to DBCP among factory workers producing the product in 1977, as well as early product testing done by the manufacturers showing testicular effects on animals exposed to DBCP. To date, there is no reliable evidence demonstrating that field application of DBCP led to sterility among farm workers, although that claim is made in the pending lawsuits. Nor is there any reliable scientific evidence that DBCP causes any other injuries in humans, although plaintiffs in the various actions assert claims based on cancer, birth defects and other general illnesses.

      Currently there are 790 lawsuits, in various stages of proceedings, alleging injury as a result of exposure to DBCP. Eight of these lawsuits are currently pending in various jurisdictions in the United States, with the remainder pending in Latin America and the Philippines. Claimed damages total approximately $19.6 billion, with the lawsuits in Nicaragua representing 79% of this amount. In almost all of these cases, the Company is a joint defendant with the major DBCP manufacturers and, typically, other banana growers. To date, none of these lawsuits has resulted in a verdict or judgment against the Company. However, as described below, a judgment has been rendered in a DBCP case in Nicaragua.

      In Nicaragua, the Company has been served in 31 of 311 pending cases, with the majority of the lawsuits brought pursuant to Law 364, an October 2000 Nicaraguan statute that contains substantive and procedural provisions that Nicaragua’s acting Attorney General formally opined are unconstitutional. Nine of the 31 cases served were consolidated into one case before a civil trial court in Managua, with the plaintiffs naming an entity denominated as “Dole Food Corporation Inc.” as a defendant. The Company is aware of no legal entity bearing that name, and the Company is certain that no such legal entity is related to the Company. As a result, the Company responded in these nine consolidated cases on behalf of Dole Fresh Fruit Company, a subsidiary of the Company, which has been named as a defendant in other pending DBCP matters, including matters brought by Nicaraguan citizens. The Company paid a $100,000 non-refundable deposit to the Nicaraguan court, as required under Law 364, to participate in the litigation. On October 25, 2002, the civil trial court in Managua issued a ruling that Dole Fresh Fruit Company was not a party to the nine consolidated cases. Thereafter, counsel for Dole Fresh Fruit Company notified the court that no legal entity known as “Dole Food Corporation Inc.” exists and offered to appear on behalf of Dole Food Company, Inc. and to ratify all prior pleadings of Dole Fresh Fruit Company. On November 25, 2002, the civil trial court issued a ruling that Dole Food Company, Inc. is not a defendant in the nine consolidated cases.

      On December 13, 2002, the Nicaraguan civil trial court entered a judgment in the aggregate amount of $489 million on behalf of 468 plaintiffs against Dow Chemical Company, also known as Dow AgroSciences, Shell Chemical Company, Standard Fruit and Vegetable Company and “Dole Food Corporation Inc.” in the

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

nine consolidated actions. Because the civil trial court had held that the Company is not a defendant in the case, the court also ordered that the Company’s $100,000 deposit be returned. Standard Fruit and Vegetable Company is a Texas corporation that is wholly unrelated to the Company. On May 14, 2003, an action was filed in Los Angeles Superior Court against The Dow Chemical Company, Shell Chemical Company and Dole Food Company, Inc. to enforce the Nicaraguan judgment.

      The Company believes that the Nicaraguan civil trial court’s judgment will not be enforceable against any Dole entity in the U.S. or in any other country, because no Dole entity has been named in the judgment and Nicaragua’s Law 364 is unconstitutional and violates international due process. Among other things, Law 364 is an improper “special law” directed at particular parties, it requires defendants to pay large, non-refundable deposits in order to participate in the litigation, it provides a severely truncated procedural process, it establishes irrebutable presumption of causation that are contrary to the evidence and scientific data, and it sets unreasonable minimum damages that must be awarded. In addition, although the Company sought to participate in the case, the Nicaraguan civil trial court ruled that the Company would not be heard and that the Company’s legal motions and papers would not be considered. Finally, as previously noted, the civil trial court ruled that neither Dole Food Company, Inc. nor Dole Fresh Fruit Company is a defendant in the case. For these reasons, the Company does not believe a U.S. court or that of any other nation would enforce this judgment.

      As to all the DBCP matters, the Company has denied liability and asserted substantial defenses. Although no assurance can be given concerning the outcome of these cases, in the opinion of management, after consultation with legal counsel and based on past experience defending and settling DBCP claims, the pending lawsuits are not expected to have a material adverse effect on the Company’s financial condition or results of operations.

Note 11 — Income Taxes

      The income tax provision of approximately $13 million for the quarter ended March 22, 2003 reflects the Company’s effective income tax rate for the quarter of 18%. The income tax provision of approximately $26 million for the first quarter of 2002 reflects the Company’s then expected effective tax rate for the full fiscal year of 32%. For both the quarters ended March 22, 2003 and March 23, 2002, the Company’s effective tax rate differs from the U.S. federal statutory rate primarily due to earnings from operations being taxed in foreign jurisdictions at a net effective rate lower than the U.S. rate. No U.S. taxes have been provided on these earnings because such earnings are intended to be indefinitely invested outside the U.S.

      As a result of the consummation of the transaction described in Note 12, the income tax provision for the quarter ended March 22, 2003 was based on earnings for the period from December 29, 2002 through March 28, 2003, to reflect the final separate financial reporting period for the Company in its predecessor form. After the consummation of the going-private transaction, the results of operations will be attributable to a new successor company. The income tax provision for the quarter ended March 23, 2002 was determined based on the Company’s best estimate of the effective tax rate expected to be applicable for the full fiscal year on an ongoing basis.

Note 12 — Going Private Merger and Refinancing Transactions

      On December 18, 2002, the Company signed a definitive merger agreement with David H. Murdock, the Company’s Chairman and Chief Executive Officer, pursuant to which Mr. Murdock would acquire the approximately 76% of the Company’s common stock that he and his affiliates did not already own for $33.50 per share in cash. On March 26, 2003, the merger was approved at a special meeting of the Company’s stockholders. The transaction was successfully completed on March 28, 2003 and the Company became wholly owned by Mr. Murdock through DHM Holding Company, Inc., a Delaware corporation (“HoldCo”).

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

As a result of the transaction, the Company’s outstanding shares of common stock were retired and all outstanding stock options have been settled in cash, except that options held by Mr. Murdock were cancelled without payment.

      The purchase price of all of the outstanding common stock of the Company not already owned by Mr. Murdock and his affiliates, plus transaction costs, is estimated at approximately $1.55 billion. The funds necessary to purchase these shares of the Company consisted of a $125 million capital contribution by HoldCo, funds borrowed under $1.125 billion of new senior secured credit facilities (consisting of $825 million of term loan facilities and $300 million of revolving credit facilities) and the issuance of $475 million principal amount of 8 7/8% Senior Notes due 2011 (the “2011 Notes”). The 2011 Notes were offered within the United States only to qualified institutional investors pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) and to persons outside the United States in compliance with Regulation S under the Securities Act. The Credit Agreement with respect to the new senior secured credit facilities and the Indenture with respect to the 2011 Notes contain significant restrictions and covenants affecting, among other things, the operations and finances of the Company and its subsidiaries.

      In addition, on March 28, 2003, the Company repaid its 7% Senior Notes due 2003 and called for redemption its 6.375% Senior Notes due 2005 that had outstanding balances of approximately $210 million and $300 million, respectively, at March 22, 2003. The Company’s 7.25% Senior Notes due 2009 and 7.875% Debentures due 2013 remain outstanding; however, the terms of both the Senior Notes due 2009 and Debentures due 2013 were modified to provide for substantially the same interest rates, covenants and guarantees from certain of the Company’s subsidiaries as are provided for by the 2011 Notes. The modifications provide for interest at 8.625% on the Senior Notes due 2009 and 8.75% on the Debentures due 2013.

      In connection with the transaction, the Company sold its interest in an aircraft under an operating sale-leaseback agreement for approximately $29 million, which approximated its book value. The Company also purchased shipping containers for approximately $77 million that were previously leased under separate capital and operating lease agreements and modified the provisions of its corporate headquarters operating lease to provide for substantially the same interest rate as the new senior secured credit facilities.

      The acquisition will be accounted for as a purchase by HoldCo with the related purchase accounting pushed down to the Company. The allocation of the purchase price to the assets and liabilities of the Company has not been completed; however, after completion, the Company’s consolidated financial statements will be significantly different from those presented historically.

      On May 29, 2003, the Company issued and sold $400 million aggregate principal amount of 7 1/4% Senior Notes due 2010 (the “2010 Notes”) in an offering exempt from the registration requirements of the Securities Act of 1933. The Company used the net proceeds from this offering of approximately $392.7 million, together with other available cash, to prepay $400 million of the term loans under the senior secured credit facility. In connection with the offering, the Company and the lenders under the senior secured credit facility effected certain amendments to the Company’s senior secured credit facility. The indenture with respect to the 2010 Notes contains covenants and restrictions substantially identical to those under the 2011 Notes.

Note 13 — Guarantor Financial Information

      In connection with the issuance of the 2011 Notes in March 2003 and the 2010 Notes in May 2003, the Company and all of its wholly owned domestic subsidiaries (“Guarantors”) have fully and unconditionally guaranteed, on a joint and several basis, the Company’s obligations under the related indentures (the “Guarantees”). Each Guarantee is subordinated in right of payment to the Guarantors’ existing and future senior debt, including obligations under the senior secured credit facility, and will rank pari passu with all

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

senior subordinated indebtedness of the applicable Guarantor. All Guarantors are 100% owned by the Company.

      The accompanying Guarantor condensed financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company’s share in the subsidiaries’ cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions.

      The following are the consolidating condensed statement of income of the Company for the quarter ended March 22, 2003 and the consolidating condensed statement of operations for the quarter ended March 23, 2002, the consolidating condensed balance sheet as of March 22, 2003, and the consolidating condensed statements of cash flows for the quarters ended March 22, 2003 and March 23, 2002.

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF INCOME

For the Quarter Ended March 22, 2003

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
Revenues, net	$96,185	$432,831	$803,294	$(259,140)	$1,073,170
Cost of products sold	69,640	371,625	712,914	(259,140)	895,039

Gross margin	26,545	61,206	90,380	—	178,131
Selling, marketing and general and administrative expenses	28,887	23,285	37,169	—	89,341

Operating income (loss)	(2,342)	37,921	53,211	—	88,790
Equity in subsidiary income	73,874	5,252	—	(79,126)	—
Interest income	1,179	119	1,402	—	2,700
Other income (expense) — net	(165)	119	2,091	—	2,045
Interest expense	17,831	28	1,788	—	19,647

Income before income taxes	54,715	43,383	54,916	(79,126)	73,888
Income taxes	(6,073)	16,024	3,149	—	13,100

Net income	$60,788	$27,359	$51,767	$(79,126)	$60,788

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Quarter Ended March 23, 2002

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
Revenues, net	$95,241	$465,656	$691,702	$(193,184)	$1,059,415
Cost of products sold	71,188	391,440	611,548	(193,184)	880,992

Gross margin	24,053	74,216	80,154	—	178,423
Selling, marketing and general and administrative expenses	23,138	29,496	31,867	—	84,501

Operating income	915	44,720	48,287	—	93,922
Equity in subsidiary income	(46,558)	542	—	46,016	—
Interest income	633	176	1,339	—	2,148
Other income (expense) — net	(73)	(27)	1,325	—	1,225
Interest expense	13,113	854	564	—	14,531

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(58,196)	44,557	50,387	46,016	82,764
Income taxes	5,442	17,481	3,562	—	26,485

Income (loss) before cumulative effect of a change in accounting principle	(63,638)	27,076	46,825	46,016	56,279
Cumulative effect of a change in accounting principle	—	7,260	112,657	—	119,917

Net income (loss)	$(63,638)	$19,816	$(65,832)	$46,016	$(63,638)

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEET

As of March 22, 2003

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$531,591	$(637)	$110,046	$—	$641,000
Receivables, net of allowances	43,861	174,354	378,529	(10,437)	586,307
Inventories	70,544	77,783	274,008	—	422,335
Deferred income taxes	14,007	18,945	—	—	32,952
Prepaid expenses	2,469	12,303	32,380	—	47,152

Total current assets	662,472	282,748	794,963	(10,437)	1,729,746
Investments	2,625,204	540,119	77,932	(3,161,153)	82,102
Property, plant and equipment, net	72,213	266,642	664,954	—	1,003,809
Goodwill, net	28	1,127	130,934	—	132,089
Other assets, net	58,169	2,303	92,706	(16,742)	136,436

Total Assets	$3,418,086	$1,092,939	$1,761,489	$(3,188,332)	$3,084,182

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	$—	$736	$11,997	$—	$12,733
Current portion of long-term debt	209,278	—	39,813	—	249,091
Accounts payable and accrued liabilities	118,155	203,690	390,828	(10,437)	702,236

Total current liabilities	327,433	204,426	442,638	(10,437)	964,060
Intercompany payables (receivables)	1,130,260	(908,908)	(221,352)	—	—
Long-term debt	852,896	1,567	9,190	—	863,653
Other long-term liabilities	302,766	58,927	76,224	(16,742)	421,175
Minority interests	—	6,600	23,963	—	30,563
Total shareholders’ equity	804,731	1,730,327	1,430,826	(3,161,153)	804,731

Total Liabilities and Shareholders’ Equity	$3,418,086	$1,092,939	$1,761,489	$(3,188,332)	$3,084,182

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Quarter Ended March 22, 2003

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flow provided by (used in) operating activities	$146,297	$2,259	$(147,151)	$—	$1,405

INVESTING ACTIVITIES
Proceeds from sales of assets	834	33	876	—	1,743
Capital additions	(621)	—	(3,206)	—	(3,827)

Cash flow provided by (used in) investing activities	213	33	(2,330)	—	(2,084)

FINANCING ACTIVITIES
Short-term debt borrowings	—	1,786	6,991	—	8,777
Short-term debt repayments	(4,353)	(1,730)	(4,576)	—	(10,659)
Long-term debt borrowings	—	15	4,178	—	4,193
Long-term debt repayments	—	(143)	(2,809)	—	(2,952)
Dividends paid to common shareholders	(8,440)	—	—	—	(8,440)
Proceeds from issuance of common stock	2,768	—	—	—	2,768

Cash flow (used in) provided by financing activities	(10,025)	(72)	3,784	—	(6,313)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	1,025	—	1,025

Increase (decrease) in cash and cash equivalents	136,485	2,220	(144,672)	—	(5,967)
Cash and cash equivalents at beginning of period	395,106	(2,857)	254,718	—	646,967

Cash and cash equivalents at end of period	$531,591	$(637)	$110,046	$—	$641,000

DOLE FOOD COMPANY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

UNAUDITED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Quarter Ended March 23, 2002

	Dole Food
	Company, Inc.	Guarantors	Non Guarantors	Eliminations	Total

	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flow (used in) provided by operating activities	$(70,018)	$1,252	$18,603	$—	$(50,163)

INVESTING ACTIVITIES
Proceeds from sales of assets	1,239	5,603	1,578	—	8,420
Purchases of investments	—	—	(511)	—	(511)
Capital additions	(10,160)	(831)	(5,646)	—	(16,637)

Cash flow (used in) provided by investing activities	(8,921)	4,772	(4,579)	—	(8,728)

FINANCING ACTIVITIES
Short-term debt borrowings	—	232	5,629	—	5,861
Short-term debt repayments	—	—	(9,511)	—	(9,511)
Long-term debt borrowings	—	—	—	—	—
Long-term debt repayments	—	—	(7,089)	—	(7,089)
Dividends paid to common shareholders	(8,389)	—	—	—	(8,389)
Proceeds from issuance of common stock	1,210	—	—	—	1,210

Cash flow (used in) provide by financing activities	(7,179)	232	(10,971)	—	(17,918)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	331	—	331

(Decrease) increase in cash and cash equivalents	(86,118)	6,256	3,384	—	(76,478)
Cash and cash equivalents at beginning of period	93,282	(4,656)	272,700	—	361,326

Cash and cash equivalents at end of period	$7,164	$1,600	$276,084	$—	$284,848

DOLE FOOD COMPANY, INC.

II.     Supplementary Data

Quarterly Financial Information (Unaudited)

      The following table presents summarized quarterly results (in thousands, except per-share data):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year

2002
Revenues, net	$1,059,415	$1,118,185	$1,254,494	$959,979	$4,392,073
Gross margin	181,104	198,109	181,068	144,054	704,335
Net income from continuing operations	56,279	66,848	14,650	18,421	156,198
Net income from discontinued operations	—	—	—	—	—
Cumulative effect of a change in accounting principle	(119,917)	—	—	—	(119,917)
Net income (loss)	(63,638)	66,848	14,650	18,421	36,281
Net income (loss) per common share — basic
Continuing operations	$1.01	$1.19	$0.26	$0.33	$2.78
Discontinued operations	—	—	—	—	—
Cumulative effect of a change in accounting principle	(2.14)	—	—	—	(2.14)

Net income (loss) per common share — basic	$(1.13)	$1.19	$0.26	$0.33	$0.64

Net income (loss) per common share — diluted
Continuing operations	$0.99	$1.18	$0.26	$0.32	$2.76
Discontinued operations	—	—	—	—	—
Cumulative effect of a change in accounting principle	(2.11)	—	—	—	(2.12)

Net income (loss) per common share — diluted	$(1.12)	$1.18	$0.26	$0.32	$0.64

2001
Revenues, net	$1,031,483	$1,127,921	$1,208,055	$947,362	$4,314,821
Gross margin	143,246	149,231	35,840	104,723	433,040
Net income (loss) from continuing operations	29,455	33,285	(103,902)	4,084	(37,078)
Net income from discontinued operations	5,264	3,683	9,146	169,389	187,482
Cumulative effect of a change in accounting principle	—	—	—	—	—
Net income (loss)	34,719	36,968	(94,756)	173,473	150,404
Net income (loss) per common share — basic
Continuing operations	$0.53	$0.59	$(1.86)	$0.07	$(0.66)
Discontinued operations	0.09	0.07	0.16	3.03	3.35
Cumulative effect of a change in accounting principle	—	—	—	—	—

Net income (loss) per common share — basic	$0.62	$0.66	$(1.70)	$3.10	$2.69

Net income (loss) per common share — diluted
Continuing operations	$0.53	$0.59	$(1.86)	$0.07	$(0.66)
Discontinued operations	0.09	0.07	0.16	3.00	3.33
Cumulative effect of a change in accounting principle	—	—	—	—	—

Net income (loss) per common share — diluted	$0.62	$0.66	$(1.70)	$3.07	$2.67

$475,000,000

Offer to Exchange

8 7/8% Senior Notes due 2011,

which have been registered under
the Securities Act of 1933,
for any and all outstanding
8 7/8% Senior Notes due 2011,
which have not
been registered under
the Securities Act of 1933,
of